Form 20-F
period 2007-12-31
OCEANFREIGHT INC.
filed 2008-03-07
CIK 1395593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 ☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

 ☐     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

 ☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from  to

Commission file number:

OCEANFREIGHT INC.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

80 Kifissias Avenue, GR 15125 Amaroussion, Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b)
of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, the registrant had 12,394,079 common shares, $0.01 par value per share outstanding, and 2,063,158 subordinated shares, par value $0.01 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	No ☒

Note-Checking  the box above will not  relieve any  registrant  required to file reports  pursuant to Section 13 or 15(d) of the Securities  Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

           FORWARD-LOOKING STATEMENTS

OceanFreight Inc., or the “Company”, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

Please note in this annual report, “we,” “us,” “our,” and “the Company,” all refer to OceanFreight Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include (i) the strength of world economies and currencies;, (ii) general market conditions, including changes in charterhire rates and vessel values; (iii) changes in demand that may affect attitudes of time charterers; (iv) scheduled and unscheduled drydocking; (v) changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; (vi) actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events or acts by terrorists; and (x) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

           PART I

Item 1.                      Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.                      Offer Statistics and Expected Timetable

Not Applicable

Item 3.                      Key Information

A.      Selected Consolidated Financial and Other Data

The following table sets forth our selected consolidated financial and other data as of December 31, 2006 and 2007 and for the period from September 11, 2006 (date of inception) through December 31, 2006 and for the year ended December 31, 2007. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

(Expressed in thousands of U.S. Dollars – except for share and per share data and average daily results)

	2006	2007
Income Statement Data:
Voyage revenue and imputed deferred revenue	$-	41,133
Voyage expenses	-	(1,958)
Vessels’ operating expenses	-	(9,208)
General and administrative expenses	(111)	(3,460)
Survey and dry-docking costs	-	(1,685)
Depreciation	-	(13,210)
Operating income/(loss )	(111)	11,612

Interest income	6	2,214
Interest and finance costs	-	(5,671)

Net Income/(loss)	$(105)	8,155
Earnings per common share, basic and diluted	$-	0.84
Earnings (losses) per subordinated share, basic and diluted	$(0.05)	0.57
Weighted average number of common shares, basic and diluted	$-	8,353,270
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,042,566

Balance Sheet Data:
Cash and cash equivalents	499	19,044
Total current assets	503	20,711
Vessels, net of accumulated depreciation	-	485,280
Total assets	776	507,925
Total current liabilities	285	33,884
Long-term imputed deferred revenue including current portion	-	26,349
Long – term debt including current portion	-	260,600
Total stockholders’ equity	491	213,410

Other Financial Data:
Net cash flow provided by operating activities	1	24,434
Net cash flow used in investing activities	(2)	(467,216)
Net cash flow provided by financing activities	500	461,327
Cash dividends per common and subordinated share	-	0.90
Cash paid for common and subordinated stock dividend	-	13,048
EBITDA (1)		20,841
Fleet Data:
Average number of vessels (2)	-	3.7
Number of vessels	-	10.0
Average age of fleet	-	12.2
Total calendar days for fleet (3)	-	1,364
Total voyage days for fleet (4)	-	1,282
Fleet utilization (5)	-	94.0%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	-	30,558
Daily vessel operating expenses (7)	-	6,208
Daily management fees	-	543
Daily general and administrative expenses (8)	-	2,536
Total daily vessel operating expenses (9)	-	9,287

(1) EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the 2007 consolidated statement of cash flows, to EBITDA.

Net cash from operating activities	24,434
Net increase in operating assets	1,665
Net increase in operating liabilities	(7,556)
Net interest expense	3,457
Amortization of deferred financing costs included in interest expense	(1,159)
EBITDA	20,841

(2) Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in that period.

(3) Calendar days are the total days the vessels were in the Company’s possession for the relevant period including off-hire days.

(4) Total voyage days for the fleet are the total days the vessels were in the Company’s possession for the relevant period net of off-hire days.

(5) Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
OceanFreight has currently fixed out (i.e. arranged charters for) approximately 91% and 78% of its 2008 and 2009 available days, respectively.

(6) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(9) Total vessel operating expenses or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

B.      Capitalization and Indebtedness

Not applicable.

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.      Risk Factors

Some of the following risks relate principally to the seaborne transportation industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider the following risks together with the other information described in this section before deciding to invest in our common stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You may lose all or part of your investment.

Industry Specific Risk Factors

The seaborne transportation industry is cyclical and volatile, and this may lead to reductions in our charter rates, vessel values and results of operations.

The international seaborne transportation industry is both cyclical and volatile in terms of charter rates and profitability. The degree of charter rate volatility for vessels has varied widely. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity which, in turn is affected by changes in supply and demand for types of cargo internationally carried at sea. For example, demand for drybulk carrier capacity is affected by demand for drybulk cargoes carried internationally at sea such as coal, iron ore and grains and minerals.  Demand for tanker capacity is affected by demand for oil and petroleum products and demand for container vessels is affected by demand for semi-finished and finished consumer and industrial products.  The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Additional, factors that influence demand for vessel capacity include:

•	changes in the production of types of cargo such as energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	actions taken by the Organization of the Petroleum Exporting Countries (OPEC) and major oil producers and refiners;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the number of vessels that are out of service; and

•	port or canal congestion.

We anticipate that the future demand for our vessels and charter rates will be dependent upon continued economic growth in China, India and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. We believe the capacity of the world fleet is likely to increase and there can be no assurance that economic growth will continue at a rate sufficient to utilize this new capacity. Adverse economic, political, social or other developments could negatively impact charter rates and therefore have a material adverse effect on our business, results of operations and ability to pay dividends.

Charter rates in the seaborne transportation industry are at levels that remain high relative to historic levels and may decrease in the future, which may adversely affect our earnings and ability to pay dividends.

The industry’s current rates are at levels that remain high relative to historic levels in certain sectors. Charter rates for drybulk carriers, tankers and containers reached historically high levels at different times during the period between late 2004 and mid 2005 but declined in certain sectors significantly from these levels. Charter rates for drybulk carriers have increased in the second quarter of 2007 and are currently at historically high levels while charter rates for container vessels and tankers are below their historically high levels reached during the period between late 2004 and mid 2005. The decline, although significant in certain sectors, was to levels that remain high relative to historic levels. If the seaborne transportation industry, which has been highly cyclical, is depressed in the future when our charters expire or at a time when we may want to sell a vessel, our earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably, meet our obligations including payment of debt service to our lenders or to pay dividends to our shareholders. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources, commodities, semi-finished and finished consumer and industrial products.

An over-supply of drybulk carrier and tanker capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing to respond to increased demand for transportation of drybulk cargoes, and the number of drybulk carriers on order is near historic highs. The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in parts of the world economy including Asia. Factors that tend to decrease tanker supply include the conversion of tankers to non-tanker purposes and the phasing out of single hull tankers due to legislation and environmental concerns. We believe shipyards are expected to operate more or less at full capacity with their present orderbooks for both drybulk carriers and tankers. An over-supply of drybulk carrier or tanker capacity may result in a reduction of charter hire rates. If a reduction occurs, upon the expiration or termination of our vessels’ current charters, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

The market value of our vessels remains high relative to historic levels, may fluctuate significantly, and we may incur losses if we sell vessels following a decline in their market value.

Values for all sizes of drybulk carriers, tankers and container vessels are near historically high levels. If the seaborne transportation industry, which historically has been highly cyclical, does not maintain these high levels in the future the fair market value of our vessels will decline.

The fair market value of our vessels may increase and decrease depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

•	In addition, as vessels grow older, they generally decline in value.

If the fair market value of our vessels declines, we may incur losses when we sell one or more of our vessels, which would adversely affect our business and financial condition, we may not be in compliance with certain provisions of our term loan and we may not be able to refinance our debt or obtain additional financing. If we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

The seaborne transportation industry is highly competitive, and we may not be able to compete successfully for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition among vessel owners for the seaborne transportation of energy resources, commodities, semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources than we have could operate larger fleets than our fleet and, thus, may be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial condition and results of operations.

A significant number of the port calls made by the vessels in our fleet and vessels we may acquire in the future will involve the loading or discharging of energy resources, commodities, semi-finished and finished consumer and industrial products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly China, may have an adverse effect on our business, financial condition and results of operations, as well as our future prospects. In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience slowing or even negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely affect economic growth in China and elsewhere. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Charter rates are subject to seasonal fluctuations, which may adversely affect our financial condition and ability to pay dividends.

Our fleet consists of nine drybulk carriers and two tanker vessels.  We employ all of our vessels on medium-to long-term time charters, except the Olinda, which is trading in the spot market.  We may, in the future, employ additional vessels in the spot market.  Demand for vessel capacity has historically exhibited seasonal variations and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31. The tanker sector is also typically stronger in the fall and winter months in anticipation of increased consumption of oil and petroleum products in the northern hemisphere during the winter months. As a result, our revenues from tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. If we acquire container vessels in the future we will be subject to seasonal trends in the container vessel sector as follows: seasonal trends in the container sector are driven by the import patterns of manufactured goods and refrigerated cargoes by major importers, such as the United States, Europe, Japan and others. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period, container shipping rates are higher, and as a result, the charter rates for containerships are higher. Seasonality in the sectors in which we operate could materially affect our operating results and cash available for dividends in the future.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these  regulations may subject us to increased liability, may adversely affect our insurance coverage  and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code.  The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  As of the date of this annual report, each of our vessels is ISM code-certified.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected dry-docking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage  to our  customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at dry-docking facilities is sometimes limited and not all dry-docking facilities are conveniently located. We may be unable to find space at a suitable dry-docking facility or our vessels may be forced to travel to a dry-docking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant dry-docking facilities would decrease our earnings.

Our insurance may not be adequate to cover our losses that may result from our operations due to the inherent operational risks of the seaborne transportation industry.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us.  Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

As a result of the September 11, 2001 attacks, the U.S. response to the attacks and related concern regarding terrorism, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. Accordingly, premiums payable for terrorist coverage have increased substantially and the level of terrorist coverage has been significantly reduced.

In addition, we may not carry loss-of-hire insurance, which covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry-docking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures can result in the seizure of the cargo and contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, U.S. authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners. We may acquire container vessels in the future and any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Maritime claimants could arrest our vessels, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our business, financial condition, results of operations and ability to pay dividends.

Terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004 and in London on July 7, 2005 and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the M/T Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Company Specific Risk Factors

We are a newly formed company with a limited history of operations.

We are a newly formed company and have a limited performance record and operating history and limited historical financial statements upon which you can evaluate our operations or our ability to implement and achieve our business strategy. We cannot assure you that we will be successful in implementing our business strategy.

We cannot assure you that we will pay dividends.

There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this annual report or at all. Our policy is to declare quarterly dividends to shareholders each February, May, August and November. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends, including as a result of the risks described in this section of the annual report. Our credit agreements may also prohibit our declaration and payment of dividends under some circumstances. Under our senior secured credit facility we are prohibited from paying dividends if certain events of default have occurred or will occur. We may also enter into new financing or other agreements that will restrict our ability to pay dividends.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors. The timing and amount of dividends depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.  However, where there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends. We and our subsidiaries are permitted to pay dividends under our senior secured credit facility only for so long as we are in compliance with all applicable financial covenants, terms and conditions. In addition, we and our subsidiaries are subject to limitations on the payment of dividends under Marshall Islands laws discussed above.

Obligations associated with being a public company require significant company resources and management attention.

We completed our initial public offering in April 2007 and are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We will continue to need to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures as well as financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

We intend to expand our operations into other sectors and own and operate a diversified fleet of vessels which will expose us to a greater number of risks.

Our fleet is comprised of nine secondhand drybulk carriers that mainly transport iron ore, coal, grains and minerals, fertilizers and two secondhand tanker vessels that transport crude oil. We intend to grow our fleet and expand our operations into other sectors. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations. We have selected fleet managers for vessels operating in a certain sector based on the expertise of the particular fleet manager in managing vessels in that sector. Wallem Ship Management Ltd., or Wallem, provides vessel management services to us for our eight Panamax drybulk carriers.  Cardiff Marine Inc., or Cardiff, provides vessel management services to us for our Capesize drybulk carrier and our two tanker vessels.  We refer to Cardiff and Wallem collectively as our Fleet Managers.  We cannot assure you that we or our Fleet Managers will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

We are entirely dependent on our Fleet Managers to perform the day-to-day management of our fleet.

Our executive management team consists of our Chief Executive Officer/interim Chief Financial Officer, our Chief Operating Officer and our Chief Accounting Officer and Treasurer. We have entered into an interim management agreement with Cardiff for certain services for an initial period while our senior executive officers establish our internal systems and procedures. As we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Managers, we are dependent on our Fleet Managers and the loss of any of our Fleet Managers’ services or their failure to perform their obligations to us could materially and adversely affect the results of our operations. Although we may have rights against a Fleet Manager if it defaults on its obligations to us, you will have no recourse directly against a Fleet Manager. Further, we expect that we will need to seek approval from our lenders to change a Fleet Manager. If a Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Managers are privately held companies and there may be limited or no publicly available information about them.

Our Fleet Managers, Cardiff Marine Inc. and Wallem Shipmanagement Ltd. are privately held companies. The ability of our Fleet Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair one or more of our Fleet Managers’ financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

Two of our directors have relationships with Cardiff which may create conflicts of interest.

For a period of 12 months following our initial public offering, we will rely on Cardiff for interim management services related to taking delivery of our fleet and the commencement of our operations. Cardiff is owned by a company controlled by Mrs. Chryssoula Kandylidis, who is the wife of one of our directors, Konstandinos Kandylidis, and is the mother of our Chief Executive Officer/interim Chief Financial Officer, Antonis Kandylidis, and by the Entrepreneurial Spirit Foundation, or the Foundation, which is controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. Economou. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with services performed for us by Cardiff under the interim management agreement versus services performed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by other parties because Mr. Economou and members of his family may receive greater economic benefits.

Our Fleet Managers may have conflicts of interest between us and other clients of our Fleet Managers.

We have subcontracted the day-to-day technical management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Managers. Our contracts with our Fleet Managers have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least two months’ advance notice of termination is given by either party. Our Fleet Managers will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Managers’ performance of their obligations to us, on the one hand, and our Fleet Managers’ performance of their obligations to their other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Managers. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with Cardiff own and will acquire vessels that compete with our fleet.

We entered into an interim management agreement with Cardiff to provide us with certain services for a period of six months following our initial public offering, which agreement has been extended for up to an additional six months. In addition, Cardiff, a company beneficially owned by the uncle of our Chief Executive Officer and wife of one of our directors, Mr. Konstandinos Kandylidis, currently manages 38 drybulk carriers for DryShips Inc. and also manages 19 tankers and 14 drybulk carriers and supervises the construction of 16 crude oil tankers and 18 drybulk carriers with scheduled delivery dates between 2007 and 2010 on behalf of companies controlled by members of the Economou family. Moreover, Mr. Economou, members of his family and companies affiliated with Cardiff own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Cardiff may be faced with conflicts of interest with respect to its interests and its obligations to us.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on medium- to long-term time charters.

Ten of our eleven vessels are employed under medium- to long-term time charters, with expiration dates ranging from June 2008 to December 2012 representing a fleet average remaining term of approximately 24 months. Although medium- and long-term time charters provide relatively steady streams of revenue, vessels committed to medium- and long-term charters may not be available for spot voyages during periods of increasing charter hire rates, when spot voyages may be more profitable.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters. While current charter rates are high relative to historical rates, the charter market is volatile, and in the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates have fallen, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot assure you that future charter rates will be at a level that will enable us to operate our vessels profitably or to pay dividends or repay our debt.

We may be unable to effectively manage our growth.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	obtaining required financing;

•	integrating any acquired business successfully with our existing operations;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing our expansion.

We intend to finance our growth with the net proceeds of future debt and equity offerings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Fleet Managers, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Fleet Managers are unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.

We rely on our Fleet Managers to recruit suitable senior officers and crews for our fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Managers to recruit suitable additional seafarers. We cannot assure you that our Fleet Managers will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Managers’ crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels.  The seafarers who are employed on the ships in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. If our Fleet Managers are unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends may be materially adversely affected.

The operation of drybulk carriers and tankers each involve certain unique operational risks.

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier’s bulkheads leading to the loss of the drybulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil.  An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

We may be unable to attract and retain key senior management personnel and other employees in the seaborne transportation industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends. We do not intend to maintain ‘‘key man’’ life insurance on any of our officers.

Our executive officers could receive substantial sums based on payments on our dividend participation rights if our quarterly dividends to our shareholders are increased, reducing the amount of cash that would otherwise have been available for increased dividends to our common and subordinated shareholders.  Our Equity Incentive Plan provides for the award of dividend participation rights.  If our board of directors determines to award such dividend participation rights, our executive officers would have the right to receive payments on our dividend participation rights in respect of incremental dividends.  These payments will reduce the amount of cash which would otherwise have been available to increase the amount to be paid as dividends to our shareholders or to repay our debt.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Defects or problems discovered after purchase may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Generally, we do not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Our current fleet has an average age of 12.3 years. Older vessels are typically less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel’s useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability for vessels trading in the spot market. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments and do not correctly anticipate charter rate movements over the specified route and time period, we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

We will depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We expect to derive a significant part of our revenue from a small number of customers. Ten of our eleven vessels are employed under fixed rate period charters to seven customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire,  default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

A decline in the market value of our vessels could lead to a default under our senior secured credit facility and the loss of our vessels through foreclosure.

If the market value of our fleet declines, we may not be in compliance with certain provisions of our senior secured credit facility, which is secured by the vessels in our fleet and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

For example, if the market value of the vessels financed under our senior secured credit facility declines below approximately 140% of the aggregate amount outstanding under our senior secured credit facility, we will not be in compliance with certain debt covenants, and we may not be able to refinance our debt or obtain additional financing. We expect that the market value of our fleet will be above the minimum market value required by our senior secured credit facility. However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these provisions. Events beyond our control, including changes in the economic and business conditions in the shipping sectors in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will satisfy this requirement or that our lenders will waive any failure to do so.

We cannot assure you that we will be able to borrow amounts under our senior secured credit facility and restrictive covenants in our senior secured credit facility may impose financial and other restrictions on us.

Our ability to borrow amounts under our senior secured credit facility will be subject to the satisfaction of customary conditions precedent and compliance with terms and conditions included in the loan documents. Prior to each drawdown, we will be required, among other things, to provide the lender with acceptable valuations of the vessels in our fleet confirming that they are sufficient to satisfy minimum security requirements. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may not be able to drawdown the full amount under our senior secured credit facility without obtaining a waiver or consent from the lender. We will also not be permitted to borrow amounts under the facility if we experience a change of control.

Our senior secured credit facility also imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	incur additional indebtedness, including through the issuance of guarantees;

•	create or permit liens on our assets;

•	sell our vessels or the capital stock of our subsidiaries;

•	make investments;

•	change the flag or classification society of our vessels;

•	pay dividends (as described under “We cannot assure you that we will pay dividends”);

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

These restrictions could limit our ability to finance our operations or capital needs, make acquisitions or pursue available business opportunities. In addition, our senior secured credit facility will require us to maintain specified financial ratios and satisfy financial covenants. We expect to be able to comply with all of these specified financial ratios and financial covenants.  However, should our charter rates or vessel values materially decline in the future due to any of the reasons discussed in the industry specific risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facility would prevent us from borrowing additional money under this facility and could result in a default under the senior secured credit facility. If a default occurs under our term loan, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders’ consent when needed. This may prevent us from taking actions that are in our best interest.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

We cannot assure you that we will be able to refinance any indebtedness incurred under  our senior secured credit facility.

We have partially financed the acquisition of our vessels with secured indebtedness drawn under our senior secured credit facility. We cannot assure you that we will be able to refinance amounts drawn under our senior secured credit facility at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans. The actual or perceived credit quality of our charterers, any defaults by them, and the market value of our fleet, among other things, may materially affect our ability to obtain alternative financing. In addition, debt service payments under our credit facility or alternative financing may limit funds otherwise available for working capital, capital expenditures, the payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facility or an alternative financing arrangement, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

We may be subject to tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not begin and end, in the United States is characterized as United States source shipping income and as such is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated hereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return reporting purposes for the 2007 taxable year.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. For example 5% shareholders may own 50% or more of our outstanding common shares. In such a case, we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to establish this, 5% shareholders would have to provide us with certain information in order to substantiate their identity as qualified shareholders.  Certain of our 5% shareholders have agreed to provide us with this information.  However, due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries in the future.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent United States federal income tax on our U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash is treated as an asset that produces “passive income” and “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

There is a risk that we may be treated as a PFIC for the 2006 taxable year. Although we intend to take the position that we were not a PFIC during the 2006 taxable year pursuant to a special “start-up” exception, there is little guidance regarding the application of this exception. Therefore, there is a risk that the IRS or a court may disagree with our position and treat us as a PFIC for the 2006 taxable year. If we are treated as a PFIC for the 2006 taxable year, any dividends paid on our common shares during 2007 to a U.S. shareholder that is an individual, trust or estate will be taxable as ordinary income rather than as “qualified dividend income.” Please read “Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC for the 2006 taxable year.

We do not believe that we were a PFIC during the 2007 taxable year or that we will be a PFIC with respect to any taxable year after the 2007 taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year beginning with the 2007 taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. Please read “Tax Considerations—United States Federal Income Taxation of U.S. Holders” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars but we incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

There is no guarantee that there will continue to be an active and liquid public market for you to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the segments of the shipping industry in which we operate;

•	changes in government regulation;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The drybulk and tanker industries have been highly unpredictable and volatile.  The market for our common stock may be equally volatile.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States.

Our corporate affairs are governed by our Amended and Restated Articles of Incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for investors to enforce U.S. judgments against us.

We and all of our subsidiaries are incorporated in jurisdictions outside the U.S. and substantially all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Item 4.                      Information on the Company

A.      History and Development of the Company

OceanFreight Inc. was incorporated on September 11, 2006 under the laws of the Marshall Islands. Our principal executive offices are at 80 Kifissias Avenue, Athens 15125, Greece. Our telephone number at that address is +30 210 614 0283. On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our board of directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares. Basset currently owns 2,000,000 subordinated shares which represents approximately 13.9% of our outstanding capital stock. Please read Item 7.B. ‘‘Major Shareholders and Related Party Transactions—Basset Holdings Inc.”

In April 2007 we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million.  The Company’s common shares are listed on the NASDAQ Global Market under the symbol “OCNF”.

During the period from June 2007 to August 2007, we took delivery of our initial fleet of seven drybulk carriers: the Trenton, Austin, Pierre, Juneau, Lansing, Helena and Topeka, at an aggregate cost of $310.5 million. All of these drybulk carriers are Panamax sized, except for the Juneau which is a Capesize vessel. The loan obligations associated with these and other vessel acquisitions identified below are discussed in detail in “Item 5. Operating and Financial Review and Prospects—Long Term Debt Obligations and Credit Arrangements.”

In December 2007, we took delivery of the first of our two tankers, the Aframax Pink Sands at a cost of $47.3 million. Also in December 2007, we took delivery of two Panamax drybulk carriers, the Richmond and the Augusta at a cost of 47.1 and 62.2 million, respectively.

On December 7, 2007, we announced that our previous Chairman, President and Chief Executive Officer, Robert Cowen, as well as our previous Chief Financial Officer, James Christodoulou, had left the Company.  The Board of Directors appointed our director Professor John D. Liveris as Chairman of our Board of Directors, and appointed Antonis Kandylidis, shareholder and founder of the Company, as Chief Executive Officer/interim Chief Financial Officer. In January 2008, we appointed Michael Gregos as our Chief Operating Officer.

We acquired our most recent vessel, the Suezmax tanker Olinda, in January 2008 at a cost of $65.7 million. This acquisition brought us to our current fleet of 11 vessels, consisting of nine drybulk carriers and two tankers.

B.      Business overview

OceanFreight’s strategy and business model.

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to pay attractive dividends to our shareholders and enhance shareholder value by increasing long term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management’s knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition. Our fleet consists of nine drybulk carriers and two tankers. We primarily focus on the drybulk and tanker segments because these vessel acquisitions and employment contracts satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise that meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. We have entered into fixed rate period charters for all of the Panamax drybulk carriers and one of our tanker vessels with an average remaining term of approximately 24 months as of December 31, 2007. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place our vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We will seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short, medium and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our nine drybulk carriers are chartered to six different charterers operating in the drybulk carrier sector and our Aframax tanker is also employed on a fixed-rate charter. We believe that chartering our vessels to a number of well established and reputable charterers, such as Standard Tankers Bahamas Limited, D’Amato Societa di Navigazione S.p.A., Transbulk 1904 AB, Magellanno Marine C.V., Deiulemar Shipping S.p.A., SK Shipping Europe and Express Sea Transport Corporation, reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers. Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Managers’ experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers’ rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Shipping Operations

OceanFreight’s Fleet. OceanFreight operates a diversified fleet in order to capitalize on strong drybulk and tanker markets. Our fleet is comprised of eight Panamax drybulk carriers and one Capesize drybulk carrier and one Suezmax tanker and one Aframax tanker. The Company’s fleet, currently, has an average age of approximately  12.3 years and except for the Suezmax, are all chartered under long term contracts expiring at various dates, the latest through 2012.

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
Trenton	Panamax	1995	75,264
Pierre	Panamax	1996	70,316
Austin	Panamax	1995	75,264
Juneau	Capesize	1990	149,495
Lansing	Panamax	1996	73,040
Helena	Panamax	1999	73,744
Topeka	Panamax	2000	74,710
Richmond	Panamax	1995	75,265
Augusta	Panamax	1996	69,053

Tanker Vessels
Pink Sands	Aframax	1993	93,723
Olinda	Suezmax	1996	149,085

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of that vessel to two management companies, which we refer to as our Fleet Managers, who are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Eight of our vessels are managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company and three vessels are managed by Cardiff Marine Inc., or Cardiff, a related party. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Managers have each established a reputation as efficient and dependable vessel operators. We further believe the scale and scope of our Fleet Managers enable them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as their ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers’ established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

Our Fleet Managers provide comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting. Our Fleet Managers have implemented the International Maritime Organization, or IMO’s, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. They also have obtained documents of compliance for their offices and safety management certificates for their vessels as required by the ISM Code, as well as certificates for vessels under the International Ship and Port Security Code, or ISPS Code, as required by the International Convention for the Safety of Life at Sea, or SOLAS, and the Maritime Transportation Security Act Code, or MTSA Code.

Our Fleet Managers have the following departments:

•	Operations,
•	Technical,
•	Accounting,
•	Crewing,
•	Insurance,
•	Purchasing,
•	Safety and Quality,
•	Sale and Purchase, and
•	Chartering.

Our Fleet Managers provide, under the vessel management agreements, specific day-to-day vessel management functions including:

•	monitoring the quality and safety of vessel operations;
•	performing general vessel maintenance and inspections;
•	arranging and supervising special surveys, dry-dockings, vessel reconditioning and repair work;
•	appointing supervisors, surveyors and technical consultants;
•	ensuring compliance with all country of registry, classification society and port state rules and regulations;
•	implementing of the Safety Management System (SMS) in accordance with the ISM code;
•	providing employment, training and performance reviews of qualified officers and crew;
•	arranging for transportation, repatriation, payroll, pensions and insurance of seafarers;
•	purchasing of stores, supplies, spares, lubricating oil and new equipment for vessels;
•	maintaining vessel condition acceptable to charterers and arranging for physical inspections by charterers;
•	providing vessel operating expense budgets and monthly vessel working capital requirements; and
•	providing vessel accounting and reporting.

Vessel Management Agreements. We do not employ personnel to run our day-to-day vessel management activities. Our Fleet Managers are responsible for all day-to-day vessel management functions pursuant to separate vessel management agreements. Our senior management team, under the supervision of our board of directors, manages our business as a holding company, including our administrative functions, and we monitor our Fleet Manager’s performance under the vessel management agreements which we have entered into. The vessel management agreements have a one-year term and are automatically extended for successive one year terms, unless in each case, advance notice of termination is given by either party under the terms of the respective vessel management agreements.

Upon termination of the agreements, except in limited circumstances, we will be required to pay the applicable management fee at the rate then in effect for ninety days from the date of termination in order to cover operational and accounting costs relating to final vessel disbursements. In addition, we will also be required to pay crew costs for ninety days from the date of termination. Pursuant to the management agreements, we are obligated to pay our Fleet Managers a management fee ranging from approximately $340 to $500 per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessels are owned by us. We will not pay any management fees for vessels we may employ under bareboat charters in the future.

We oversee our Fleet Managers who are responsible for arranging for superintendent visits when necessary to evaluate the vessel’s physical condition, supervise onboard activities, repairs and drydockings. Our Fleet Managers are also required to prepare annual budgets and an estimate of working capital requirements for the vessel and update such estimate monthly.

Vessel Employment. We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. Our current fleet is presently operating under long term time charter agreements as follows:

Vessel Name	Charterer	Estimated Expiration of Charter	Gross Daily Rate
Trenton	Deiulemar Shipping S.p.a.	April 2010 to June 2010	26,000
Pierre	Magellano Marine C.V.	June 2010 to October 2010	23,000
Austin	Deiulemar Shipping S.p.a	April 2010 to June 2010	26,000
Juneau	SK Shipping Europe LTD	September 2009 to October 2009	48,700
Lansing	Transbulk 1904 AB	May 2009 to September 2009	24,000
Helena	Express Sea Transport Corporation	June 2008 to August 2008	30,000
	Classic Maritime Inc. (next charterer for Helena)	April 2012 to December 2012	32,000
Topeka	D’Amato di Navigazione S.p.a.	October 2010 to May 2011	23,100
Richmond	Transbulk 1904 AB	December 2009 to April 2010	29,100
Pink Sands	Standard Tankers Bahamas Limited	December 2010 to January 2011	27,450
Augusta	D’Amato di Navigazione S.p.a	November 2008 to January 2009	61,500
Olinda	Spot market	N/A	-

We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Spot Charters. Generally refer to voyage charters and trip time charters, which generally last from 10 days to three months. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter is generally a contract for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of spot charters, we would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. We would also be responsible for each vessel’s intermediate and special survey costs.

Customers. We believe that chartering our vessels to a number of well established and reputable charterers such as D’Amato Societa di Navigazione S.p.A, Transbulk 1904 AB, Magellanno Marine C.V., Deiulemar Shipping S.p.A., Standard Tankers Bahamas Limited, SK Shipping Europe and Express Sea Transport Corporation, reduces the risk of default under our charter contracts. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio. Our assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

From the acquisition dates of the vessels above through to December 31, 2007, 98% of the Company’s voyage revenues were earned from six charterers, who individually accounted for 30%, 16%, 14%, 13%, 13% and 12% of such revenues.

Competition. We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. We arrange our charters (whether period charters or spot charters) through the use of brokers, who negotiate the terms of the charters based on market conditions.

Currently, we compete primarily with other owners of vessels in the drybulk carrier sector. Ownership of vessels is highly fragmented in all sectors of the seaborne transportation industry.

The International Drybulk Shipping Industry. Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2007, approximately 2.99 billion tons of drybulk cargo was transported by sea, representing a 5% increase versus 2006.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 1999 and 2007, trade in all drybulk commodities increased from 1.97 billion tons to 2.99 billion tons, an increase of 52.0%. One of the main reasons for the resurgence in drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 380 million tons in 2007. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market since 2004, absorbing additional tonnage.

2007 was a record year for the drybulk shipping market driven by surging volumes of global trade in raw materials such as iron ore and steam coal.  China’s rapid expansion of steel production capacity is the main driver of increased iron ore shipments.  Moreover, in 2007 China became a net coal importer for the first time as demand for electricity has increased significantly.  The shortage of ships was amplified by inadequate port and on land infrastructure creating delays due to port congestion.

The global drybulk carrier fleet may be divided into four categories based on a vessel’s carrying capacity. These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. The orderbook of new drybulk vessels scheduled to be delivered in 2008 represents approximately 7% of the world drybulk fleet. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The average age at which vessels were scrapped over the last five years was 26 years. However, due to recent strength in the drybulk shipping industry, the average age at which the vessels are scrapped has increased.

The International Tanker Industry. World oil supply at the end of 2007 averaged 86.5 million barrels per day (bpd) which was 0.8 million bpd greater than the International Energy Agency (IEA)’s average demand figure for 2007.  The increase in supply, particularly from OPEC nations, helped tanker rates in the fourth quarter of 2007 as long haul stems became available.  Non-OPEC production at the end of 2007 was estimated at 50.2 million barrels per day, with an increase to 51.25 million barrels per day expected in 2008.  OPEC crude oil supply in November 2007 averaged 31.1 million bpd.

In its September 2007 meeting OPEC decided to increase production by 500,000 barrels per day.

Crude tanker demand for 2007 was 257.3 million dwt, an increase of 3.3% versus 2006.

Global oil demand for 2008 is expected by oil market analysts to project decent growth in 2008, despite the uncertainties surrounding the U.S. economy.  According to the International Energy Agency it is expected that oil demand will grow to the tune of 1.6 million barrels per day.  Half of the projected demand growth will come from the Asian economies, especially China.  According to Clarksons Research Services, in 2007 China imported 2.8 million barrels, the majority of which is sourced from the Arabian Gulf, West Africa and Latin America.

The tanker market experienced a rally in the fourth quarter of 2007 when Saudi Aramco offered deep price discounts on crude oil to U.S. buyers in order to stimulate U.S. imports of crude oil, resulting in significant buying by U.S. refiners.  This coincided with an increase in Chinese imports as China experienced a fuel shortage and the oil spill of a Chinese owned single hull VLCC off the coast of South Korea.  Double hull tanker owners took immediate advantage and pushed up rates on the day of the accident, eventually culminating in the strongest winter rally in tanker rates since the fourth quarter of 2004.

The current tanker fleet in excess of 10,000 dwt stands at 384.9 million tonnes, out of which 84 million dwt is single hull.  In 2007 the tanker fleet in excess of 10,000 dwt increased from 363 million dwt in 2006 to 385 million in 2007.  The newbuilding orderbook for 2008 stands at 37.9 million dwt.

Tanker vessels generally fall into one of six major types of vessel classifications based upon carrying capacity:

ULCCs (Ultra Large Crude Carriers), with a cargo carrying capacity of 320,000 dwt or more;

VLCCs (Very Large Crude Carriers), with a cargo carrying capacity of approximately 200,000 to 320,000 dwt;

Suezmax tankers, with a cargo carrying capacity of approximately 120,000 to 200,000 dwt;

Aframax tankers, with a cargo carrying capacity of approximately 80,000 to 120,000 dwt;

Panamax tankers, with a cargo carrying capacity of approximately 60,000 to 80,000 dwt;

Handymax tankers, with a cargo carrying capacity of approximately 30,000 to 60,000 dwt; and

Handysize tankers, with a cargo carrying capacity of approximately 10,000 to 30,000 dwt.

Additionally, tankers are differentiated by the type of cargo that they carry.  The industry identifies tankers as either product tankers or crude oil tankers on the basis of various factors including technical specifications and trading histories.  Crude oil tankers carry crude oil and so-called “dirty” products such as fuel oils.  Product tankers carry refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil, which is often referred to as “clean” products.

Product tankers are tankers that typically have cargo handling systems that are designed to transport several different refined products simultaneously, such as gasoline, jet fuel, kerosene, naphtha and heating oil, from refineries to the ultimate consumer.  Product tankers generally have coated cargo tanks that assist in tank cleaning between voyages involving different cargoes.  This coating also protects the steel in the tanks from corrosive cargoes.

Product tankers generally range in size from 10,000 dwt to 80,000 dwt, although there are some larger product carriers designed for niche long-range trades like the Middle East to Southeast Asia.

Although product tankers can carry dirty products, they generally do not switch between clean and dirty cargoes because a vessel carrying dirty cargo must undergo a cleaning process prior to loading clean cargo.  In addition, specified design, outfitting and technical factors tend to make some vessels better suited to handling the physical properties of distinct cargoes.

ULCCs and VLCCs carry the largest percentage of crude oil transported by sea.  These large tankers are typically on long-haul voyages, but port constraints limit their trading routes.  For example, only a few U.S. ports, such as the Louisiana Offshore Oil Port, are capable of handling a fully laden VLCC.

Suezmax tankers engage in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia.  Most Aframax tankers carry dirty products in short regional trades, mainly within Northwest Europe, within the Caribbean, within the Mediterranean or within Asia.  Panamax tankers, which are the largest tankers that can pass fully-loaded through the Panama Canal, take advantage of size restrictions on larger vessels in South and North American terminals.  Three-quarters of the world’s Panamax fleet transports dirty products and the remainder transports clean products.

Handymax and Handysize tankers carry the vast majority of clean products, comprising 90% of all product tankers.  Handymax tankers comprise the largest concentration of product tankers because smaller tankers have the greatest flexibility in trade routes and port access.  They can service many ports and utilize berthing facilities which cannot accommodate larger tankers due to size limitations or because those tankers require deeper water in which to operate.  Also, port facilities may lack sufficient storage capacity to unload the large loads carried by larger tankers.  At the same time, Handymax tankers can load a variety of different cargoes and thereby operate in a number of international oil and oil product trading routes.

Charter Hire Rates. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history.

The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2007, rates for all sizes of drybulk carriers strengthened appreciably to historically high levels, primarily due to the high level of demand for raw materials imported by China. Recently however, rates have declined from those historically high levels.

Vessel Prices. Vessel prices, both for newbuildings and secondhand vessels, have increased significantly during the past two years as a result of the strength of the drybulk shipping industry. Because sectors of the shipping industry (drybulk carrier, tanker and container ships) are in a period of prosperity, newbuilding prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

Crewing and Shore-based Employees

We employ five persons, our Chief Executive Officer/interim Chief Financial Officer, our Chief Operating Officer, our Chief Accounting Officer and Treasurer and two other employees. Pursuant to our interim management agreement we utilize Cardiff, with approximately 150 shore-based employees, for a period of twelve months following our initial public offering to enable us to take delivery of our vessels and ensure our operations are performed well while we establish our internal systems.

As is common practice in the shipping industry, our Fleet Managers are responsible for identifying, screening and recruiting directly or through a crewing agent, the officers and all other crew members for our vessels who are employed by our vessel owning subsidiaries.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase our cost of doing business.

ENVIRONMENTAL REGULATION AND OTHER REGULATIONS

Government regulations and laws significantly affect the ownership and operation of our vessels, which consist of both drybulk carriers and tankers.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, relevant flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our vessels.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

•	25-year-old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:
(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

•	30-year-old tankers must be of double hull construction or mid-deck design with double-sided construction; and
•	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;
•	commences a major conversion or has its keel laid on or after January 6, 1994; or
•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements, including the phase-out of single hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. We do not currently own any single hull vessels.

Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers	Date or Year for Phase Out
Category 1  oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
● April 5, 2005 for ships delivered on April 5, 1982 or earlier; or ● 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

 ●    April 5, 2005 for ships delivered on
        April 5, 1977 or earlier;
 ●    2005 for ships delivered after
        April 5, 1977 but before January 1, 1978;
 ●    2006 for ships delivered in 1978 and 1979;
 ●    2007 for ships delivered in 1980 and 1981;
 ●    2008 for ships delivered in 1982;
 ●    2009 for ships delivered in 1983; and
 ●    2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond the phase out date set forth in the above schedule.  Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulation 13G and 13H, as described below, certain Category 2 and 3 tankers fitted with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery.  Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers.  Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

•	the oil tanker conversion was completed before July 6, 1996;
•
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

•
the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel.  The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

•	crude oils having a density at 15ºC higher than 900 kg/m3;
•	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or
•	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m(3) but lower than 945 kg/m(3) , that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees.  The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21.  On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m(3) and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems.  On June 28, 2007, the World Shipping Council announced its support for these amendments.  If these amendments are implemented, we may incur costs to comply with the proposed standards.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required, we renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.632372 SDR per U.S. dollar on February 15, 2008. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

United States Requirements

In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

•	natural resource damages and related assessment costs;
•	real and personal property damages;
•	net loss of taxes, royalties, rents, profits or earnings capacity;
•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above.  Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls.   Our current fleet of 21 vessels are all of double hull construction.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

•	address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;
•	describe crew training and drills; and
•	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.  The EPA filed a notice of appeal of this decision and, if the EPA’s appeals are unsuccessful and the exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.  On June 21, 2007, the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

Other Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly substandard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard.  (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere.  According to the IMO’s study of greenhouse gases emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•	the development of vessel security plans;
•	ship identification number to be permanently marked on a vessel’s hull;
•
a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General.    The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While management believes that OceanFreight’s present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any speciﬁc claim will be paid, or that OceanFreight will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances.    OceanFreight has marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the 11 owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible for the hull and machinery insurance ranging from $100,000 to $125,000. OceanFreight has also arranged increased value insurance for all of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, OceanFreight will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and Indemnity Insurance.    Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers OceanFreight’s third party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, OceanFreight’s coverage, except for pollution, is unlimited. OceanFreight’s current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, OceanFreight is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and return. Thus, stated simply, one may charter part of a ﬂeet as opposed to owning the entire ﬂeet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by OceanFreight are fully employed.

C.      Organizational structure

As of December 31, 2007, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under item 18.

D.      Property, plants and equipment

We do not own real property. We lease two office spaces in Athens, Greece, as disclosed in Notes 3 and 10 of our consolidated financial statements under item 18. Our interests in the vessels in our fleet are our only material properties. See “OceanFreight’s Fleet” in this section.

Item 4A.                  Unresolved Staff Comments

None.

Item 5.                     Operating and Financial Review and Prospects

The following management’s discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this report.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.

A.      Operating results

With the exception of the tanker Olinda which is on a spot market charter, we charter our drybulk carriers and tankers to customers primarily pursuant to long-term time charters. As of December 31, 2007, our charters have remaining terms ranging between six months and 40 months.

Factors Affecting our Results of Operations

Charters

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. All our vessels are currently employed under time charters to well-established and reputable charterers except for M/T Olinda which is trading in the spot market. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in drybulk and crude oil rates. However, we will be exposed to the risk of declining drybulk and crude oil rates when operating in the spot market, which may have a materially adverse impact on our financial performance. We believe that the important measures for analyzing future trends in our results of operations consist of the following:

• Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire days.

• Voyage days. Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off hire days.

• Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

• TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a Vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our calendar days, fleet utilization and daily TCE rate for the year ended December 31, 2007.

Calendar days	1,364
Fleet utilization	94.0%
Time charter equivalent (TCE) rate	$30,558

The following table reflects the calculation of our TCE rates for the year ended December 31, 2007:

(Dollars in thousands except for Daily TCE rate)

Voyage revenues and imputed deferred revenue	41,133
Voyage expenses	(1,958)
Time Charter equivalent revenues	39,175
Total voyage days for fleet	1,282
Daily TCE rate	30,558

• Spot Charter Rates. Spot charter hire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Voyage and Time Charter Revenue. Our revenues will be driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

•	the duration of our charters;
•	our decisions relating to vessel acquisitions and disposals;
•	the amount of time that we spend positioning our vessels;
•	the amount of time that our vessels spend in drydock undergoing repairs;
•	the amount of time that our vessels spend in connection with maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	levels of supply and demand in the dry-bulk and crude oil shipping industries; and
•	other factors affecting spot market charter hire rates for dry-bulk and tanker carriers.

All of our vessels were employed under time-charter contracts during 2007 upon the delivery of such vessels. As of December 31, 2007, those charters have remaining terms of between 6 months and 34 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters. We view acquiring a vessel that has been entered in a spot market related pool, whether through a pooling agreement or pool time charter arrangement, as equivalent to acquiring a vessel that has been on a voyage charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;
•	obtain the charterer’s consent to a new technical manager;
•	obtain the charterer’s consent to a new flag for the vessel;
•	arrange for a new crew for the vessel;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	on board safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;
•	levels of vessel operating expenses;
•	depreciation expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

RESULTS OF OPERATIONS

We began operations in 2007 and therefore cannot present a meaningful comparison of our results of operations for the period from May 1, 2007 (date the Company commenced operations) to December 31, 2007. During the period from the Company’s inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies”.

As discussed in Notes 2(p) and 13 to our consolidated financial statements we have two reportable segments, the drybulk carriers segment and the tankers segment. The operation of our tanker segment began on December 7, 2007 when we took delivery of the Pink Sands and accordingly we do not present a separate discussion on the results of operations relating to this segment.

Year ended December 31, 2007

Voyage Revenues
Voyage revenue for  2007 was $36.1 million. For 2007 our revenues were earned from time charters. We expect that revenues in future fiscal years will be higher than those in 2007 due to a full operating year for our existing fleet.

Imputed Deferred Revenue
Trenton, Austin, Pierre and Topeka  were acquired with an existing time charter at a below market rate. The Company adds the fair value of the time charters in the purchase price of the vessels and allocates it to a deferred liability which is amortized over the remaining period of the time charters as an increase of hire revenue. This resulted in a daily TCE rate of approximately $30,558. For cash flow purposes the Company received a TCE rate of $26,659 per day. The amortization for 2007 amounted to $5.0 million.  If we acquire additional vessels in the future that have below-market time charters attached to them, the amortization is likely to increase.

Voyage Expenses
When we employ our vessels on spot market voyage charters we will incur expenses that include port and canal charges and bunker expenses. We expect that port and canal charges and bunker expenses will represent a relatively small portion of our vessels’ overall expenses because we expect the majority of our vessels to continue to be employed under time charters that require the charterer to bear all of those expenses. As is common in the dry-bulk and crude oil shipping industries, we pay commissions ranging from 0% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In 2007, our commissions totaled $1.6 million. In future fiscal years, commissions will likely increase as we operate our existing fleet for the full year.

Vessel Operating Expenses
For 2007, our vessel operating expenses were $9.2 million, or an average of $6,751 per day per vessel. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Our total vessel operating expenses will increase with the enlargement of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase. In future fiscal years, vessel operating expenses will likely increase as we operate our existing fleet for the full year.

General and Administrative Expenses
For 2007, we incurred $3.5 million of general and administrative expenses, respectively. Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. In 2007, our general and administrative expenses increased throughout the year as a result of the costs associated with being a public company. In the future, we expect general and administrative expenses to be affected by these factors as well as the enlargement of our fleet and additions to our staff.

Depreciation
We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at U.S. dollars 200 per lightweight ton, at the date of the vessel’s acquisition, which we believe is common in the dry-bulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. For 2007, we recorded $13.2 million of vessel depreciation charges. We expect depreciation to remain stable on a period-by-period basis assuming that we do not acquire additional vessels, which would cause depreciation charges to increase.

Drydocking
We expense the total costs associated with a drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels. For 2007, the expense related to drydocking totaled $1.7 million.

Interest Expense
In 2007, we paid interest under a term-loan facility, and a senior secured credit facility. The term-loan facility was refinanced on October 1, 2007 with our revolving senior secured credit facility. The revolving credit facility bears interest at LIBOR plus a margin.  In 2007, interest paid amounted to $3.5 million. In January 2008, we fixed the rates applicable to our outstanding borrowings to 4.85% inclusive of margin.

Financing Costs
Fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs. In 2007, we wrote off approximately $1.1 million of finance and related legal fees, which resulted from the refinancing of the term-loan facility with Fortis Bank. The total amortization cost for 2007 amounted to $1.2 million.

Inflation
Inflation does not have significant impact on vessel operating or other expenses for vessels under time charter. We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Foreign Currency Risk
We generate all of our revenues in U.S. dollars, but incur approximately 7.81% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2007, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company’s significant accounting policies, see Note 2 to the Company’s consolidated financial statements.

Vessel Lives and Impairment: The carrying value of each of the Company’s vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel’s carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels’ residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

Imputed Prepaid/Deferred Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed the Company must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present  and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business will be with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Segment Disclosures

SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that could have a material impact on our consolidated financial statements.

B.      Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, as well as future equity financings to implement our growth plan.

In 2007, we financed our capital requirements with the issuance of equity in connection with our initial public offering, cash from operations, and borrowings under our long-term arrangements.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Long Term Debt Obligations and Credit Arrangements:

On June 22, 2007, the Company entered into a secured term loan facility with Fortis Bank (the “Term Loan Facility”) for a total amount of up to $147 million to partially finance the acquisition cost of vessels Trenton, Pierre, Austin, Juneau, Lansing, Helena, Topeka, and Richmond.  The Term Loan Facility was refinanced on October 1, 2007. The Term Loan Facility was repayable in 16 consecutive semi-annual installments from February 2008 though August 2015 plus a balloon payment payable with the last installment. The Term Loan Facility bore interest at LIBOR plus a margin ranging from 1.15 per cent to 1.25 per cent. The Term Loan Facility was secured with first priority cross-collateralized mortgages over the vessels, first priority assignment of vessels’ insurances, all earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and manager’s undertaking. The Company was required to pay a commitment fee of 0.4% per annum payable semi-annually in arrears on the committed but un-drawn portion of the Term Loan Facility.

On October 1, 2007, the outstanding balance of the Term Loan Facility of $118 million was fully repaid from the proceeds of the senior secured credit facility discussed below.

On September 18, 2007, the Company signed a loan agreement, with Nordea Bank Norge ASA, for a $325 million Senior Secured Credit Facility (the “Senior Secured Credit Facility”) for the purpose of refinancing the existing Term Loan Facility with Fortis Bank discussed above and financing the acquisition of additional vessels. The facility is comprised of two tranches. Tranche A is a reducing revolving credit facility in a maximum amount of $200.0 million, of which $122.0 million was used for the repayment of the existing loan ($118.0 million) and the remaining for working capital purposes, $47.0 million for the acquisition of the vessel Richmond and $30.0 million for the acquisition of Pink Sands. Tranche B is a Term Loan Facility in a maximum amount of $125.0 million, of which $61.6 million was  used to finance the acquisition of  Augusta and $63.4 million to partially finance the acquisition of Olinda. Following the drawdown of $30.0 million for the M/T Pink Sands the undrawn balance under Tranche A is $1.0 million.  Tranche A is reduced or repaid in 16 consecutive semi-annual installments, the first two in an amount of $8.5 million each, the following 13 in an amount of $11.0 million each and the 16th installment in an amount of $40.0 million. The first installment is due on April 1, 2008 and the last on October 1, 2015. Tranche B is repayable in 14 equal consecutive semi-annual installments of $6.9 million each plus a balloon payment of  $27.8 million. The first installment is due on January 1, 2009 and the balloon on October 1, 2015. The Facility bears interest at LIBOR plus a margin .

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and manager’s undertaking and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Facility.

The repayment and other terms of the Nordea  Senior Secured Credit Facility, discussed above, are the amended ones following the syndication of the loan in February 2008.

Cash Flows

The following table presents cash flow information for the year ended December 31, 2007. The information was derived from the audited consolidated statements of cash flows of OceanFreight and is expressed in thousands of U.S. Dollars.

Net cash provided by operating activities	$24,434
Net cash (used in) investing activities	(467,216)
Net cash provided by financing activities	461,327
Increase in cash and cash equivalents	18,545
Cash and cash equivalents beginning of year	499
Cash and cash equivalents end of year	$19,044

• Net cash provided by operating activities was $24.4 million. Substantially all our cash from operating activities is from revenues generated under our time charters.

• Net cash used in investing activities was $467.2 million of which $467.1 million represents the amounts we paid to acquire ten vessels (nine drybulk carriers and one tanker) during the second half of 2007.

• Net cash provided by financing activities was $461.3 million for the year ended December 31, 2007. During 2007, (a) we completed our initial public offering with net proceeds of $216.8 million, (b) we drew down $378.6 million under our long-term debt arrangements and we repaid $118.0 million of the amounts we drew down and (c) we paid dividends  and financing cost of $13.0 million and $3.0 million, respectively. The amounts under (a) and (b) above were used  to finance the ten vessels we acquired during 2007.

EBITDA:

EBITDA represents net income before interest, taxes, depreciation and amortization and other non-cash items. OceanFreight uses EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and because OceanFreight believes that EBITDA presents useful information to investors regarding OceanFreight’s ability to service and/or incur indebtedness. OceanFreight also uses EBITDA in its credit agreement to measure compliance with covenants.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of OceanFreight’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of OceanFreight’s performance.

The following table reconciles net cash provided by operating activities to EBITDA:

(Dollars in thousands)	Year Ended Dec 31, 2007
Net cash provided by operating activities	24,434
Net increase in current assets	1,665
Net increase in current liabilities, excluding current portion of long term debt	(7,556)
Net Interest expense	3,457
Amortization of deferred financing costs included in interest expense	(1,159)
EBITDA	20,841

Working Capital Position

On December 31, 2007, OceanFreight’s current assets totaled $20.7 million while current liabilities totaled $33.9 million, resulting in a negative working capital position of $13.2 million. Based on our fixed-rate charters, we believe we will generate sufficient cash during 2008 to make the required principal and interest payment on our indebtedness, provide for the normal working capital requirements and remain in a positive cash position in 2008.  If we do acquire additional vessels, we will rely on new debt, proceeds from future offerings and revenues from operation to meet our liquidity needs going forward.

Interest Rate Risk:

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. During 2007, we paid interest on our debt based on LIBOR plus a margin. On January 29, 2008, we entered into two interest rate swap agreements to hedge our exposure to variability in LIBOR rates. Under the terms of the agreement we have fixed our interest rate at 4.85% inclusive of margin.

C.      Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.      Trend Information

Please see “The International Drybulk Industry” and “The International Tanker Industry” sections in Item 4.B.

E.      Off-Balance Sheet Arrangements:

We do not have any off-balance sheet arrangements.

F.      Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2007:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)
Interim Management Agreement (1)	$124	-	-	-	$124
Long term debt (2)	16,000	57,688	57,688	129,224	260,600
Office Lease (3)	81	154	154	51	440
Total	$16,205	57,842	57,842	129,275	$261,164

(1)
As further discussed in Note 3(b)(iii) to our audited consolidated financial statements we have entered to an interim agreement with Cardiff for a period of twelve months. According to this agreement Cardiff offered services in connection with the acquisition of Company’s  fleet and helped with the smooth commencement of the Company operations.

(2)
As further discussed in Note 5 to our audited consolidated financial statements the outstanding balance of our long-term debt at December 31, 2007, was $260.6 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above.

(3)
As further explained in Notes 3(e) and 10 to our audited consolidated financial statements the Company has entered into two lease agreements for its office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

G.      Safe Harbor

See section “Forward-Looking Statements” at the beginning of this annual report.

Subsequent Events

In February 2008, we entered into a time-charter with respect to Helena for a period of about four years at a gross daily rate of $32,000.

In February 2008, we adopted an amendment to our 2007 Equity Incentive Plan to clarify the provision governing the maximum number of common shares with respect to which awards may be made under the Plan.

Item 6.                      Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.  Antonis Kandylidis is the son of Konstandinos Kandylidis.

Name	Age	Position

Antonis Kandylidis (1)	30	President, Chief Executive Officer/interim Chief Financial Officer and Class B Director
Michael Gregos (2)	36	Chief Operating Officer
Solon Dracoulis (3)	54	Chief Accounting Officer and Treasurer
Professor John Liveris (4)	55	Chairman and Class A Director
Konstandinos Kandylidis (4)	58	Class C Director
Harry Kerames (4)	53	Class B Director
Stephen Souras (4)	37	Class C Director

(1)	Mr. A. Kandylidis has served as President of the board of directors and as our Chief Executive Officer and interim Chief Financial Officer since December 2007.
(2)	Mr. M. Gregos has served as our Chief Operating Officer since January 2008.
(3)	Mr. S. Dracoulis has served as our Chief Accounting Officer and Treasurer since April 2007.
(4)	Messrs. J. Liveris, K. Kandylidis, H. Kerames and S. Souras have served as members of our board of directors since April 2007.

Antonis Kandylidis is our President, Chief Executive Officer and interim Chief Financial Officer and director. Mr. Kandylidis started his career at OMI Corporation’s commercial department. During his tenure at OMI Corporation he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, he returned to Greece where he provided consultancy services to companies affiliated with ship-owner Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and in April of 2007 he took the Company public. Mr. Kandylidis graduated Magna Cum Laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Master of Science degree in Ocean Systems Management.

Michael Gregos is our Chief Operating Officer.  Prior to joining OceanFreight in September 2007, Michael Gregos was Project Manager for Dynacom Tankers Management Ltd. which he joined in 2001. Prior to that period, he worked for a shipping concern based in Athens and New York for five years and the Corporate Finance arm of a Greek bank for one year. He is a graduate from Queen Mary University in London and holds an MSc in Shipping, Trade and Finance from City University.

Solon Dracoulis is our Chief Accounting Officer and Treasurer. During 2006 and 2007, Mr. Dracoulis was a consultant to Navios Maritime Holdings and assumed the responsibilities for the financial reporting and filings with the Securities and Exchange Commission. Prior to that period he held the position of Chief Financial Officer of Stelmar Shipping, Inc. following the acquisition of the company by Overseas Shipholding Group in early 2005 and as a Financial Controller Budget and Reporting Officer since 2001. During that time he was responsible for the preparation of Stelmar’s financial statements and notes, the filings with the Securities and Exchange Commission, the implementation of accounting procedures and controls administration of the financial and accounting management and information system, preparation of annual operating budgets, quarterly projections and monthly cash flow statements. During the period starting in 1980 Mr. Dracoulis worked for Arthur Andersen & CO., KPMG and PricewaterhouseCoopers, he commenced his career as an auditor – analyst and later became a Principal in the shipping audit division where he conducted financial audits in accordance with International Standards on Auditing (I.S.A.) and U.S. Generally Accepted Auditing Standards (G.A.A.S), evaluation of internal controls and internal audit procedures. He has a degree in Accounting and Business Administration from the Business Administration and Commercial Studies branch of the University of Athens and is a member of the Associations of Certified Accountants and Auditors of Greece. He is also a graduate of the Merchant Marine Academy at Aspropyrgos and has a five year service at sea as a Radio Officer.

Konstandinos Kandylidis is the main shareholder and Managing Director of Lapapharm Trade & Distribution Company Inc. (‘‘Lapapharm’’), a private business operating since 1962 in the fields of pharmaceuticals, crop protection and veterinary products, representing in Greece, mainly U.S. multinational corporations in the field including Gilead Sciences, Pharmion and Fort Dodge among others and in the past the American Cyanamid Company until 1994. Mr. Kandylidis joined Lapapharm in 1975 and served in several positions until 1990, when he became a member of the Board of Directors and in 1996 when he became the Managing Director. He was also member of the Board of Directors for the Hellenic Association of Crop Protection Products and has served as a member in several committees for the Hellenic Association of Pharmaceutical Companies. Mr. Kandylidis is a graduate of the Athens University of Economics and Business and he has a certificate in Marketing from the College for the Distributive Trades in England.

Harry G. Kerames is the Managing Director at Global Capital Finance with primary responsibility for the firm’s shipping practice. He has more than 21 years of experience in the transportation industry. Prior to joining Global Capital Finance in 2006, Mr. Kerames was the Chief Marketing Officer at Charles R. Weber Company Inc., a shipbroker and marine consulting firm, where he brokered tanker freight derivatives, and co-founded a freight derivatives hedge fund. Since then he has acted as a consultant to special purpose acquisition companies in preparation of initial public offerings and private placements in the shipping industry. Mr. Kerames has formerly held directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance. He is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce and the Connecticut Maritime Association. Mr. Kerames received a Bachelor of Science degree from the University of Connecticut.

Professor John Liveris is a consultant in the technology and defense industries based in Athens, Greece. His most recent affiliations include ContourGlobal LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation. Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer where he was responsible for developing thrusts into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom’s image and for all relations with the multi-lateral funding institutions. Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Mass. He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank. Prof. Liveris has had a twenty-year professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions. He has also had an extensive career as a journalist.

Stephen Souras is a director of Investment Yard Management Limited, a Cayman Islands investment manager, overseeing a portfolio of alternative investments. Prior to employment at Investment Yard Management Limited Mr. Souras worked at Goldman Sachs International in the Investment Management Division advising and managing the portfolios of high net worth clients. Prior to Goldman Sachs, Mr. Souras started his career in business development for a consumer goods company in Asia. Mr. Souras was also employed at UBS Warburg in equity sales and then research where he advised institutional investors. Mr. Souras is a graduate of Imperial College in London, where he obtained a B.Eng in Information Systems Engineering in 1992 and M.Sc. with Distinction, in Applications of Electronics in Medicine in 1993. He also holds an MBA from INSEAD in Fontainebleau, France.

B.	Compensation

We paid an aggregate amount of $0.6 million as compensation to our executive directors for the fiscal year ended December 31, 2007. Non-executive directors received annual compensation in the aggregate amount of $0.11 million, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

On February 12, 2008, the Company’s Board of Directors approved the execution of a consultancy agreement for the services to the Company of the Chief Executive Officer/interim Chief Financial Officer. The duration of the agreement will be for five years beginning January 1, 2008, and ending, unless terminated earlier on the basis of any other provision as may be defined in the agreement, on the day before the fifth anniversary of such date.

The Company will be obligated to pay approximately USD $732 per annum (on a monthly basis) on the last working day of every month for the services of the Company’s Chief Executive Officer/interim Chief Financial Officer and Chief Operating Officer. In addition, 80,000 and 5,150 subordinated shares have been reserved to be granted to the Company’s Chief Executive Officer/interim Chief Financial Officer and Chief Operating Officer, respectively.

Equity Incentive Plan

We have adopted an equity incentive plan which we refer to as the Plan, under which officers, key employees, directors and consultants of OceanFreight and our subsidiaries will be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, dividend participation rights and other stock-based or stock-denominated awards. We have reserved a total of 1,000,000 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan will be administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the Plan.

Under the terms of the Plan, stock options and stock appreciation rights granted under the Plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the Plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the Plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The Plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the Plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the Plan administrator. The Plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

The Plan administrator may also grant dividend participation rights under the Plan. Those awards represent rights to receive payments from us based on dividends paid to our shareholders from our operating surplus. The dividend participation rights may be subject to such terms and conditions as determined by the Plan administrator, including vesting and forfeiture provisions, the percentage of dividends to be received by the recipient, the types of dividends on which payments under the award are to be received (provided the dividends must be made from our operating surplus), and any conditional requirements (such as performance goals or levels of dividends) that must be achieved in order for payment to be made under the dividend participation rights.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the Plan will expire ten years from the date the Plan is adopted.

Dividend Participation Rights

We may in the future grant dividend participation rights to our senior executive officers. The dividend participation rights would entitle the recipient to quarterly payments calculated as a percentage of incremental dividends, based on specified percentages, once dividends on our common and subordinated shares reach specified target levels beginning with the first target of $0.57 per share. The dividend participation rights will be granted under, and in accordance with the terms and conditions of, our equity incentive Plan and the individual dividend participation right award agreements.  If the award recipient’s employment or service on our board of directors is terminated for any reason, then he will no longer have any rights to receive payments under the dividend participation rights. The awards will be subject to adjustment in the event of a corporate transaction, change in capitalization or other extraordinary event, including a change of control, in which event the award may be adjusted, assumed, substituted for or cancelled.

Payments will be made under the dividend participation rights only if the quarterly dividend on our common and subordinated shares from operating surplus is greater than the quarterly dividend target levels described below. The dividend participation rights are not entitled to receive payments with respect to liquidating dividends. In general, quarterly payments with respect to dividend participation rights will, during such time as the dividend participation rights remain outstanding, be made as follows:

•
No amount will be paid with respect to the dividend participation rights for the applicable quarter unless and until holders of our common shares have received a base dividend of $0.5125 per share for that quarter. During the subordination period, the first allocation of dividends paid by us in a quarter will be made toward satisfying the base dividend payment to holders of our common shares.

•
No amount will be paid with respect to the dividend participation rights for the applicable quarter unless and until holders of our common shares have received the unpaid arrearages in the base dividend for all prior quarters during the subordination period. During the subordination period, the second allocation of dividends paid by us will go toward satisfying the satisfaction of any such unpaid arrearages.

•
No amount will be paid with respect to the dividend participation right for the applicable quarter unless and until holders of our subordinated stock have received the base dividend for that quarter. During the subordination period, the third allocation of dividends paid by us will go toward satisfying the base dividend payment to holders of our subordinated shares.

•
If the payments described in the preceding three bullet points have been made and satisfied with respect to the applicable quarter (which we refer to herein as the “Base Level Requirement”), our board of directors may decide to pay additional dividends for the applicable quarter to holders of our common shares and subordinated shares for that quarter in excess of the Base Level Requirement. We refer to any such additional dividends as “Incremental Dividends”.

•
No amount will be paid with respect to the dividend participation rights for the applicable quarter unless and until holders of our common shares and subordinated shares receive up to $0.0575 per share of Incremental Dividends for that quarter.

•
If, for the applicable quarter, both (1) the Base Level Requirement has been satisfied and (2) the Incremental Dividend exceeds $0.0575 per share, then the holders of our outstanding dividend participation rights will collectively be entitled to receive an amount equal to ten percent (10.0%) of the Incremental Dividend per share for that quarter in excess of $0.0575 up to $0.1175 per share.

•
If, for the applicable quarter, both (1) the Base Level Requirement has been satisfied and (2) the Incremental Dividend exceeds $0.1175 per share, then the holders of our outstanding dividend participation rights will collectively be entitled to receive an amount equal to ten percent (10.0%) of the Incremental Dividend per share for that quarter in excess of $0.0575 up to $0.1175 per share and an additional amount equal to twenty percent (20.0%) of the Incremental Dividend per share for that quarter in excess of $0.1175 up to $0.2575 per share.

•
If, for the applicable quarter, both (1) the Base Level Requirement has been satisfied and (2) the Incremental Dividend exceeds $0.2575 per share, then the holders of our outstanding dividend participation rights will collectively be entitled to receive an amount equal to ten percent (10.0%) of the Incremental Dividend per share for that quarter in excess of $0.0575 up to $0.1175 per share, an additional amount equal to twenty percent (20.0%) of the Incremental Dividend per share for that quarter in excess of $0.1175 up to $0.2575 per share and an additional amount equal to twenty-five percent (25.0%) of the Incremental Dividend per share for that quarter in excess of $0.2575 per share.

Any requirement regarding dividends with respect to subordinated shares will only apply during the subordination period. Any payment to which the recipient of a dividend participation right is entitled will be paid in cash on the dividend payment date for the applicable quarter to our common and subordinated shareholders as determined by our board of directors. In order to be entitled to the payment, the recipient must be employed as of the date the payment would otherwise be made and the award must be outstanding as of the payment date. The dividend participation rights will be vested at the time of grant and will expire upon the recipient ceasing to be employed by us.

The following table further details this allocation among the common shares, subordinated shares and dividend participation rights:
		Percent Allocation of Incremental Quarterly Dividends
Incremental Dividend Target Amounts	Quarterly Common and Subordinated Share Dividend Target Amount	Common and Subordinated Shares	Dividend Participation Rights
Below Base Level Requirement + $0.0575 per share	up to $0.57	100%	0%
First Target, $0.0575 to $0.1175 per share	above $0.57 up to $0.63	90%	10%
Second Target, $0.1175 to $0.2575 per share	above $0.63 up to $0.77	80%	20%
Third Target, above $0.2575 per share	above $0.77	75%	25%

The table below illustrates the percentage allocations of quarterly dividends between the common shares, subordinated shares and the dividend participation rights as a result of certain quarterly dividend amounts per common and subordinated share. The amounts presented below are intended to be illustrative of the way in which the dividend participation rights are entitled to receive payments in respect of incremental dividends. This is not intended to represent a prediction of future performance.

Quarterly Dividend Per Common and Subordinated Share	Common and Subordinated Share Dividend as Percentage of Total Dividends	Dividend Participation Rights Payment as Percentage of Total Dividends
$0.57	100.00%	0.00%
$0.63	99.05%	0.95%
$0.77	95.58%	4.42%
$1.00	90.85%	9.15%

C.	Board Practices

Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The initial term of office of each director is as follows: our Class A directors will serve for a term expiring at the 2008 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2009 annual meeting, and our Class C directors will serve for a term expiring at the 2010 annual meeting.

Corporate Governance Practices

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices and the establishment of an audit committee in accordance with NASDAQ Marketplace Rules 4350(d) (3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of NASDAQ’s corporate governance rules are as follows:

•
Our board of directors is comprised of a majority of independent directors which holds at least one annual meeting at which only independent directors are present, consistent with NASDAQ corporate governance requirements; however we are not required under Marshall Islands law to maintain a majority independent board of directors and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent members.

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the board of directors approves share issuances.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of shareholders.

Other than as noted above, we are in full compliance with all other NASDAQ corporate governance standards applicable to U.S. domestic issuers.

Committees of the Board of Directors

We have established an audit committee comprised of three independent members of our board of directors who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee. We have established a compensation committee comprised of independent directors which is responsible for recommending to the board of directors our senior executive officers’ compensation and benefits. We have also established a nominating and corporate governance committee which is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices.  Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The members of the audit, compensation and nominating committees are Mr. Souras, who also serves as the chairman of our audit and compensation committees, Mr. Liveris who also acts as the chairman of our nominating and corporate governance committee, and Mr. Kerames who also acts as the financial expert of the audit committee.

D.	Employees

As of December 31, 2007 the Company employed five persons, namely Antonis Kandylidis, our Chief Executive Officer/interim Chief Financial Officer, Michael Gregos, our Chief Operating Officer, Solon Dracoulis, our Chief Accounting Officer/Treasurer and two other employees, all of whom are located in Athens.

E.	Share Ownership

The shares beneficially owned by our directors and officers and/or companies affiliated with these individuals are disclosed in “Item 7A—Major Shareholders” below.

Our board of directors has reserved 80,000 subordinated shares for issuance to Antonis Kandylidis and 5,150 subordinated shares for issuance to Michael Gregos.

Item 7.                      Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information that is either known to us or ascertained from public filings regarding the beneficial owners of 5% or more of our voting securities as of February 14, 2008. All of our shareholders, including the shareholders listed in the table below, are entitled to one vote for each share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	FMR LLC (1)	1,713,800	13.828%

	MFC Global Investment Management (U.S.), LLC (2)	1,171,378	9.45%

Subordinated Stock, par value $0.01	Basset Holdings Inc. (3)	2,000,000	96.94%

(1) Based on the Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2008.
(2) Based on the Schedule 13G filed by MFC Investment Management (U.S.) LLC with the Securities and Exchange Commission on February 8, 2008.
(3) The sole shareholder of Basset Holdings Inc. is our Chief Executive Officer and interim Chief Financial Officer, Mr. Antonis Kandylidis.  Mr. Antonis Kandylidis is our only officer or director who owns shares of our capital stock.

B.	Related Party Transactions

Basset Holdings Inc.

During the period from September 11, 2006 to December 31, 2006 the Company paid on behalf of Basset the amount of $2,000 for legal expenses and corporate services, which is reflected as “Due from shareholder” in the Company’s 2006 consolidated balance sheet. The amount was refunded to the Company on April 3, 2007. The sole shareholder of Basset, which is the holder of 2,000,000 subordinated shares of the Company, is Antonis Kandylidis, the Company’s Chief Executive Officer/interim Chief Financial Officer. The mother of the CEO, Mrs. Chryssoula Kandylidis, and his uncle Mr. George Economou, control Cardiff Marine Inc. Also the father of the CEO, Mr. Konstandinos Kandylidis, is one of the Company’s directors.

Registration Rights Agreement

We have entered into a registration rights agreement with Basset pursuant to which Basset, its affiliates and certain of its transferees, will have the right commencing in May 2008, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act 2,000,000 subordinated shares (or the common shares issuable upon their conversion) owned by Basset. Under the registration rights agreement, Basset has the right to request us to register the sale of shares held by it and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Basset has the ability to exercise certain piggyback registration rights in connection with registered offerings requested by other shareholders, though no other shareholder currently has any registration rights, or initiated by us. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Cardiff Marine Inc.

The Company uses the services of Cardiff Marine Inc. (“Cardiff”), a ship management company with offices in Greece. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation which is controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. Economou, as well as the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis. As of December 31, 2007, the Company had concluded the following agreements with Cardiff:

On March 23, 2007 the Company entered into an agreement with Cardiff as initial buyers and an unrelated party as Intermediate buyers of the vessels Trenton and Austin. Under this agreement the Company had the option to acquire the two vessels by April 27, 2007 for an amount of $84.6 million plus $0.2 million ($0.01 million for each vessel) payable to Cardiff. The Company exercised the option and acquired the two vessels. The amount of $0.2 million was paid in August 2007 and is included in “Vessels, net” in the Company’s 2007 consolidated balance sheet.

On March 29, 2007, the Company entered into an agreement with Cardiff under which the Company agreed to be nominated as the ultimate buyer under the Memorandum of Agreements for the vessels Juneau, Pierre, Lansing, Helena and Topeka which were previously concluded between Cardiff, as initial buyers, and the sellers of the vessels.

On April 11, 2007 the Company entered into an interim management agreement with Cardiff for a period of six months commencing on April 24, 2007, with the Company’s option to extend it for another six months. According to this interim management agreement Cardiff provides services in connection with the acquisition of the vessels Trenton, Pierre, Austin, Juneau, Lansing, Helena and Topeka and ensured the smooth commencement of Company’s operations for a total fee of $0.2 million, which was amortized over the six-month period ended October 24, 2007. This agreement has been renewed for six months expiring on April 23, 2008. The related expense for the year ended December 31, 2007 amounts to $0.3 million and is included in Vessels’ operating expenses in the Company’s 2007 consolidated statement of income.

On June 21, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Juneau for an annual management fee of $0.124 million. The initial management agreement commenced on June 29, 2007, the date the Company took delivery of the vessel, and ended on December 31, 2007. Thereafter the management agreement continues until terminated by either party giving to the other two months’ notice in writing. The fee charged by Cardiff for the year ended December 31, 2007 amounts to $0.062 million and is included in Vessels’ operating expenses in the Company’s consolidated statement of income.

On September 7, 2007, the Company entered into an agreement with Cardiff whereby it was agreed that (a) Cardiff will receive a commission fee of 1% of the value of each sale or purchase transaction of any of the ships sold or purchased by the Company, provided that Cardiff is directly or indirectly the sale or purchase broker and, (b) Cardiff will receive a commission fee of 1.25% of the voyage revenue of the relevant charter hire as earned by the Company provided that Cardiff is directly or indirectly the chartering broker. The agreement took effect with the acquisition of Augusta in December 2007 and may be terminated by either party giving to the other two months’ notice in writing.

On November 28, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Pink Sands for an annual management fee of $0.183 million. The initial management agreement commenced on December 7, 2007, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other two months’ notice in writing. The fee charged by Cardiff for the year ended December 31, 2007 amounts to $0.012 million and is included in Vessels’ operating expenses in the Company’s consolidated statement of income.

Acquisition of vessels

On July 31, 2007, the Company entered into a Memorandum of Agreement with Portswood Shipping Company Limited, a company beneficially owned by Mr. George Economou, to acquire Pink Sands for a purchase price of $47.0 million provided that certain conditions, as defined in the Memorandum of Agreement, are satisfied. On November 1, 2007 the Company amended the initial Memorandum of Agreement for the acquisition of the Pink Sands and entered into a definitive agreement, with no subjects, to purchase the Pink Sands for $47.25 million. The Company took delivery of the vessel on December 7, 2007.

On December 20, 2007, the Company entered into a Memorandum of Agreement with River Camel Shipping Co. Ltd., a company beneficially owned by Mr. George Economou, to acquire Olinda for a purchase price of $65.0 million.

Time Charter

On July 4, 2007, upon delivery to the Company the vessel Lansing commenced a time charter with Transbulk 1904 AB, or Transbulk, for a period of 22 to 26 months at a gross charter rate of $24,000 per day. Also on June 29, 2007 the Company concluded a time charter agreement with Transbulk for the vessel Richmond for a period of 24 to 28 months at a gross rate of $29,000 per day.  Transbulk is a company based in Gothenberg, Sweden.  Transbulk has been in the drybulk cargo chartering business for approximately 30 years.  Mr. George Economou serves as Chairman of its board of directors.

Office space lease agreement

The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680.  This agreement has been renewed with the same monthly rental and will terminate upon mutual agreement of the parties.  The rent charged for the year ended December 31, 2007 amounts to U.S. dollars eight thousand and is included in the General and Administrative expenses in the Company’s 2007 consolidated statement of income.

C.	Interests of experts and counsel

Not applicable.

Item 8.                      Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

OceanFreight is not currently involved in any legal proceedings which may have a signiﬁcant effect on its business, ﬁnancial position, and results of operations or liquidity. However, the Company’s former Chairman, President and Chief Executive Officer has asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company.  He seeks an unspecified amount of payments, benefits, stock and damages, including but not limited to vesting of 42,105 restricted subordinated shares of the Company and other payments under his employment agreement.  The Company denies the allegations and maintains that there are no further amounts due under the employment agreement or otherwise. From time to time, OceanFreight may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities arising from incidents such as a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of signiﬁcant ﬁnancial and managerial resources.

Dividend Policy

Our current dividend policy is to pay a regular quarterly dividend to shareholders while reinvesting a portion of our operating surplus in our business. We paid a partial dividend in the amount of $0.39 per share to shareholders in August 2007 in respect of the second quarter of 2007, a dividend in the amount of $0.5125 per share to shareholders in November 2007 in respect of the third quarter of 2007 and a dividend in the amount of $0.77 per share to shareholders in February 2008 in respect of the fourth quarter of 2007. However, as described below, if we do not have sufficient available cash to pay a quarterly dividend to our common shareholders in the amount of $0.5125 per share, which we call our base dividend, out of operating surplus, the right of the holders of our subordinated shares to receive dividends in respect of those shares will be subordinate to the right of the holders of our common shares during the subordination period.

We use part of our operating surplus for reinvestment in our business such as to maintain the minimum cash balance required under our term loan, maintain sufficient working capital, maintenance costs, capital expenditures and debt repayments as determined by our board of directors. Our dividend policy reflects our judgment that by retaining a portion of our operating surplus in our business, we believe we will be able to provide better value to our shareholders by enhancing our ability to pay dividends over the long term. It is our goal to grow our dividend through accretive acquisitions of additional vessels. There can be no assurance that we will be successful in meeting our goal.

Our authorized capital stock includes two classes of common shares. The right of the holders of our subordinated shares to receive dividend payments is subordinate to the right of the holders of our common shares during the subordination period. We believe that the provisions of our Amended and Restated Articles of Incorporation provide added assurance that we will be able to pay quarterly dividends on our common shares by limiting or eliminating dividends to the holders of our subordinated shares in the circumstances described below. In general, during the subordination period, holders of our common shares will receive regular quarterly dividends of $0.5125 per share, plus any arrearages from prior quarters, before the holders of our subordinated shares will receive any dividends. No interest will accrue on dividend arrearages and holders of our subordinated shares will not be entitled to arrearages.

Our subordinated shares will convert into common shares on a one-for-one basis on the following schedule:

(i) The first day after March 31, 2010 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis (the “First Early Conversion”).
(ii) The first day after March 31, 2011 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis (the “Second Early Conversion”); however, the Second Early
Conversion will not occur prior to the first anniversary of the First Early Conversion.
(iii) The first day after March 31, 2012 on which the Basic Conversion Tests are met, all outstanding subordinated shares shall convert in common shares on a one-for-one basis.

Provided that the Basic Conversion Tests are met:

•
In addition to any subordinated shares converted into common shares in the First Early Conversion or the Second Early Conversion, 25% of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.57 per share on the common shares and subordinated shares for any consecutive three-quarter period (the “First Contingent Conversion”).

•
In addition to any subordinated shares converted into common shares in the First Early Conversion, the Second Early Conversion or the First Contingent Conversion, an additional 25% (or 50% if the First Contingent Conversion has not occurred) of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.63 per share on the common shares and subordinated shares for any consecutive preceding three-quarter period (the “Second Contingent Conversion”).

•
The subordination period will terminate automatically and all outstanding subordinated shares will convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.77 per share (approximately 150% of the base dividend) on both the common shares and subordinated shares for any consecutive preceding three-quarter period (the “Full Contingent Conversion”).

However, none of the First Contingent Conversion, the Second Contingent Conversion or the Full Contingent Conversion will occur prior to April 30, 2008.

Notwithstanding the above, the subordination period will end immediately and all arrearages will become immediately payable upon a change of control of us as defined in our Amended and Restated Articles of Incorporation.

Our declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of dividends to shareholders and other factors.

Under Marshall Islands law, a company may not declare or pay dividends if the company is insolvent or would be rendered insolvent upon the payment of such dividend and dividends may be declared and paid out of our operating surplus only; but in the case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. The declaration and payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the charter market, our earnings would be negatively affected which would limit our ability to pay dividends.

We cannot assure you that we will be successful in implementing our growth strategy. There are a number of factors that could affect our ability to pay dividends in the future. As a result of these factors, you may not receive dividends in the intended amounts or at all. These factors include the following:

·   We may not have enough cash to pay dividends due to changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs.
·   The amount of dividends that we may pay is dependent upon the charter rates obtained by our vessels which are subject to significant fluctuations;
·   While the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;
·   Even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;
·   The amount of dividends that we may distribute is limited by restrictions under our senior secured term loan and indebtedness incurred in the future from the refinancing of our existing debt or debt incurred for growth could contain restricted payment covenants that are even more restrictive. Our ability to pay dividends is also subject to our ability to satisfy financial covenants contained in our senior secured term loan;
·   The amount of any cash reserves established by our board of directors;

·   The amount of dividends that we may distribute is subject to restrictions under Marshall Islands law; and
·   Our shareholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

B.	Significant Changes

Not applicable.

Item 9.                      The Offer and Listing

Our common stock trades on The NASDAQ Global Market under the symbol “OCNF”. Since our initial public offering in April 2007, the price history of our common stock was as follows:

2007	High	Low
2nd Quarter ended June 30, 2007	19.67	19.14
3rd Quarter ended September 30, 2007	23.54	22.67
4th Quarter ended December 31, 2007	30.48	14.10
2007 Annual	30.48	14.10

Most Recent Six Months	High	Low
September 2007	24.05	19.72
October 2007	30.48	23.52
November 2007	28.03	18.25
December 2007	21.89	14.10
January 2008	19.94	14.71
February 2008	24.74	18.10

Item 10.                   Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

Amended and Restated Articles of Incorporation and By-laws.  Our purpose as set forth in Section B of our Amended and Restated Articles of Incorporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Amended and Restated Articles of Incorporation and by-laws do not impose any limitations on the ownership rights of our shareholders.

Under our by-laws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the Board of Directors, or by the Chairman, or by our President. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Directors. Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

The board of directors may change the number of directors only by a vote of at least 66⅔% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

Common Shares

Under our Amended and Restated Articles of Incorporation, during the subordination period, we may not pay dividends to the holders of our subordinated shares unless we have paid the holders of our common shares dividends per quarter in specified amounts. For purposes of determining the extent to which our subordinated shares are subordinated, our common shares will accrue arrearages during the subordination period. No interest will accrue on dividend arrearages.

Subordinated Shares

Basset, a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer, owns 2,000,000 subordinated shares. Under our Amended and Restated Articles of Incorporation, during the subordination period, our subordinated shares may not receive any dividends until after our common shares have received a quarterly dividend of $0.5125 per share from our operating surplus (as defined below), which we call our base dividend, and any arrearages from prior quarters. Our subordinated shares will not accrue arrearages. Our subordinated shares will convert to common shares on a one-for-one basis after the expiration of the subordination period as discussed below under “—Subordination Period.” Except as described below with respect to the payment of dividends, voting rights and the right of subordinated shares to be converted into common shares, our common shares and subordinated shares are identical with respect to their rights and privileges.

Dividends

While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to declare and pay regular cash dividends on a quarterly basis from our operating surplus, in amounts substantially equal to our available cash from operations in the previous quarter, less any cash reserves for dry-dockings and working capital, as our board of directors may determine. However, we may have to make provisions for vessel acquisitions and other liabilities that would reduce or eliminate the cash available for distribution as dividends.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our credit agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from our operating surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof; but in case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

Until the subordination period ends, all dividends paid to shareholders will be treated as either a dividend from operating surplus or a liquidating dividend. Our board of directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus as liquidating dividends.

We will pay dividends on our common shares and subordinated shares from operating surplus, if any, for any quarter during the subordination period, in the following manner:

first, 100% to all common shares, pro rata, until they receive $0.5125 per share;

second, 100% to all common shares, pro rata, until they have received any unpaid arrearages in the $0.5125 per share base dividend for prior quarters;

third, 100% to all subordinated shares, pro rata, until they have received $0.5125 per share; and

after that, 100% to all common shares and subordinated shares, pro rata, as if they were a single class.

Our subordinated shares will not be entitled to any arrearages. Liquidating dividends will be paid equally with respect to each common share and subordinated shares. We do not expect to pay liquidating dividends.

If our quarterly cash dividend from operating surplus exceeds specified target dividend levels beginning with $0.57 per common and subordinated share, our dividend participation rights will have the right to receive payment in respect of incremental dividends based on specified sharing ratios.

Operating Surplus

Operating surplus means the greater of zero and the amount equal to:

•	$5.0 million (which may be increased to $10.0 million as described below); plus

•
all of our cash receipts after the completion of the offering, excluding cash receipts from (1) borrowings, (2) sales of equity and debt securities, (3) capital contributions, (4) corporate reorganizations or restructurings, (5) the termination of interest rate swap agreements, (6) sales or other dispositions of vessels (except to the extent the proceeds from such dispositions exceed the initial purchase price or contributed value of the vessel subject to the disposition, which excess amount shall be treated as operating surplus) and (7) sales or other dispositions of other assets other than in the normal course of business; plus

•
interest paid on debt incurred and cash dividends paid on equity securities issued by us, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•
interest paid on debt incurred and cash dividends paid on our equity securities issued by us, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on our equity issued, to finance the construction projects described in the immediately preceding bullet; less

•
all of our cash expenditures after the completion of our initial public offering, including, but not limited to operating expenses, interest payments and taxes, but not (1) the repayment of borrowings, (2) the repurchase of debt and equity securities, (3) interest rate swap termination costs, (4) expenses and taxes related to borrowings, sales of equity and debt securities, capital contributions, corporate reorganizations or restructurings, the termination of interest rate swap agreements, sales or other dispositions of vessels, and sales or dispositions of other assets other than in the normal course of business, (5) capital expenditures and (6) payment of dividends, such expenditures are hereinafter referred to as Operating Expenditures; less

•
cash capital expenditures incurred after the completion of the offering to maintain our vessels and other assets including dry-docking, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for this purpose, such capital expenditures are hereinafter referred to as Maintenance Capital Expenditures; less

•	the amount of cash reserves established by our board of directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $5.0 million amount in the first bullet point above may be increased by our board of directors to $10.0 million only if our board determines such increase is necessary to allow it to pay all or part of the base dividend on our common shares. The $5.0 million amount cannot be increased in any period in which a dividend on subordinated shares is paid.

As described above, our operating surplus, for determining whether we are paying ordinary dividends or liquidating dividends, does not reflect only cash on hand that is generated from our operations. For example, it includes a provision that will enable us to pay, under circumstances described above, a dividend from our operating surplus of up to $10.0 million of cash we receive from non-operating sources, such as asset sales, issuances of securities and borrowings. In addition, the effect of including, as described above, certain dividends on equity securities or interest payments on debt, related to the construction, replacement or improvement of an asset in operating surplus would be to increase our operating surplus by the amount of any such dividends or interest payments. As a result, we may also pay dividends from our operating surplus up to the amount of any such dividends or interest payments from cash we receive from non-operating sources.

Our Amended and Restated Articles of Incorporation provide that the construction or application of the definition of operating surplus may be adjusted in the case of any particular transaction or matter or type of transaction or matter if our board of directors, with the concurrence of our audit committee, is of the opinion that the adjustment is necessary or appropriate to further the overall purpose and intent of the definition of operating surplus.

Liquidating Dividends

In general, liquidating dividends will only be generated from:

•	borrowings;

•	sales of debt and equity securities;

•
sales or other dispositions of vessels (except to the extent the proceeds from such dispositions are treated as operating surplus in accordance with clause (6) of the second bullet point under ‘‘—Operating Surplus’’ above); And

•	sales or other dispositions of other assets, other than assets sold in the ordinary course of business.

We do not expect to pay liquidating dividends.

Common Share Arrearages

In general, to the extent that during the subordination period our common shares do not receive dividends from operating surplus each quarter in an amount at least equal to the base dividend, a common share arrearage will accrue in the amount of the shortfall. If we issue common shares when any common share arrearage exists, then the aggregate amount of the common share arrearage after the issuance shall be the same as the aggregate common share arrearage before the issuance.

Adjustment of Base Dividend Amounts

The base dividend amounts are subject to downward adjustment in the case of liquidating dividends. The base dividend amounts will be reduced in the same proportion that the liquidating dividend had to the fair market value of the common shares prior to the payment of the liquidating dividend. So long as the common shares are publicly traded on a national securities exchange or market, that price will be the average closing sale price on each of the five trading days before the dividend date. If the shares are not publicly traded, the price will be determined by our board of directors.

In addition to the adjustment for liquidating dividends, if we combine our shares into fewer shares or subdivide our shares into a greater number of shares, we will proportionately adjust the base dividend levels.

Subordination Period

The subordination period will commence upon the date of our initial public offering. Our subordinated shares will convert into common shares on a one-for-one basis if each of the following tests is met on the schedule specified below:

(1)	we have paid quarterly dividends in an amount at least equal to $0.5125 per share on both our common and subordinated shares for the immediately preceding four-quarter period;

(2)
operating surplus available to pay the dividends during the four-quarter period referred to above equaled on a quarterly basis at least $0.5125 per share on all of our outstanding common and subordinated shares on a fully diluted basis during that period; and

(3)	there are no unpaid arrearages in payment of the quarterly dividend on our common shares.

We refer to the tests set forth in sub-paragraphs (1) through (3) above as the “Basic Conversion Tests.”  Our subordinated shares will convert into common shares on a one-for-one basis on the following schedule:

(i)
The first day after March 31, 2010 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis (the “First Early Conversion”).

(ii)
The first day after March 31, 2011 on which the Basic Conversion Tests are met, 25% of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis (the “Second Early Conversion”); however, the Second Early Conversion will not occur prior to the first anniversary of the First Early Conversion.

(iii)	The first day after March 31, 2012 on which the Basic Conversion Tests are met, all outstanding subordinated shares shall convert in common shares on a one-for-one basis.

Contingent Conversion of Subordinated Shares to Common Shares

Provided that the Basic Conversion Tests are met:

•
In addition to any subordinated shares converted into common shares in the First Early Conversion or the Second Early Conversion, 25% of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.57 per share on the common shares and subordinated shares for any consecutive three-quarter period (the “First Contingent Conversion”).

•
In addition to any subordinated shares converted into common shares in the First Early Conversion, the Second Early Conversion or the First Contingent Conversion, an additional 25% (or 50% if the First Contingent Conversion has not occurred) of the subordinated shares outstanding immediately after our initial public offering shall convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.63 per share on the common shares and subordinated shares for any consecutive three-quarter period (the “Second Contingent Conversion.”).

•
The subordination period will terminate automatically and all outstanding subordinated shares will convert into common shares on a one-for-one basis if we have paid quarterly dividends in an amount at least equal to $0.77 per share (approximately 150% of the base dividend) on both the common shares and subordinated shares for any consecutive three-quarter period (the “Full Contingent Conversion”).

However, none of the First Contingent Conversion, the Second Contingent Conversion or the Full Contingent Conversion will occur prior to the first anniversary of our initial public offering.

Notwithstanding the above, the subordination period will end immediately and all dividend arrearages due to holders of our common shares will become immediately payable upon a change of control of us.

The term change of control means the occurrence of any of the following:

•
the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets, other than a disposition to any of our affiliates;

•	the adoption by our board of directors of a plan of liquidation or dissolution of us;

•
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), other than any of our affiliates (excluding persons that may be deemed affiliates solely by virtue of their stock ownership) becomes the beneficial owner, directly or indirectly, of more than 35% of our voting shares, measured by voting power rather than number of shares;

•
we consolidate with, or merge with or into, any person (other than any of our affiliates), or any such person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of the outstanding common or subordinated shares are converted into or exchanged for cash, securities or other property, or receive a payment of cash, securities or other property, other than any such transaction where our common or subordinated shares that are outstanding immediately prior to such transaction are converted into or exchanged for voting stock of the surviving person constituting a majority of the outstanding shares of such voting stock of such surviving person immediately after giving effect to such issuance; and

•	the first day on which a majority of the members of our board of directors are not continuing directors.

The term continuing directors means, as of any date of determination, any member of our board of directors who:

•	was a member of our board of directors on the date immediately after the completion of our initial public offering; or

•
was nominated for election or elected to our board of directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of our initial public offering or whose nomination or election was previously so approved.

Voting

Generally, Marshall Islands law provides that the holders of the common and subordinated shares are entitled to a separate class vote on any proposed amendment to our Amended and Restated Articles of Incorporation that would change the aggregate number of authorized shares or the par value of that class of common shares or alter or change the powers, preferences or special rights of that class so as to affect it adversely.

Except as otherwise provided by law, each of the common and subordinated shares will have one vote and will vote as a single class except that (i) any amendment to the Amended and Restated Articles of Incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized common shares, increase or decrease the par value of the common shares, or alter or change the powers, preferences or rights of the common shares so as to affect them adversely, must be approved by the holders of not less than a majority of the common shares and (ii) any amendment to the Amended and Restated Articles of Incorporation, including those made pursuant to the terms of any merger, consolidation or similar transaction, that would increase or decrease the aggregate number of authorized subordinated shares, increase or decrease the par value of the subordinated shares, or alter or change the powers, preferences or rights of the subordinated shares so as to affect them adversely, must be approved by the holders of not less than a majority of the subordinated shares. Our directors shall be elected by a plurality vote of the common and subordinated shares, voting as a single class. A majority of the common and subordinated shares in the aggregate shall constitute a quorum.

Any preferred shares shall have whatever voting rights are provided on their issuance.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to any holders of preferred shares having liquidation preferences, the holders of all classes of our common shares will be entitled to receive pro rata our remaining assets available for distribution. Holders of all classes of common shares do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The powers, preferences and rights of holders of all classes of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future.

 Anti-takeover provisions of our charter documents.
 Several provisions of our Amended and Restated Articles of Incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

 Blank Check Preferred Stock
 Under the terms of our Amended and Restated Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 5,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

 Classified Board of Directors
 Our Amended and Restated Articles of Incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

 Election and Removal of Directors
 Our Amended and Restated Articles of Incorporation and by-laws prohibit cumulative voting in the election of directors. Our by-laws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our Amended and Restated Articles of Incorporation and by-laws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66⅔% of the outstanding common shares and subordinated shares entitled to vote for those directors considered for this purpose as one class. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

 Limited Actions by Shareholders
 Our by-laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our Amended and Restated Articles of Incorporation and our by-laws provide that only our Board of Directors, or our Chairman, or our President may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

 Business Combinations
 Although the BCA does not contain specific provisions regarding “business combinations” between corporations organized under the laws of the Republic of Marshall Islands and “interested shareholders,” we have included these provisions in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

•
prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•
upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;

•
at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66⅔% of the outstanding voting stock that is not owned by the interested shareholder; and

•	the shareholder became an interested shareholder prior to the consummation of our initial public offering.

 For purposes of these provisions, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested shareholder” is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Other Matters

Dissenters’ Rights of Appraisal and Payment. Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders’ Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

C.      Material Contracts

For a description of senior secured credit facility, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.	Exchange controls

Under the laws of the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

Marshall Islands Tax Considerations

OceanFreight is incorporated in the Marshall Islands. Under current Marshall Islands law, OceanFreight  will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations with respect to the company and to U.S. Holders and Non-U.S. Holders, each as defined below, of its common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold the common shares as a capital asset. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situations under United States federal, state, local or foreign law of the ownership of common shares.

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the United States Internal Revenue Code, or the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; or

(2)	either:

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,”

(B)
a class of our stock representing more than 50% of the vote and value of our outstanding stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2007 Taxable Year since our stock was “primarily and regularly traded” on the NASDAQ Global Market, which is an “established securities market” in the United States.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

If, as we believe, we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883.  If, however, our shipping income from such vessels does not for whatever reason qualify for exemption under Section 883, then any gain on the sale of a vessel will be subject to U.S. federal income if such sale occurs in the United States.  To the extent possible, we intend to structure our sales of vessels so that the gain therefrom is not subject to U.S. federal income tax.  However, there is no assurance we will be able to do so.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that

•
is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns OceanFreight common stock as a capital asset; and

•	owns less than ten percent (10%) of OceanFreight’s common stock for United States federal income tax purposes.

If a partnership holds OceanFreight common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding OceanFreight’s common stock, you are encouraged to consult your tax advisor.

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by OceanFreight with respect to OceanFreight’s common stock to a U.S. Holder will generally constitute dividends to the extent of OceanFreight’s current or accumulated earnings and proﬁts, as determined under United States federal income tax principles, and will be included in the U.S. Holder’s gross income. Distributions in excess of such earnings and proﬁts ﬁrst are treated as a taxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar–for–dollar basis and thereafter as capital gain. Because OceanFreight is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends reduction with respect to any distributions it receives from OceanFreight. Dividends paid with respect to OceanFreight’s common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on OceanFreight’s common stock to a U.S. Holder who is an individual, trust or estate, a U.S. Non-Corporate Holder, will, under current law, generally be treated as “qualiﬁed dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ National Market); (2) OceanFreight is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which OceanFreight does not believe it has been, is or will be, as discussed in more detail below); (3) the U.S. Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by OceanFreight. If OceanFreight pays an “extraordinary dividend” on its common stock that is treated as “qualiﬁed dividend income”, then any loss derived by a U.S. Non–Corporate Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of such dividend.  Legislation has recently been introduced in the U.S. Congress which, if enacted in its present form would preclude OceanFreight’s dividends from qualifying for such preferential rates prospectively from the date of enactment.

As discussed in more detail below, we do not believe that we were a passive foreign investment company for the 2007 taxable year and do not anticipate being a passive foreign investment company for any subsequent taxable year.  Although we may be treated as a passive foreign investment company for the 2006 taxable year, we intend to take the position that we were not a passive foreign investment company during the 2006 taxable year pursuant to a special “start-up” exception contained in the Code.  There is little guidance on the application of the “start-up” exception and therefore, there is a risk that the IRS or a court may disagree with our position and treat us as a PFIC for the 2006 taxable year.  If we are treated as a passive foreign investment company for the 2006 taxable year, any dividends paid on our common shares during 2007 to a U.S. Non-Corporate Holder will be taxable as ordinary income rather than as “qualified dividend income,” as discussed above.

There is no assurance that any dividends paid on OceanFreight’s common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, although OceanFreight believes that they will be so eligible. Any dividends out of earnings and proﬁts OceanFreight pays, which are not eligible for these preferential rates, will be taxed as ordinary income to a US Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock

Assuming OceanFreight does not constitute a passive foreign investment company for any taxable year, a US Holder generally will recognize taxable gain or loss up on a sale, exchange or other disposition of OceanFreight common stock in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s tax basis in such stock. Such gain or loss will be treated as long – term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

A foreign corporation will be treated as a “passive foreign investment company” for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets are passive.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

As discussed above, we may be treated as a passive foreign investment company for the 2006 taxable year.  However, our status as a passive foreign investment company for the 2006 taxable year will not cause a U.S. Holder who acquired shares after 2006 to be subject to the passive foreign investment company rules discussed below.  The effect of our potential characterization as a passive foreign investment company for the 2006 taxable year is discussed above under “Distributions.”

We do not believe we were a PFIC during the 2007 taxable year.  In addition, based on our present operations and future projections, we do not expect to become, a passive foreign investment company for any taxable year after the 2007 taxable year.  Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company.  Although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (i) would generally be required to treat any gain on sales of our shares held by him as ordinary income and pay an interest charge on the value of the deferral of the U.S. federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us.  The above results may be eliminated if a “mark-to-market” election or “qualified electing fund” election is available and a U.S. Holder validly makes such an election.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-US Holder.

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to OceanFreight common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the beneﬁts of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.  See discussion above under “United States Tax Consequences-Taxation of Operating Income: In General”.

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of OceanFreight’s common stock or warrants, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock or warrants, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if the shareholder or warrant holder is a corporate Non-U.S. Holder, the shareholder’s earnings and proﬁts that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch proﬁts tax at a rate of thirty percent (30%), or at a lower rate as may be speciﬁed by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate U.S. Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate U.S. Holder and:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder’s federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-8IMY, as applicable.

If the shareholder or warrant holder is a Non-U.S. Holder and sells the Non-U.S. Holder’s common stock or warrants to or through a United States ofﬁce of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certiﬁes that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common stock or warrants through a non-United States ofﬁce of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock or warrants through a non-United States ofﬁce of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder or warrant holder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.

The conclusions expressed above are based on current United States tax law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not applicable.

Item 11.                   Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk:

The interest rate we pay under our long-term debt is LIBOR  plus a margin. Amounts drawn under our long-term arrangements are secured by the assets of the Company. Because the interest on the debt is at a floating rate, changes in interest rates would have no effect on the value of the debt. A change in the LIBOR rate of 100 basis points would change interest expense for year 2007 by $0.7 million.

On January 29, 2008, we entered into two interest swap agreements to hedge our exposure to variability in LIBOR rates. Under the terms of the agreement we have fixed our interest rate at 4.85% inclusive of margin.

Currency and Exchange Rates:

We generate all of our revenues in U.S. dollars but currently incur approximately 8% of our operating expenses and the majority of our administration expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our net income.  As of December 31, 2007, the effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income.  While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives, including interest rate swaps, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12.                   Description of Securities Other than Equity Securities

Not applicable.

           PART II

Item 13.                   Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds

E.           Please see “History and Development of the Company” section in Item 4.A

Item 15T.                Controls and Procedures

(a)  Disclosure Controls and Procedures.

The Chief Executive Officer/interim Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2007, has concluded that, as of such date,  the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b)  Management’s annual report on internal control over financial reporting.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with Generally Accepted Accounting Principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2007, our internal control over financial reporting was effective based on those criteria.

(c)  Changes in internal control over financial reporting.

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.                 Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Harry Kerames, who serves on the Audit Committee, qualifies as an “audit committee financial expert” and that he is “independent” according to Securities and Exchange Commission rules.

Item 16B.                Code of Ethics

We have adopted a code of ethics applicable to officers, directors and employees. Our code of ethics complies with applicable guidelines issued by the SEC and is available for review on our website: http://www.oceanfreightinc.com.

Item 16C.                Principal Accountant Fees and Services

Our principal Accountants for the period from September 11, 2006 (inception date) to December 31, 2006 and for the year ended December 31, 2007 were Ernst & Young (Hellas), Certified Auditors Accountants S.A. The “Audit Fee” for the year ended December 31, 2007 was Euro 210,000. There were no additional “Audit-Related Fees”, “Tax Fees” or “Other Fees” billed in 2007.

The audit for the period from September 11, 2006 (date of inception) to December 31, 2006 was conducted as part of our initial public offering and their billing comprises part of our offering expenses. For their services in connection with our initial public offering Ernst & Young (Hellas), certified Auditors Accountants S.A. billed us Euro 288,000.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

All audit services and other services provided by Ernst and Young (Hellas), Certified Auditors Accountants S.A., were pre-approved by the Audit Committee.

Item 16D.                Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

           PART III

Item 17.                   Financial Statements

See Item 18

Item 18.                   Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-26  and is filed as part of this annual report.

OCEANFREIGHT INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Income for the period from September 11, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007	F-4

Consolidated Statements of Stockholders’ Equity for the period from September 11, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007	F-5

Consolidated Statements of Cash Flows for the period from September 11, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007	F-6

Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of OceanFreight Inc.

We have audited the accompanying consolidated balance sheets of OceanFreight Inc. (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year ended December 31, 2007 and for the period from September 11, 2006 (date of inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OceanFreight Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the year ended December 31, 2007 and for the period from September 11, 2006 (date of inception) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece,
March 7, 2008

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2006 and 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$499	$19,044
Due from shareholder	2	-
Receivables	-	226
Inventories	-	678
Prepayments and other	2	763
Total current assets	503	20,711

FIXED ASSETS, NET:

Vessels, net of accumulated depreciation of $13,210	-	485,280
Other	-	61
Total fixed assets, net	-	485,341

OTHER NON CURRENT ASSETS:
Initial Public Offering related costs	273	-
Deferred financing fees, net of accumulated amortization of $1,159	-	1,860
Other	-	13

Total assets	$776	$507,925

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	168	2,427
Due to related parties	-	742
Accrued liabilities	117	2,909
Unearned revenue	-	1,488
Current portion of imputed deferred revenue	-	10,318
Current portion of long-term debt	-	16,000
Total current liabilities	285	33,884

LONG-TERM IMPUTED DEFERRED REVENUE, net of current portion	-	16,031
LONG-TERM DEBT, net of current portion	-	244,600

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-	-
Common Shares, par value $0.01; 95,000,000 shares authorized, nil and 12,394,079 shares issued and outstanding at December 31, 2006 and 2007, respectively.	-	124
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, 2,000,000 and 2,063,158 shares issued and outstanding at December 31, 2006 and 2007, respectively.	20	21
Additional paid-in capital	576	218,263
Accumulated deficit	(105)	(4,998)
Total stockholders’ equity	491	213,410
Total liabilities and stockholders’ equity	$776	$507,925

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statement of Income
For the period from September 11, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2006	2007
REVENUES:
Voyage revenue	$-	36,135
Imputed deferred revenue	-	4,998
	-	41,133
EXPENSES:
Voyage expenses	-	(1,958)
Vessels’ operating expenses	-	(9,208)
General and administrative expenses	(111)	(3,460)
Survey and dry-docking costs	-	(1,685)
Depreciation	-	(13,210)
Operating income/(loss )	(111)	11,612

OTHER INCOME (EXPENSES):
Interest income	6	2,214
Interest and finance costs	-	(5,671)

Total other income (expenses)	6	(3,457)

Net Income/(loss)	$(105)	8,155

Earnings per common share, basic and diluted	$-	0.84
Earnings (losses) per subordinated share, basic and diluted	$(0.05)	0.57
Weighted average number of common shares, basic and diluted	-	8,353,270
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,042,566

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statements of Stockholders’ Equity
For the period from September 11, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007
(Expressed in thousands of U.S. Dollars – except for share and per share data)

		Common Shares		Subordinated Shares
	Comprehensive Income	# of shares	Par value	# of shares	Par value	Additional paid-in capital	Accumulated deficit	Total
BALANCE, September 11, 2006 (date of inception)	-	-	-	-	-	-	-	-
- Issuance of common stock and capital contribution		-	-	2,000,000	20	480	-	500
- Capital contribution of executive management services and rent		-	-	-	-	96	-	96
- Net loss	(105)	-	-	-	-	-	(105)	(105)
- Comprehensive loss	(105)

BALANCE, December 31, 2006		-	-	2,000,000	20	576	(105)	491
- Net income	8,155	-	-	-	-	-	8,155	8,155
- Proceeds from Initial Public Offering, net of related costs		12,362,500	124	-	-	216,670	-	216,794
- Stock based compensation expense		31,579	-	63,158	1	849	-	850
- Capital contribution of executive management services and rent		-	-	-	-	168	-	168
- Cash dividends		-	-	-	-	-	(13,048)	(13,048)
- Comprehensive income	$8,155

BALANCE, December 31, 2007		12,394,079	124	2,063,158	21	218,263	(4,998)	213,410

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statements of Cash Flows
For the period from September 11, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007

(Expressed in thousands of U.S. Dollars)
	2006	2007
Cash Flows from Operating Activities:

Net income/(loss):	$(105)	8,155
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation	-	13,210
Amortization of financing costs	-	1,159
Amortization of imputed deferred revenue	-	(4,998)
Amortization of stock based compensation	-	850
Executive management compensation and rent	96	168

Changes in operating assets and liabilities:
Receivables	-	(226)
Inventories	-	(678)
Prepayments and other	(2)	(761)
Accounts payable	1	2,427
Due to related parties	-	742
Accrued liabilities	11	2,898
Unearned revenue	-	1,488
Net Cash provided by Operating Activities	1	24,434

Cash Flows from Investing Activities:
Advances for vessel acquisitions	-	-
Additions to vessel cost	-	(467,143)
Refund from/(payment to) shareholder	(2)	2
Other	-	(75)
Net Cash used in Investing Activities	(2)	(467,216)

Cash Flows from Financing Activities:
Issuance of capital stock and capital contribution	500	-
Proceeds from Initial Public Offering, net of related costs	-	216,794
Proceeds from long-term debt	-	378,600
Repayment of long-term debt	-	(118,000)
Cash dividends	-	(13,048)
Payment of financing costs	-	(3,019)
Net Cash provided by Financing Activities	500	461,327

Net increase in cash and cash equivalents	499	18,545

Cash and cash equivalents at beginning of period/year	-	499

Cash and cash equivalents at end of period/year	$499	19,044

SUPPLEMENTAL CASH INFORMATION
Cash paid during the year for interest, net of amounts capitalized	-	3,481
Non-cash operating activities:
Executive management services and rent	96	168
Non-cash financing activities:
Fair value of charterers assumed in connection with vessel acquisitions	-	(31,347)

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of OceanFreight Inc. (“OceanFreight”) and its wholly owned subsidiaries (collectively, the “Company”). OceanFreight was incorporated on September 11, 2006 under the laws of the Marshall Islands. In late April 2007, OceanFreight completed its Initial Public Offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216,794. The Company’s common shares are listed on the NASDAQ Global Market. The Company started generating revenue from its planned principal operations of seaborne transportation of commodities in early June 2007 when it took delivery of four drybulk carriers. Accordingly, during the period from its inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies”.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels.

The Company has contracted the day-to-day technical management of its fleet to two managers who have been engaged under separate management agreements. The eight Panamax drybulk carriers are managed by Wallem Ship Management Ltd. (“Wallem”), a technical and commercial management company and the Capesize dry-bulk and the Aframax tanker vessels are managed by Cardiff Marine Inc. (“Cardiff”) (Note 3).

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
 (Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

The Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tones)	Year Built	Acquisition date
Oceanship Owners Limited	M/V Trenton	75,264	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,264	1995	June 6, 2007
Oceanresources Owners Limited	M/V Juneau	149,495	1990	June 29, 2007
Oceanstrength Owners Limited	M/V Lansing	73,040	1996	July 4, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanprime Owners Limited	M/V Richmond	75,265	1995	December 7, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	Note 14

From the acquisition dates of the vessels above through December 31, 2007, six charterers accounted for 10% or more of the Company’s revenues as follows:

Charterer	%	Reportable segment (Note 13)
A	30	Drybulk carriers
B	16	Drybulk carriers
C	14	Drybulk carriers
D	13	Drybulk carriers
E	13	Drybulk carriers
F	12	Drybulk carriers

2.	Significant Accounting Policies:

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of OceanFreight Inc. and its wholly owned subsidiaries referred to in Note 1 above. All significant inter-company balances and transactions have been eliminated in the consolidation.

(b)
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(c)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates in international shipping markets, and therefore will primarily transact business in U.S. Dollars. The Company’s accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the periods presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in General and administrative expenses in the accompanying consolidated statements of income.

(d)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions with high creditworthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collaterals for its accounts receivable.

	(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Trade Accounts Receivable, Net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

	(g)	Inventories: Inventories consist of consumable lubricants which are stated at the lower of cost or market value. Cost is determined by the first in-first out method.

(h)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company’s fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the Company makes an estimate of the amount to be reimbursed following the insurance claim. As of December 31, 2007, the Company does not have any insurance claims.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

(i)
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred in connection with the acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage as well as professional fees directly associated with the vessel acquisition). Subsequent expenditures for major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred.

The cost of each of the Company’s vessels is depreciated from the date of its acquisition on a straight-line basis during the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate of $200 per lwt). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(j)
Impairment of Long-Lived Assets: The Company uses SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted operating cash flows, excluding interest charges, expected to be generated by the use of the asset for its remaining useful life is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company’s vessels.

The Company’s initial assessment for impairment losses commenced with the acquisition of vessels in June 2007. The Company regularly reviews its vessels for impairment on a vessel by vessel basis. None of the Company’s vessels were considered impaired in 2007.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

	(k)	Accounting for Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period they are incurred.

(l)
Financing Costs: Costs associated with new loans or refinancing of existing ones including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(m)
Imputed Prepaid/Deferred Revenue: The Company records any identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue, respectively, during the period of the time charter assumed.

(n)
Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel’s previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter’s duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company’s revenues are earned.

(o)
Earnings/(loss) per Common Share: Basic earnings (loss) per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the year to date or period. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As the Company was incorporated on September 11, 2006 but did not commence operations nor issue any shares of its capital stock until September 26, 2006, the common shares issued to the Company’s sole shareholder (as discussed in Note 6(a)) are considered as outstanding for the entire period from September 11, 2006 (date of inception) to December 31, 2006 for purposes of both basic and diluted loss per share calculations. As further discussed in Note 6, on April 4, 2007 the Company amended its articles of incorporation and on April 30, 2007 successfully completed its Initial Public Offering and issued common and subordinated shares with different participation rights in dividends. Accordingly, the Company follows the two-class presentation for purposes of both basic and diluted earnings per share calculation.

(p)
Segment Reporting: SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information” requires descriptive information about its reportable operating segments.  Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

	(q)	Stock Based Compensation:

In addition to cash compensation, the Company provides for the grant of restricted and subordinated shares to key employees. In accordance with SFAS 123(R) “Share Based Payment” the Company measures the cost of employee services received in exchange for these awards based on the fair value of the Company’s shares at the grant date (measurement date). The cost is recognized over the requisite service period, or vesting period. If these equity awards are modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

	(r)	Recent Accounting Pronouncements:

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements”. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

In December, 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”). The Statement is a revision of SFAS No. 141, Business Combinations, issued in June 2001, designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. The statement applies to all transactions in which an entity obtains control of a business and is effective for the Company for acquisitions on or after January 1, 2009. The Company is currently evaluating the impact of the adoption of this standard, if any.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies - (continued):

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51. SFAS 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective as of the beginning of an entity’s fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

3.	Transactions with Related Parties:

(a)
Basset Holdings Inc. (“Basset”): During the period from September 11, 2006 (date of inception) to December 31, 2006 the Company paid on behalf of Basset the amount of $2 for legal expenses and corporate services, reflected as Due from shareholder in the accompanying 2006 consolidated balance sheet. The amount was refunded to the Company on April 3, 2007. The sole shareholder of Basset, which is the holder of 2,000,000 subordinated shares of the Company, is the Company’s Chief Executive Officer (CEO). The mother of the CEO Mrs. Chryssoula Kandylidis and his uncle Mr. George Economou control Cardiff Marine Inc. as further discussed in (b) below.  Also the father of the CEO and husband of Mrs. C. Kandylidis, Mr. Konstandinos Kandylidis, is one of the Company’s directors.

(b)
Cardiff Marine Inc. (“Cardiff”): The Company uses the services of Cardiff Marine Inc., a ship management company with offices in Greece. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by Prestige Finance S.A., the beneficial owner of which is Mrs. Chryssoula Kandylidis and (b) 70% by Entrepreneurial Spirit Foundation, a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company’s directors, Mr. Konstandinos Kandylidis. As of December 31, 2007, the Company had concluded the following agreements with Cardiff:

(i)
On March 23, 2007 the Company entered into an agreement with Cardiff as initial buyers and an unrelated party as Intermediate buyers of vessels Trenton and Austin. Under this agreement the Company had the option to acquire the above vessels by April 27, 2007 for an amount of $84,600 plus $200 ($100 for each vessel) payable to Cardiff. The Company on April 30, 2007 exercised the option and acquired the two vessels. The amount of $200 was paid in August 2007 and is included in Vessels, net  in the accompanying December 31, 2007 consolidated balance sheet.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties - (continued):

(ii)
On March 29, 2007, the Company entered into an agreement with Cardiff under which the Company accepted to be nominated as the ultimate buyer under the Memorandum of Agreements for the vessels Juneau, Pierre, Lansing, Helena and Topeka which were previously concluded between Cardiff, as initial buyers, and the sellers of the vessels.

(iii)
On April 11, 2007 the Company entered into an interim management agreement with Cardiff for a period of six months commencing on April 24, 2007, with the Company’s option to extend it for another six months. According to this interim management agreement Cardiff provided services in connection with the acquisition of the vessels Trenton, Pierre, Austin, Juneau, Lansing, Helena and Topeka and ensured the smooth commencement of Company’s operations for a total fee of $200, which was amortized over the six-month period ended October 24, 2007. This agreement has been renewed for six months expiring on April 23, 2008. The related expense for the year ended December 31, 2007 amounts to $276 and is included in Vessels’ operating expenses in the accompanying 2007 consolidated statement of income.

(iv)
On June 21, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Juneau for an annual management fee of $123.6. The initial management agreement commenced on June 29, 2007, the date the Company took delivery of the vessel, and ended on December 31, 2007. Thereafter the management agreement continues until terminated by either party giving to the other a two month notice in writing. The fee charged by Cardiff for the year ended December 31, 2007 amounts to $62 and is included in Vessels’ operating expenses in the accompanying 2007 consolidated statement of income.

(v)
On September 7, 2007, the Company entered into an agreement with Cardiff whereby it was agreed that (a) Cardiff will receive a commission fee of 1% of the value of each sale or purchase transaction of any of the ships sold or purchased by the Company, provided that Cardiff is directly or indirectly the sale or purchase broker and, (b) Cardiff will receive a commission fee of 1.25% of the voyage revenue of the relevant charter hire as earned by the Company provided the Cardiff is directly or indirectly the chartering broker. The agreement took effect with the acquisition of M/V Augusta in December 2007 and will be terminated by either party giving to the other a two months notice in writing.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties - (continued):

(vi)
On November 28, 2007, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel Pink Sands for an annual management fee of $182.5. The initial management agreement commenced on December 7, 2007, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other a two month notice in writing. The fee charged by Cardiff for the year ended December 31, 2007 amounts to $12 and is included in Vessels’ operating expenses in the accompanying 2007 consolidated statement of income.

At December 31, 2007, an amount of $742 is payable to Cardiff and is separately reflected in the accompanying 2007 consolidated balance sheet as Due to related parties. In addition, an amount of $1,724 due to Cardiff, related to the operations of the managed vessels, is included in Accounts Payable in the accompanying 2007 consolidated balance sheet.

	(c)	Acquisition of vessels:

(i)
On July 31, 2007, the Company entered into a Memorandum of Agreement with Portswood Shipping Company Limited, a company beneficially owned by Mr. George Economou, to acquire M/T Pink Sands for a purchase price of $47,000 provided that certain conditions, as defined in the Memorandum of Agreement, are satisfied. On November 1, 2007 the Company amended the initial Memorandum of Agreement for the acquisition of the M/T Pink Sands and entered into a definitive agreement (no subjects) to purchase the M/T Pink Sands for $47,250. The Company took delivery of the vessel on December 7, 2007.

(ii)
On December 20, 2007, the Company entered into a Memorandum of Agreement with River Camel Shipping Co. Ltd., a company beneficially owned by Mr. George Economou, to acquire the vessel M/T Olinda for a purchase price of $65,000 (see also Note 14(b)).

(d)
Transbulk 1904 AB (“Transbulk”): On July 4, 2007, upon delivery to the Company, the vessel Lansing commenced a time charter with Transbulk for a period of 22 to 26 months at a gross charter rate of $24 per day. Also on June 29, 2007 the Company concluded a time charter agreement with Transbulk for the vessel Richmond for a period of 24 to 28 months at a gross rate of $29 per day. Transbulk is a company based in Gothenberg, Sweden.  Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years.  Mr. George Economou serves on its board of directors.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties - (continued):

(e)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680. This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the year ended December 31, 2007 amounts to $7.8 and is included in the General and Administrative expenses in the accompanying 2007 consolidated statement of income.

4.	Vessels, Net:

The amount in the accompanying December 31, 2007 consolidated balance sheet is analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2006	$0	$0	$0
Additions	498,490	(13,210)	485,280
Balance December 31, 2007	$498,490	$(13,210)	$485,280

During the year ended December 31, 2007, the Company acquired and took delivery of eight Panamax drybulk carriers: the Austin, Pierre, Trenton, Helena, Lansing, Topeka, Richmond and Augusta, a Capesize drybulk carrier, the Juneau, and an Aframax tanker, the Pink Sands, for a total consideration of $467,143. The acquisition of the vessels was financed from the proceeds of the bank loans discussed in Note 5 and the net proceeds from the Company’s initial public offering discussed in Note 1. The Memoranda of Agreement associated with the acquisition of four of the above vessels, Austin, Pierre, Trenton and Topeka stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,347, with a corresponding increase in the vessels’ purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for the year ended December 31, 2007, amounted to $4,998 and is separately reflected in the accompanying 2007 consolidated statement of income.

The Company’s vessels have been pledged as collateral to secure the bank loan discussed in Note 5(b).

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.	Long-term Debt:

(a)
On June 22, 2007, the Company entered into a secured Term Loan Facility with Fortis Bank for a total amount of up to $147 million to partially finance the acquisition cost of vessels Trenton, Pierre, Austin, Juneau, Lansing, Helena, Topeka, and Richmond.  The Term Loan Facility was repayable in 16 consecutive semi-annual installments from February 2008 though August 2015 plus a balloon payment payable with the last installment. The loan bore interest at LIBOR plus a margin ranging from 1.15 per cent to 1.25 per cent. The loan facility was secured with first priority cross-collateralized mortgages over the vessels, first priority assignment of vessels’ insurances, all earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and manager’s undertaking. The Company was required to pay a commitment fee of 0.4% per annum payable semi-annually in arrears on the committed but un-drawn portion of the loan. On October 1, 2007, the outstanding balance of the loan of $118,000 was fully repaid from the proceeds of the loan discussed in (b) below.

(b)
On September 18, 2007, the Company signed an agreement, with Nordea Bank Norge ASA, for a $325,000 Senior Secured Credit Facility (the “Facility”) for the purpose of refinancing the existing Term Loan Facility with Fortis Bank discussed above and financing the acquisition of additional vessels. The facility is comprised of two tranches and bears interest at LIBOR plus a margin.

Tranche A, a reducing revolving credit facility in a maximum amount of $200,000, of which $122,000 to be used for the repayment of the existing loan ($118,000) and the remaining for working capital purposes, $48,000 for the acquisition of the vessel Richmond and $30,000 for the acquisition of the vessel Pink Sands. Tranche A is reduced or repaid in 16 consecutive semi-annual installments, the first six in an amount of $8,500 each, the following nine in an amount of $11,000 each and the 16th installment in an amount of $50,000. The first installment is due six months after the date of the first drawdown.

Tranche B, a Term Loan Facility in a maximum amount of $125,000, to be used for the financing up to 100% of the purchase price of additional vessels. Tranche B is repayable in 11 equal consecutive semi-annual installments to be calculated using a formula specified in the agreement plus a balloon payment in an amount sufficient to repay Tranche B. The first installment is due 36 months after the first drawdown date of the Tranche A.

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels’ insurances and earnings, specific assignment of the time-charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.35% per annum payable quarterly in arrears on the un-drawn portion of the Facility commencing on October 1, 2007.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.	Long-term Debt - (continued):

The loan agreement includes among other covenants,  financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders’ equity not to be greater than 0.70 to 1.00; (ii) commencing on July 1, 2008, the liquidity not to be less than $500 multiplied by the number of vessels owned; (iii) commencing with the fiscal quarter ending December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels be not less than 125% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A. The Company will be permitted to pay dividends under the loan so long as an event of default has not occurred and will not occur upon the payment of such dividends. The Company will be prohibited from drawing down on either Tranche if leverage as a result of the incurrence of the additional debt exceeds 60%.

As of December 31, 2007 the Company had utilized (a) $199 million from Tranche A to repay the loan under (a) above of $118 million, to partially finance the acquisition of M/V Richmond and M/T Pink Sands by $47 million and $30 million respectively and for working capital $4 million and (b) $61.6 million to partially finance the acquisition of M/V Augusta.

The table below shows the repayment schedule of the loan balance as of December 31. 2007 based on the changes in the repayment schedule following the syndication of the credit facility (Note 14).

	Tranche A	Tranche B	Total
2008	16,000	-	16,000
2009	22,000	6,844	28,844
2010	22,000	6,844	28,844
2011	22,000	6,844	28,844
2012	22,000	6,844	28,844
2013 and thereafter	95,000	34,224	129,224
	199,000	61,600	260,600

Total interest expense for the year ended December 31, 2007 amounted to $4,250 and is included in interest and finance costs in the accompanying 2007 consolidated statement of income. The Company’s weighted average interest rate (including the margin) for the year ended December 31, 2007 was 6.23%.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.	Common Stock and Additional Paid-In Capital:

(a)
Preferred stock and common stock: On April 4, 2007, the Company’s articles of incorporation were amended. Under the amended articles of incorporation the Company’s authorized capital stock consists of 5,000,000 shares of preferred shares, par value $0.01 per share, 95,000,000 common shares (or the “Class A common stock”), par value $0.01 per share, and 10,000,000 subordinated shares (or the “Class B common stock”), par value $0.01 per share. All of the Company’s shares of stock are in registered form. The Board of Directors shall have the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions. Through the amended and restated articles of incorporation, the 1,000 common shares issued on September 26, 2006 to the Company’s then sole stockholder were converted into 1,000 subordinated shares. On April 5, 2007 the Company effected a stock split in the form of stock dividend and issued 1,999 subordinated shares for each of its 1,000 subordinated shares. All share and per share data included in the accompanying financial statements have been restated to reflect both the conversion and the stock dividend discussed above. Common share shareholders and subordinated share shareholders are entitled to one vote on all matters submitted to a vote of shareholders and to receive dividends, if any. The rights of subordinated share shareholders to receive dividends are subordinated to the rights of common share shareholders.  If the Company does not have sufficient available cash to pay a quarterly dividend of $0.5125 per share (“base dividend”) to its common shares shareholders, the right of subordinated share shareholders to receive dividends will be subordinated to the right of the common share shareholders to receive dividends during the subordination period. During the subordination period, the Company’s common shares will accrue dividend arrearages to the extent they do not receive a quarterly dividend of $0.5125 per share. The subordinated shares will not accrue any arrearages. The subordination period commenced upon completion of the initial public offering discussed below and will end when certain tests are met, as defined in the Company’s amended and restated articles of incorporation.

(b)
Initial Public Offering: On April 30, 2007, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect, on April 30, 2007 12,362,500 common shares at par value $0.01 were issued for $19.00 per share. The net proceeds of the Initial Public Offering which amounted to $216,794 were mainly utilized to partially finance the acquisition cost of the vessels Trenton, Austin, Pierre, Juneau, Lansing, Helena and Topeka. In addition the Company issued 31,579 common shares and 63,158 subordinated shares to its Chief Financial Officer and Chief Executive Officer, respectively (Note 8).

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.	Common Stock and Additional Paid-In Capital – (continued):

(c)
Additional paid-in capital: The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents: (i) payments made by the stockholders in excess of the par value of common stock purchased by them, (ii) former Chief Executive Officer and Chief Financial Officer stock based compensation (Note 9) granted upon completion of the Company’s initial public offering and (iii) the value of executive management services and office space provided by Basset until April 23, 2007, at no charge.

7.	Earnings per Share:

The components for the calculation of earnings per common and subordinated share, basic and diluted, for the period from September 11, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007, are as follows:

	2006	2007

Net income/(loss)	(105)	8,155
- Less dividends paid
Common shares	-	(11,186)
Subordinated shares	-	(1,862)
Undistributed losses	(105)	(4,893)

Allocation of undistributed losses
Common Shares:
- Nil and 12,394,079 as of December 31, 2006 and 2007, respectively	-	(4,195)
Subordinated shares
-2,000,000 and 2,063,158 as of December 31, 2006 and 2007, respectively	(105)	(698)
	(105)	(4,893)

Basic and diluted per share amounts:

	2006
	Common Shares	Subordinated Shares

Distributed earnings	-	-
Undistributed losses	-	(0.05)
Total	-	(0.05)
Weighted average number of shares basic and diluted	-	2,000,000

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.	Earnings per Share – (continued):

Basic and diluted per share amounts:

	2007
	Common Shares	Subordinated Shares

Distributed earnings	1.34	0.91
Undistributed losses	(0.50)	(0.34)
Total	0.84	0.57
Weighted average number of shares basic and diluted	8,353,270	2,042,566

8.	Stock based compensation:

The Company as of the closing date of its initial public offering granted to its former Chief Executive Officer and Chief Financial Officer 63,158 subordinated shares and 31,579 restricted common shares, respectively, representing $1,800 at the initial price of the stock to the public of $19.00 per share. These shares were vesting at various dates as defined in the employment agreements signed with the executives.  On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company’s Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares of which 15,790 are scheduled to vest on January 2, 2008 and 7,895 which are scheduled to vest on April 30, 2008.  The remaining 42,105 restricted subordinated shares and 7,894 common restricted shares, initially granted to the former Chief Executive Officer and Chief Financial Officer, respectively, were cancelled on February 12, 2008 (Note 14).  The related compensation expense of $850 has been included in common stock par value, subordinated stock par value and in additional paid-in capital in the consolidated statement of stockholders’ equity for the year ended December 31, 2007 with an equal charge to General and Administrative expenses in the accompanying 2007 consolidated statement of income.

In the Board of Directors Meeting held on October 23, 2007, it was decided that 5,150 subordinated shares should be reserved and available to grant as a compensation to the Chief Operating Officer. As of December 31, 2007, none of these shares had yet been granted to the Chief Operating Officer.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.	Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus and Malta, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company’s stock is owned, directly or indirectly, by individuals who are “residents” of the Company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Company’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test).

Under the regulations, Company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company’s outstanding stock (“5 Percent Override Rule”).

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be “qualified stockholders” for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company’s stock for more than half the number of days during the taxable year.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.	Income Taxes - (continued):

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company’s ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the Initial Public Offering of the Company’s shares (Note 6(b)), the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company’s shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company’s control.

10.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

The Company’s former Chairman, President and Chief Executive Officer has asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company.  He seeks an unspecified amount of payments, benefits, stock and damages, including but not limited to vesting of 42,105 restricted subordinated shares of the Company (Note 8) and other payments under his employment agreement.  The Company denies the allegations and maintains that there are no further amounts due under the employment agreement or otherwise.

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

10.	Commitments and Contingencies - (continued):

On August 13, 2007, the Company entered into a six-year lease for its office facilities in Athens, which expires in August 2013. The monthly lease payment is Euro 4.4 ($6.38 based on the Euro to USD exchange rate at December 31, 2007) and is adjusted on January 1 of each year based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $77 for each of the years 2008, 2009, 2010, 2011 and 2012 and $51 for the year 2013.  The above office facilities are currently under renovation.

11.	Financial Instruments:

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair market value due to the short-term nature of the financial instrument. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

12.	Interest and Finance Cost:

The amount included in the accompanying 2007 consolidated statement of income is analyzed as follows:

Interest on long-term debt	$4,250
Amortization and write-off of financing fees	1,159
Long-term debt commitment fees	202
Other	60
$5,671

13.	Segment Information:

The table below presents information about the Company’s reportable segments as of December 2007 and for the year then ended.  The accounting policies followed in the preparation of the reportable segments are the same with those followed in the preparation of the Company’s consolidated financial statements.

	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	40,542	591	-	41,133
Interest expense and finance costs	5,379	257	35	5,671
Interest Income	135	-	2,079	2,214
Depreciation and amortization	12,925	285	-	13,210
Net income	6,507	177	1,471	8,155
Total assets	441,051	47,241	19,633	507,925

OCEANFREIGHT INC.
Notes to Consolidated Financial Statements
December 31, 2007
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

14.	Subsequent Events:

(a)
On January 4, 2008, the Company entered into a management agreement with Cardiff to provide technical and commercial management services associated with the vessel M/T Olinda for an annual management fee of $182.5. The management agreement commenced on January 17, 2008, the date the Company took delivery of the vessel, and ends on December 31, 2008. Thereafter the management agreement will continue until terminated by either party giving to the other two months notice in writing.

	(b)	On January 17, 2008, the Company took delivery of the M/T Olinda a 149,085 dwt Suezmax tanker vessel built in 1996, for $65.7 million.

(c)
On January 29, 2008, the Company entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge its exposure to fluctuations in interest rates on $316,500 of its long term debt discussed in Note 5, by converting the Company’s variable rate debt to fixed rate debt. Under the terms of the interest swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate at 3.55% and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.

(d)
On February 12, 2008, 42,105 subordinated shares and 7,894 restricted common shares, initially granted to the former Chief Executive Officer and Chief Financial Officer, respectively (Note 8) were canceled. Also, on February 12, 2008, the Board of Directors decided to reserve 80,000 subordinated shares for issuance to the Company’s CEO.

	(e)	On February 13, 2008, the Company’s Board of Directors declared a dividend of $0.77 per share, which was paid on February 29, 2008 to all shareholders on record as of February 20, 2008.

(f)
On February 13, 2008, the Company concluded a time charter for M/T Helena for a period of 48 months at a gross charter rate of $32 per day. The vessel will commence its new charter on re-delivery from its current employment between July and August of 2008.

(g)
On February 15, 2008, the syndication of the loan discussed in Note 5(b) was completed and certain of its terms were amended. The major amendments made concern (i) the increase of the Margin from 1.05% to 1.30% per annum, (ii) the increase of the Collateral Maintenance Ratio from 125% to 140%, (iii) the increase of the commitment fee from 0.35% to 0.45% per annum, (iv) the Commitments in respect of the Tranche A loan to be reduced in 16 semi-annual reductions, commencing on April 1, 2008, with the first two reductions in the amount of $8,500 each, the following 13 reductions in the amount of $11,000 and the 16th reduction in the amount of $40,000, (v) the Advances of Tranche B to be repaid in 15 semi-annual installments commencing on January 1, 2009, with the first 14 installments in the amount of $6,944 and the 15th installment in the amount of $27,778 and (vi) the weighted average age of the ships not to exceed 18 years.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate (2)
4.1	Registration Rights Agreement (4)
4.2	Amendment to 2007 Equity Incentive Plan
4.3	Interim Management Agreement (2)
4.4	Commitment Letter from Fortis Bank for Term Loan Agreement (3)
4.5	Senior Secured Credit Facility with Nordea Bank Norge ASA
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)	Filed as an Exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-141958) on April 9, 2007.
(2)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No.1) (File No. 333-141958 ) on April 18, 2007.
(3)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No.2) (File No. 333-141958 ) on April 19, 2007.
(4)	Filed as an Exhibit to the Company’s Amended Registration Statement on Form F-1/A (Amendment No.3) (File No. 333-141958 ) on April 20, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OceanFreight Inc.
(Registrant)

Dated: March 7, 2008

/s/ Antonis Kandylidis
Antonis Kandylidis
Chief Executive Officer and Interim Chief Financial Officer

SK 25754 0002 860979