Form 20-F
OCEANFREIGHT INC.
filed 2010-03-09
CIK 1395593

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

80 Kifissias Avenue, Athens 15125, Greece
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2009, the registrant had 158,450,001 common shares, $0.01 par value per share outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes           ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes           ☑ No

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

☑ Yes           ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[_] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards ☐

Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17                      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes           ☑ No

ii

FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

OceanFreight Inc., or the "Company", desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with the safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we," "us," "our," and "the Company," all refer to OceanFreight Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot ensure that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Commission and the Nasdaq Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.	Selected Consolidated Financial and Other Data

The following table sets forth our selected consolidated financial and other data as of December 31, 2006, 2007, 2008 and 2009 and for the period from September 11, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007, 2008 and 2009. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

(Expressed in thousands of U.S. Dollars – except for share and per share data and average daily results)

September 11, 2006 (inception) to December 31,	Year ended December 31,
	2006	2007	2008	2009
Income Statement Data:
Voyage revenue and imputed deferred revenue	$—	41,133	157,434	132,935
Gain on forward freight agreements	—	—	—	570
Voyage expenses	—	(1,958)	(14,275)	(5,549)
Vessels' operating expenses	—	(9,208)	(28,980)	(43,915)
General and administrative expenses	(111)	(3,460)	(9,127)	(8,540)
Survey and drydocking costs	—	(1,685)	(736)	(5,570)
Impairment	—	—	—	(52,700)
Depreciation	—	(13,210)	(43,658)	(48,272)
Loss on sale of vessels	—	—	—	(133,176)
Operating income/(loss )	(111)	11,612	60,658	(164,217)
Interest income	6	2,214	776	271
Interest and finance costs	—	(5,671)	(17,565)	(19,834)
Gain/(loss) on derivative instruments	—	—	(16,147)	5,098
Net Income/(loss)	$(105)	8,155	27,722	(178,682)
Earnings (losses) per common share, basic and diluted	$—	0.84	1.94	(2.27)
Earnings (losses) per subordinated share, basic and diluted	$(0.05)	0.57	—	—
Weighted average number of common shares, basic and diluted	—	8,353,270	14,321,471	78,556,327
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,042,566	—	—
Cash dividends declared per share	—	0.90	3.08	—

Balance Sheet Data:
Cash and cash equivalents	499	19,044	23,069	37,272
Total current assets	503	20,711	28,677	100,299
Vessels, net of accumulated depreciation		485,280	587,189	423,242
Total assets	776	507,925	625,570	549,272
Total current liabilities	285	33,884	116,381	73,328
Long-term imputed deferred revenue including current portion	—	26,349	16,031	1,558
Sellers' credit	—	—	25,000	—
Long – term debt including current portion	—	260,600	308,000	265,674
Total stockholders' equity	491	213,410	246,961	256,611

	2006	2007	2008	2009
Other Financial Data:
Net cash flow provided by operating activities	1	24,434	82,309	26,552
Net cash flow used in investing activities	(2)	(467,216)	(120,665)	(130,786)
Net cash flow provided by financing activities	500	461,327	42,381	118,437
Cash dividends per common and subordinated share	—	0.90	2.58	—
Cash paid for common and subordinated stock dividend	—	13,048	47,772	—
Adjusted EBITDA (1)		20,841	96,699	55,502
Fleet Data:
Average number of vessels (2)	—	3.7	11.4	12.7
Number of vessels	—	10.0	13	13
Average age of fleet	—	12.2	13.9	12.3
Total calendar days for fleet (3)	—	1,364	4,164	4,650
Total voyage days for fleet (4)	—	1,282	4,125	4,466
Fleet utilization (5)	—	94.0%	99.1%	96.1%
Average Daily Results:
Time charter equivalent (TCE) rate (6)	—	30,558	34,705	28,523
Daily vessel operating expenses (7)	—	6,208	6,337	8,401
Daily management fees	—	543	623	1,043
Daily general and administrative expenses (8)	—	2,536	2,192	1,836
Total daily vessel operating expenses (9)	—	9,287	9,152	11,280
____________

(1)
Adjusted EBITDA represents net income before interest, taxes, depreciation, loss on sale of vessels and impairment charges on vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the 2007, 2008 and 2009 consolidated statements of cash flows, to Adjusted EBITDA.

	2007	2008	2009
Net cash from operating activities	24,434	82,309	26,552
Net increase in operating assets	1,665	3,941	9,988
Net increase in operating liabilities	(7,556)	(5,865)	143
Net interest expense	3,457	16,789	19,563
Amortization of deferred financing costs included in interest expense	(1,159)	(475)	(744)
Adjusted EBITDA	20,841	96,699	55,502

(2)
Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in the related period.

(3)	Calendar days are the total days the vessels were in the Company's possession for the relevant period including off-hire and drydock days.

(4)	Total voyage days for the fleet are the total days the vessels were in the Company's possession for the relevant period net of off-hire.

(5)
Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

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

Some of the following risks relate principally to the sectors of the seaborne transportation industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider the following risks together with the other information described in this section before deciding to invest in our common stock. Any of the risk factors could significantly and negatively affect our business, financial condition or operating results and the trading price of our stock. You may lose all or part of your investment.

Industry Specific Risk Factors

Charter hire rates for drybulk carriers and tanker vessels have been very volatile, which may adversely affect our earnings

The drybulk and tanker shipping industries are cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of drybulk and tanker carriers has varied widely. For example after reaching historical highs in mid-2008, charter hire rates for Panamax and Capesize drybulk carriers reached near historically low levels in 2009. We currently employ our drybulk carriers and 50% of our tanker fleet on long term time charters. We cannot ensure that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations in the future. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources and commodities;

•	changes in the exploration or production of energy resources and commodities;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources and commodities;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping rate of older vessels;

•	the price of steel;

•	vessel casualties; and

•	the number of vessels that are out of service or converted to other use.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier and tanker fleets and the sources and supply of drybulk cargo and oil and oil products to be transported by sea. The capacity of the global drybulk carrier and tanker fleets seem likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The downturns in the drybulk carrier and tanker charter markets and related declines in vessel values may have an adverse effect on our earnings, affect compliance with our loan covenants, require us to raise additional capital in order to comply with our loan covenants, and affect our ability to pay dividends if reinstated in the future.

The Baltic Dry Index (BDI), a daily index of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2009 compared to the low of the fourth quarter of 2008. The 2009 average of the BDI was 3,005, which is about 300% higher than the December 2008 average of 743. However, this is still below the BDI's high of 11,844 reached in May 2008.

A decline in the drybulk market will result in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters that are not directly linked to the BDI.

Drybulk vessel values have also rebounded in part since 2008's steep decline. Charter rates and vessel values were severely affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008, China's iron ore imports comprised about 65% of the total volume of iron transported by sea. In 2009, this number increased to about 80%.  There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility.

The decline in vessel values in the drybulk market resulted in the loss we recorded in 2009 of $69.3 million following our decision to sell the vessels M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre.

The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than demand during the winter. This seasonality is reflected in the time charter equivalent rate for a Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast, where the average rate was $11,759 per day during July 2009 compared to $24,763 per day during the fourth quarter of 2009.

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, causing WTI oil prices to recover from a low of $34 per barrel in December 2008 to an average WTI oil price of approximately $62 per barrel in 2009 and approximately $75 per barrel as of February 2, 2010.  During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates.  Consistent with this trend, the value of the tankers in our fleet has declined, resulting in the impairment loss and loss on vessels held for sale recorded in 2009 of $116.6 million. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 12% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers resulting from any potential future oil supply reduction.

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

On January 9, 2009, we entered into an amendment to our Nordea credit facility waiving the December 9, 2008 breach of the collateral maintenance coverage ratio contained in such credit facility resulting from the decrease in the market value of our vessels and reducing the level of the collateral maintenance coverage ratio for the remaining term of the agreement. Please see "Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources — Long Term Debt Obligations and Credit Arrangements and Note 6 to our financial statements."

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010 and the deposit of $2.5 million in the retention account that will be blocked during the above period and has been classified in restricted cash in current assets in the 2009 consolidated balance sheet.

We currently employ two of our tanker vessels in two separate spot market tanker pools.  If the current low charter rates in the drybulk and tanker markets continue through any significant period when time charters for our vessels expire and we are consequently exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period in which we suspend dividend payments or reinstate dividend payments at a reduced level (subject to restrictions in our credit facilities, including a prohibition on dividend payments set forth in our amended Nordea credit facility, which matures in October 2015), sell vessels in our fleet and/or seek to raise additional capital in the equity markets. If we are able to sell additional shares at a time when the charter rates in the drybulk and tanker charter markets are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends if reinstated in the future and our earnings per share. During the period from February 6, 2009 to the date of this Annual Report, we issued a total of 160.06 million common shares pursuant to our Standby Equity Purchase Agreement ("SEPA") and Standby Equity Distribution Agreement ("SEDA"), with YA Global Master SPV Ltd., or YA Global, resulting in net proceeds of $208.1 million. Even if we are able to raise additional capital in the equity markets, there is no assurance we will be able to comply with our loan covenants.

An over-supply of drybulk carriers may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2010. As of December 31, 2009, newbuilding orders had been placed for an aggregate of approximately 59.3% of the existing global drybulk fleet, with deliveries expected during the next 36 months. The market supply of tankers is affected by a number of factors such as demand for energy resources, oil and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia.  As of December 31, 2009 newbuilding orders have been placed for an aggregate of approximately 30.4% of the existing global tanker fleet.  An over-supply of drybulk carrier and/or tanker capacity may result in a reduction of charter hire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate an asset's recoverable amount as the sum of its future undiscounted cash flows generated through the asset's remaining useful life.  If the recoverable amount is less than net book value of the vessel, the vessel is deemed impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In the year ended December 31, 2009, charter rates in the drybulk and tanker markets declined significantly and vessel values also declined. As a result, we recorded an impairment loss and loss on vessels held for sale for the year ended December 31, 2009 of $134 million. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

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

During 2008 and 2009, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of the date of this Annual Report, we had total outstanding indebtedness of $258.7 million under our existing credit facilities.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2009 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

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

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this Annual Report, each of our vessels is ISM code-certified.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.

Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.

If a vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable, which will negatively impact our revenues and results from operations.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

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

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

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

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points.  Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash and ability to pay dividends if reinstated in the future.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

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

Our two credit facilities, with Nordea Bank Norge ASA, or Nordea, and DVB Bank SE, or DVB, require us to maintain a minimum ratio of the fair market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective credit facility (please see Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements). The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current decline in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since December 31, 2008, particularly our drybulk carriers.

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

Furthermore, as a result of the decline in our vessel values, we recorded an impairment loss of $52.7 million and incurred loss on sale of vessels and vessels held for sale of $133.2 million for the year ended December 31, 2009 (please also see "Vessel Lives and Impairment" in this Annual Report and Note 2(k) to the consolidated financial statements for the year ended December 31, 2009 included herein) and if the current low charter rates in the drybulk market and the tanker market continue or decrease further, we may have to record further impairment adjustments to our financial statements which would adversely affect our financial results and further hinder our ability to raise capital.  If we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings which could affect our ability to raise additional capital necessary to comply with our loan covenants.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of customers, with 42% of our revenues for the year ended December 31, 2009 generated from three charterers. Our fleet is currently employed under fixed rate period charter arrangements to seven customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The time charters on which we deploy 12 of the vessels in our fleet provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk and tanker charter markets. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. For example, our tanker vessel M/T Olinda was time chartered at a rate of $41,025 per day with Industrial Carriers Corp. and on October 11, 2008, the charter was terminated by mutual agreement as a result of the charterer's insolvency. We subsequently deployed the vessel in the Blue Fin Tankers Inc. spot market pool where the vessel generates revenues based on spot market charter rates. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if any, in the future. Please also refer to Item 4.A on page 40.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Eleven of our vessels are currently employed under time charters with seven customers, with 42% of our revenues for the year ended December 31, 2009 generated from three customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping and tanker industries and the overall financial condition of the counterparty. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. For example, we agreed to reduce the contracted charter rate for one of our drybulk vessels, the M/V Augusta, from $42,100 per day to $16,000 per day upon its commencement in November 2008.

The time charters on which we deploy 11 of the vessels in our fleet provide for charter rates that are above current market rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given a decreased charter rate level, particularly in the drybulk carrier market. For example, we had entered into a time charter for one of our tanker vessels, the M/T Olinda, at a rate of $41,025 per day with Industrial Carriers Corp. and in October 2008, the charter was terminated by mutual agreement as a result of the charterer's insolvency. We have since deployed the vessel in the Blue Fin spot market pool where the vessel generates revenues based on spot market charter rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and comply with covenants in our credit facilities. Please also refer to Item 4.A on page 40.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future.

The market price of our common shares has fluctuated widely since our initial public offering in April 2007 and may continue to do so as a result of many factors, including our actual results of operations and perceived prospects, the prospects of our competition and of the shipping industry in general and in particular the drybulk and tanker sectors, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general valuations for companies in the shipping industry, particularly the drybulk and tanker sectors, changes in general economic or market conditions and broad market fluctuations.

Since January 12, 2009, the market price of our common shares has dropped below $5.00 per share, and the last reported closing price on The Nasdaq Global Market on March 8, 2010 was $0.83 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum.  Recently, our stock price has declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 we received notice from The Nasdaq Stock Market that we are not in compliance with the minimum bid price rule and as a result, we are required to take action during the relevant cure period, such as a reverse stock split, in order to comply with Nasdaq rules.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters, four of which expire in 2010. In addition, two of our vessels, the M/T Olinda and M/T Tigani, are employed in separate spot market pools. Current charter rates have sharply declined from historically high levels and the charter market remains volatile. In the past, charter rates for vessels have declined below operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot ensure that future charter rates will be at a level that will enable us to operate our vessels profitably or to reinstate dividend payments or repay our debt.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this Annual Report, our fleet has a weighted average age of 10.9 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot ensure that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Unless we set aside reserves or are able to borrow funds for vessel replacement, at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations and financial condition.

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

Investors may experience significant dilution as a result of the offering pursuant to our Standby Equity Distribution Agreement, or SEDA, and future offerings.

On January 30, 2009, we entered into the Standby Equity Purchase Agreement, or the SEPA, which is described under Note 7 (i) to our consolidated financial statements. As of May 21, 2009, the date we terminated the SEPA, we had issued and sold an aggregate of 71,850,000 common shares pursuant to the SEPA resulting in net proceeds of $109.9 million representing an increase of 387% in our issued and outstanding common shares from December 31, 2008.

On July 13, 2009, during the Company's annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from ninety-five million (95,000,000) common shares to one billion (1,000,000,000) common shares.

On July 24, 2009, we entered into the SEDA, which is described under Note 7 (k) to our consolidated financial statements. Pursuant to the SEDA, we may offer and sell such number of common shares equal to $450 million. As of the date of this Annual Report we had issued and sold an aggregate of 88,208,508 common shares pursuant to the SEDA resulting in net proceeds of $98.2 million. If we sell the remaining dollar amount of our common shares offered pursuant to the SEDA, at an average price equal to $0.83 per share, which was the last reported closing sale price for our common shares on The Nasdaq Global Market on March 8, 2010, we would have approximately 600,620,221 common shares outstanding , which would represent an increase of 279% in our issued and outstanding common shares from December 31, 2009.

On January 12, 2010, we filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which we may sell up to $400 million of an undeterminable number of securities. No shares had been issued under this shelf registration statement as of the date of this Annual Report.

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

Because the sales pursuant to the SEDA and related prospectus supplements will be made at market prices or prices related to such market prices, the prices at which we sell these shares will vary and these variations may be significant. Purchasers of the shares we sell, as well as our existing shareholders, will experience significant dilution if we sell shares at prices significantly below the price at which they invested.

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

Our fleet is comprised of nine secondhand drybulk carriers that mainly transport iron ore, coal, grains and minerals, fertilizers and four secondhand tanker vessels that transport crude oil. We intend to grow our fleet and expand our operations into other sectors, as well. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations.

Cardiff Marine Inc., or Cardiff, provides technical and commercial vessel management services for our fleet. We refer to Cardiff as our Fleet Manager.  We cannot ensure that we or our Fleet Manager will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

We are entirely dependent on our Fleet Manager to perform the day-to-day management of our fleet.

Our executive management team consists of our Chief Executive Officer, our President and Chief Operating Officer, our Chief Financial Officer and Treasurer and our Chief Accounting Officer. As we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Manager, we are dependent on our Fleet Manager and the loss of our Fleet Manager's services or failure to perform obligations to us could materially and adversely affect the results of our operations. Although we may have rights against our Fleet Manager if it defaults on its obligations to us, you will have no recourse directly against our Fleet Manager. Further, we expect that we will need to seek approval from our lenders to change our Fleet Manager. If our Fleet Manager suffers material damage to its reputation or relationships it may harm our ability to:

•	continue to operate our vessels and service our customers;

•	renew existing charters upon their expiration;

•	obtain new charters;

•	obtain financing on commercially acceptable terms;

•	obtain insurance on commercially acceptable terms;

•	maintain satisfactory relationships with our customers and suppliers; and

•	successfully execute our growth strategy.

Our Fleet Manager is a privately held company and there may be limited or no publicly available information about it.

Our Fleet Manager, Cardiff Marine Inc. is a privately held company. The ability of our Fleet Manager to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Fleet Manager's financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

Our Fleet Manager may have conflicts of interest between us and other clients of our Fleet Manager.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Manager. Our contracts with our Fleet Manager have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least two months' advance notice of termination is given by either party. Our Fleet Manager will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Manager's performance of its obligations to us, on the one hand, and our Fleet Manager's performance of its obligations to its other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Manager. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with Cardiff own and will acquire vessels that compete with our fleet.

Cardiff provides commercial and technical management for the vessels in our fleet. Cardiff is owned by a company controlled by Mrs. Chryssoula Kandylidis, who is the wife of one of our directors, Konstandinos Kandylidis, and is the mother of our Chief Executive Officer, Antonis Kandylidis, and by a foundation, which is controlled by Mr. George Economou. Mrs. Chryssoula Kandylidis is the sister of Mr. Economou. Cardiff currently manages 39 drybulk carriers for DryShips Inc. and also manages 27 tankers and 19 drybulk carriers and supervises the construction of 2 crude oil tankers, and 2 drybulk carriers with scheduled delivery dates in 2010 and 2011 on behalf of companies controlled by members of the Economou family and the construction of four ultra deep water drilling rigs. Moreover, Mr. Economou, members of his family and companies affiliated with Cardiff own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Cardiff may be faced with conflicts of interest with respect to its interests and its obligations to us.

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

We intend to finance our growth with the net proceeds of future debt and equity offerings. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. The expansion of our fleet may impose significant additional responsibilities on our management and staff, and the management and staff of our Fleet Manager, and may necessitate that we, and they, increase the number of personnel. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

If our Fleet Manager is unable to recruit suitable seafarers for our fleet or as we expand our fleet, our results of operations may be adversely affected.

We rely on our Fleet Manager to recruit suitable senior officers and crews for our fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Manager to recruit suitable additional seafarers. We cannot ensure that our Fleet Manager will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Manager's crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. The seafarers who are employed on the ships in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot ensure that these agreements will prevent labor interruptions. If our Fleet Manager is unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows and financial condition and our ability to pay dividends if reinstated in the future may be materially adversely affected.

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

Our success depends upon our ability to hire and retain key members of our senior management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our business, results of operations and ability to pay dividends if reinstated in the future. We do not intend to maintain "key man" life insurance on any of our officers.

The operation of drybulk carriers and tankers each involve certain unique operational risks.

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads leading to the loss of the drybulk carrier.

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

Servicing our debt limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our credit facilities requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital and capital expenditures.  We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk carrier and tanker industries. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling vessels; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt, which would have a material adverse effect on our business.

We cannot ensure that we will be able to borrow amounts under our senior secured credit facilities and restrictive covenants in our senior secured credit facilities may impose financial and other restrictions on us.

Our senior credit facilities, as amended, impose operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	incur additional indebtedness, including through the issuance of guarantees;

•	create or permit liens on our assets;

•	sell our vessels or the capital stock of our subsidiaries;

•	make investments;

•	change the flag or classification society of our vessels;

•	reinstate the payment of dividends (as described under "Item 5 — Operating Financial Review and Prospects-B, Liquidity and Capital Resources);

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

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

Therefore, our discretion is limited because we may need to obtain consent from our lenders in order to engage in certain corporate actions. Our lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain our lenders' consent when needed. This may prevent us from taking actions that are in our best interest.

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

Trading and complementary hedging activities in Forward Freight Agreements (FFAs) subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations.

Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. From time to time and as our management sees fit, we may seek to manage and mitigate that risk through trading and complementary hedging activities in forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer losses from these activities in the event that our expectations are incorrect. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and could in the future cause, significant volatility in earnings.

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

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2009, the fair value of our interest rate swaps was an unrealized gain of $5.1 million. Due to the decline in interest rates since December 31, 2009, the fair value of our interest rate swaps at February 26, 2010, which is the most recent date for which the Company has received a fair value estimate, was an unrealized loss of approximately $3.3 million. See Note 9 to our consolidated financial statements as of and for the year ended December 31, 2009.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return reporting purposes for the 2009 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. For example, if 5% shareholders owned 50% or more of our outstanding common shares for more than half the days of a taxable year, then we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% shareholders, there are sufficient 5% shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of our common shares for more than half the number of days during the taxable year. In order to establish this, 5% shareholders would have to provide us with certain information in order to substantiate their identity as qualified shareholders. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries in the future.

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

U.S. tax authorities could treat us as a "passive foreign investment company", which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash is treated as an asset that produces "passive income" and "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we were a PFIC during the 2009 taxable year or that we will be a PFIC with respect to any future taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please read "Tax Considerations—United States Federal Income Taxation of U.S. Holders—Tax Treatment of Common Stock — Passive Foreign Investment Company Status and Significant Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures as well as financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

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

Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the drybulk sector. Until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels. Furthermore, the amendatory agreement to our Nordea credit facility, which matures in October 2015, prohibits us from paying dividends. In addition, in the event that we are permitted to pay cash dividends under our Nordea credit facility, our DVB loan agreement contains additional restrictions. Specifically, we will be required to obtain our lender's consent for dividend payments in excess of 50% of our quarterly net profit. Accordingly, pursuant to the restrictions on dividend payments contained in our DVB credit facility, had it been in effect when we declared our dividend of $0.77 per share in respect of the third quarter of 2008, we would have been required to obtain the consent of our lender thereunder in order to pay a dividend above $0.31 per share, or reduce our dividend by 60.0%, on a per share basis, to $0.31 per share.

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

On September 3, 2008, we filed a resale shelf registration statement on Form F-3, as amended on October 30, 2008, to register under the Securities Act 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited, and Seabert Shipping Co. This resale shelf registration statement was declared effective on December 22, 2008. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, our Chief Executive Officer. Seabert Shipping Co. is controlled by Mr. Michael Gregos, our former Chief Operating Officer. Companies controlled by Mr. Antonis Kandylidis beneficially own, in the aggregate, 5,080,000 common shares, which represents approximately 2.84% of our outstanding common shares as of the date of this Annual Report. These common shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common shares by these shareholders in the public markets could adversely affect the market price of our common shares. Under our loan agreements, the failure of our Chief Executive Officer, Mr. Antonis Kandylidis, to maintain his existing beneficial ownership in our company would violate an affirmative covenant.  As of the date of this Annual Report, Mr. Antonis Kandylidis had not sold any shares out of the 5,080,000 common shares.  See "Item 5. Operating Financial Review and Prospects — B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements" for a summary of our loan agreement covenants.

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

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common shares.

Several provisions of our Amended and Restated Articles of Incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue ''blank check'' preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors;

•
authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a two-thirds majority of the outstanding shares of our common and subordinated shares, voting as a single class, entitled to vote for the directors;

•	limiting the persons who may call special meetings of shareholders;

•	establishing advance notice requirements for election to our board of directors or proposing matters that can be acted on by shareholders at shareholder meetings; and

•	limiting our ability to enter into business combination transactions with certain shareholders.

In addition, we have adopted a stockholder rights plan or "poison pill."  These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials and crude oil cargoes through the ownership and operation of nine drybulk carriers and four tanker vessels. As of December 31, 2009, our fleet consisted of six Panamax and three Capesize drybulk carriers, three Aframax and one Suezmax tanker vessels with a total capacity of 1.4 million dead weight tons (dwt) and a weighted average age of 10.7 years.

On September 26, 2006, we issued 1,000 common shares, par value $0.01 per share, to Basset Holdings Inc., or Basset, a company controlled by Mr. Antonis Kandylidis, in exchange for a capital contribution of $500,000. Under our Amended and Restated Articles of Incorporation, these shares were converted into 1,000 subordinated shares. Also, on April 3, 2007, our Board of Directors declared, effective April 5, 2007, a stock split, in the form of a share dividend, in the ratio of 1,999:1 on our subordinated shares, leaving Basset with ownership of 2,000,000 subordinated shares. These subordinated shares converted into common shares on August 15, 2008, leaving Basset with 2,000,000 common shares representing approximately 1.1% of our outstanding capital stock as of the date of this Annual Report. Please read Item 7.B. "Major Shareholders and Related Party Transactions-Basset Holdings Inc."

In April 2007 we completed our initial public offering in the United States under the United States Securities Act of 1993, as amended, the net proceeds of which amounted to $216.8 million. The Company's common shares are listed on the Nasdaq Global Market under the symbol "OCNF".

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

The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract. We recorded imputed deferred revenue totaling $31.4 million, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter.

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

In October 2008 we took delivery of two Aframax tanker vessels, the M/T Tamara and the M/T Tigani. The related memoranda of agreements were concluded in August and September 2008, respectively, with interests associated with Mr. George Economou for an aggregate purchase price of $79.0 million. The purchase price for the two vessels was financed by a sellers' unsecured credit of $25.0 million and our own funds.

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital. In addition, under the January 9, 2009 amendatory agreement to our Nordea credit facility, which matures in October 2015, we are prohibited from paying dividends during the term of such credit facility. In the event that we are permitted to pay cash dividends under our Nordea credit facility, our DVB loan agreement (discussed below) contains additional restrictions. Under our DVB loan, we will be permitted, without our lender's consent, to pay dividends of up to 50% of quarterly net profits if our Company has been profitable for the preceding four quarters and if we comply with all covenants. Dividend payments that would require use of the remaining 50% of our quarterly net profits would be subject to our lender's consent.

On December 23, 2008, the Company entered into a loan agreement with DVB for a new secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. We used the proceeds of the loan to make the prepayment in the amount of $25.0 million under the amendatory agreement to our credit facility with Nordea, discussed below.

The recession in the drybulk and tanker markets led to a significant decline in the fair market values of our vessels since September 30, 2008, particularly our drybulk carriers. As a result, on December 9, 2008 we were in breach of the collateral maintenance coverage ratio covenant under our $325 million senior secured credit facility with Nordea, as lead arranger, which required us to maintain a fair market value of our vessels of at least 140% of our aggregate outstanding balance under the credit facility. In this respect, on January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility that took effect on January 23, 2009, which waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver took effect from the date the breach occurred, which is December 9, 2008. In addition the amendatory agreement (i) requires us to make a prepayment of $25.0 million of principal (paid on January 23, 2009); (ii) requires us to pay interest at a 2.5% margin over LIBOR; (iii) requires us to pay an arrangement fee of $451,583 which equals 0.15% to each bank syndicate member that consented to the amendatory agreement by January 9, 2009; (iv) prohibits us from paying dividends; (v) limits our ability to make capital expenditures; (vi) imposes restrictions on making payment, in cash, of the sellers' credit in the aggregate amount of $25.0 million in respect of the M/T Tamara and the M/T Tigani, except that we are permitted to pay the seller's credit with the proceeds of new equity offerings made on or after January 1, 2009, or in the form of common shares, which the sellers may request at any time, provided that we may not prepay the sellers' credit in cash if an event of default has occurred and is continuing; and (vii) requires us to provide additional collateral. The amendment does not modify the other financial covenants contained in the Nordea credit facility, such as the leverage ratio, interest coverage ratio or liquidity covenants described in "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements".

From January 2009 through July 2009, Cardiff assumed the technical and commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem.

On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147,885,850 of our common shares, par value $0.01 per share. Until May 21, 2009, when the SEPA was terminated, we had sold 71,850,000 common shares with net proceeds amounting to $109.9 million, of which $25 million was used to fully repay the sellers' credit of the M/T Tamara and M/T Tigani. YA Global received a discount equal to 1.5% of the gross proceeds or $1.7 million.

In May 2009, we signed a Memorandum of Agreement with a third party to sell the M/V Lansing at a price of $21.95 million resulting in a loss of approximately $14.77 million. The vessel was delivered to its new owners on July 1, 2009.

In May 2009, we engaged in Forward Freight Agreement, or FFA, trading activities. As of December 31, 2009 the Company had no open positions.

On June 26, 2009, we agreed to acquire the M/V Partagas for a purchase price of $56 million. The vessel was delivered to the Company on July 30, 2009. The vessel is employed under a three-year time charter that commenced upon the vessel's delivery at a gross daily rate of $27,500.

On July 8, 2009, we agreed to acquire the M/V Robusto for a purchase price of $61.25 million. We took delivery of the vessel on October 19, 2009. Upon delivery to the Company, the vessel commenced a time charter employment for a minimum period of five years at a gross rate of $26,000 per day.

On July 10, 2009, the Company entered into a memorandum of agreement with a third party for the sale of the M/V Juneau for a sale price of $19.9 million. The vessel was delivered to its new owners on October 23, 2009. The sale resulted in a loss of approximately $16.3 million.

On July 13, 2009, during the Company's annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from ninety-five million (95,000,000) common shares to one billion (1,000,000,000) common shares.

On July 18, 2009, we agreed to acquire the M/V Cohiba for a purchase price of $61.25 million. The vessel was delivered on December 9, 2009 and commenced a minimum five year time charter at a gross daily rate of $26,250.

On July 24, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450 million of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and has a duration of three years. As of December 31, 2009, 68,055,508 shares had been sold with net proceeds amounting to approximately $79 million. YA Global received a discount equal to 1.5% of the gross proceeds or $1.2 million. During the period from January 1, 2010 to the date of this report, 20,150,000 shares had been issued with net proceeds of approximately $19.3 million.

On August 7, 2009, we entered in a memorandum of agreement with a third party for the sale of M/V Richmond for a sale price of $20.6 million. The vessel was delivered to its new owners on September 30, 2009. The sale of the vessel resulted in a loss of approximately $20.84 million.

On September 30, 2009, we agreed to acquire the M/V Montecristo for a purchase price of $49.5 million and it is scheduled to be delivered to us in the second quarter of 2010. Upon delivery to the Company, the vessel is scheduled to commence time charter employment for a minimum period of four years at a gross rate of $23,500 per day.

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio in our DVB loan to 125% for the period from November 24, 2009 to December 17, 2010 and the deposit of $2.5 million in the retention account that will be restricted during the above period.

On November 26, 2009, the Company initiated the process for the sale of the vessels M/T Olinda and M/T Tigani.

In November 2009, the Company's Compensation Committee approved the promotions of Demetris Nenes to President and Chief Operating Officer, Solon Dracoulis to Chief Financial Officer and Treasurer and Konstandia Papaefthymiou to Chief Accounting Officer.  Such promotions took effect on January 1, 2010.

On December 4, 2009, the M/T Tigani entered the Sigma Tankers Inc. pool, which is a spot pool managed by Heidmar Inc. Up to September 2009, Heidmar Inc. was 49% owned by a company associated with Mr. George Economou.  The vessel's earnings are derived from the pool's total net earnings.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.  (see Note 3 to our consolidated financial statements).

On December 11, 2009, we agreed to sell the M/V Pierre to a third party for a gross sale price of $22.6 million resulting in a loss of approximately $17.4 million.  The vessel is scheduled to be delivered to its new owners between March 1, 2010 and April 15, 2010.

On January 12, 2010, we filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which we may sell up to $400,000,000 of an undeterminable number of securities. No shares have been issued under this registration statement as of the date of this Annual Report.

On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 30,000,000 common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved the award of an aggregate of 3,200,000 common shares to the Company's Directors and Management.

On January 16, 2010 the charterers of the M/V Pierre terminated the time charter agreement that provided for a gross daily hire rate of $23,000 as a result of the charterer's insolvency. On January 19, 2010, the vessel entered into a new time charter agreement for the balance of the original time charter ending in June 2010 at a gross daily hire rate of $23,000. The vessel was delivered to the new charterers on January 27, 2010.  As of the date of this Annual Report, we are in arbitration with the initial charterers of the vessel for an amount of $550,000, which represents loss of hire and other expenses.

On February 22, 2010, the Company's Board of Directors authorized the Company's management to finalize the sale of M/T Olinda and the M/T Tigani, which was initiated in late November 2009, to unrelated third parties.

B.	Business Overview

OceanFreight's Strategy and Business Model

Our strategy is to be a reliable and responsible provider of seaborne transportation services and to manage and expand our company in a manner that we believe will enable us to enhance shareholder value by increasing long-term cash flow. We intend to realize these objectives by adhering to the following:

Strategic Fleet Expansion. We intend to grow our fleet using our management's knowledge of the seaborne transportation industry to make accretive, timely and selective acquisitions of vessels in different sectors based on a number of financial and operational criteria. We will consider and analyze our expectation of fundamental developments in the particular industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that secondhand vessels approximately in the middle of their useful economic life when operated in a cost efficient manner often provide better value to our shareholders and return on capital as compared with more expensive newer vessels.

Tailored Fleet Composition. Our fleet consists of nine drybulk carriers and four tankers, including one drybulk carrier we have agreed to sell and one drybulk carrier we have agreed to acquire and expect to take delivery of in the second quarter of 2010. We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. With the exception of the M/T Olinda and M/T Tigani, each of which is employed in a different tanker pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining duration of approximately 21.6 months as of the date of this Annual Report. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charter hire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our vessels are chartered to seven different charterers operating in the drybulk carrier and tanker sectors and two of our tankers are employed in spot market pools. We believe that chartering our vessels to a number of well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Manager. Our Fleet Manager has established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with a fleet manager that has achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we will derive important benefits from our Fleet Manager's experience, which enables it to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Manager's rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Shipping Operations

OceanFreight's Fleet. We operate a diversified fleet in order to reduce our dependency on any one shipping sector and to capitalize on opportunities for upside potential in both  the drybulk and tanker markets. As of the date of this Annual Report, our fleet has a weighted average  age of 10.9 years and is comprised of the vessels listed in the table below.

With the exception of the M/T Olinda and M/T Tigani, each of which are employed in separate spot pools, all of our vessels are chartered under long term contracts expiring at various dates, the latest through 2015.

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Drybulk Carriers
M/V Robusto	Capesize	2006	173,949
M/V Cohiba	Capesize	2006	174,200
M/V Partagas	Capesize	2004	173,880
M/V Topeka	Panamax	2000	74,710
M/V Helena	Panamax	1999	73,744
M/V Augusta	Panamax	1996	69,053
M/V Austin	Panamax	1995	75,229
M/V Trenton	Panamax	1995	75,229

Tanker Vessels
M/T Pink Sands	Aframax	1993	93,723
M/T Tamara	Aframax	1990	95,793

Drybulk Carrier Held for Sale
M/V Pierre (1)	Panamax	1996	70,316

Tankers Held for Sale
M/T Olinda(2)	Suezmax	1996	149,085
M/T Tigani(2)	Aframax	1991	95,951

Drybulk Carrier to be Acquired
M/V Montecristo (3)	Capesize	2005	180,263

(1)
On December 11, 2009, we agreed to sell the M/V Pierre to a third party for a gross sale price of $22.58 million and expect the vessel to be delivered to the new owners between March 1, 2010 and April 15, 2010.

(2)
On February 22, 2010, the Company's Board of Directors authorized the Company's management to finalize the sale of M/T Olinda and M/T Tigani to unrelated third parties, which was initiated in November 2009.

(3)
In September 2009, we agreed to acquire the M/V Montecristo for an aggregate price of $49.5 million. The vessel is scheduled to be delivered in the second quarter of 2010. Upon delivery to the Company, the vessel is scheduled to commence a time charter at a gross daily rate of $23,500 for the first four years with the charterer's option to extend the charter up to an additional four years at an average gross daily rate of $24,125.

Each of our vessels is owned through a separate wholly-owned subsidiary. Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where sanctions of the United States, the European Union or the United Nations have been imposed.

Vessel Management

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of the vessels to a management company, which we refer to as our Fleet Manager, who is engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. In 2008, our eight Panamax drybulk carriers were managed by Wallem Ship Management Ltd., or Wallem, an unrelated third party technical and commercial management company and our five remaining vessels were managed by Cardiff Marine Inc., or Cardiff, a related party. During the period from January 2009 to July 2009, the management of our drybulk vessels (previously under Wallem) was progressively assumed by Cardiff. We believe that our Fleet Manager maintains high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. As a result, we believe our Fleet Manager has established a reputation as an efficient and dependable vessel operator. We further believe the scale and scope of our Fleet Manager enables it to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Manager's ability to spread its operating costs over a larger number of vessels in conjunction with its cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Manager's established operations to help us manage our growth without having to integrate additional resources since we will rely on its resources to manage additional vessels we may acquire in the future.

Our Fleet Manager provides comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting.

Our Fleet Manager has implemented the International Maritime Organization, or IMO's, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. It  also has obtained documents of compliance for their offices and safety management certificates for their vessels as required by the ISM Code, as well as certificates for vessels under the International Ship and Port Security Code, or ISPS Code, as required by the International Convention for the Safety of Life at Sea, or SOLAS, and the Maritime Transportation Security Act Code, or MTSA Code.

Our Fleet Manager has the following departments:

•	Operations,

•	Technical,

•	Accounting,

•	Crewing,

•	Insurance,

•	Purchasing,

•	Safety and Quality,

•	Sale and Purchase, and

•	Chartering.

Our Fleet Manager provides, under the separate vessel management agreements, specific day-to-day vessel management functions including:

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

Vessel Management Agreements. We do not employ personnel to run our day-to-day vessel management activities. Our Fleet Manager is responsible for all day-to-day vessel management functions pursuant to separate vessel management agreements. Our senior management team, under the supervision of our Board of Directors, manages our business as a holding company, including our administrative functions, and we monitor our Fleet Manager's performance under our vessel management agreements. The vessel management agreements have a one-year term and are automatically extended for successive one year terms, unless in each case, advance notice of termination is given by either party under the terms of the respective vessel management agreements.

Upon termination of the agreements, except in limited circumstances, we will be required to pay the applicable management fee at the rate then in effect for ninety days from the date of termination in order to cover operational and accounting costs relating to final vessel disbursements. In addition, we will also be required to pay crew costs for ninety days from the date of termination. Pursuant to the management agreements, we are obligated to pay our Fleet Manager a management fee ranging from approximately $1,082 to $1,232 per vessel per day on a monthly basis in advance, pro rata for the calendar days the vessels are owned by us. We will not pay any management fees for vessels we may employ under bareboat charters in the future. We oversee our Fleet Manager who is responsible for arranging for superintendent visits when necessary to evaluate the vessel's physical condition, supervise onboard activities, repairs and drydockings. Our Fleet Manager is also required to prepare annual budgets and an estimate of working capital requirements for the vessel and update such estimate monthly.

Vessel Employment. We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. With the exception of the M/T Olinda and M/T Tigani, each of which is currently employed in a different spot market pool, our remaining vessels are presently operating under long-term time charter agreements as follows:

Vessel Name	Estimated Expiration of Charter	Gross Daily Rate

Drybulk Carriers
M/V Robusto	August 2014 to December 2014	$26,000
M/V Cohiba	October 2014 to February 2015	26,250
M/V Partagas	July 2012 to December 2012	27,500
M/V Topeka (1)	January 2011 to March 2011	18,000
M/V Helena	May 2012 to January 2013	32,000
M/V Augusta(2)	November 2011 to March 2012	16,000
M/V Austin	March 2010 to August 2010	26,000
M/V Trenton	April 2010 to August 2010	26,000

Tanker Vessels
M/T Pink Sands	October 2010 to January 2011	27,450
M/T Tamara (3)	December 2010 to March 2011	27,000

Drybulk Carrier Held for Sale
M/V Pierre (4)	June 2010	23,000

Tankers Held for Sale
M/T Olinda(5)	Spot Pool	—
M/T Tigani(6)	Spot Pool	—

Drybulk Carrier to be Acquired
M/V Montecristo	April 2014 to September 2014	23,500
____________

(1)
In July 2009, the charterers of the M/V Topeka declared their inability to continue the chartering of the vessel. Following this, we agreed with the subcharterers to continue the chartering of the vessel for 18 months at a gross daily charter rate of $18,000.

(2)
On November 18, 2008, the M/V Augusta was delivered from its previous charterer, D'Amato di Navigazione S.p.A., to its new charterer, South China Lines. As a result of the significant decline in the drybulk market, we agreed to renegotiate the contracted time charter rate with South China Lines from $42,100 per day to $16,000 per day, and to amend the period of the time charter from a minimum of 34 months and a maximum of 37 months to a minimum of 35.5 months and a maximum of 40 months.

(3)
The M/T Tamara is chartered to Tri-Ocean Heidmar Tankers LLC, which is controlled by Heidmar Inc. Up to September, 2009, Heidmar Inc. was 49% owned by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc.

(4)
In January 2010, the charterers of the M/V Pierre declared their inability to continue the chartering of the vessel. Following this, we employed the vessel under a new charter for the balance of the original time charter ending June 2010 at a gross daily charter rate of $23,000. On December 11, 2009, we agreed to sell the M/V Pierre to a third party for a gross sale price of $22.6 million resulting in a book loss of approximately $17.4 million.  The vessel is scheduled to be delivered to its new owners between March 1, 2010 and April 15, 2010.

(5)
On October 17, 2008, the M/T Olinda entered the Blue Fin Tankers Inc. pool, which is a spot pool managed by Heidmar Inc. The vessel's earnings are derived from the pool's total net earnings.  Up to September, 2009, Heidmar Inc. was 49% owned by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc. On February 22, 2010, the Company's Board of Directors authorized the Company's management to finalize the sale of the M/T Olinda, which was initiated in late November 2009, to unrelated third parties.

(6)
On December 4, 2009, the M/T Tigani entered the Sigma Tankers Inc. pool, which is a spot pool managed by Heidmar Inc., and began employment in the pool on December 22, 2009. Prior to that date, the vessel had been employed on a time charter, which was scheduled to expire in December 2009, at a gross daily charter rate of $29,800.  The vessel's earnings are derived from the pool's total net earnings.  Up to September, 2009, Heidmar Inc. was 49% owned by a company associated with Mr. George Economou.  Mr. George Economou is also the chairman of the Board of Directors of Heidmar Inc., and Mr. Antonis Kandylidis, our Chief Executive Officer, is a member of the Board of Directors of Heidmar Inc. On February 22, 2010, the Company's Board of Directors authorized the Company's management to finalize the sale of the M/T Tigani, which was initiated in late November 2009, to unrelated third parties.

We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Spot Charters. Spot charters generally refer to voyage charters and trip time charters, which generally last from ten days to three months. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter is generally a contract for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of spot charters, we would pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. We would also be responsible for each vessel's intermediate and special survey costs.

Customers. We believe that chartering our vessels to a number of well established and reputable charterers reduces the risk of default under our charter contracts. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio. Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

For the year ended December 31, 2009, 42% of the Company's voyage revenues were earned from three charterers, who individually accounted for 16%, 15% and 11% of such revenues.

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

The International Drybulk Shipping Industry

We currently employ each of our nine drybulk carriers under time charter agreements with an average remaining duration of approximately 24.2 months as of the date of this Annual Report.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2009 compared to the low of the fourth quarter of 2008. The 2009 average of the BDI was 3,005, which is about 300% higher than the December 2008 average of 743. However, this is still below the BDI's high of 11,844 reached in May 2008.

The decline in the drybulk market since its peak in 2008 has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI. Drybulk vessel values have also rebounded in part since 2008's steep decline. Charter rates and vessel values were affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008 China's iron ore imports comprised about 65% of the total volume of iron transported by sea. In 2009 this number has increased to about 80%. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility. Capesize rates improved significantly in 2009 and the average of Capesize rates for the year ended December 31, 2009 was approximately $42,600 per day.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

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

As of January 1, 2010, total newbuilding orders had been placed for an aggregate of about 59.3 % of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered. Market sources indicate that slippage in the Handysize sector is about 50% and about 20% in the Capesize sector. The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 has been significant compared to the previous two years. In 2009 about 10 million dwt was removed from the global drybulk fleet representing 24% of the carrying capacity of the total fleet delivered during the same year. Total drybulk scrapping during 2008 was 5.5 million dwt. As of the end of December 2009, about 24% of the total drybulk fleet is 20 years old or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry

Our fleet includes four double-hull crude oil tanker vessels (three Aframaxes and one Suezmax). Two of our Aframaxes are employed on time charter agreements and one Aframax and the Suezmax are employed in separate spot market pooling arrangements. The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than demand during the winter. This seasonality is reflected in the time charter equivalent rate for Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast. This rate averaged $11,759 per day during July 2009 compared to $24,673 per day during the fourth quarter of 2009.

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, causing WTI oil prices to recover from a low of $34 per barrel in December 2008 to an average WTI oil price of approximately $62 per barrel in 2009 and approximately $75 per barrel as of February 2, 2010.  During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates. However, we believe that the potential phase out by 2010 of single hull tankers, which constitute approximately 12% in terms of dwt of the global tanker fleet, may reduce tanker supply and may therefore mitigate the adverse effect on demand for tankers resulting from any potential future oil supply reduction.

For 2009, excluding December, newbuilding deliveries for Suezmax vessels amounted to about 7.1 million dwt tons or 30.3% of the total Suezmax orderbook of 23.4 million dwt tons. During the same period the newbuilding deliveries for Aframax vessels amounted to 10.6 million dwt tons or 60.2% of the total Aframax orderbook of 17.6 million dwt tons.  As of January 1, 2010, the total tanker newbuilding orderbook stood at about 132.3 million dwt. It is expected that about 64.5 million dwt of tankers in excess of 10,000 dwt will be delivered in 2010.

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

Additionally, tankers are differentiated by the type of cargo that they carry. The industry identifies tankers as either product tankers or crude oil tankers on the basis of various factors including technical specifications and trading histories. Crude oil tankers carry crude oil and so-called "dirty" products such as fuel oils. Product tankers carry refined petroleum products such as gasoline, jet fuel, kerosene, naphtha and gas oil, which are often referred to as "clean" products.

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

Suezmax tankers engage in a range of crude oil trades, most usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia. Most Aframax tankers carry dirty products in short regional trades, mainly within Northwest Europe, within the Caribbean, within the Mediterranean or within Asia. Panamax tankers, which are the largest tankers that can pass fully-loaded through the Panama Canal, take advantage of size restrictions on larger vessels in South and North American terminals. Three-quarters of the world's Panamax fleet transports dirty products and the remainder transports clean products.

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

Vessel Prices. Drybulk vessel prices, both for newbuildings and secondhand vessels, have also rebounded in part in 2009 following 2008's steep decline. The decrease from the peak prices seen in 2008 is a result of the reduction in drybulk freight rates, which occurred during the fourth quarter of 2008.

Vessel values have also declined as a result of a slowdown in the availability of global credit. The lack of credit has resulted in the restriction to fund both vessel purchases and purchases of commodities carried by sea.

As a result of the decline in oil demand and commensurate decline in tanker charter rates, tanker vessel values have also declined significantly, especially for the older vessels since competition is more evidenced in depressed markets where the charterers will choose younger vessels over older or single hull vessels.

There can be no assurance as to how long charterhire rates and vessel values will remain depressed or whether they will drop any further. Should charterhire rates remain at these depressed levels for some time our revenue and profitability will be adversely affected.

Crewing and Shore-based Employees

We currently employ 430 seafarers onboard our vessels and six persons, our Chief Executive Officer, our Chief Financial Officer and Treasurer, our President and Chief Operating Officer, our Chief Accounting Officer and two other employees in our office.  Pursuant to our services agreement with Cardiff, we utilize Cardiff, with approximately 150 shore-based employees, for commercial management services and supervisory services in connection with the technical and commercial management of our vessels.

As is common practice in the shipping industry, our Fleet Managers are responsible for identifying, screening and recruiting directly or through a crewing agent, the officers and all other crew members for our vessels who are employed by our vessel owning subsidiaries.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase cost of our doing business.

ENVIRONMENTAL AND OTHER REGULATIONS

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

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, relevant flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.  In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010.  The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships by reducing the global sulfur fuel cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

The United States and Canada have requested IMO to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs.  In July 2009, the IMO accepted the proposal in principle, and all member states party to MARPOL Annex VI will vote on the proposal in March 2010.  Even if the proposal is not adopted, we cannot assure you that the United States or Canada will not adopt more stringent emissions standards independent of the IMO.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. We renew these documents of compliance and safety management certificates annually.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

Oil Pollution Liability

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions.  For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC., although the United States is not a party.  Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct.  Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel.  The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons and to the greater of $1,000 per gross ton or $854,400 for non-tank vessels (subject to possible adjustment for inflation). and our fleet is entirely composed of vessels of such classes. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.  Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty.  We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

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

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, and remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and in 2009 the Coast Guard proposed new ballast water management standards and practices, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Other Regulations

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations, expected to be finalized in March 2010, regulating the emission of greenhouse gases from motor vehicles and stationary sources.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (ISSC) from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.

Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of Loss and Liability Insurance

General. The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, and cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While management believes that OceanFreight's present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that OceanFreight will always be able to obtain adequate insurance coverage at reasonable rates.

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

Protection and Indemnity Insurance. Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers OceanFreight's third party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Subject to the "capping" discussed below, OceanFreight's coverage, except for pollution, is unlimited. OceanFreight's current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I Association, which is a member of the International Group, OceanFreight is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

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

As of December 31, 2009, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under item 18.

D.	Property, Plants and Equipment

We do not own real estate property. We lease two office spaces in Athens, Greece, as disclosed in Notes 3 and 12 of our consolidated financial statements under item 18. Our interests in the vessels in our fleet are our only material properties. See "OceanFreight's Fleet" in this section.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following management's discussion and analysis is intended to discuss our financial condition, changes in financial condition and results of operations, and should be read in conjunction with our historical consolidated financial statements and their notes included in this report.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

A.	Operating Results

Factors Affecting our Results of Operations

Charters

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. With the exception of the tankers M/T Olinda and M/T Tigani  which are employed in the Blue Fin Tankers Inc. and Sigma Tankers Inc. spot market pool, respectively, we employ our drybulk carriers and tankers to reputable charterers primarily pursuant to long-term time charters. As of December 31, 2009, our charters have remaining terms ranging between three months and 57 months. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in charter rates. However, we are exposed to the risk of declining charter rates when operating in the spot market, which may have a materially adverse impact on our financial performance.

We believe that the important measures for analyzing future trends in our results of operations consist of the following:

• Calendar days. Calendar days are the total days the vessels were in our possession for the relevant period including off hire and drydock days.

• Voyage days. Total voyage days are the total days the vessels were in our possession for the relevant period net of off hire.

• Fleet utilization. Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

• TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

• Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, fleet utilization and daily TCE rate for the years ended December 31, 2009, 2008 and 2007.

Year 2009	Drybulk Carriers	Tanker Vessels	Fleet
Calendar Days	3,190	1,460	4,650
Fleet Utilization	96.9%	94.2%	96.1%
Time Charter Equivalent	29,881	25,471	28,523

Year 2008	Drybulk Carriers	Tanker Vessels	Fleet

Calendar Days	3,294	870	4,164
Fleet Utilization	98.9%	99.8%	99.1%
Time Charter Equivalent	33,564	38,984	34,705

Year 2007	Drybulk Carriers	Tanker Vessels	Fleet

Calendar Days	1,339	25	1,364
Fleet Utilization	94.0%	92.0%	94.0%
Time Charter Equivalent	30,659	24,527	30,558

The following table reflects the calculation of our TCE daily rates for the years ended December 31, 2009, 2008 and 2007:

(Dollars in thousands except for Daily TCE rate)
Year 2009	Drybulk Carriers	Tanker Vessels	Fleet

Voyage revenues and imputed deferred revenue	96,672	36,263	132,935
Voyage expenses	(4,309)	(1,240)	(5,549)
Time Charter equivalent revenues	92,363	35,023	127,386
Total voyage days for fleet	3,091	1,375	4,466
Daily TCE rate	29,881	25,471	28,523

Year 2008	Drybulk Carriers	Tanker Vessels	Fleet

Voyage revenues and imputed deferred revenue	114,758	42,676	157,434
Voyage expenses	(5,449)	(8,826)	(14,275)
Time Charter equivalent revenues	109,309	33,850	143,159
Total voyage days for fleet	3,257	868	4,125
Daily TCE rate	33,561	38,997	34,705

Year 2007	Drybulk Carriers	Tanker Vessels	Fleet

Voyage revenues and imputed deferred revenue	40,538	594	41,133
Voyage expenses	(1,906)	(51)	(1,958)
Time Charter equivalent revenues	38,632	543	39,175
Total voyage days for fleet	1,260	22	1,282
Daily TCE rate	30,660	24,682	30,558

• Spot Charter Rates. Spot charter hire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Voyage and Time Charter Revenue. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	the amount of time that our vessels spend in connection with maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the drybulk and crude oil shipping industries; and

•	other factors affecting spot market charter hire rates for drybulk carriers and tanker vessels.

With the exception of M/T Olinda and M/T Tigani, all of our vessels were employed under time charter contracts, which, as of December 31, 2009, had a remaining duration of a minimum of three months and a maximum of 57 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters.

The M/T Olinda and M/T Tigani are employed in separate spot market pools. Under the respective pooling agreements, the vessels will earn charterhire in accordance with the pool point formula as defined in the pool agreements. The pooling agreements provide that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment. Preliminary charterhire will be based on the pool's then current earnings, and is not a guaranteed minimum rate obligation of the pool company. Hire is inclusive of overtime, communication, and victualling. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool. Each vessel's earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel's rating as defined in the pool point formula.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have acquired four vessels with existing time charters and we may do so in the future. We view acquiring a vessel that has been entered in a spot market related pool, whether through a pooling agreement or pool time charter arrangement, as equivalent to acquiring a vessel that has been on a voyage charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

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

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

Vessel Lives and Impairment: The carrying value of each of the Company's vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel's acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

In developing estimates of future cash flows, the Company must make assumptions about future charter rates, ship operating expenses, vessels' residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

In 2009, in assessing our exposure to impairment risks for our tanker fleet, we considered the current conditions of the international tanker industry, the decline of the market values of our tanker vessels, the deterioration of the charter hires and the expected slow recovery of the market, the age of our tanker vessels and the increased costs for their maintenance and upgrading. As a result we determined that the utilization of our tanker vessels over their remaining useful lives has been negatively impacted by the market conditions with low possibilities for recovery. The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

Our impairment analysis as of December 31, 2009 indicated that the undiscounted projected net operating cash flows of each of our tanker vessels the M/T Pink Sands and M/T Tamara were below their carrying value and an impairment loss was recognized (see Note 2(k) to our consolidated financial statements).

Vessels held for sale: It is the Company's policy to dispose of vessels or other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups of assets as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet (see Note 4 to our consolidated financial statements).

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

Voyage Revenues:  The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

Revenue is based on contracted charter parties and although our business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, we will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although we may believe that our provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

Accounting for Voyage Expenses and Vessel Operating Expenses:  Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value at the date of the vessel's acquisition, which is estimated at $200 per lightweight ton, which we believe is common in the drybulk and tanker shipping industries. Secondhand vessels are depreciated from the date of their acquisition through their  remaining estimated useful lives. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

Accounting for Financial Instruments: ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures, which is more fully discussed in Note 9 to our consolidated financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has elected not to apply hedge accounting, but to account for the change in fair value as an increase or decrease in other income and expense.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million of our long term debt discussed in Note 6 to the consolidated financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain derived from the derivative valuation movement is separately reflected in the consolidated statement of income.

Our forward freight agreements or FFAs did not qualify for hedge accounting and therefore changes in their value were reflected in earnings. As of December 31, 2009, we did not have any open positions.

Segment Disclosures: ASC 280, Segment Reposting, requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters.

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment. See Segment Information in Note 14 to our consolidated financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements: Please see Note 2(v) to our consolidated financial statements included herein for a discussion of new accounting pronouncements, none of which had a material impact on our consolidated financial statements in 2009 or 2008.

RESULTS OF OPERATIONS

The Company commenced operations in June 2007 when it acquired its first four vessels and, therefore, until that date it was a development stage enterprise in accordance with ASC 915, Development Stage Entities.

As discussed in Notes 2(r) and 14 to our consolidated financial statements included herein, we have two reportable segments, the drybulk carriers segment and the tankers segment.

The table below presents information about the Company's reportable segments as of December 31, 2007, 2008 and 2009 and for the years then ended. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

December 31, 2009
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	82,199	36,263		118,462
Imputed revenue	14,472	-	-	14,472
Gain on forward freight agreements	-	-	570	570
Voyage expenses	(4,309)	(1,240)	-	(5,549)
Vessels’ operating expenses	(27,067)	(16,848)	-	(43,915)
Survey and dry docking costs	(2,845)	(2,725)	-	(5,570)
Interest expense and finance costs	(12,875)	(6,914)	(45)	(19,834)
Interest Income	-	-	271	271
Gain on derivative instruments	3,686	1,412	-	5,098
Depreciation	(30,100)	(18,080)	(92)	(48,272)
Impairment on vessels	-	(52,700)	-	(52,700)
Loss from sale of vessels	(69,250)	(63,926)	-	(133,176)
Segment (loss)	(46,248)	(124,865)	(7,569)	(178,682)
Total assets	444,180	56,253	48,839	549,272

December 31, 2008
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	104,440	42,676	-	147,116
Imputed revenue	10,318	-	-	10,318
Voyage expenses	(5,449)	(8,826)	-	(14,275)
Vessels' operating expenses	(20,662)	(8,318)	-	(28,980)
Survey and dry docking costs	(736)	-	-	(736)
Interest expense and finance costs	(11,902)	(5,624)	(39)	(17,565)
Interest Income	-	-	776	776
Loss on derivative instruments	(11,347)	(4,800)	-	(16,147)
Depreciation	(32,865)	(10,762)	(31)	(43,658)
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	408,680	184,753	32,137	625,570

December 31, 2007
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	35,544	591	-	36,135
Imputed revenue	4,998	-	-	4,998
Voyage expenses	(1,907)	(51)	-	(1,958)
Vessels’ operating expenses	(9,033)	(175)	-	(9,208)
Survey and dry docking costs	(1,685)	-	-	(1,685)
Interest expense and finance costs	(5,379)	(257)	(35)	(5,671)
Interest Income	135	-	2,079	2,214
Depreciation	(12,925)	(285)	-	(13,210)
Segment profit	6,507	177	1,471	8,155
Total assets	441,051	47,241	19,633	507,925

Year ended December 31, 2009 compared to the year ended December 31, 2008

Voyage Revenues

Voyage revenue decreased by $28.6 million, or 19.4%, to $118.5 million for 2009 as compared to $147.1 million for 2008. The decrease is mainly attributable to (a) the sale of three vessels which were replaced by new vessels chartered at lower hire rates resulting in $11,050 lower daily hire rate (b) the employment of the M/T Olinda in a spot pool in October 2008 resulting in reduction of its daily TCE rate from $57,176 to $21,600, (c) the early termination of the charter party of M/V Augusta in November 2008 and its re-employment at lower daily hire rate resulting in the reduction of daily hire from $42,100 per day to $16,000 per day, (d) the early termination of the charter party of  M/V Topeka in July 2009 and its re-employment at lower daily hire rate resulting in the reduction of daily hire from $23,100 per day to $18,000 per day and (e) the scheduled drydockings which resulted in 145 off hire days in 2009 as compared to 22 days in 2008. The effect of the decrease in hire rates was  mitigated by the increase of voyage days from 4,125 in 2008 to 4,466 in 2009 mainly due to the operation the of M/T Olinda, M/T Tigani and M/T Tamara for the full year in 2009. The average TCE rate for 2009 was $28,523 per day as compared to $34,705 in 2008, and the fleet utilization was 96.1% in 2009 as compared to 99.1% in 2008. See above under "Factors Affecting our Results of Operations – TCE Rates" for information concerning our calculation of TCE rates.

Imputed Deferred Revenue

M/V Trenton, M/V Austin, M/V Pierre and M/V Topeka were each acquired in 2007 with an existing time charter at a below market rate. The Company adds the fair value of the time charters in the purchase price of the vessels and allocates it to a deferred liability which is amortized over the remaining period of the time charters as an increase of hire revenue. For cash flow purposes (excluding the amortization of the fair value of the time charters) the Company received a TCE rate of $25,283 and $32,204 per day, in 2009 and 2008, respectively. The amortization for 2009 and 2008 amounted to $14.5 million and $10.3 million, respectively. The amount  in 2009 includes $6.7 million of accelerated amortization due to the early termination of the time charter of M/V Topeka in July 2009.

Gain on Forward Freight Agreements

During the year ended December 31, 2009, the gain on FFAs amounted to $0.6 million. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of December 31, 2009, there were no open FFA positions.

Voyage Expenses

Voyage expenses decreased by $8.8 million, or 61.5%, to $5.5 million in 2009 as compared to $14.3 million in 2008, including commissions which totaled $4.6 million and $6.5 million, in 2009 and 2008, respectively. The decrease is attributable to the employment of the M/T Olinda in the spot market from her acquisition in January 2008 until late October 2008 with voyage expenses amounting to $8.3 million. We had no vessels employed in the spot market in 2009.

When we employ vessels on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.63% to 6.25% of the total daily charterhire rate of each charter to ship brokers associated with the charterers.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for 2009 increased by $15.0 million, or 51.9%, to $43.9 million in 2009 as compared to $28.9 million in 2008. The increase is mainly attributable to (a) the increase in calendar days as a result of the fact that the vessels were acquired at various dates in the fourth quarter of 2008 while the same vessels were operated for the full year in 2009, (b) the additional running costs incurred as a result of the scheduled drydockings of four vessels of $2.7 million and (c) the increase in repairs and maintenance expenses. The daily operating expenses in 2009 were $9,444 as compared to $6,960 in 2008.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for 2009 decreased by $0.6 million, or 6.6% to $8.5 million as compared to $9.1 million in 2008. The decrease is the net effect of the decrease in office payroll and related cost of $5.6 million in 2009 from $6.6 million in 2008, which was mitigated by the increase in legal and audit fees, and other expenses of $3.1 million in 2009 as compared to $2.7 million in 2008. The 2009 payroll and related costs of $5.6 million includes $1.96 million payroll cost, $3.6 million bonuses and $0.04 million compensation costs, while the 2008 amount of $6.6 million includes $1.7 million payroll cost, $2.2 million bonuses and $2.7 million compensation costs.

Depreciation

Depreciation in 2009 increased by $4.6 million, or 10.5% to $48.3 million as compared to $43.7 million in 2008. The increase is mainly attributable to the increase of calendar days to 4,650 days in 2009 as compared to 4,164 days in 2008 due to the ownership of M/T Olinda, M/T Tigani and M/T Tamara for the full year in 2009 which was partially mitigated by the calendar days lost as a result of the purchase and sale transactions.

Impairment on Vessels

We wrote down our tankers M/T Pink Sands and M/T Tamara to their market values by recording an impairment charge of $52.7 million in the year ended December 31, 2009. There was no impairment charge in 2008.

Loss on sale of vessels and vessels held for sale

The loss of $133.2 million consists of $51.9 million representing the loss incurred from the sale of M/V Lansing, M/V Richmond and M/V Jueneau and from $81.3 million representing the estimated loss to be incurred from vessels M/V Pierre, M/T Olinda and M/T Tigani classified as vessels held for sale.

Drydocking

We expense the total costs associated with a drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels. For 2009 and 2008, the expense related to drydocking totaled $5.6 and $0.7 million, respectively. Four vessels were drydocked in 2009 as compared to one vessel in 2008.

Interest Expense

Interest and finance costs increased by $2.2 million, or 12.5%, to $19.8 million in 2009 as compared to $17.6 million in 2008. Interest expenses in 2009 amounted to $18.2 million as compared to $15.9 million in 2008. The increase is attributable to the interest paid on our secured term loan we obtained in early 2009. Financing costs include amortization of costs incurred in connection with the issuance of long-term debt of $0.7 million in 2009 as compared to $0.5 million in 2008.

Gain on Derivative Instruments

We have entered into two interest rate swap agreements on January 28, 2008 to partially hedge the interest rate exposure on our variable rate debt. At December 31, 2009 and 2008, the fair values of the derivative contracts amounted to $11.0 million and $16.1 million in liability, respectively.  The decrease in fair values of $5.1 million is reflected in Gain on derivative instruments in the consolidated statement of operations. The current portion of the total fair value of $7.4 million is included in current liabilities as Derivative liability, while the non-current portion of $3.6 million is included in other non-current liabilities as Derivative liability in the December 31, 2009 consolidated balance sheet.

Financing Costs

Fees incurred for obtaining new loans or refinancing existing ones, including related legal and other professional fees, are deferred and amortized to interest expense over the life of the related debt. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs. The total amortization cost for 2009 and 2008 amounted to $0.7 million and $0.5 million, respectively.

Year ended December 31, 2008 compared to the year ended December 31, 2007

Voyage Revenues

Voyage revenue increased by $111 million, or 308.3%, to $147.1 million for 2008, compared to $36.1 million for 2007. The increase is attributable to the increase in the size of the fleet from ten vessels in 2007 to 13 vessels in 2008 and the increase in voyage days from 1,282 in 2007 to 4,142 in 2008. The increase in voyage days is attributable to the fact that the vessels in 2007 were acquired at various dates subsequent to June 2007 while the same vessels were operated for the full year in 2008. The TCE rate for 2008 was $34,705 per day as compared to $30,558 in 2007, which in conjunction with improved fleet utilization of 99.1% in 2008 as compared to 94% in 2007 positively contributed to the increase in revenue. See above under "Factors Affecting our Results of Operations – TCE Rates" for information concerning our calculation of TCE rates.

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

Interest Expense

In 2008 and 2007, we paid interest under a term-loan facility, and a senior secured credit facility. The term-loan facility with Fortis Bank was refinanced on October 1, 2007 by our revolving senior secured credit facility. The revolving credit facility bears interest at LIBOR plus a margin. In January 2008, the Company entered into two interest rate swap agreements as discussed in Note 9 to our consolidated financial statements which fixed the variable rate debt for a portion of our outstanding borrowings to 6.05% inclusive of margin. Interest and finance costs increased by $11.9 million, or 208.8%, to $17.6 million in 2008 as compared to $5.7 million in 2007. Interest expenses in 2008 amounted to $15.9 million as compared to $4.2 million in 2007. The increase is attributable to the amount and days the long-term debt was outstanding during the periods. Financing costs include amortization of costs incurred in connection with the issuance of long-term debt of $0.5 million in 2008 as compared to $1.2 million in 2007.

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

Inflation

Inflation does not have significant impact on vessel operating or other expenses.  We may bear the risk of rising fuel prices if we enter into spot-market charters or other contracts under which we bear voyage expenses. We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment. However, should the world economy be affected by inflationary pressures this could result in increased operating and financing costs.

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 23.7% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2009, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

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

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering pursuant to the Sales Agreement, the Standby Equity Purchase Agreement, or SEPA and the Standby Equity Distribution Agreement, or SEDA discussed in Note 7 to our December 31, 2009 consolidated financial statements, cash from operations and borrowings under our long-term arrangements. On July 1, 2008, we commenced the offer and sale of common stock under the controlled equity offering. In the year ended December 31, 2008, we completed the sale of 4,000,000 common shares pursuant to the controlled equity offering with net proceeds of $50.9 million. On February 3, 2009, we commenced the offer and sale of common stock under the SEPA. In the year ended December 31, 2009, we completed our offering under the SEPA pursuant to which we sold 71,850,000 shares with net proceeds of $109.9 million. Under the SEDA we may offer and sell such number of our common shares, par value $0.01 per share equal to $450 million. As of the date of this Annual Report, 88,205,508 shares had been sold with net proceeds amounting to $98.2 million. YA Global received a discount equal to 1.5% of the gross proceeds or $1.5 million.

As of December 31, 2009, we had an outstanding indebtedness of $265.7 million and our aggregate payments of principal due within one year amounted to $49.95 million. Our loans contain a minimum cash requirement of $500,000 per vessel, which, on our fleet of 13 vessels, amounted to $6.5 million.

Our practice has been to acquire drybulk and tanker carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our vessels. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers or tankers on favorable terms.

Long Term Debt Obligations and Credit Arrangements

On September 18, 2007, the Company entered into a loan agreement, with Nordea Bank Norge ASA, for a $325 million senior secured credit facility, or the Nordea credit facility, for the purpose of refinancing the existing term loan facility with Fortis Bank of $118 million and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Nordea credit facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Nordea credit facility.

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

The balance of $161 million of Tranche A as of December 31, 2009, will be reduced or repaid in 11 consecutive semi-annual installments of $11 million each and the final installment in an amount of $40 million.

Tranche B is a term loan facility in a maximum amount of $125 million. As of December 31, 2008, the Company had fully utilized the loan to partially finance the acquisition of the M/V Augusta and the M/T Olinda, respectively.

The balance of $86.1 million of Tranche B as of December 31, 2009, is repayable in 12 equal consecutive semiannual installments of $6.94 million each plus a 13th installment of 2.78 million of which $25 million became payable in January 2009 pursuant to our amendatory agreement with Nordea, discussed below.

The Nordea credit facility is secured with first priority mortgages over the vessels, first priority assignment of vessels' insurances and earnings, specific assignment of the time charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares. The Company is required to pay a commitment fee of 0.45% per annum payable quarterly in arrears on the un-drawn portion of the Nordea credit facility.

The loan agreement includes among other covenants, financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders' equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity must not be less than $0.5 million multiplied by the number of vessels owned (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end must not be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels must not be less than 100% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A.

On December 23, 2008, we entered into a loan agreement with DVB Bank SE for a new secured term loan facility for an amount of $29.56 million, which was fully drawn on January 14, 2009 (see Note 6 to our consolidated financial statements). We used $25 million of the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to the Nordea credit facility described below. The loan balance of $18.6 million is repayable in 12 quarterly variable installments with the next four installments of $2.3 million each, followed by eight installments of $1.1 million each, plus a balloon installment of $0.6 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the two vessels M/T Tamara and M/T Tigani, a corporate guarantee by the Company, assignment of earnings and insurances and pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $0.5 million multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. We are permitted to pay dividends under the loan of up to 50% of quarterly net profits. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, we paid an upfront fee of 1.5% or $0.44 million on the loan amount, which is included in "Deferred Financing fees" in our consolidated balance sheets.

As a result of the recession in the drybulk and tanker markets discussed above, the market value of our drybulk carriers and tanker vessels has declined. These conditions have led to a significant decline in the fair market values of our vessels since September 30, 2008, and as a result, we were in breach of the collateral maintenance coverage ratio covenant under the Nordea credit facility, which required us to maintain a fair market value of our vessels of at least 140% of our aggregate outstanding balance under the Nordea credit facility and the DVB secured term loan which required us to maintain a fair market value of vessels M/T Tigani and M/T Tamara of at least 140% (increasing by five percentage points each year, reaching 155% in the last year).

In this respect, on January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility, which went effective on January 23, 2009 and waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduces the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver is effective from the date the breach occurred, which is December 9, 2008. In addition the amendatory agreement: (i) requires the Company to make a prepayment of $25.0 million of principal upon the funding of the loan with DVB Bank SE described above, but in any case, no later than January 31, 2009, and such funding and prepayment have occurred; (ii) requires, under the reduced collateral maintenance coverage ratio, that the aggregate fair market value of the vessels in the Company's fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB credit facility, be not less than (a) 90% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (iii) requires the Company to pay interest at an increased margin over LIBOR; (iv) requires the Company to pay an arrangement fee of $451,583 which is equal to 0.15% to each bank syndicate member that consented to the proposed amendment by January 9, 2009; (v) prohibits the Company from paying dividends; (vi) limits the Company's ability to make capital expenditures; (vii) imposes restrictions on making payment, in cash, of the sellers' credit in the aggregate amount of $25.0 million in respect of the M/T Tamara and the M/T Tigani, except that the Company is permitted to pay the seller's credit with the proceeds of new equity offerings or, common shares, which the seller may request at any time; and (viii) requires the Company to provide additional collateral.

As provided in the Nordea credit facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the loan or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing M/V Richmond and M/V Juneau to partially finance the acquisition of M/V
Partagas, M/V Robusto and M/V Cohiba respectively.

As at December 31, 2009, the Company estimated that the collateral maintenance coverage ratio was 94%. After considering the aforementioned deposit of $2.5 million in the retention account and the payment of the next scheduled loan installment of $2.3 million, due on March 15, 2010, the Company concluded that there is no need to classify as current liabilities any additional amounts  to maintain a collateral maintenance coverage ratio of 125%.  The next date by which the Company must report its covenant compliance is March 31, 2010. (see note 6 to the consolidated financial statements).

Cash Flows

The following table presents cash flow information for the year ended December 31, 2007, 2008 and 2009. The information was derived from the audited consolidated statements of cash flows of OceanFreight and is expressed in thousands of U.S. Dollars.

(Dollars in thousands)	2007	2008	2009

Net cash provided by operating activities	$24,434	$82,309	$26,552
Net cash (used in) investing activities	(467,216)	(120,665)	(130,786)
Net cash provided by financing activities	461,327	42,381	118,437
Increase in cash and cash equivalents	18,545	4,025	14,203
Cash and cash equivalents beginning of year	499	19,044	23,069
Cash and cash equivalents end of year	$19,044	$23,069	$37,272

Net cash provided by operating activities:

Net cash provided by operating activities decreased by $55.7 million or 67.7% due to the decrease in our vessels' revenue and the scheduled drydocking of four vessels as compared to one in 2008.

Net cash used in investing activities:

Net cash used in investing activities in 2009 was $130.8 million, which represents $9.9 million of initial deposits made in connection with the acquisition of M/V Montecristo, $180.5 million paid for the acquisition of M/V Robusto, Cohiba and Partagas, $0.8 million paid for the acquisition of two automobiles and $60.4 million collected from the sale of M/V Lansing, M/V Juneau and M/V Richmond. Net cash used in investing activities in 2008 was $120.6 million, which represents the amount we paid to acquire the M/V Olinda, M/T Tamara and Tigani .

Net cash provided by financing activities:

Net cash provided by financing activities in 2009 was $118.4 million and consists of (a) $188.3 million of net proceeds from our SEPA and SEDA equity offerings, (b) $29.5 million of proceeds drawn under our secured long-term debt, (c) $71.9 million of repayment of long term debt, (d) $25 million of repayment of sellers' credit and (e) $2.5 million representing restricted cash required under our loan agreements.

Net cash provided by financing activities in 2008 was $42.4 million and consists of (a) $50.9 million of net proceeds from our controlled equity offering, (b) $63.4 million of proceeds drawn under our long-term debt, (c) $16.0 million of repayment of long term debt, (d) $47.8 million of dividends paid, (e) $6.5 million representing restricted cash required under our loan agreements, (f) $0.9 million cash advance to the Bluefin Tankers Inc. pool for working capital purposes and (g) $0.7 million in financing fees paid in connection with our DVB loan.

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

Adjusted EBITDA

Adjusted EBITDA represents net income before interest, taxes, depreciation and amortization and excludes loss on sale of vessels and impairment charges on vessels.  Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies.  Adjusted EBITDA is included in this Annual Report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that adjusted EBITDA presents useful information to investors regarding our ability to service and/or incur indebtedness.

EBITDA and adjusted EBITDA are non-GAAP measures and have limitations as an analytical tools, and should not be considered in isolation or as a substitute for analysis of OceanFreight's results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and adjusted EBITDA do not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA and adjusted EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to Adjusted EBITDA for the years ended December 31, 2007, 2008 and 2009:

(Dollars in thousands)	2007	2008	2009

Net cash provided by operating activities	$24,434	$82,309	$26,552
Net increase in current and non-current assets	1,665	3,941	9,988
Net increase in current liabilities, excluding current portion of long term debt	(7,556)	(5,865)	143
Net Interest expense	3,457	16,789	19,563
Amortization of deferred financing costs included in interest expense	(1,159)	(475)	(744)
Adjusted EBITDA	$20,841	$96,699	$55,502

Working Capital Position

On December 31, 2009, our current assets totaled $100.3 million while current liabilities totaled $73.3 million, resulting in a positive working capital position of $27.0 million. Based on our fixed-rate charters, we believe we will generate sufficient cash during 2010 to make the required principal and interest payment on our indebtedness, provide for our normal working capital requirements and remain in a positive cash position in 2010. If we do acquire additional vessels, we will rely on new debt, proceeds from future offerings and revenues from our operations to meet our liquidity needs going forward.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. During 2007, we paid interest on our debt based on LIBOR plus a margin. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our loan agreements we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at December 31, 2009 that are sensitive to changes in interest rates. See notes 6 and 9 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2010	2011	2012	2013
	(in thousands of U.S. Dollars except for percentages)

Long-term debt (1)
Repayment amount	35,889	35,889	35,889	139,444
Variable interest rate	0.63%	2.08%	3.27%	3.82%
Average interest rate	3.55%	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount (2)	250,761	214,932	179,053	161,154
Average pay rate (2)	3.55%	3.55%	3.55%	3.55%
Average receive rate (2)	0.63%	2.08%	3.27%	3.82%
________________________

(1)	See note 6 to our consolidated financial statements for a description of our Nordea credit facility.

(2)
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreement, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under ASC 815, Derivatives and Hedging, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

C.	Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.	Trend Information

Please see "The International Drybulk Industry" and "The International Tanker Industry" sections in Item 4.B.

E.	Off-Balance Sheet Arrangements:

We do not have any off-balance sheet arrangements.

F.    Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2009:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)

Long term debt (1)	49,947	76,283	71,778	67,666	265,674
IT services (2)	143	286	49	—	478
Office Lease (3)	85	169	60	—	314
Total	$50,175	76,738	71,887	67,666	266,466
____________

(1)
As further discussed in our December 31, 2009 consolidated financial statements the outstanding balance of our long-term debt at December 31, 2009, was $265.7 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above. See "Item 5.B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements" and Note 6 to our consolidated financial statements.

(2)
As further discussed in our December 31, 2009 consolidated financial statements, we have entered into a services agreement with Cardiff Marine Inc., or Cardiff, for a period of five years. Pursuant to this agreement Cardiff provides, among other services, services in connection with Information Technology (IT) support.

(3)
As further explained in our December 31, 2009 consolidated financial statements, we have entered into two lease agreements for our office facilities in Athens. The first lease agreement concerns the current office space leased from Mr. George Economou, which terminates upon mutual agreement of the parties. The second lease, which expires in August 2013, relates to office facilities that are currently under renovation.

G.	Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.

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

Name	Age	Position
Antonis Kandylidis	33	Chief Executive Officer and Class B Director
Demetris Nenes	34	President – Chief Operating Officer
Solon Dracoulis	56	Chief Financial Officer and Treasurer
Konstandia Papaefthymiou	42	Chief Accounting Officer
Professor John Liveris	57	Chairman and Class A Director
Konstandinos Kandylidis	60	Class C Director
Panagiotis Korakas	59	Class B Director
Stephen Souras	39	Class C Director

Antonis Kandylidis has served as our Chief Executive Officer since December 2007, has served as a member of our Board of Directors since September 2007 and served as our Interim Chief Financial Officer from April 2008 to January 2010. Mr. A. Kandylidis started his career at OMI Corporation's commercial department. During his tenure at OMI Corporation he gained significant experience in the tanker vessel business and held various positions with responsibilities spanning Sale and Purchase, Time Charters, FFA Trading, Corporate Finance and Strategic Planning. In the spring of 2006, he returned to Greece where he provided consultancy services to companies affiliated with ship-owner Mr. George Economou. In September of 2006, Mr. Kandylidis founded OceanFreight Inc. and in April of 2007 he took the Company public. Mr. Kandylidis graduated Magna Cum Laude from Brown University and continued his studies at the Massachusetts Institute of Technology where he graduated with a Masters degree of Science in Ocean Systems Management.

Demetris Nenes was appointed Vice President – Business Development on February 8, 2009 following the resignation of Mr. M. Gregos who had served as our Chief Operating Officer since January 2008. Effective January 2010, Mr. D Nenes was appointed President and Chief Operating Officer.  Mr. D. Nenes began his professional career working at Sikorsky Aircraft Corporation as a Design Engineer working in various positions, with the most significant being Head of the Transmission Design Team for the Navy version of the S92. Mr. Nenes began his shipping career in 2005, joining OMI Corporation's Vetting / Safety & Quality department. During his career at OMI he moved in the commercial side of the business being involved in Forward Freight Agreements (FFA) Trading and Sales and Purchase. After the sale of OMI to Teekay Shipping and Torm, Mr. Nenes joined Ospraie Management LLC. Ospraie is a commodity hedge fund based in New York. At Ospraie Mr. Nenes was involved in both FFA trading and Market Research and Intelligence. Mr. Nenes holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens and a Master's Degree in Business Administration from the University of Connecticut.

Solon Dracoulis has served as our Treasurer since April 2007 and had served as our Chief Accounting Officer from April 2007 until his promotion to Chief Financial Officer effective January 2010. During 2006 and 2007, Mr. Dracoulis was a consultant to Navios Maritime Holdings and assumed the responsibilities of financial reporting and filings with the Securities and Exchange Commission. Prior to that period he held the position of Chief Financial Officer of Stelmar Shipping, Inc. following the acquisition of the company by Overseas Shipholding Group in early 2005 and as a Financial Controller Budget and Reporting Officer since 2001. During that time he was responsible for the preparation of Stelmar's financial statements, filings with the Securities and Exchange Commission, the implementation of accounting procedures and controls administration of the financial and accounting management and information system, preparation of annual operating budgets, quarterly projections and monthly cash flow statements. During the period starting in 1980. Mr. Dracoulis worked for Arthur Andersen & CO., KPMG and PricewaterhouseCoopers, where he commenced his career as an auditor – analyst and later became a Principal in the shipping audit division where he conducted financial audits in accordance with International Standards on Auditing (I.S.A.) and U.S. Generally Accepted Auditing Standards (G.A.A.S), evaluation of internal controls and internal audit procedures. He has a degree in Accounting and Business Administration from the Business Administration and Commercial Studies branch of the University of Athens and is a member of the Association of Certified Accountants and Auditors of Greece. He is also a graduate of the Merchant Marine Academy at Aspropyrgos and has a five year service at sea as a Radio Officer.

Konstandia Papaefthymiou has served as our Chief Accountant since June 2007 until her promotion to Chief Accounting Officer effective January 2010. For the period from 2005 to 2007, Ms. Papaefthymiou was the chief accountant of Navios Maritime Holdings. Ms. Papaefthymiou has a long experience in the shipping industry and has served as Chief Accountant  and Financial Controller in Private and Public shipping companies since 1992. During the last five years, Ms. Papaefthymiou has been involved in various projects including M&A transactions, the designing and implementation of corporate internal controls and setup of IT integrated infrastructure for Shipping Companies. She  holds a Bachelor Degree from the Law School of the University of Athens, Political and Economic Studies. She also holds an MBA in shipping from ALBA Business School.

Konstandinos Kandylidis has served as a member of our Board of Directors since April 2007. He is the main shareholder and Managing Director of Lapapharm Trade & Distribution Company Inc. ("Lapapharm"), a private business operating since 1962 in the fields of pharmaceuticals, crop protection and veterinary products, representing in Greece, mainly U.S. multinational corporations in the field including Gilead Sciences, Pharmion and Fort Dodge among others and in the past the American Cyanamid Company until 1994. Mr. Kandylidis joined Lapapharm in 1975 and served in several positions until 1990, when he became a member of the Board of Directors and in 1996 when he became the Managing Director. He was also member of the Board of Directors for the Hellenic Association of Crop Protection Products and has served as a member in several committees for the Hellenic Association of Pharmaceutical Companies. Mr. Kandylidis is a graduate of the Athens University of Economics and Business and he has a certificate in Marketing from the College for the Distributive Trades in England.

Panagiotis A. Korakas was appointed to our Board of Directors in December 2008 following the resignation of Mr. H. Kerames in November 2008.  He was born in 1950 in Athens, Greece. Mr. Korakas has had an extensive career in the construction and construction materials industry, both as an executive and an entrepreneur. For almost ten years, Mr. Korakas was the General Manager of Korakas & Partners, a commercial construction entity, while during the last 15 years he has run a business enterprise specializing in advanced composite metal construction.

Professor John Liveris has served as a member of our Board of Directors since April 2007, has served as our Chairman since December 2007 and is a consultant in the technology and defense industries based in Athens, Greece.  His most recent affiliations include ContourGlobal LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation. Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer where he was responsible for developing thrusts into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom's image and for all relations with the multi-lateral funding institutions. Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Mass. He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank. Prof. Liveris has had a twenty-year professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions. He has also had an extensive career as a journalist.

Stephen Souras has served as a member of our Board of Directors since April 2007. He is also a director of Investment Yard Management Limited, a Cayman Islands investment manager, overseeing a portfolio of alternative investments. Prior to employment at Investment Yard Management Limited Mr. Souras worked at Goldman Sachs International in the Investment Management Division advising and managing the portfolios of high net worth clients. Prior to Goldman Sachs, Mr. Souras started his career in business development for a consumer goods company in Asia. Mr. Souras was also employed at UBS Warburg in equity sales and then research where he advised institutional investors. Mr. Souras is a graduate of Imperial College in London, where he obtained a Bachelor of Engineering degree in Information Systems Engineering in 1992 and M.Sc. with Distinction, in Applications of Electronics in Medicine in 1993. He also holds a MBA from INSEAD in Fontainebleau, France.

B.	Compensation

We paid an aggregate amount of $3.9 million and $2.6 million as annual compensation and cash bonus to our executive director for the fiscal years ended December 31, 2009 and 2008, respectively.  Non-executive directors and officers received annual compensation and cash bonus in the aggregate amount of $1.46 million, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

On December 24, 2008, the Company's Board of Directors approved the amendment of the consultancy agreement for the services to the Company of the Chief Executive Officer and increased the annual base consulting fee from $0.70 million (Euro 0.5 million) to $0.97 million (Euro 0.7 million) with effect January 1, 2009. All other terms of the consultancy agreement remained unchanged. The duration of the agreement will be for five years beginning January 1, 2009, and ending, unless terminated earlier on the basis of any other provision as may be defined in the agreement, on the day before the fifth anniversary of such date. In addition, 80,000 subordinated shares were issued to our Chief Executive Officer and 5,150 common shares were issued to our former Chief Operating Officer. The aggregate of 2,085,150 subordinated shares were converted into common shares on August 15, 2008 following the satisfaction of conditions contained in our Amended and Restated Articles of Incorporation.

In January 2010, an aggregate of 3,200,000 common shares were awarded to the Company's directors and officers pursuant to the Company's 2010 Equity Incentive Plan described below. These shares vest ratably over a three year period commencing on the date of issuance.

Equity Incentive Plan

2010 Equity Incentive Plan

In January 2010, we adopted an equity incentive plan which we refer to as the 2010 Equity Incentive Plan, or the Plan, under which officers, key employees, directors and consultants of us and our subsidiaries will be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, dividend participation rights and other stock-based or stock-denominated awards. We have reserved a total of 30,000,000 common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan will be administered by our Compensation Committee, or such other committee of our Board of Directors as may be designated by the board to administer the Plan.

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

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the Plan), unless otherwise provided by the Plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our Board of Directors may amend or terminate the Plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of Plan amendments will be required under certain circumstances. Unless terminated earlier by our Board of Directors, the Plan will expire ten years from the date the Plan was adopted.

On January 18, 2010, the Company's Board of Directors adopted and approved in all respect the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 3,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by our Chief Executive Officer, and an aggregate of 200,000 common shares were awarded to the Company's Directors and officers.

2007 Equity Incentive Plan

We previously adopted what we refer to as our 2007 Equity Incentive Plan, which contained provisions that were similar to the 2010 Equity Incentive Plan described above. Although the 2007 Equity Incentive Plan is no longer effective for future awards, the following are the awards that have been issued pursuant to the 2007 Equity Incentive Plan:

•
On September 24, 2007, the Company reserved 5,150 restricted subordinated shares, vesting 25% semi-annually, to Seabert Shipping Co., a company providing consulting services to the Company in connection with the duties of the former Chief Operating Officer which is controlled by the former Chief Operating Officer. The shares were issued on March 13, 2008. Following the resignation of the Chief Operating Officer in March 2009, the shares vested immediately, pursuant to a resolution of the Board of Directors.

•
On February 12, 2008 the Company granted 80,000 restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer, which is controlled by the Chief Executive Officer, subject to contractual restrictions, including applicable vesting periods. The shares were issued on March 27, 2008. Following the conversion of the Company's subordinated shares into common shares on August 15, 2008, the aggregate of 80,000 restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

C.	Board Practices

Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The current term of office of each director is as follows: our Class A directors will serve for a term expiring at the 2011 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2012 annual meeting, and our Class C directors will serve for a term expiring at the 2010 annual meeting.

Committees of the Board of Directors

We have established an audit committee comprised of three independent members of our Board of Directors who are responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee. We have established a compensation committee comprised of independent directors which is responsible for recommending to the Board of Directors our senior executive officers' compensation and benefits. We have also established a nominating and corporate governance committee which is responsible for recommending to the Board of Directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The members of the audit, compensation and nominating committees are Mr. Souras, who also serves as the chairman of our audit and compensation committees, Mr. Liveris who also acts as the chairman of our nominating and corporate governance committee, and Mr. P. Korakas. Our Board of Directors has determined that Mr. Souras qualifies as a "financial expert" under the Commission's rules.

D.	Employees

As of December 31, 2009 the Company employed six persons, namely Antonis Kandylidis, our Chief Executive Officer, Demetris Nenes, our President and Chief Operating Officer, Solon Dracoulis, our Chief Financial Officer and Treasurer, Konstandia Papaefthymiou, our Chief Accounting Officer and two other employees, all of whom are located in Athens.

E.	Share Ownership

The shares beneficially owned by our directors and officers and/or companies affiliated with these individuals are disclosed in "Item 7A — Major Shareholders" below.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth current information regarding (i) the owners of more than five percent of our voting securities of which we are aware, of which there were none as of the date of this Annual Report; and (ii) the total amount of common shares owned by all of our officers and directors, individually and as a group. All of our shareholders are entitled to one vote for each share held.

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Antonis Kandylidis (1)	5,080,000 (1)	2.8%
	All other Directors and officers as a group	200,000	*

(1) Mr. Antonis Kandylidis may be deemed to beneficially own 2,000,000 of these common shares through Basset Holdings Inc., a company of which he is the controlling person. Mr. Kandylidis may be deemed to beneficially own 3,080,000 of these common shares through Steel Wheel Investments Ltd., a company of which he is the controlling person.

* Less than 1% of our issued and outstanding common stock.

B.	Related Party Transactions

Basset Holdings Inc.

During the period from September 11, 2006 to December 31, 2006 the Company paid on behalf of Basset the amount of $2,000 for legal expenses and corporate services, which is reflected as "Due from shareholder" in the Company's 2006 consolidated balance sheet. The amount was refunded to the Company on April 3, 2007. The sole shareholder of Basset, which is the holder of 2,000,000 common shares, which converted from subordinated shares, on August 15, 2008, is Antonis Kandylidis, the Company's Chief Executive Officer.

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

Cardiff Marine Inc. ("Cardiff")

We use the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of the Company's fleet.  The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Cardiff is engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements, we pay a daily management fee per vessel, a daily superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance of repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index.

We have also entered into a services agreement with Cardiff, dated May 15, 2008 and amended on October 21, 2008, which replaced the then existing agreement, whereby Cardiff provided supervisory services for the vessels whose technical manager was Wallem in exchange for a daily fee of $150 (€105) per vessel. Effective July 2009, Cardiff ceased providing such services as it assumed the management of all of our vessels previously managed by Wallem. Cardiff also provides other services under this agreement for which we pay additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of $37,300 (€26,050) per quarter and (5) a fee of $747 (€521) per vessel per day in exchange for any vessel inspection services performed in connection with a possible purchase. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. We also reimburse Cardiff for any out-of-pocket expenses at cost plus 10%.

Cardiff collects a daily management fee per vessel of $1,082 (€755) and $1,233 (€860) for the drybulk carriers and tankers, respectively. Furthermore, based on the management agreements with Cardiff we have made a security payment of $7,089, representing managed vessels' operating expenses and management fees for three months which will be settled when the agreements terminate, however, in case of a change of control the amount is not refundable.

In May 2009, we entered into a service agreement with Cardiff, whereby Cardiff is entitled to a 0.15% brokerage commission on the Company's FFA trading transactions.

The fees charged by Cardiff for 2007, 2008 and 2009 are as follows:

Nature of charge	2007	2008	2009	Included in
	(in thousands of U.S. dollars)
Management fees	$351	$1,605	$4,594	Vessel operating expenses - Statement of Operations
Commission on charterhire agreements	11	698	685	Voyage expenses - Statement of Operations
Commission on FFA trading	—	—	76	Gain on forward freight agreements – Statement of Operations
Commissions for purchase of vessels	816	1,440	1,785	Vessels, net - Balance Sheet
Commissions for sale of vessels	—	—	1,135	Loss on sale of vessels – Statement of Operations
Financing fees	—	870	—	Interest and finance costs - Statement of Operations
IT related fees	—	29	—	Other fixed assets, net - Balance Sheet
IT related fees	—	27	—	General and administrative expenses - Statement of Operations
Financing fees	—	59	—	Deferred financing fees, net - Balance Sheet
Legal Attendance	—	—	80	Vessel operating expenses - Statement of Operations
Mark up on reimbursement of out of pocket expenses	—	—	13	Vessel operating expenses - Statement of Operations

At December 31, 2008 and 2009, $0.11 million and $0.79 million, respectively, are payable to Cardiff, and are reflected in the consolidated balance sheets as Due to related parties. In addition, $0.02 million due to and $0.34 million due from Cardiff as at December 31, 2008 and 2009, respectively, relating to the operations of the vessels under Cardiff's management, are included in Accounts Payable and Prepayments and other, respectively, in the consolidated balance sheets.

Transbulk 1904 AB ("Transbulk")

The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29,100 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charter hire of $24,000 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

Heidmar Trading LLC

On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, for a period of approximately one year at a gross daily rate of $29,800, the vessel was redelivered to the Company in December 2009.  Up to September 2009, Heidmar LLC was 49% owned by a company associated with Mr. George Economou.  The Company's Chief Executive Officer is a member of its Board of Directors.

Tri-Ocean Heidmar Tankers LLC

On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27,000. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc.  Up to September 2009, Heidmar Inc. was 49% owned by a company associated with Mr. George Economou.  Mr. George Economou who is also the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc.

Blue Fin Tankers Inc. pool ("Blue Fin")

On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of 12 months. Blue Fin is a spot market pool managed by Heidmar Inc.  Up to September 2009, Heidmar Inc. was 49% owned by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $0.9 million. As of December 31, 2008 and 2009 the Company had a receivable from the pool of $0.9 million (included in Other non-current assets) and $1.85 million (of which $0.06 million is included in receivables and $1.79 million is included in prepayments and other assets), respectively, in the accompanying consolidated balance sheets.  The revenue of M/T Olinda deriving from the pool amounted to $2.627 million and $8.021 million for 2008 and 2009, respectively and is included in Voyage revenue in the accompanying consolidated statements of operations.

Sigma Tankers Inc. pool ("Sigma")
On December 22, 2009, the M/T Tigani was employed in the Sigma Tankers Inc. pool for a minimum period of 12 months. Sigma is a spot market pool managed by Heidmar Inc.  Up to September 2009, Heidmar Inc. was 49% owned by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. As of December 31, 2009 the Company had a receivable from the pool of $1.0 million and is included in prepayments and other assets in the consolidated balance sheet.  The revenue of M/V Tigani deriving from the pool amounted to $0.2 million as of December 31, 2009 and is included in voyage revenue in the consolidated statements of operations.

Lease Agreement

We have leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680 ($975 at the December 31, 2009 exchange rate). This agreement has been renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the years ended December 31, 2007, 2008 and 2009 amounted to $7,800, $12,100 and $11,400, respectively and is included in General and Administrative expenses in the consolidated statements of income.

Acquisition of Vessels

In January and October 2008 the Company took delivery of the tanker vessels M/T Olinda, M/T Tigani and M/T Tamara from interests associated with Mr. George Economou for an aggregate consideration of $144.0 million. The purchase price was financed by a sellers' unsecured credit of $25.0 million and the Company's own funds. The sellers' credit was payable 18 months after the physical delivery of the vessel and bore interest at 9.0% per annum for the amount relating to the M/T Tamara and 9.5 % per annum for the amount relating to the M/T Tigani (Note 6). The total interest paid in this respect amounted to $0.6 million at December 31, 2009. The Company also paid Cardiff $1.4 million representing a 1% commission on the vessels' purchase price.

As provided in the Memorandum of Agreements of M/T Tigani and M/T Tamara, following the resignation of one of the Company's directors on November 25, 2008, the sellers of the vessels had the right to demand the immediate payment of the Sellers' Credit of $25.0 million. The sellers of the above vessels on December 9, 2008, waived their contractual right to demand prompt prepayment of the Sellers' Credit until the Amendatory Agreement to the Nordea credit facility became effective (Note 6). On February 6, 2009, following the effectiveness of the Amendatory Agreement with Nordea, the sellers of the M/T Tigani and M/T Tamara exercised their option, and requested the repayment of the sellers' credit to be made in cash from the proceeds of the Standby Equity Purchase Agreement discussed in Note 7 as also provided in the Amendatory Agreement, and waived their option for the settlement of the Sellers' Credit of $25.0 million in the form of the Company's common stock at any date, effective December 9, 2008. As of December 31, 2009, the Company had fully repaid the Sellers' Credit.

C.	Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

OceanFreight is not currently involved in any legal proceedings which may have a significant effect on its business, financial position, and results of operations or liquidity. The Company's former Chairman, President and Chief Executive Officer had previously asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company. On April 7, 2008, the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement resolving all claims asserted by him.

In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008. The related expense was approximately $1,100,000 and is included in General and Administrative expenses in the consolidated statement of income for the year ended December 31, 2008. The Company also granted to Mr. Cowen certain registration rights for the 52,105 common shares held by him.

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

Not applicable.

Item 9. The Offer and Listing

Our common stock trades on The Nasdaq Global Market under the symbol "OCNF". Since our initial public offering in April 2007, the price history of our common stock was as follows:

2007	High	Low
2nd Quarter ended June 30, 2007	$19.67	$19.14
3rd Quarter ended September 30, 2007	23.54	22.67
4th Quarter ended December 31, 2007	30.48	14.10
2007 Annual	30.48	14.10

2008
1st Quarter ended March 31, 2008	$24.74	$14.71
2nd Quarter ended June 30, 2008	26.96	20.52
3rd Quarter ended September 30, 2008	23.23	11.87
4th Quarter ended December 31, 2008	14.12	1.80
2008 Annual	26.96	1.80

2009
1st Quarter ended March 31, 2009	$5.23	$0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89
2009 Annual	5.23	0.82

Most Recent Six Months
September 2009	$1.63	$1.30
October 2009	1.29	0.89
November 2009	1.23	0.96
December 2009	1.16	0.93
January 2010	1.05	0.83
February 2010	0.84	0.71

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

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

The Board of Directors may change the number of directors only by a vote of at least 66 2/3% of the entire board. Each director shall be elected to serve until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors for attendance at any meeting or for services rendered to the Company.

Subordinated Shares

Following the dividend payment on August 14, 2008 in the amount of $0.77 per share in respect of the second quarter of 2008, the Company satisfied the provisions under its Amended and Restated Articles of Incorporation for the early conversion of all of its issued and outstanding subordinated shares into common shares on a one-for-one basis. Accordingly, on August 15, 2008 the then issued and outstanding 2,085,150 subordinated shares, including 2,000,000 subordinated shares owned by Basset, a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer, were converted into common shares on a one-for-one basis.

Dividends

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent sharp decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital. In addition, under the January 9, 2009 amendatory agreement to our Nordea credit facility which matures in October 2015, we are prohibited from paying dividends during the term of such credit facility. In the event that we are permitted to pay cash dividends under our Nordea credit facility in the future, our DVB loan agreement contains additional restrictions. Under our DVB loan, we will be permitted, without our lender's consent, to pay dividends of up to 50% of quarterly net profits if our Company has been profitable for the preceding four quarters and if we comply with all covenants.

Dividend payments that would require use of the remaining 50% of our quarterly net profits would be subject to our lender's consent.

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

Although the subordination period, as defined in our Amended and Restated Articles of Incorporation, terminated and all of our outstanding subordinated shares converted into common shares on a one-for-one basis following our dividend payment in the amount of $0.77 per share in respect of the second quarter of 2008, if we reinstate dividend payments in the future, we intend to pay such dividends out of operating surplus only. Our Board of Directors will treat all dividends as coming from operating surplus until the sum of all dividends paid since the closing of our initial public offering equals the amount of operating surplus as of the most recent date of determination. Our undistributed operating surplus at any point in time will be our operating surplus accumulated since the closing of our initial public offering less all dividends from operating surplus paid since the closing of our initial public offering. We will treat dividends paid from any amount in excess of our operating surplus, if any, as liquidating dividends. The classification of dividends as liquidating dividends for U.S. federal income tax purposes is governed by the Internal Revenue Code of 1986, as amended, and may be different than the classification of dividends under the Company's Amended and Restated Articles of Incorporation.

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

Anti-Takeover Provisions of Our Charter Documents

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

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the company's common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 20% of the company's common stock then each holder of a Right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each Right owned by all other rights holders, in whole or in part, for one share of  the company's common stock. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the company's common stock, or the expiration date. The terms of the Rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

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

Business Combinations

Although the BCA does not contain specific provisions regarding "business combinations" between corporations organized under the laws of the Republic of Marshall Islands and "interested shareholders," we have included these provisions in our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation contain provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:

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

For purposes of these provisions, a "business combination" includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an "interested shareholder" is any person or entity that beneficially owns 20% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity.

Other Matters

Dissenters' Rights of Appraisal and Payment. Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the circuit court in the judicial circuit in the Marshall Islands in which our Marshall Islands office is situated. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions. Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

C.	Material Contracts

For a description of our credit facilities, see "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources".

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

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the United States Internal Revenue Code, or the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; or

(2)	either:

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test,"

(B)
a class of our stock representing more than 50% of the vote and value of our outstanding stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Republic of the Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2009 Taxable Year since our stock was "primarily and regularly traded" on the Nasdaq Global Market, which is an "established securities market" in the United States and we intend to take this position on our United States federal income tax returns for the 2009 Taxable Year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. — source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

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

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a United States trade or business.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that

•
is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns OceanFreight common stock as a capital asset; and

•	owns less than ten percent (10%) of OceanFreight's common stock for United States federal income tax purposes.

If a partnership holds OceanFreight common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding OceanFreight's common stock, you are encouraged to consult your tax advisor.

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by OceanFreight with respect to OceanFreight's common stock to a U.S. Holder will generally constitute dividends to the extent of OceanFreight's current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the U.S. Holder's gross income. Distributions in excess of such earnings and profits first are treated a taxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar – for – dollar basis and thereafter as capital gain. Because OceanFreight is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends reduction with respect to any distributions it receives from OceanFreight. Dividends paid with respect to OceanFreight's common stock will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on OceanFreight's common stock to a U.S. Holder who is an individual, trust or estate, a U.S. Non – Corporate Holder, will, under current law, generally be treated as "qualified dividend income" that is taxable to such U.S. Non – Corporate Holder at preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our common stock is listed); (2) OceanFreight is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which OceanFreight does not believe it has been, is or will be, as discussed in more detail below); (3) the U.S. Non – Corporate Holder has owned the common stock for more than sixty (60) days in the 121 – day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non – Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount equal to or in excess of ten percent of a stockholder's adjusted basis in a share of common stock paid by OceanFreight. If OceanFreight pays an "extraordinary dividend" on its common stock that is treated as "qualified dividend income", then any loss derived by a U.S. Non – Corporate Holder from the sale or exchange of such common stock will be treated as long – term capital loss to the extent of such dividend.

Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form would preclude OceanFreight's dividends from qualifying for such preferential rates prospectively from the date of enactment.

There is no assurance that any dividends paid on OceanFreight's common stock will be eligible for these preferential rates in the hands of a US Non-Corporate Holder, although OceanFreight believes that they will be so eligible. Any dividends out of earnings and profits OceanFreight pays, which are not eligible for these preferential rates, will be taxed as ordinary income to a US Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock

Assuming OceanFreight does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss up on a sale, exchange or other disposition of OceanFreight common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long – term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long – term capital gains of U.S. Non – Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

A foreign corporation will be treated as a "passive foreign investment company", or a PFIC, for U.S. federal income tax purposes, if 75% or more of its gross income consists of certain types of passive income or 50% or more of its assets produce or are held for the production of passive income.

For purposes of determining whether OceanFreight is a PFIC, OceanFreight will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless OceanFreight was treated under specific rules as deriving our rental income in the active conduct of a trade or business.

OceanFreight does not believe that it was a PFIC during the 2009 taxable year. In addition, based on present operations and future projections, OceanFreight does not expect to become a PFIC for any future taxable year. Although there is no legal authority directly on point, and OceanFreight is not relying upon an opinion of counsel on this issue, this belief is based principally on the position that, for purposes of determining whether OceanFreight is a PFIC, the gross income OceanFreight derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly owned subsidiaries should constitute services income, rather than rental income.

Correspondingly, such income should not constitute passive income, and the assets that OceanFreight or its wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether OceanFreight is a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this position.  Therefore, based on OceanFreight's current operations and future projections, OceanFreight should not be treated as a PFIC with respect to any taxable year after the offering. Although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot ensure that the nature of our operations will not change in the future.

If OceanFreight was to be classified as a PFIC in any taxable year, a U.S. Holder (i) would generally be required to treat any gain on sales of our shares held by him as ordinary income and pay an interest charge on the value of the deferral of the U.S. federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us. The above results may be eliminated if a "mark-to-market" election or "qualified electing fund" election is available and a U.S. Holder validly makes such an election.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Dividends on Common Stock

Non- U.S Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to OceanFreight common stock, unless that income is effectively connected with the Non – U.S. Holder's conduct of a trade or business in the United States. If the Non – U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non – U.S. Holder in the United States. See discussion above under "United States Tax Consequences — Taxation of Operating Income: In General".

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of OceanFreight's common stock or warrants, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non – U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock or warrants, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if the shareholder or warrant holder is a corporate Non – U.S. Holder, the shareholder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate U.S. Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate U.S. Holder and:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder's federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-8IMY, as applicable.

If the shareholder or warrant holder is a Non-U.S. Holder and sells the Non-U.S. Holder's common stock or warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common stock or warrants through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock or warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder or warrant holder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.

The conclusions expressed above are based on current United States tax law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.

F.	Dividends and paying agents

Not applicable.

G.	Statement by experts

Not applicable.

H.	Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

For fiscal year 2009, the interest rate we paid under all of our long-term debt was LIBOR plus a margin. Amounts drawn under our long-term arrangements are secured by the assets of the Company. Because the interest on the debt was at a floating rate, changes in interest rates would have no effect on the value of the debt. Under the terms of our loan agreements a change in the LIBOR rate of 100 basis points would have changed interest expense for year 2009 by $3 million.

On January 29, 2008, we entered into two interest swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of the agreements we have fixed our interest rate at 6.05% inclusive of margin.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur approximately 23.7% of our operating expenses and the majority of our administration expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our net income. As of December 31, 2009, the effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our net income. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives, including interest rate swaps, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Please see Note 6 to our consolidated financial statements.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

a)    Disclosure Controls and Procedures

Management, including our Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

b)    Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States.

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 is effective.

c)    Attestation Report of Independent Registered Public Accounting Firm

The registered public accounting firm that audited the consolidated financial statements, Ernst & Young (Hellas), Certified Auditors Accountants S.A., has issued an attestation report on the Company's internal control over financial reporting, appearing under Item 18, and is incorporated herein by reference.

d)    Changes in Internal Control over Financial Reporting

None.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Stephen Souras, who serves on the Audit Committee, qualifies as an "audit committee financial expert" and that he is "independent" according to Securities and Exchange Commission rules.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to officers, directors and employees. Our code of ethics complies with applicable guidelines issued by the SEC and is available for review on our website: http:// www.oceanfreightinc.com.

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2009 and 2008 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The "Audit Fees" for the years ended December 31, 2009 and 2008 were Euro 409,500 and Euro 669,900, respectively. There were no additional "Audit-Related Fees," "Tax Fees" or "Other Fees" billed in 2009 and 2008. Audit fees in 2009 relate to audit services provided in connection with SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with the Company's equity offerings.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

All audit services and other services provided by Ernst and Young (Hellas) Certified Auditors Accountants S.A., were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of Nasdaq's corporate governance rules are as follows:

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

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, we will comply with provisions of the Marshall Islands Business Corporations Act, which allows the Board of Directors to approve share issuances.

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

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-24 and is filed as part of this annual report.

OCEANFREIGHT INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited the accompanying consolidated balance sheets of OceanFreight Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OceanFreight Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OceanFreight Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited OceanFreight Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OceanFreight Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 15.b in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OceanFreight Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of OceanFreight Inc. as of December 31, 2009 and 2008 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009, of OceanFreight Inc. and our report dated March 9, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 9, 2010

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2008 and 2009
(expressed in thousands of U.S. Dollars-except for share and per share data)
	2008	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,069	$37,272
Restricted cash	—	2,500
Receivables	2,073	2,254
Inventories	1,338	1,158
Prepayments and other	2,197	6,035
Vessels held for sale	—	51,080
Total current assets	28,677	100,299
FIXED ASSETS, NET:
Advances for vessel acquisition	—	9,900
Vessels, net of accumulated depreciation of $56,837 and $43,486, respectively	587,189	423,242
Other, net of accumulated depreciation of $31 and $123, respectively	159	856
Total fixed assets, net	587,348	433,998
OTHER NON-CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $1,634 and $2,378, respectively	2,081	1,362
Restricted cash	6,511	6,511
Other	953	7,102
Total assets	$625,570	$549,272
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,767	$1,053
Due to related parties	111	785
Accrued liabilities	9,731	11,219
Unearned revenue	1,822	1,323
Derivative liability	6,771	7,443
Sellers’ credit	25,000	0
Current portion of imputed deferred revenue	10,290	1,558
Current portion of long-term debt	60,889	49,947
Total current liabilities	116,381	73,328
NON-CURRENT LIABILITIES:
Derivative liability, net of current portion	9,376	3,606
Imputed deferred revenue, net of current portion	5,741	-
Long-term debt, net of current portion	247,111	215,727
Total non-current liabilities	262,228	219,333
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	—	—
Common Shares, par value $0.01; 1,000,000,000 shares authorized, 18,544,493 and 158,450,001 shares issued and outstanding at December 31, 2008 and 2009, respectively	185	1,584
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none shares issued and outstanding	—	-
Additional paid-in capital	271,824	458,757
Accumulated deficit	(25,048)	(203,730)
Total stockholders’ equity	246,961	256,611
Total liabilities and stockholders’ equity	$625,570	$549,272

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statements of Operations
For the years ended December 31, 2007, 2008 and 2009
(expressed in thousands of U.S. Dollars-except for share and per share data)
	2007	2008	2009
REVENUES:
Voyage revenue	$36,135	$147,116	$118,462
Gain on forward freight agreements	—	—	570
Imputed deferred revenue	4,998	10,318	14,473
	41,133	157,434	133,505
EXPENSES:
Voyage expenses	(1,958)	(14,275)	(5,549)
Vessels’ operating expenses	(9,208)	(28,980)	(43,915)
General and administrative expenses	(3,460)	(9,127)	(8,540)
Survey and drydocking costs	(1,685)	(736)	(5,570)
Depreciation	(13,210)	(43,658)	(48,272)
Impairment on vessels			(52,700)
Loss on sale of vessels and vessel held for sale	—	—	(133,176)
Operating income/(loss )	11,612	60,658	(164,217)
OTHER INCOME (EXPENSES):
Interest income	2,214	776	271
Interest and finance costs	(5,671)	(17,565)	(19,834)
Gain/(loss) on derivative instruments	—	(16,147)	5,098
Total other income (expenses)	(3,457)	(32,936)	(14,465)
Net Income/(loss)	$8,155	$27,722	$(178,682)
Earnings (losses) per common share, basic and diluted	$0.84	$1.94	$(2.27)
Earnings per subordinated share, basic and diluted	$0.57	$—	$—
Weighted average number of common shares, basic and diluted	8,353,270	14,321,471	78,556,327
Weighted average number of subordinated shares, basic and diluted	2,042,566	—	—

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statements of Stockholders’ Equity
For the years ended
December 31, 2007, 2008 and 2009
(Expressed in thousands of U.S. Dollars-except for share and per share data)
		Common Shares		Subordinated Shares		Additional
	Comprehensive Income (Loss)	# of shares	Par value	# of shares	Par value	paid-in capital	Accumulated deficit	Total

BALANCE, December 31, 2006		—	—	2,000,000	20	$576	$(105)	$491
- Net income	$8,155	—	—	—	—	—	8,155	8,155
- Proceeds from Initial Public Offering, net of related expenses	—	12,362,500	124	—	—	216,670	—	216,794
- Stock based compensation expenses	—	31,579	—	63,158	1	849	—	850
- Capital contribution of executive management services and rent	—	—	—	—	—	168	—	168
- Cash dividends	—	—	—	—	—	—	(13,048)	(13,048)
- Comprehensive income	$8,155
BALANCE, December 31, 2007		12,394,079	124	2,063,158	21	218,263	(4,998)	213,410
- Net income	$27,722	—	—	—	—	—	27,722	27,722
- Proceeds from Controlled Equity Offering, net of related expenses	—	4,000,000	40	—	—	50,860	—	50,900
- Stock based compensation expense	—	52,105	—	85,150	1	2,700	—	2,701
- Cancellation of common and subordinated stock	—	(7,894)	—	(42,105)	(1)	1	—	—
- Conversion of subordinated stock to common stock	—	2,106,203	21	(2,106,203)	(21)	—	—	—
- Cash dividends	—	—	—	—	—	—	(47,772)	(47,772)
- Comprehensive income	$27,722
BALANCE, December 31, 2008		18,544,493	185	—	—	271,824	(25,048)	246,961
- Net loss	(178,682)	—	—	—	—	—	(178,682)	(178,682)
- Proceeds from standby equity purchase and distribution agreements, net of related expenses		139,905,508	1,399	—	—	186,889	—	188,288
- Stock based compensation expense		—	—	—	—	44	—	44
- Comprehensive loss	$(178,682)	—	—	—	—	—	—	—
BALANCE, December 31, 2009		158,450,001	1,584	—	—	$458,757	$(203,730)	$256,611

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC
Consolidated Statements of Cash Flows
For the years ended December 2007, 2008 and 2009
(Expressed in thousands of U.S. Dollars)
	2007	2008	2009
Cash Flows from Operating Activities:
Net income/(loss):	$8,155	$27,722	$(178,682)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,210	43,658	48,272
Amortization of financing costs	1,159	475	744
Amortization of imputed deferred revenue	(4,998)	(10,318)	(14,473)
Amortization of stock based compensation	850	2,701	44
(Gain)/Loss on derivative instruments	-	16,147	(5,098)
Impairment on vessels	—	—	52,700
Loss on sale of vessels and vessel held for sale	—	—	133,176
Executive management compensation and rent	168	—	—
Changes in operating assets and liabilities:
Receivables	(226)	(1,847)	(181)
Inventories	(678)	(660)	180
Prepayments and other current and non-current	(761)	(1,434)	(9,987)
Accounts payable	2,427	(660)	(714)
Due to/(from) related parties	742	(631)	163
Accrued liabilities	2,898	6,822	907
Unearned revenue	1,488	334	(499)
Net Cash provided by Operating Activities	24,434	82,309	26,552
Cash Flows from Investing Activities:
Advances for vessels acquisition	—	—	(9,900)
Additions to vessel cost (excluding sellers’ credit)	(467,143)	(120,537)	(180,501)
Net proceeds from sale of vessels	—	—	60,404
Refund from/(payment to) shareholder	2	—	—
Other	(75)	(128)	(789)
Net Cash used in Investing Activities	(467,216)	(120,665)	(130,786)
Cash Flows from Financing Activities:
Proceeds from Initial Public Offering, net of related expenses	216,794	—	—
Proceeds from Standby Equity Purchase and Distribution Agreement, net of related costs	—	—	188,288
Proceeds from Controlled Equity offering, net of related expenses	—	50,900	—
Proceeds from long-term debt	378,600	63,400	29,563
Repayment of long-term debt	(118,000)	(16,000)	(71,889)
Repayment of sellers’ credit	—	—	(25,000)
Cash dividends	(13,048)	(47,772)	—
Increase in restricted cash	—	(6,511)	(2,500)
Increase in other assets	—	(940)	—
Payment of financing costs	(3,019)	(696)	(25)
Net Cash provided by Financing Activities	461,327	42,381	118,437
Net increase in cash and cash equivalents	18,545	4,025	14,203
Cash and cash equivalents at beginning of year	499	19,044	23,069
Cash and cash equivalents at end of year	$19,044	$23,069	$37,272
SUPPLEMENTAL CASH INFORMATION
Cash paid for interest, net of amounts capitalized	$3,481	$12,340	$18,509
Non-cash operating activities: Executive management services and rent	$168	$—	$—
Non-cash financing activities:
Fair value of charterers assumed in connection with vessel acquisitions	$(31,347)	$—	$—
Sellers’ credit	$—	$25,000	$—

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the Marshall Islands. In late April 2007, OceanFreight completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company's common shares are listed on the Nasdaq Global Market. The Company started generating revenue from its planned principal operations of seaborne transportation of commodities in early June 2007 when it took delivery of four drybulk carriers. Accordingly, during the period from its inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 915 "Development Stage Entities".

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in Forward Freight Agreements (FFA) trading activities.

As of December 31, 2009, the technical and commercial management of the Company's fleet is contracted under separate management agreements with Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company (Note 3). Previously, the technical management of the drybulk carriers was performed by Wallem Ship Management Ltd. ("Wallem") and the technical management of the tanker vessels and the commercial management of all vessels was performed by Cardiff. In connection with the FFA trading activities, the Company has appointed Cardiff as its broker (Note 3).

As of December 31, 2009, the Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in the Republic of the Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	Year Built	Acquisition date

Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanwealth Owners Limited	M/V Pierre	70,316	1996	June 6, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Oceanclarity Owners Limited	M/T Pink Sands	93,723	1993	December 7, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Faith Owners Inc.	M/T Tigani	95,951	1991	October 14, 2008
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 2009
Oceanrunner Owners Limited	M/V Robusto	173,949	2006	October 19, 2009
Oceanfire Owners Inc.	M/V Cohiba	174,200	2006	December 9, 2009
Oceanpower Owners Inc. (i)
Freightwise Investment Ltd (ii)

Companies with vessels sold

Oceanstrength Owners Limited	Owner of M/V Lansing sold on July 1, 2009
Oceanprime Owners Limited	Owner of M/V Richmond sold on September 30, 2009
Oceanresources Owners Limited	Owner of M/V Juneau sold on October 23, 2009

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

Voyage revenues for 2007, 2008 and 2009 included revenues derived from the following significant charterers (in percentages of total voyage revenues):

Charterer	2007	2008	2009	Reportable segment (Note 14)
A	12%	19%	-	Drybulk
B	30%	13%	16%	Drybulk
C	14%	13%	-	Drybulk
D	16%	12%	11%	Drybulk
E	13%	-	-	Drybulk
F	12%	-	-	Drybulk
G	-	-	15%	Drybulk

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

(c)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates in international shipping markets, and therefore will primarily transact business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the periods presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in General and administrative expenses in the accompanying consolidated statements of operations.

(d)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with qualified financial institutions with high creditworthiness. The Company performs periodic evaluations of the relative creditworthiness of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(f)
Receivables: The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no doubtful receivables for the years ended December 31, 2009 and 2008.

(g)	Inventories: Inventories consist of consumable bunkers and lubricants which are stated at the lower of cost or market value. Cost is determined by the first in-first out method.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

(h)
Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, and the Company makes an estimate of the amount to be reimbursed following the insurance claim. As of December 31 2009, the Company had two hull and machinery insurance claims of approximately $625 with expected collection in the first or second quarter of 2010. No claims existed in 2008.

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

The cost of each of the Company's vessels is depreciated from the date of its acquisition on a straight-line basis during the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate of $200 per lwt). Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(j)
Vessels Held for Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with the ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet.

(k)
Impairment of Long-Lived Assets: The Company uses ASC 360, Property, Plant and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

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

The Company's initial assessment for impairment losses commenced with the acquisition of vessels in June 2007. During 2007 and through much of the third quarter of 2008, both charter rates and vessel values were rising due to high demand, particularly for drybulk vessels, much of which was driven by the expanding world economy led by China, and for tanker vessels, given the world wide demand for oil due to expanding economic conditions. Consequently, there were no impairment loss indicators identified through the third quarter of 2008. However, in the fourth quarter of 2008, the shipping industry experienced significant declines in charter rates and vessel values. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. The recent decline in charter rates, and the related declines in vessel values, coupled with a reduction in the availability of global credit, has resulted in conditions that the Company considers indicators of a potential impairment.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. In developing estimates of future cash flows, the Company must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three year time charter rates for drybulk vessels, the three year projected time charter rate for the first three years and the 10 year historical average of the one year and three year time charter rates thereafter for the Suezmax tanker vessel and the three year projected time charter rate for the Aframax tanker vessels, over the remaining estimated life of each vessel assuming an annual growth rate of 3.0%, net of brokerage commission for drybulk vessels and no growth rate for the tanker vessels. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 2%. Effective fleet utilization is assumed to be 99% and 97% for drybulk carriers and tanker vessels, respectively, in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. The Company has assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per lwt at disposal.

In 2009, the Company in assessing its exposure to impairment risks for its tanker fleet, has considered the current conditions of the of international tanker industry, the decline of the market values of its tanker vessels, the deterioration of the charter hires and the expected slow recovery of the market, the age of its tanker vessels and the increased costs for their maintenance and upgrading. As a result it has determined that the utilization of its tanker vessels over their remaining useful lives has been negatively impacted by the market conditions with low possibilities for recovery and, accordingly, has decided to write down two of its tanker vessels to their market values by recording an impairment charge of $52,700 in the 2009 consolidated financial statements (note 5). Same assessments were also made by the Company for its drybulk vessels without identifying any circumstances that would require  the write down of its drybulk vessel values.

No impairment loss was identified or recorded for 2008 or 2007 and the Company has not identified any other facts or circumstances that would require the write down of vessel values

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

(l)	Accounting for Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period they are incurred.

(m)
Financing Costs: Costs associated with new loans or refinancing of existing ones including fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced, meeting the criteria of debt extinguishment, are expensed in the period the repayment or refinancing is made.

(n)
Imputed Prepaid/Deferred Revenue: The Company records any identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter when a vessel is acquired. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract.

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
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

(o)
Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are either paid for by the Company or are deducted from the hire or freight revenue, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred and amortized over the related voyage charter period to the extent revenue has been deferred since commissions are earned as the Company's revenues are earned.

For the Company's vessels operating in pools, revenues and voyage expenses are pooled and allocated to each pool's participant on a time charter basis in accordance with an agreed-upon formula.

(p)
Earnings/(loss) per Common Share: Basic earnings (loss) per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. As the Company was incorporated on September 11, 2006 but did not commence operations nor issue any shares of its capital stock until September 26, 2006, the common shares issued to the Company's sole shareholder (as discussed in Note 7(a)) are considered as outstanding for the entire period from September 11, 2006 (date of inception) to December 31, 2006 for purposes of both basic and diluted loss per share calculations. As further discussed in Note 7, on April 4, 2007 the Company amended its articles of incorporation and on April 30, 2007 successfully completed its Initial Public Offering and issued common and subordinated shares with different participation rights in dividends. The subordinated shares were converted into commons shares in August 2008. Accordingly, the Company, until the second quarter of 2008 followed the two-class presentation for purposes of both basic and diluted earnings per share calculation.

(q)	Accounting for Financial Instruments: ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures, which is more fully discussed in Note 9. The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met. The Company has not met those criteria and, therefore, the changes in fair value are recognized as an increase or decrease in other income and expense.

(r)
Segment Reporting: ASC 280, Segment Reporting, requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for different types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. The reportable segments of the company are the tankers segment and the drybulk carriers segment.

(s)
Stock Based Compensation: In addition to cash compensation, the Company provides for the grant of restricted and subordinated shares to key employees. In accordance with ASC 718, Compensation – Stock Compensation, the Company measures the cost of employee services received in exchange for these awards based on the fair value of the Company's shares at the grant date (measurement date). The cost is recognized over the requisite service period, or vesting period. If these equity awards are modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

(t)
 Income taxation: The Company is not liable for any income tax on its income derived from shipping operations. Instead, a tax is levied based on the tonnage of the vessels, which is included in vessel operating expenses in the accompanying consolidated statements of operations. The Company anticipates its income will continue to be exempt in the future, including U.S. federal income tax.  However, in the future, the Company may not continue to satisfy certain criteria in the U.S. tax laws and as such, may become subject to U.S. federal income tax on future U.S. source shipping income.

(u)
Commitments and Contingencies: Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet

(v)
New Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board issued ASC 860, Transfers and Servicing, (an Amendment to ASC 860) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This Statement must be applied as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of ASC 860 to have an effect on our consolidated financial statements.

In June 2009, the FASB issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. The objective of this Statement is to establish the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Statement will be effective for the Company for financial statements issued for interim and annual periods ending after September 15, 2009. On the effective date of this Statement, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The Company does not anticipate the adoption of this statement will have any impact on the Company's financial position or results of operations.

In June 2009, the Financial Accounting Standards Board issued ASC 810, Consolidation, to improve financial reporting by enterprises involved with variable interest entities. This Statement shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate the adoption of this guidance will have any impact on its financial position or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standard No. 167 (SFAS No. 167), "Amendments to FASB Interpretation No.46(R)", improving financial reporting by enterprises involved with variable interest entities. SFAS No. 167 is currently being processed for inclusion in the ASC 810, "Consolidation." SFAS No. 167 addresses (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" already codified in ASC 810 "Consolidation," SFAS No. 167 addresses (1) the effects on certain provisions as a result of the elimination of the qualifying special-purpose entity concept, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise's involvement in a variable interest entity. SFAS No. 167 is effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not anticipate the adoption of this guidance will have any impact on its financial position or results of operations.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The Company does not anticipate the adoption of this guidance will have any impact on its financial position or results of operations.

3.	Transactions with Related Parties:

(a)
Cardiff Marine Inc. ("Cardiff"): The Company uses the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of the Company's fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Cardiff is engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements the Company pays a daily management fee per vessel, a daily superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index.

The Company has also entered into a services agreement with Cardiff, dated May 15, 2008 and amended on October 21, 2008, which replaced the then existing agreement, whereby Cardiff provided supervisory services for the vessels whose technical manager was Wallem in exchange for a daily fee of $0.150 (€105) per vessel. Effective July 2009, Cardiff ceased providing such services as it assumed the management of all of the Company's vessels previously managed by Wallem. Cardiff also provides other services under this agreement for which the Company pays additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of $37.3 (€26,050) per quarter and (5) a fee of $0.747 (€521) per vessel per day in exchange for any vessel inspection services performed in connection with a possible purchase. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. The Company also reimburses Cardiff for any out-of-pocket expenses at cost plus 10%.

Cardiff is entitled to a daily management fee per vessel of $1.082 (€755) and $1.232 (€860) for the drybulk carriers and tanker vessels, respectively. Furthermore, based on the management agreements with Cardiff the Company, as of December 31, 2009, has made a security payment of $7,089, representing managed vessels' estimated operating expenses and management fees for three months which will be settled when the agreements terminate, however, in case of a change of control the amount of the management fees is not refundable. The amount has been classified under non-current assets in the 2009 accompanying consolidated balance sheet.

In May 2009, the Company entered into a service agreement with Cardiff whereby Cardiff is entitled to a 0.15% brokerage commission on the Company's FFA trading transactions.

The fees charged by Cardiff for 2007, 2008 and 2009 are as follows:

Nature of charge	2007	2008	2009	Included in
Management fees	$351	$1,605	$4,594	Vessel operating expenses - Statement of Operations
Commission on charterhire agreements	11	698	685	Voyage expenses - Statement of Operations
Commission on FFA trading	—	—	76	Gain on forward freight agreements – Statement of Operations
Commissions for purchase of vessels	816	1,440	1,785	Vessels, net - Balance Sheet
Commissions for sale of vessels	—	—	1,135	Loss on sale of vessels – Statement of Operations
Financing fees	—	870	—	Interest and finance costs - Statement of Operations
IT related fees	—	29	—	Other fixed assets, net - Balance Sheet
IT related fees	—	27	—	General and administrative expenses - Statement of Operations
Financing fees	—	59	—	Deferred financing fees, net - Balance Sheet
Legal Attendance	—	—	80	Vessel operating expenses - Statement of Operations
Mark up on reimbursement of out of pocket expenses	$—	$—	$13	Vessel operating expenses - Statement of Operations

At December 31, 2008 and 2009, $111 and $785, respectively, are payable to Cardiff, and are reflected in the accompanying consolidated balance sheets as Due to related parties. In addition, $18 due to and $344 due fom Cardiff as at December 31, 2008 and 2009, respectively, relating to the operations of the vessels under Cardiff's management, are included in Accounts Payable and Prepayments and other, respectively, in the accompanying consolidated balance sheets.

(b)
Transbulk 1904 AB ("Transbulk"): The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29.1 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charter hire of $24 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors

(c)
Heidmar Trading LLC("Heidmar Trading"): On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, for a period of approximately one year at a gross daily rate of $29.8 and it was redelivered to the Company in December 2009. Up to September 2009, Heidmar Trading was owned 49% by a company associated with Mr. George Economou.  The Company’s Chief Executive Officer is a member of its Board of Directors.

(d)
Tri-Ocean Heidmar Tankers LLC("Tri-Ocean Heidmar"): On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc. Up to September 2009, Heidmar Inc. was owned 49% by a company associated with Mr. George Economou..  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc.

(e)
Blue Fin Tankers Inc. pool ("Blue Fin"): On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Up to September 2009, Heidmar Inc. was owned 49% by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. As of December 31, 2008 and 2009 the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $940 (included in Other non- current assets) and $1,856 (of which $63 is included in receivables and $1,793 is included in prepayments and other assets), respectively, and is in the accompanying consolidated balance sheets. The revenue of M/V Olinda deriving from the pool amounted to $2,627 and $8,021 for  2008 and 2009, respectively and is included in Voyage revenue expenses in the accompanying consolidated statements of operations.

(f)
Sigma Tanker Pool ("Sigma"): On December 22, 2009, the M/T Tigani was employed in the Sigma Tankers Inc. pool for a minimum period of twelve months. Sigma is a spot market pool managed by Heidmar Inc. Up to September 2009, Heidmar Inc. was owned 49% by a company associated with Mr. George Economou.  Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company’s Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool’s revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula~~.~~ As of December 31, 2009, the Company had a receivable from the pool of $933 which is included in receivables in the accompanying consolidated balance sheets. The revenue of the M/V Tigani deriving from the pool amounted to $178 for the year ended December 31, 2009 and is included in Voyage revenue expenses in the accompanying consolidated statements of operations.

(g)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 0.680 ($0.975 at the December 31, 2009 exchange rate). This agreement is renewed with the same monthly rental and will be terminated upon mutual agreement of the parties. The rent charged for the years ended December 31, 2007, 2008 and 2009 amounted to $7.8, $12.1 and $11.4, respectively and is included in General and Administrative expenses in the accompanying consolidated statements of operations.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

(h)
Acquisition of Vessels: In January and October 2008 the Company took delivery of the tanker vessels M/T Olinda, M/T Tigani and M/T Tamara from interests associated with Mr. George Economou for an aggregate consideration of $144,000. The purchase price was financed by a sellers' unsecured credit of $25,000 ($12,000 for the M/T Tamara and $13,000 for the M/T Tigani) and the Company's own funds. The sellers' credit was payable 18 months after the physical delivery of the vessel and bore interest at 9.0% per annum for the amount relating to the M/T Tamara and 9.5 % per annum for the amount relating to the M/T Tigani (Note 6). The total interest charged in this respect for 2008 and 2009 amounted to $500 and $639, respectively and is included in Interest and finance costs in the accompanying consolidated statements of operations. The Company also paid Cardiff $1,440 representing a 1% commission on the vessels' purchase price.

As provided in the Memorandum of Agreements of M/T Tigani and M/T Tamara, following the resignation of one of the Company's directors on November 25, 2008, the sellers of the vessels had the right to demand the immediate payment of the Sellers' Credit of $25,000. The sellers of the above vessels on December 9, 2008, waived their contractual right to demand prompt prepayment of the Sellers' Credit until the amendment of the Nordea credit facility became effective (the "Amendatory Agreement") (Note 6). On February 6, 2009, following the effectiveness of the Amendatory Agreement with Nordea, the sellers of the M/T Tigani and M/T Tamara exercised their option, and requested the repayment of the sellers' credit to be made in cash from the proceeds of the Standby Equity Purchase Agreement discussed in Note 7 as also provided in the Amendatory Agreement, and waived their option for the settlement of the Sellers' Credit of $25,000 in the form of the Company's common stock at any date, effective December 9, 2008. As of December 31, 2009, the Company had fully repaid the Sellers' Credit.

4.
Vessels held for sale:

On December 11, 2009, the Company signed a Memorandum of Agreement with an unrelated party for the sale of M/V Pierre at a price of $22,580. Upon signing of the agreement, the new owners paid 20% of the purchase price into an escrow account until the vessel's delivery to them. The vessel is expected to be delivered to her new owners with its existing charter between March 1, 2010 and April 15, 2010. In November 2009 the Company initiated negotiations with unrelated third parties for the sale of M/T Olinda and M/T Tigani for a total consideration of $28,500 (see Note 15 (f)).  The Company has classified the above three vessels as “held for sale” in the accompanying December 31, 2009 consolidated balance sheet at their estimated sale proceeds as all criteria required for their classification as “Held for Sale” were met. The estimated loss of approximately $81,293 is included in “Loss on sale of vessels and vessels held for sale” in the accompanying 2009 consolidated statement of operations.

5.	Vessels, Net: The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2007	$498,490	$(13,210)	$485,280
Additions	145,537	(43,628)	101,909
Balance December 31, 2008	$644,027	$(56,838)	$587,189
Additions	180,501	(48,180)	132,321
Impairment –( Note 2(k))	(67,903)	15,203	(52,700)
Vessel held for sale	(153,622)	22,341	(131,281)
Vessels sold	(136,275)	23,988	(112,287)
Balance December 31, 2009	$466,728	$(43,486)	$423,242

The Memoranda of Agreement associated with the acquisition of the vessels, M/V Austin, M/V Pierre, M/V Trenton and M/V Topeka stipulated that the vessels were delivered to the Company with their current charter parties, expiring in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract.

The Company recorded imputed deferred revenue totaling $31,347, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for 2007, 2008 and 2009, amounted to $4,998, 10,318 and $14,473, respectively and is separately reflected in the accompanying consolidated statements of operations.

In January 2008, the Company acquired and took delivery of a Suezmax tanker vessel, the M/T Olinda, for a total consideration of $65,665 including $650 of commission paid to Cardiff and pre-delivery expenses of $15.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

In October 2008 the Company took delivery of two Aframax tanker vessels, the M/T Tamara and M/T Tigani. The related memoranda of agreements were concluded in August and September 2008, respectively, with interests associated with Mr. George Economou for an aggregate purchase price of $79,792 including $790 of commissions paid to Cardiff and pre-delivery expenses of $2. The purchase price was financed by a sellers' unsecured credit of $25,000 ($12,000 for the M/T Tamara and $13,000 for the M/T Tigani) and the Company's own funds (Note 3(h)).

On May 21, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Lansing at a price of $21,950. The vessel was delivered to its new owners on July 1, 2009. The sale of the vessel resulted in a loss of $14,770 and is included in "Loss from sale of vessels" in the accompanying 2009 consolidated statements of operations.

On June 26, 2009, the Company signed a Memorandum of Agreement with a third party to purchase the 2004 Capesize bulk carrier (173,880 dwt) M/V Partagas for an aggregate price of $56,647 including $560 of commissions paid to Cardiff and pre-delivery expenses of $87. The vessel was delivered on July 30, 2009 and commenced a three year time charter at a gross daily rate of $27.5. The purchase price of the vessel was financed by equity raised under the Company's Standby Equity Purchase Agreement and using the existing Nordea revolving credit facility (Note 6).

On July 8, 2009, the Company signed a Memorandum of Agreement with a third party to purchase the 2006 Capesize bulk carrier (173,949 dwt) M/V Robusto for an aggregate price of $61,945 including $612.5 of commissions paid to Cardiff and pre-delivery expenses of $82.5. The vessel was delivered on October 19, 2009 and commenced a minimum five year time charter at a gross daily rate of $26. The purchase price of the vessel was financed by equity raised under the Company's Standby Equity Purchase Agreement and using the existing Nordea revolving credit facility (Note 6).

On July 10, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Juneau at a price of $19,900. The vessel was delivered to her new owners charter free on October 23, 2009. The sale of the vessel resulted in a loss of $16,270 and is included in "Loss from sale of vessels" in the accompanying 2009 consolidated statements of operations.

On July 18, 2009, the Company signed a Memorandum of Agreement with a third party to purchase a 2006 Capesize bulk carrier (174,200 dwt) M/V Cohiba for an aggregate price of $61,909 including $612.5 of commissions paid to Cardiff and pre-delivery expenses of $46.3. The vessel was delivered on December 9, 2009 and commenced a minimum five year time charter at a gross daily rate of $26.25. The purchase price of the vessel was financed by equity raised under the Company's Standby Equity Purchase Agreement and using the existing Nordea revolving credit facility (Note 6).

On August 7, 2009, the Company signed a Memorandum of Agreement with a third party for the sale of M/V Richmond at a price of $20.6 million. The vessel was delivered to her new owners on September 30, 2009. The sale of the vessel resulted in a loss of $20,842 and is included in "Loss from sale of vessels" in the accompanying 2009 consolidated statements of operations.

On September 30, 2009, the Company signed a Memorandum of Agreement with a third party to purchase the 2005 Capesize bulk carrier (180,263 dwt) M/V Montecristo for an aggregate price of $49,500. The vessel is scheduled to be delivered between April 1, 2010 and June 30, 2010. The vessel has been fixed under a minimum four year time charter that will commence upon her delivery at a gross daily rate of $23.50 for the initial four-year period. The charterer has the option to extend the charter period for additional four years at escalated to a gross daily rate of $24.5. The purchase price of the vessel will be financed by equity raised under our SEDA agreement, from Company's cash and/or from other forms of financing. As provided in the relate Memorandum of Agreement, in October 2009 the Company made an advance payment equal to the 20% of the selling price under the Memorandum of Agreement, or $9,900, to a joint account held with the sellers, which is included in "Advances for vessels acquisitions" in the accompanying 2009 consolidated balance sheet.

The Company's vessels have been pledged as collateral to secure the bank loans discussed in Note 6.

As of December 31, 2009, except for the M/T Olinda and the M/T Tigani that are employed in separate tanker pools, all vessels were operating under time charters, the last of which expires in February 2015. Contracts with expected duration in excess of one year as of December 31, 2009, were as follows:

Vessel name	Daily time charter gross rate (in U.S. Dollars)	Estimated Expiration of Charter
Drybulk Carriers
M/V Robusto	$26,000	August 2014 - December 2014
M/V Cohiba	$26,250	October 2014 - February 2015
M/V Partagas	$27,500	July 2012 - December 2012
M/V Topeka	$18,000	January 2011 - March 2011
M/V Helena	$32,000	May 2012 - January 2013
M/V Augusta	$16,000	November 2011 - March 2012
M/V Austin	$26,000	March 2010 - August 2010
M/V Trenton	$26,000	April 2010 - August 2010

Tanker Vessels
M/T Pink Sands	$27,450	October 2010 - January 2011
M/T Tamara	$27,000	December 2010 - March 2011

Drybulk Held for Sale
M/V Pierre	$23,000	June 2010 (Note 15)

Tankers Held for Sale
M/T Olinda	Spot Pool
M/T Tigani	Spot Pool

6.	Long-term Debt:

Credit Facility with Nordea Bank Norge ASA (the "Nordea credit facility")

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA ("Nordea"), for a $325,000 Senior Secured Credit Facility (the "Facility" or the "Nordea Credit Facility") for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena, M/V Topeka, M/V Richmond and M/T Pink Sands and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Nordea credit facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Facility.

On January 9, 2009, the Company entered into an amendatory agreement to the Nordea credit facility which became effective on January 23, 2009 and waived the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of the Company's vessels and reduced the level of the collateral maintenance coverage ratio for the remaining term of the agreement. The waiver was effective from the date the breach occurred, which was December 9, 2008. Under the terms of the amendatory agreement the Company on January 23, 2009, made a prepayment of $25,000 and, among other requirements, is also required (i) to ensure that under the reduced collateral maintenance coverage ratio, the aggregate fair market value of the vessels in the Company's fleet other than the M/T Tamara and M/T Tigani, plus proceeds from a vessel's sale or insurance proceeds from a vessel's loss, and the excess of the fair market value of each of the M/T Tamara and M/T Tigani over the recorded amount of the first priority ship mortgage over each such vessel under the Company's DVB loan, described below, be not less than (a) 90% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A until June 30, 2009, (b) 100% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from July 1, 2009 to December 31, 2009, (c) 110% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from January 1, 2010 to March 31, 2010, (d) 115% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A from April 1, 2010 to June 30, 2010, and (e) 125% of the aggregate outstanding balance under the Nordea credit facility plus any unutilized commitment in respect of Tranche A at all times thereafter; (ii) to pay interest at an increased margin over LIBOR; (iii) to suspend the payment of dividends; and (iv) to pay the sellers' credit only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels(weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the first amendatory agreement to the Nordea credit facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the facility or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, respectively, and may use this option for M/T Olinda as well.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

        The amended Nordea credit facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of December 31, 2009, there is no unused portion of the credit facility and the balance of Tranche A will be reduced or repaid in 11 semi-annual equal installments in the amount of $11,000 each and a balloon installment in an amount of $40,000.

Tranche B is a term loan facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of December 31, 2009, the balance of Tranche B is repayable in 12 equal consecutive semi-annual installments in the amount of $6,944 each and a balloon installment in the amount of $2,778.

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels' insurances and earnings, specific assignment of the time charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

Loan agreement with DVB Bank SE

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a new secured (by first priority ship mortgage over each of the M/T Tamara and M/T Tigani) term loan facility ("loan" or "DVB loan") for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility. As of December 31, 2009, the balance of DVB loan  of $ 18,563 is repayable in 4 equal consecutive semi-annual installments in the amount of $2.31 million , followed by eight installments of $1.09 million each, plus a balloon installment of $0.6 million payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgages on the two vessels, a corporate guarantee by the Company, assignment of earnings and insurances and pledge of shares of the borrowers. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessels must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the two vessels must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The Company will pay a commitment fee of 0.65% per annum on the undrawn balance of the loan. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of $443.5, which was included in "Deferred Financing fees" in the accompanying December 31, 2008 and 2009 consolidated balance sheets and is amortized in accordance with the policy discussed in Note 2(l).

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010, in consideration of a  deposit of $2.5 million in a retention account that will be blocked during the above period. The Company has classified this retention account in restricted cash included in current assets in accompanying 2009 consolidated balance sheet. Following the classification of the M/T Tigani as an asset held for sale, the balance of its loan of $9,583 as of December 31, 2009 has been classified under current portion of long term debt in the accompanying 2009 consolidated financial statements.

As at December 31, 2009, the Company estimated that the collateral maintenance coverage ratio was 94%.  After considering the aforementioned deposit of $2.5 million in the retention account and the payment of the next scheduled loan installment of $2.3 million, due on March 15, 2010, the Company concluded that there is no need to classify as current liabilities any additional amounts to maintain a collateral maintenance coverage ratio of 125%.  The next date by which the Company must report its covenant compliance is March 31, 2010. The Company’s calculation assumes no deterioration in the current fair market values of the two vessels used as collateral.

The principal payments required to be made after December 31, 2009 for the long-term debt discussed above are as follows:

Year ending December 31,	Nordea Tranche A	Nordea Tranche B	DVB	Total
2010	22,000	13,889	14,058	49,947
2011	22,000	13,889	2,116	38,005
2012	22,000	13,889	2,389	38,278
2013	22,000	13,889	-	35,889
2014	22,000	13,889	-	35,889
2015 and thereafter	51,000	16,666	-	67,666
	161,000	86,111	18,563	265,674

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

Total interest expense for 2007, 2008 and 2009 amounted to $4,250, $15,873 and $18,226 respectively, and is included in interest and finance costs in the accompanying 2007, 2008 and 2009 consolidated statements of operations (Note 13). The Company's weighted average interest rate (including the margin) for 2007, 2008 and 2009 was 6.23%, 4.49% and 3.41%, respectively.

7.	Common Stock and Additional Paid-In Capital:

(a)
Preferred stock and common stock: On April 4, 2007, the Company's articles of incorporation were amended. Under the amended articles of incorporation the Company's authorized capital stock consists of 5,000,000 shares of preferred shares, par value $0.01 per share, 95,000,000 common shares (or the "Class A common stock"), par value $0.01 per share, and 10,000,000 subordinated shares (or the "Class B common stock"), par value $0.01 per share. All of the Company's shares of stock are in registered form. The Board of Directors has the authority to establish series of preferred stock and to designate preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions. Through the amended and restated articles of incorporation, the 1,000 common shares issued on September 26, 2006 to the Company's then sole stockholder were converted into 1,000 subordinated shares. On April 5, 2007 the Company effected a stock split in the form of a stock dividend and issued 1,999 subordinated shares for each of its 1,000 subordinated shares. All share and per share data included in the accompanying financial statements have been restated to reflect both the conversion and the stock dividend discussed above. Common share shareholders and subordinated share shareholders are entitled to one vote on all matters submitted to a vote of shareholders and to receive dividends, if any. The rights of subordinated share shareholders to receive dividends are subordinated to the rights of common share shareholders. If the Company does not have sufficient available cash to pay a quarterly dividend of $0.5125 per share ("base dividend") to its common share shareholders, the right of subordinated share shareholders to receive dividends will be subordinated to the right of the common share shareholders to receive dividends during the subordination period. During the subordination period, the Company's common shares will accrue dividend arrearages to the extent they do not receive a quarterly dividend of $0.5125 per share. The subordinated shares will not accrue any arrearages. The subordination period commenced upon completion of the initial public offering discussed below and ended on August 14, 2008 (see (f) below).

(b)
Initial Public Offering: On April 30, 2007, the Company completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended. In this respect, on April 30, 2007, 12,362,500 common shares at par value $0.01 were issued for $19.00 per share. The net proceeds of the Initial Public Offering which amounted to $216,794 were mainly utilized to partially finance the acquisition cost of the vessels M/V Trenton, M/V Austin, M/V Pierre, M/V Juneau, M/V Lansing, M/V Helena and M/V Topeka. In addition the Company issued 31,579 common shares and 63,158 subordinated shares to its former Chief Financial Officer and former Chief Executive Officer, respectively (Note 10).

(c)
Additional paid-in capital: The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents: (i) payments made by the stockholders in excess of the par value of common stock purchased by them, (ii) former Chief Executive Officer and Chief Financial Officer stock based compensation (Note 10) granted upon completion of the Company's initial public offering and (iii) the value of executive management services and office space provided by Basset Holdings Inc. until April 23, 2007, at no charge.

(d)
Stockholders' Rights Agreement: On April 17, 2008, the Company approved a Stockholders' Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008. Under this Agreement, the Company declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. Class A common stock, par value U.S. $0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the Company's common stock or (2) the 10th business day (or such later date as determined by the Company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the Company's common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100 (the "Exercise Price") a fraction (1/1000th) of one share of the Company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 20% of the Company's common stock then each holder of a Right (except an Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the Company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the Company's common stock and before that Acquiring Person acquires more than 50% of the Company's outstanding common stock, the Company may exchange each Right owned by all other Rights holders, in whole or in part, for one share of the Company's common stock. The Company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the Company's common stock, or the expiration date. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The terms of the rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the Rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The Rights have the benefit of certain customary anti-dilution protections.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

(e)
Controlled Equity Offering — Sales Agreement ("Agreement"): On June 4, 2008, the Company filed a shelf registration statement on Form F-3, which was declared effective on June 6, 2008, pursuant to which the Company may sell up to $200,000 of an indeterminate number of securities. On June 19, 2008 the Company filed a Prospectus Supplement to the registration statement relating to the offer and sale of up to 4,000,000 common shares, par value $0.01 per share, from time to time through Cantor Fitzgerald & Co., as its agent for the offer and sale of the common shares, pursuant to the Agreement by and between the Company and Cantor Fitzgerald & Co. concluded on June 19, 2008.

The Company paid to Cantor Fitzgerald & Co. a commission of up to 1.75% on the gross sale proceeds. The Controlled Equity Offering commenced at the beginning of the third quarter of 2008 and was completed on November 10, 2008. The net proceeds from the issuance of the 4,000,000 shares amounted to $50,900.

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

(g)
Resale Shelf Registration Statement for Selling Shareholders: On September 3, 2008, the Company filed a resale shelf registration statement on form F-3 to register 2,085,150 common shares on behalf of the selling shareholders Basset Holdings Inc., Steel Wheel Investments Limited and Seabert Shipping Co. Basset Holdings Inc. and Steel Wheel Investments Limited are owned and controlled by Mr. Antonis Kandylidis, the Company's Chief Executive. Seabert Shipping Co. is controlled by Mr. Michael Gregos, the Company's former Chief Operating Officer. This resale shelf registration statement was amended on October 30, 2008 and has not yet been declared effective.

(h) (i) (j) (k)
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

Standby Equity Purchase Agreement — ("SEPA"): On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company sold 71,850,000 common shares with net proceeds amounting to $109,909. YA Global received a discount equal to 1.5% of the gross proceeds or $1,674. The SEPA was terminated on May 21, 2009. Of the SEPA proceeds, $25,000 was used to fully repay the sellers' credit of the M/T Tamara and M/T Tigani, discussed in Note 3(h).

Amendment of the Company's Articles of Incorporation: On July 13, 2009, during the Company's annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from ninety-five million (95,000,000) common shares to one billion (1,000,000,000) common shares.

Standby Equity Distribution Agreement — ("SEDA"): On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and has a duration of three years. YA Global is entitled to receive a discount equal to 1.5%. As of December 31, 2009, 68,055,508 shares had been sold with net proceeds amounting to $78,970. YA Global received a discount equal to 1.5% of the gross proceeds or $1,202. (Note 15).

As of December 31, 2009, the Company's issued and outstanding stock amounted to 158,450,001 common shares.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

8.	Earnings per Share:

The components for the calculation of earnings per common and subordinated share, basic and diluted, for the years ended December 31, 2007, 2008 and 2009, are as follows (due to the conversion of the subordinated shares into common shares during August 2008 (Note 7 (f)), the basic and diluted per share amounts are presented only for common shares for the year ended December 31, 2008 and 2009):

	2007	2008	2009
Net income/(loss)	8,155	27,722	(178,682)
- Less dividends paid
Common shares	(11,186)	(47,772)	—
Subordinated shares	(1,862)	—	—
Undistributed losses	(4,893)	(20,050)	(178,682)
Allocation of undistributed losses Common Shares:
- 12,394,079, 18,544,493 and 158,450,001,as of December 31, 2007, 2008 and 2009, respectively	(4,195)	(19,737)	(178,682)
Subordinated shares
- 2,063,158, nil and nil as of December 31, 2007, 2008 and 2009, respectively	(698)	—	—
	(4,893)	(19,737)	(178,682)

Basic and diluted per share amounts:

	Common Shares
	2009	2008
Distributed earnings	—	3.34
Undistributed losses	(2.27)	(1.40)
Total	(2.27)	1.94
Weighted average number of shares basic and diluted	78,556,327	14,321,471

	2007
	Common Shares	Subordinated Shares
Distributed earnings	1.34	0.91
Undistributed losses	(0.50)	(0.34)
Total	0.84	0.57
Weighted average number of shares basic and diluted	8,353,270	2,042,566

Due to the conversion of the subordinated shares into common shares during August 2008 (Note 7 (f)), the basic and diluted per share amounts are presented only for common shares for the year ended December 31, 2008 and 2009.

9.	Financial Instruments:

Interest rate risk

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500, decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under ASC 815, Derivatives and Hedging and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at December 31, 2009, is determined based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at December 31, 2008 amounted to a liability of $16,147 (excluding accrued interest receivable of $259), of which the current and non-current portions of $6,771 and $9,376, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2008.   The fair value of these instruments at December 31, 2009 amounted to a liability of $11,049 (excluding accrued interest of $2,243), of which the current and non-current portions of $7,443 and $3,606, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2009. The change in the fair value of these instruments for the years ended December 31, 2008 and 2009, resulted in an unrealized loss of $16,147 and an unrealized gain of $5,098, respectively in the accompanying consolidated statement of operations.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

Forward Freight Agreements (FFAs)

In May 2009, the Company engaged in Forward Freight Agreements (FFA) trading activities. The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes and as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. There were no open positions as at December 31, 2009.

The net gains from FFAs amounted to $570 and are separately reflected in the accompanying 2009 consolidated statement of operations.

10.	Stock based compensation:

The Company as of the closing date of its Initial Public Offering granted to its former Chief Executive Officer and former Chief Financial Officer 63,158 subordinated shares and 31,579 restricted common shares, respectively, representing $1,800 at the initial price of the stock to the public of $19.00 per share. These shares were vesting at various dates as defined in the employment agreements signed with the executives. On November 30, 2007, following the departure of the Chief Executive Officer and the Chief Financial Officer from the Company, the Company's Board of Directors compensated the former Chief Executive Officer with 21,053 restricted subordinated shares that had already been vested and the former Chief Financial Officer with 23,685 restricted common shares of which 15,790 vested on January 2, 2008 and 7,895 on April 30, 2008. On April 22, 2008, within the context of the settlement agreement discussed in Note 12, the 21,053 restricted subordinated shares were exchanged for 21,053 common shares and 52,105 new common shares were issued to the former Chief Executive Officer. The remaining 42,105 restricted subordinated shares and 7,895 common restricted shares, initially granted to the former Chief Executive Officer and former Chief Financial Officer, respectively, were cancelled on January 30, 2008. The related compensation expense of $850 has been included in General and Administrative expenses in the December 31, 2007 consolidated statement of operations with an offsetting entry to common stock par value, subordinated stock par value and in additional paid-in capital in the consolidated statement of stockholders' equity for the year ended December 31, 2007.

On September 24, 2007, the Company reserved 5,150 restricted subordinated shares, vesting 25% semi-annually, to Seabert Shipping Co., a company providing consulting services to the Company in connection with the duties of the former Chief Operating Officer which is controlled by the former Chief Operating Officer. The shares were issued on March 13, 2008. Following the resignation of the Chief Operating Officer in March 2009, the shares vested immediately, pursuant to a resolution of the Board of Directors.

On February 12, 2008 the Company granted 80,000 restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer, which is controlled by the Chief Executive Officer, subject to contractual restrictions, including applicable vesting period. The shares were issued on March 27, 2008. Following the conversion of the Company's subordinated shares into common shares on August 15, 2008, the aggregate of 80,000 restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

Following the conversion of the Company's subordinated shares into common shares (Note 7) the aggregate of 85,150 restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

There were no unvested shares as of December 31, 2009. Compensation cost recognized in the years 2007, 2008 and 2009 amounted to $850, $2,701 and $44, respectively.

11.	Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus and Malta, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of operations.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

Under the regulations, the Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of our stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if the Company can establish that among the closely-held group of 5% Stockholders, there are sufficient 5% Stockholders that are considered to be "qualified stockholders" for purposes of Section 883 to preclude non-qualified 5% Stockholders in the closely-held group from owning 50% or more of each class of the Company's stock for more than half the number of days during the taxable year.

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company's ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the Initial Public Offering of the Company's shares (Note 7(b)), the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

12.	Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently management is not aware of any such claims or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claim or contingent liabilities which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

The Company's former Chairman, President and Chief Executive Officer, Mr. Cowen, had asserted a claim for breach of his employment agreement and for unidentified post-employment conduct by the Company. On April 7, 2008, the Company and the former Chairman, President and Chief Executive Officer reached a settlement agreement resolving all claims asserted by him. In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008. The related expense was approximately $1,100 and is included in General and Administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2008. The Company also granted to the former Chairman, President and Chief Executive Officer certain registration rights for the 52,105 common shares held by him.

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company's option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 4,929 ($7.1 based on the Euro to USD exchange rate at December 31, 2009) and is adjusted on August 1 of each year based on the inflation rate announced by the Greek State as defined in the agreement. The future minimum lease payments are $84.8 for each of the years 2009, 2010, 2011, and 2012 and $60 for the year 2013.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
13.	Interest and Finance Cost:

The amounts included in the accompanying consolidated statement of operations are analyzed as follows:

	2007	2008	2009
Interest on long-term debt	4,250	15,873	18,226
Amortization and write-off of financing fees	1,159	475	744
Long-term debt commitment fees	202	16	7
Finance expenses	—	1,127	709
Other	60	74	148
	5,671	17,565	19,834

14.	Segment Information:

The table below presents information about the Company’s reportable segments as of December 31, 2007, 2008 and 2009 and for the years then ended. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company’s consolidated financial statements.

        December 31, 2007
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	40,542	591	—	41,133
Interest expense and finance costs	(5,379)	(257)	(35)	(5,671)
Interest Income	135	—	2,079	2,214
Depreciation	(12,925)	(285)	—	(13,210)
Segment profit	6,507	177	1,471	8,155
Total assets	441,051	47,241	19,633	507,925

December 31, 2008
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	114,758	42,676	—	157,434
Interest expense and finance costs	(11,902)	(5,624)	(39)	(17,565)
Interest Income	—	—	776	776
Loss on derivative instruments	(11,347)	(4,800)	—	(16,147)
Depreciation	(32,865)	(10,762)	(31)	(43,658)
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	408,680	184,753	32,137	625,570

December 31, 2009
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	96,672	36,263	570	133,505
Interest expense and finance costs	(12,875)	(6,914)	(45)	(19,834)
Interest Income	—	—	271	271
Gain on derivative instruments	3,686	1,412	—	5,098
Depreciation	(30,100)	(18,080)	(92)	(48,272)
Impairment on vessels	—	(52,700)	—	(52,700)
Loss from sale of vessels and vessel held for sale	(69,250)	(63,926)	—	(133,176)
Segment loss	(46,248)	(124,865)	(7,569)	(178,682)
Total assets	444,180	56,253	48,839	549,272

15.	Subsequent Events:

(a)
On January 12, 2010, the Company filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which it may sell up to $400,000 of an undeterminable number of securities.

(b)	On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 30,000,000 common shares were reserved for issuance.

OCEANFREIGHT INC
Notes to Consolidated Financial Statements
December 31, 2009
(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)
(c)
On January 16, 2010, the charterers of the M/V Pierre terminated their time charter agreement as a result of their insolvency. The Company is in arbitration with the charterers of the vessel for an amount of $550,000, which represents loss of hire and other expenses.  On January 19, 2010, the vessel entered into a new time charter agreement ending in June 2010 for the balance of the original charter agreement at a gross daily rate of $23. The vessel was delivered to the new charterers on January 27, 2010.

(d)
On January 18, 2010, the Company's Board of Directors adopted and approved in all respect the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 3,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 200,000 common shares were awarded to the Company's Directors and officers.

(e)
On February 2, 2010, for corporate purposes the Company established three wholly owned subsidiaries (Oceanview Owners Limited, Oceansurf Owners Limited and Oceancentury Owners Limited) incorporated the Marshall Islands.

(f) (g)
On February 22, 2010, the Company's Board of Directors authorized the Company's management to finalize the sale of M/T Olinda and M/T Tigani, which was initiated in November 2009.

Under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum.  The Company’s  stock price has declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from The Nasdaq Stock Market that it is not in compliance with the minimum bid price rule.

(h)
As of March 9, 2010, 20,150 of common shares had been issued with net proceeds of $19,257 under our SEDA agreement (Note 7). The YA Global discount of 1.5% amounted to $293.3.  As of March 9, 2010, the issued and outstanding common shares of the Company amounted to 181,800,001 including 3,200,000 shares issued under the 2010 Equity Incentive Plan.

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate (3)
4.1	Stockholders Rights Agreement dated April 30, 2008 (4)
4.2	Form of Registration Rights Agreement (5)
4.3	2010 Equity Incentive Plan
4.4	Controlled Equity offering Sales Agreement between the Company and Cantor Fitzgerald & Co. (2)
4.5	Amended and Restated Loan Agreement with Nordea Bank Finland Plc (6)
4.6	Amendatory Agreement to Amended and Restated Loan Agreement with Nordea Bank Finland Plc (7)
4.7	Secured Term Loan Facility Agreement with DVB Bank SE (7)
4.8	Standby Equity Purchase Agreement between the Company and YA Global Master SPV Ltd. (7)
4.9	First Amendment to the Standby Equity Purchase Agreement between the Company and YA Global Master SPV Ltd. (8)
4.10	Standby Equity Distribution Agreement between the Company and YA Global Master SPV Ltd. (9)
4.11	Form of Vessel Management Agreement (M/T Pink Sands) (10)
4.12	Addendum dated May 15, 2008 to Vessel Management Agreements with Cardiff (For M/V Juneau, M/T Pink Sands & M/T Olinda) (10)
4.13	Addendum dated October 21, 2008 to Vessel Management Agreements with Cardiff as amended on May 15, 2008 (For M/V Juneau, M/T Pink Sands & M/T Olinda) (10)
4.14	Addendum dated January 14, 2009 to Vessel Management Agreements with Cardiff as amended on October 21, 2008 (For M/V Juneau, M/T Pink Sands & M/T Olinda) (10)
4.15	Addendum dated January 14, 2009 to Vessel Management Agreements with Cardiff dated October 13, 2008 (For M/T Tamara & M/T Tigani) (10)
4.16	Addendum dated January 14, 2009 to Vessel Management Agreements with Cardiff dated January 2, 2009 (For Eight Panamax Drybulk Vessels) (10)
4.17	Services Agreement with Cardiff dated May 15, 2008 (10)
4.18	Addendum dated October 21, 2008 to Services Agreement with Cardiff dated May 15, 2008 (10)
4.19	Addendum dated January 14, 2009 to Services Agreement with Cardiff dated May 15, 2008, as amended on October 21, 2008 (10)
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Accounting Firm

____________

(1)	Filed as an Exhibit to the Company's Registration Statement on Form F-3 (File No. 333-160784) on July 24, 2009.

(2)	Filed as an Exhibit to the Company's report on Form 6-K filed on June 19, 2008.

(3)	Filed as an Exhibit to the Company's Amended Registration Statement on Form F-1/A (Amendment No.1) (File No. 333-141958 ) on April 18, 2007.

(4)	Filed as an Exhibit to the Company's Registration Statement on Form 8-A filed April 30, 2008.

(5)	Filed as an Exhibit to the Company's Amended Registration Statement on Form F-1/A (Amendment No.3) (File No. 333-141958 ) on April 20, 2007.

(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 on March 7, 2008.

(7)	Filed as an Exhibit to the Company's report on Form 6-K filed on February 2, 2009.

(8)	Filed as an Exhibit to the Company's report on Form 6-K filed on February 13, 2009.

(9)	Filed as an Exhibit to the Company's report on Form 6-K filed on July 24, 2009.

(10)  Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 on March 23, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

OceanFreight Inc.
(Registrant)

Dated: March 9, 2010

/s/ Antonis Kandylidis
Antonis Kandylidis
Chief Executive Officer

SK 25754 0002 1077230 v6