Form 20-F
period 2010-12-31
OCEANFREIGHT INC.
filed 2011-04-14
CIK 1395593

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F
[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
E-mail: management@oceanfreightinc.com

(Name, Telephone, E-mail and/or Facsimile number and
Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $0.01 par value Preferred Stock Purchase Rights	Nasdaq Global Market Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2010, the registrant had 83,266,655 common shares, $0.01 par value per share outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes                      [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes                      [X] No

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

[X] Yes                      [_] No

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
(Check one):
Large accelerated filer [_]	Accelerated filer [_]	Non-accelerated filer [X]
(Do not check if a smaller reporting company)

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards [_]

Other [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17                      [_] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes                      [X] No

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

In addition to these important factors and matters discussed elsewhere in this report, and in our filings with the U.S. Securities and Exchange Commission (the "Commission"), important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand in the drybulk carrier and tanker markets, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities including those that may limit the commercial useful lives of drybulk carriers and tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents and political events, or acts of terrorists and other important factors described from time to time in the reports we file with the Commission and the Nasdaq Global Market.  We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  We undertake no obligation to update or revise any forward-looking statements.  These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2. Offer Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

A.	Selected Consolidated Financial and Other Data

The following table sets forth our selected consolidated financial and other data as of December 31, 2006, 2007, 2008, 2009 and 2010 and for the period from September 11, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007, 2008, 2009 and 2010. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

Following the 3:1 reverse stock split effected on June 17, 2010,  pursuant to which every three shares of our common stock issued and outstanding were converted into one share of common stock, all share and per share amounts in this annual report have been retroactively restated to reflect this change in capital structure. Please refer to "Item 3.D. Industry Specific Risk Factors" and "Item 4.A History and Development of the Company."

(Expressed in thousands of U.S. Dollars – except for share and per share data and average daily results)

	September 11, 2006 (inception) to December 31,	Year ended December 31,
	2006	2007	2008	2009	2010

Income Statement Data:
Voyage revenue and imputed deferred revenue	$—	41,133	157,434	132,935	102,190
Gain/(loss) on forward freight agreements	—	—	—	570	(4,342)
Voyage expenses	—	(1,958)	(14,275)	(5,549)	(5,196)
Vessels' operating expenses	—	(9,208)	(28,980)	(43,915)	(41,078)
General and administrative expenses	(111)	(3,460)	(9,127)	(8,540)	(8,264)
Survey and drydocking costs	—	(1,685)	(736)	(5,570)	(1,784)
Impairment	—	—	—	(52,700)	-
Depreciation	—	(13,210)	(43,658)	(48,272)	(24,853)
Loss on sale of vessels and vessels held for sale	—	—	—	(133,176)	(62,929)

Operating income/(loss )	(111)	11,612	60,658	(164,217)	(46,256)
Interest income	6	2,214	776	271	119
Interest and finance costs	—	(5,671)	(16,528)	(12,169)	(6,775)
Gain/(loss) on derivative instruments	—	—	(17,184)	(2,567)	(8,713)

Net Income/(loss)	$(105)	8,155	27,722	(178,682)	(61,625)
Earnings/(losses) per common share, basic and diluted	$—	2.52	5.82	(6.82)	(0.87)
Earnings/(losses) per subordinated share, basic and diluted	$(0.05)	0.57	—	—	-
Weighted average number of common shares, basic and diluted	—	2,784,423	4,773,824	26,185,442	70,488,531
Weighted average number of subordinated shares, basic and diluted	2,000,000	2,042,566	—	—	-
Cash dividends declared per share	—	2.11	9.24	—	-

Balance Sheet Data:
Cash and cash equivalents	499	19,044	23,069	37,272	9,549
Total current assets	503	20,711	28,677	100,299	109,754
Vessels, net of accumulated depreciation		485,280	587,189	423,242	311,144
Total assets	776	507,925	625,570	549,272	478,863
Total current liabilities	285	33,884	116,381	73,328	111,311
Long-term imputed deferred revenue including current portion	—	26,349	16,031	1,558	-
Sellers' credit	—	—	25,000	—	-
Long – term debt including current portion	—	260,600	308,000	265,674	209,772
Total stockholders' equity	491	213,410	246,961	256,611	235,236

Other Financial Data:
Net cash flow provided by operating activities	1	24,434	81,369	26,552	28,449
Net cash flow used in investing activities	(2)	(467,216)	(120,665)	(130,786)	(42,678)
Net cash flow provided by (used in) financing activities	500	461,327	42,381	118,437	(13,494)
Cash dividends per common and subordinated share	—	2.11	7.74	—	—
Cash paid for common and subordinated stock dividend	—	13,048	47,772	—	—
Adjusted EBITDA (1)		20,841	96,699	55,502	41,032

Fleet Data:
Average number of vessels (2)	—	3.7	11.4	12.7	12
Number of vessels	—	10.0	13	13	11
Average age of fleet	—	12.2	13.9	12.3	9.7
Total calendar days for fleet (3)	—	1,364	4,164	4,650	4,371
Total voyage days for fleet (4)	—	1,282	4,125	4,466	4,213
Fleet utilization (5)	—	94.0%	99.1%	96.1%	96.4%

Average Daily Results:
Time charter equivalent (TCE) rate (6)	—	30,558	34,705	28,523	23,022
Daily vessel operating expenses (7)	—	6,751	6,960	9,444	9,397
____________
(1)
Adjusted EBITDA represents net income before interest, taxes, depreciation, loss on sale of vessels and impairment charges on vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP Our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the 2007, 2008, 2009 and 2010 consolidated statements of cash flows, to Adjusted EBITDA.

	2007	2008	2009	2010
Net cash from operating activities	24,434	81,369	26,552	28,449
Net increase in operating assets	1,665	4,881	9,988	(481)
Net increase in operating liabilities	(7,556)	(5,865)	143	(1,214)
Net interest expense (*)	3,457	16,789	19,563	14,816
Amortization of deferred financing costs included in interest expense	(1,159)	(475)	(744)	(538)
Adjusted EBITDA	20,841	96,699	55,502	41,032

(*) Net interest expense includes the realized loss of interest rate swaps included in "Loss on derivative instrument" in the consolidated statements of operations.

(2)
Average number of vessels is the number of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet during the period divided by the number of calendar days in the related period.

(3)	Calendar days are the total days the vessels were in the Company's possession for the relevant period including off-hire and drydock days.

(4)	Total voyage days for the fleet are the total days during which the vessels were in the Company's possession for the relevant period, net of off-hire days.

(5)
Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(6)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent with industry standards and is determined by dividing "voyage revenues" (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(7)
Daily vessel operating expenses, which include vessel management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

B.    Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the sectors of the seaborne transportation industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and cash flows and the trading price of our securities could decline.

Industry Specific Risk Factors

Charterhire rates for drybulk carriers and tanker vessels have been very volatile, which may adversely affect our earnings

The drybulk and tanker shipping industries are cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk and tanker carriers has varied widely. For example after reaching historical highs in mid-2008, charterhire rates for Panamax and Capesize drybulk carriers reached near historically low levels in 2009 and thereafter recovered considerably in 2010. We currently employ our drybulk carriers on long term time charters. We cannot ensure that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations in the future. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for refined petroleum products and crude oil for tankers and drybulk commodities for drybulk carriers;

•
changes in crude oil production and refining capacity for tankers and drybulk commodity production for drybulk carriers and resulting shifts in trade flows for crude oil, petroleum products and drybulk commodities;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources and commodities;

•	the globalization of production and manufacturing;

•	competition from alternative sources of energy;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities; and piracy; nationalizations, sanctions, embargoes and strikes;

•	developments in international trade and fluctuations in industrial and agricultural production;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other legal and regulatory developments;

•	currency exchange rates; and

•	weather and acts of God and natural disasters, including hurricanes and typhoons.

The factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	current and expected purchase orders for vessels;

•	port and canal congestion;

•	changes in environmental and other regulations that may limit the useful lives of vessels;

•	the scrapping rate of older vessels;

•	vessel freight rates;

•	the price of steel and vessel equipment;

•	vessel casualties; and

•	the number of vessels that are out of service or converted to other use.

We anticipate that the future demand for our vessels will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier and tanker fleets and the sources and supply of drybulk cargo and oil and oil products to be transported by sea. The capacity of the global drybulk carrier and tanker fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The downturns in the drybulk carrier and tanker charter markets and related declines in vessel values may have an adverse effect on our earnings, affect compliance with our loan covenants, require us to raise additional capital in order to comply with our loan covenants, and affect our ability to pay dividends if reinstated in the future.

The Baltic Dry Index (BDI), an average daily index of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2010 as compared to the low of the fourth quarter of 2008. The 2010 average of the BDI was 2,761, which is about 8.1% lower than the 2009 average of 3,005 and 287% higher than the December 2008 average of 743. However, this is still below the BDI's high of 10,844 reached in May 2008. As of April 7, 2011, the BDI stands at 1,401.

A decline in the drybulk market will result in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters that are not directly linked to the BDI.

Drybulk vessel values have also rebounded in part since 2008's steep decline. Charter rates and vessel values were severely affected in 2008, in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China that resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008, China's iron ore imports comprised about 65% of the total volume of iron transported by sea. In 2009, this number increased to about 80% and in 2010 this number dropped slightly due to the global recovery of the steel industry. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility.

The decline in vessel values in the drybulk carrier and tanker markets resulted in an impairment loss of $52.7 million that we recorded in 2009 due to the impairment of the M/T Pink Sands and the M/T Tamara. In addition, the decline resulted in a loss from sale of vessels and vessels held for sale we recorded in 2009 of $133.2 million, and a loss from sale of vessels and vessels held for sale in 2010 of $62.9 million. The losses in 2010 were recorded as a result of the sale of the M/V Pierre, M/T Tigani and M/T Pink Sands and the classification of the M/T Tamara, M/V Austin, M/V Trenton and M/V Augusta as vessels held for sale. The losses in 2009 were recorded as a result of the sale of the M/V Lansing, M/V Richmond and M/V Juneau and the classification of the M/V Pierre, M/T Olinda and M/T Tigani as vessels held for sale.

The tanker industry has an inherent volatility caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than the demand for such products during the winter. This seasonality is reflected in the time charter equivalent rate for a Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast, where the average rate was $18,796 per day during August, 2010 compared to $32,503 per day during September 2010.

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, causing WTI oil prices to recover from a low of $34 per barrel in December 2008 to an average WTI oil price of approximately $62 per barrel in 2009 and approximately $80 per barrel in 2010.  During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates.  Consistent with this trend, the value of the tankers in our fleet has declined, resulting in the impairment loss recorded in 2009 of $116.6 million.

On December 12, 2008, our Board of Directors determined, after careful consideration of various factors, including the recent decline in charter rates and vessel values in the drybulk sector, to suspend the payment of cash dividends until such time as the Board of Directors shall determine in its discretion, in order to preserve capital.

On January 9, 2009, we entered into an amendment to our Nordea credit facility that waived the December 9, 2008 breach of the collateral maintenance coverage ratio contained in such credit facility resulting from the decrease in the market value of our vessels and reducing the level of the collateral maintenance coverage ratio for the remaining term of the agreement. Please see "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Long Term Debt Obligations and Credit Arrangements and Note 7 to our financial statements."

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio to 125% for the period from November 24, 2009 to December 17, 2010 and the deposit of $2.5 million in the retention account that was blocked during the above period was classified in restricted cash in current assets in the 2009 consolidated balance sheet. As of December 31, 2010 we were in compliance with the collateral maintenance ratio contained in our DVB credit facility.

If the current low charter rates in the drybulk market continue through any significant period during which time charters for our vessels expire and we consequently become exposed to then-prevailing charter rates, our earnings may be adversely affected. If these trends continue, in order to remain viable, we may have to extend the period in which we suspend dividend payments or reinstate dividend payments at a reduced level (subject to restrictions in our credit facility, including a prohibition on dividend payments set forth in our amended Nordea credit facility, which matures in October 2015), sell vessels in our fleet and/or seek to raise additional capital in the equity markets. If we are able to sell additional shares at a time when the charter rates in the drybulk and tanker charter markets are low, such sales could be at prices below those at which shareholders had purchased their shares, which could, in turn, result in significant dilution of our then existing shareholders and affect our ability to pay dividends if reinstated in the future and our earnings per share. During the period from February 6, 2009 to the termination of the Standby Equity Distribution Agreement on March 28, 2010, we issued a total of 53.3 million common shares pursuant to our Standby Equity Purchase Agreement ("SEPA") and Standby Equity Distribution Agreement ("SEDA"), with YA Global Master SPV Ltd., or YA Global, resulting in net proceeds of $208.1 million. Even if we are able to raise additional capital in the equity markets, there is no assurance we will be able to comply with our loan covenants.

An over-supply of drybulk carrier and/or tanker capacity may lead to reductions in charterhire rates and profitability.

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continuing through 2010. As of December 31, 2010, newbuilding orders had been placed for an aggregate of approximately 51.9% of the existing global drybulk fleet in terms of deadweight tonnage, or dwt, with deliveries expected during the next 36 months. The market supply of tankers is affected by a number of factors such as demand for energy resources, oil, and petroleum products, as well as strong overall economic growth in part of the world economy, including Asia.  As of December 31, 2010 newbuilding orders have been placed for an aggregate of approximately 27.6% of the existing global tanker fleet in terms of dwt, with deliveries expected during the next 36 months.  An over-supply of drybulk carrier and/or tanker capacity may result in a reduction of charterhire rates. If such a reduction occurs, upon the expiration or termination of our vessels' current charters we may only be able to re-charter our vessels at reduced or unprofitable rates or we may not be able to charter these vessels at all.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

We evaluate the carrying amounts of our vessels in order to determine if events have occurred that would require an impairment of their carrying amounts. The recoverable amount of vessels is reviewed based on events and changes in circumstances that would indicate that the carrying amount of the assets might not be recovered. The review for potential impairment indicators and projection of future cash flows related to the vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile.

We evaluate an asset's recoverable amount as the sum of its future undiscounted cash flows generated through the asset's remaining useful life . If the recoverable amount is less than net book value of the vessel, the vessel is deemed to be impaired. The carrying values of our vessels may not represent their fair market value at any point in time because the new market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. In the year ended December 31, 2009 and 2010, charter rates in the drybulk and tanker markets declined significantly and vessel values also declined. As a result, we recorded an impairment loss of $52.7 million that we recorded in 2009 due to the impairment of the M/T Pink Sands and the M/T Tamara. In addition, the decline resulted in a loss from sale of vessels or vessels held for sale we recorded in 2009 of $133.2 million, and a loss from sale of vessels or vessels held for sale in 2010 of $62.9 million, respectively. The losses in 2010 were recorded as a result of the sale of the M/V Pierre, M/T Tigani and M/T Pink Sands and the classification of the M/T Tamara, M/V Austin, M/V Trenton and M/V Augusta as vessels held for sale. The losses in 2009 were recorded as a result of the sale of the M/V Lansing, M/V Richmond and M/V Juneau and the classification of the M/V Pierre, M/T Olinda and M/T Tigani as vessels held for sale in 2009. Any additional impairment charges incurred as a result of further declines in charter rates could negatively affect our business, financial condition, operating results or the trading price of our common shares.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which would adversely affect our earnings.

The fair market value of our vessels may increase or decrease depending on the following factors:

•general economic and market conditions affecting the international tanker and drybulk shipping industries;

•prevailing level of charter rates;

•competition from other shipping companies;

•types, sizes and ages of vessels;

•other modes of transportation;

•cost of newbuildings;

•price of steel;

•governmental or other regulations; and

•technological advances.

If we sell vessels at a time when vessel prices have fallen the sale may be at less than the vessel's carrying amount in our financial statements in which case we will realize a loss. Vessel prices can fluctuate significantly, and in the case where the market value falls below the carrying amount we evaluate the asset for a potential impairment and may be required to write down the carrying amount of the vessel on our financial statements and incur a loss and a reduction in earnings, if the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries that belong to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results and financial condition.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world, could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common shares to decline.

Although the world economy is currently recovering from the second-worst downturn in the last 100 years, the future of this recovery still remains fragile. The effects of the downturn are still lingering as credit remains tight, demand for goods and services has not yet fully recovered and unemployment is high. The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government, state governments and foreign governments have implemented a broad variety of governmental action and/or new regulation of the financial markets.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the recovery of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide that is especially evident in our industry. Over the last few years, certain banking institutions have been forced to record heavy losses from troubled shipping loans. As of the date of this Annual Report, we had total outstanding indebtedness of $153.6  million under our existing credit facility.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and adverse changes in market conditions and the regulatory climate worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations, financial condition and ability to pay dividends.

Japan is one of the world's leading importers of dry bulk commodities.  The severe earthquake and tsunami that struck Japan on March 11, 2011 have caused an estimated $180 billion of damage and has threatened to send the Japanese economy into a recession.  As of the date of this annual report, the extent to which the earthquake and tsunami and the pollution from the emitted radiation from the damaged nuclear reactors will affect the international economies and shipping industry is unclear.  A prolonged recovery period with a relatively stagnant Japanese economy could decrease dry bulk imports to that country.  This, in turn, could have a material adverse effect on our business and results of operations.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia extending throughout the Indian Ocean. Throughout 2008, 2009 and 2010, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. Drybulk vessels and tankers are particularly vulnerable to such attacks. For example, on January 15, 2010, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was seized by pirates while transporting chemicals 800 miles off the Somali coast. If these piracy attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden has been since May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs related to the employment of onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to reinstate the payment of dividends.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes or changes to existing laws that may affect our operations or require us to incur additional expenses to comply with such regulatory initiatives, statutes or laws. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another one of our ships.

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

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue and/or increase expenses.

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions, which may reduce our revenue and/or increase our expenses.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination and at trans-shipment points.  Inspection procedures can result in the seizure of cargo and/or our vessels, delays in loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition, available cash and ability to pay dividends if reinstated in the future.

If our vessels call on ports located in countries that are subject to sanctions and embargoes imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company.

Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries, even if we have not violated any laws. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the world community to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or worldwide. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

Company Specific Risk Factors

We may not be able to comply with the collateral maintenance coverage ratio covenants in our credit facility, which may affect our ability to conduct our business if we are unable to obtain waivers or covenant modifications from our lenders.

Our credit facility with Nordea Bank Norge ASA, or Nordea, requires us to maintain a minimum ratio of the fair market value of our vessels mortgaged thereunder to our aggregate outstanding balance under the credit facility (please see Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources - Long-Term Debt Obligations and Credit Arrangements). The market value of drybulk and tanker vessels is sensitive to, among other things, changes in the drybulk and tanker charter markets, respectively, with vessel values deteriorating in times when drybulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. The current decline in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values. The recent fall in oil prices has also led to lower tanker charter rates and tanker vessel values. These conditions have led to a significant decline in the fair market values of our vessels since December 31, 2008, particularly with respect to our drybulk carriers.

On January 9, 2009, we entered into an amendatory agreement to our Nordea credit facility, or the Nordea Amendatory Agreement, which became effective on January 23, 2009. The Nordea Amendatory Agreement waives the breach of the collateral maintenance coverage ratio covenant contained in such credit facility resulting from the decrease in the market value of our vessels and reduces the level of the collateral maintenance coverage ratio to a level between 90% and 125% for the remaining term of the agreement, with such waiver taking effect from the date of prior breach to the effective date of the Nordea Amendatory Agreement. Although we are currently in compliance with the collateral maintenance coverage ratio covenants under our credit facility, in the future we may fall out of compliance if our vessel values experience further declines. If this were to occur, under the terms of our credit facility, our lenders could require us to post additional collateral or pay down our indebtedness to a level at which we are in compliance with our loan covenants and, if we are unable to post this collateral, make these prepayments or obtain a waiver, our lenders could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreement.

If the current low charter rates in the drybulk market and the tanker market and low vessel values continue or decrease further, our ability to comply with various other covenants in our loan agreement may be adversely affected. In such event, we may have to seek additional covenant modifications or waivers. Any default by or the failure of our charterers to honor their obligations to us under our charter agreements would reduce the likelihood that our lenders would be willing to provide waivers or covenant modifications or other accommodations. If our indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens.

Furthermore, as a result of the decline in our vessel values, we recorded an impairment loss of $52.7 million for the year ended December 31, 2009 (please see "Impairment on Vessels" in this Annual Report and "Impairment of Long-Lived Assets" in Note 2(l) to the consolidated financial statements for the year ended December 31, 2010 included herein) and if the current low charter rates in the drybulk market and the tanker market continue or decrease further, we may have to record further impairment adjustments to our financial statements which would adversely affect our financial results and further hinder our ability to raise capital.  Also, because we sold certain of our vessels at prices lower than their book values, we incurred a loss of $133.2 million and $62.9 million in 2009 and 2010, respectively. If we find it necessary to sell additional vessels under the same circumstances, we will recognize losses and a reduction in our earnings which could affect our ability to raise additional capital that may be necessary to comply with our loan covenants.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our revenue from a small number of customers, with 55.0% of our revenues for the year ended December 31, 2010 generated from two charterers. Our fleet is currently employed under fixed rate period charter arrangements to three charterers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. The time charters on which we currently deploy six of the vessels in our fleet provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk and tanker charter markets. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than the charter rate currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends, if reinstated, in the future. For example, in January 2010, we terminated the time charter agreement for the M/V Pierre as a result of the charterer's insolvency and failure to perform, and rechartered the vessel with a new charterer at the same gross daily hire rate of $23,000.

If we do not adequately manage the construction of our newbuilding vessels, the vessels may not be delivered on time or in compliance with their specifications.

We have agreed to acquire five newbuilding vessels through wholly owned subsidiaries. We are obliged to supervise the construction of these vessels. If we are denied supervisory access to the construction of these vessels by the relevant shipyard or otherwise fail to adequately manage the shipbuilding process, the delivery of the vessels may be delayed or the vessels may not comply with their specifications, which could compromise their performance. Both delays in delivery and failure to meet specifications could result in lower revenues from the operations of the vessels, which could reduce our earnings.

We do not have financing arranged to fully cover the remaining yard obligations due for the construction of our five newbuilding VLOCs.

We own contracts for the construction of five newbuilding VLOCs scheduled to be delivered in the first, second, and third quarters of 2012, and the second and fourth quarters of 2013, respectively. As of March 31, 2011, $68.8 million was paid in yard installments for these hulls, which was partially financed by SEDA proceeds and an equity issuance in April 2011 of 35,657,142 of our common shares. The remaining yard obligations amount to $254.3 million as of the date of this report, of which $40.9 million, $148.1 million and $65.3 million are payable in 2011, 2012 and 2013, respectively. We expect the remaining yard obligations to be financed by (1) a new facility with a major Chinese bank for which we have entered into a commitment letter but not yet entered into definitive documentation, which we expect will finance 60% of the cost of three of the VLOCs, (2) other forms of external financing; (3) equity offerings and (4) cash from operations. However, we have not yet obtained such financing. In the current challenging financing environment, it may be difficult to obtain secured debt to finance these purchases or raise debt or equity in the capital markets. If we fail to secure financing for the remaining payments due on these five newbuilding VLOCs, we could also lose our deposit money, which as of March 31, 2011 amounted to $68.8 million, and we may incur additional liability and costs.

The failure of our counterparties to meet their obligations under our time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

Six of our vessels are currently employed under time charters with two customers, with 55.0% of our revenues for the year ended December 31, 2010 generated from two customers chartering our drybulk carriers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping and tanker industries and the overall financial condition of the counterparty. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our customers may fail to pay charterhire or attempt to renegotiate charter rates. For example, we agreed to reduce the contracted charter rate for one of our drybulk vessels, the M/V Augusta, from $42,100 per day to $16,000 per day upon its commencement in November 2008.

The time charters on which we are currently deploying six of the vessels in our fleet provide for charter rates that are above current market rates. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if reinstated, in the future, and comply with covenants in our credit facility. For example, in January 2010, we terminated the time charter agreement for the M/V Pierre as a result of the charterer's insolvency and failure to perform, and rechartered the vessel with a new charterer at the same gross daily hire rate of $23,000.

The market price of our common shares has fluctuated widely and the market price of our common shares may fluctuate in the future. We are currently not in compliance with the minimum bid price rule of the Nasdaq Global Market and therefore we may need to take further action in order to maintain our listing.

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

Since January 12, 2009, the market price of our common shares has dropped below $5.00 per share, and the last reported closing price on The Nasdaq Global Market on April 13, 2011 was $0.59 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares, thereby creating downward pressure on and increased volatility in the market price of our common shares.

In addition, under the rules of the Nasdaq Global Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days for the purpose of regaining compliance with the $1.00 per share minimum. On March 1, 2010 we received notice from the Nasdaq Global Market that we were not in compliance with the minimum bid price rule, and we carried out a 1-for-3 reverse stock split on June 17, 2010 in order to regain compliance with Nasdaq rules.  Our stock price has again declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011, we received notice from The Nasdaq Stock Market that we were not in compliance with the minimum bid price rule and as a result, we are required to take action during the relevant cure period ending in July 2011, such as another  reverse stock split, in order to comply with Nasdaq rules. We are considering various options that will enable us to regain compliance within the cure period.

Our earnings may be adversely affected if we do not successfully employ our vessels.

Our strategy is to employ our vessels on fixed rate period charters, three of which are scheduled to expire in 2012 under the earliest re-delivery dates. Current charter rates have sharply declined from historically high levels and the charter market remains volatile. In the past, the charter rates for vessels have declined below the operating costs of vessels. If our vessels become available for employment in the spot market or under new period charters during periods when charter rates are at depressed levels, we may have to employ our vessels at depressed charter rates which would lead to reduced or volatile earnings. We cannot ensure that future charter rates will be at a level that will enable us to operate our vessels profitably or to reinstate dividend payments or repay our debt.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this Annual Report, our fleet has a weighted average age of 7.7 years. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to newer vessels' improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot ensure that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Unless we maintain reserves or are able to borrow or raise funds for vessel replacement we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives, which we expect to range from 25 years to 30 years, depending on the type of vessel. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends, if reinstated,  will be materially and adversely affected. Any reserves set aside for vessel replacement may not be available for dividends if reinstated in the future.

Investors may experience significant dilution as a result of future offerings and issuances of shares.

On July 24, 2009, we entered into the SEDA, which is described under Note 8(c) to our consolidated financial statements. The SEDA commenced on September 28, 2009 and was terminated on March 18, 2010. Under the SEDA we issued and sold an aggregate of 29,401,836 (88,208,508 before the reverse stock split) common shares with net proceeds of $98.2 million.

On January 12, 2010, we filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which we may sell up to $400 million of an undeterminable number of securities. No shares had been issued under this shelf registration statement as of the date of this Annual Report.

On January 14, 2010, our Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, our Board of Directors approved the award of 1,000,000 (3,000,000 before the reverse stock split) common shares to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares to the Company's Directors and officers. On December 17, 2010, our Board of Directors approved the award of 6,000,000 common shares to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer.

On May 25, 2010, our Board of Directors approved an equity infusion of $20 million by Basset Holdings Inc., or Basset, a company controlled by the Company's Chief Executive Officer, in order to fund the Company's capital needs for the purchase of M/V Montecristo. On May 28, 2010, Basset paid the amount of $20 million in exchange for approximately 16.7 million (50 million before the reverse stock split) of the Company's common shares at a price of $0.40 per share before the reverse stock split.

On June 10, 2010, our stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of our common stock issued and outstanding, were converted into one share of common stock. The reverse stock split took effect as of the start of trading on the Nasdaq Global Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares. Accordingly, all share and per share amounts in this report have been retroactively restated to reflect this change in capital structure.

On April 1, 2011, we entered into two agreements to purchase two Capesize vessels under construction of 206,000 DWT each,  through the acquisition of the shares of the relevant owning companies for a  company ultimately controlled by the Company's Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $96.24 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

As our loan agreement contains provisions providing that a change-of-control will be deemed to have occurred if a person or entity, that was not a beneficial owner of our capital stock at the respective times of our entry into such agreements, becomes the beneficial owner, directly or indirectly, of more than 20% of the voting or ownership interest in the Company, such issuances of common shares could result in a change of control, thereby constituting an event of default under this loan agreement that entitles our lenders to declare all of our indebtedness thereunder immediately due and payable. Similar provisions may arise in our new loan agreement with a Chinese bank, to partially finance three VLOCs whose shipbuilding contracts we have acquired, once we enter into definitive documentation for such loan.

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

Our current fleet is comprised of six secondhand drybulk carriers that mainly transport iron ore, coal, grains and minerals, fertilizers and one secondhand tanker vessel that transports crude oil. We intend to grow our fleet and expand our operations into other sectors, as well. Operating a diversified fleet of vessels as opposed to a fleet concentrated in one sector of the seaborne transportation industry requires expertise in multiple sectors and the ability to avoid a greater variety of vessel management risks in order to maintain effective operations.

Until June 15, 2010, Cardiff Marine Inc., or Cardiff, provided technical and commercial vessel management services for our fleet. Subsequent to June 15, 2010, the management of our fleet was contracted to TMS Dry Ltd and TMS Tankers Ltd. We refer to TMS Dry Ltd. and TMS Tankers Ltd as our Fleet Managers.  We cannot ensure that we or our Fleet Managers will have the requisite expertise to address the greater variety of vessel management risks to which we expect to be exposed as we expand into other sectors.

We are entirely dependent on our Fleet Managers to perform the day-to-day management of our fleet.

Our executive management team consists of our Chief Executive Officer, our President and Chief Operating Officer, our Chief Financial Officer and Treasurer and our Chief Accounting Officer. As we subcontract the day-to-day vessel management of our fleet, including crewing, maintenance and repair to our Fleet Managers, we are dependent on our Fleet Managers and the loss of our Fleet Managers' services or failure to perform obligations to us could materially and adversely affect the results of our operations. Although we may have rights against our Fleet Managers if they default on their obligations to us, you will have no recourse directly against our Fleet Managers. Further, we expect that we will need to seek approval from our lenders to change our Fleet Managers. If our Fleet Managers suffer material damage to their reputation or relationships, such material damage may harm our ability to:

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

Our Fleet Managers are privately held companies. The ability of our Fleet Managers to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair our Fleet Managers' financial strength, and there may be limited publicly available information about their financial strength. As a result, an investor in our common shares might have little advance warning of problems affecting our Fleet Managers, even though these problems could have a material adverse effect on us.

Our Fleet Managers may have conflicts of interest between us and other clients of our Fleet Managers.

We have subcontracted the day-to-day technical and commercial management of our fleet, including crewing, maintenance, supply provisioning and repair to our Fleet Managers. Our contracts with our Fleet Managers have an initial term of one year which will automatically extend for successive one year terms, unless, in each case, at least two months' advance notice of termination is given by either party. Our Fleet Managers will be providing similar services for vessels owned by other shipping companies including companies with which they are affiliated. These responsibilities and relationships could create conflicts of interest between our Fleet Managers' performance of their obligations to us, on the one hand, and our Fleet Managers' performance of their obligations to their other clients on the other hand. These conflicts may arise in connection with the crewing, supply provisioning and operations of the vessels in our fleet versus vessels owned by other clients of our Fleet Managers. In particular, our Fleet Managers may give preferential treatment to vessels owned by other clients whose arrangements provide for greater economic benefit to our Fleet Managers. These conflicts of interest may have an adverse effect on our results of operations.

Companies affiliated with our Fleet Managers own, and will acquire vessels that compete with our fleet.

Our Fleet Managers  provide commercial and technical management for the vessels in our fleet. Both companies are beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is also the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis. Our Fleet Managers currently manage 31 tankers and 27 drybulk carriers and supervise the construction of 16 crude oil tankers, and four drybulk carriers with scheduled delivery dates in 2011 and 2012 on behalf of companies controlled by members of the Economou family and the construction of four ultra deep water drilling rigs. Moreover, Mr. Economou, members of his family and companies affiliated with our Fleet Managers, own and will acquire additional vessels in the future. These vessels could be in competition with our fleet. Our Fleet Managers may be faced with conflicts of interest with respect to their interests and their obligations to us.

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

We may be unable to effectively manage our growth.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	our ability to generate excess cash flow so that we can invest without jeopardizing our ability to cover current and foreseeable working capital needs (including debt service);

•	obtaining required financing;

•	integrating any acquired business successfully with our existing operations;

•	enlarging our customer base;

•	hiring additional shore-based employees and seafarers; and

•	managing our expansion.

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

We rely on our Fleet Managers to recruit suitable senior officers and crews for our fleet. In addition, as we expand our fleet, we will have to rely on our Fleet Managers to recruit suitable additional seafarers. We cannot ensure that our Fleet Managers will be able to continue to hire suitable employees as we expand our fleet. If our Fleet Managers' crewing agents encounter business or financial difficulties, they may not be able to adequately staff our vessels. The seafarers who are employed on the ships in our fleet are covered by industry-wide collective bargaining agreements that set basic standards. We cannot ensure that these agreements will prevent labor interruptions. If our Fleet Managers are unable to recruit suitable seafarers as we expand our fleet, our business, results of operations, cash flows, financial condition and our ability to pay dividends if reinstated in the future may be materially adversely affected.

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

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. However, we may not be adequately insured to cover losses from our operational risks, which could have a material adverse effect on us. Additionally, our insurers may refuse to pay particular claims and our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows, financial condition and our ability to pay dividends if reinstated in the future. In addition, we may not be able to obtain adequate insurance coverage at reasonable rates in the future during adverse insurance market conditions.

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

Borrowing under our credit facility requires us to dedicate a part of our cash flow from operations to paying interest on our indebtedness. These payments limit funds available for working capital and capital expenditures.  We expect our earnings and cash flow to vary from year to year due to the cyclical nature of the drybulk carrier and tanker industries. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling vessels; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facility, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt, which would have a material adverse effect on our business.

We cannot ensure that we will be able to borrow amounts under our senior secured credit facility and restrictive covenants in our senior secured credit facility may impose financial and other restrictions on us.

Our senior credit facility, as amended, imposes operating and financial restrictions on us. These restrictions may limit our ability to, among other things:

•	incur additional indebtedness, including through the issuance of guarantees;

•	create or permit liens on our assets;

•	sell our vessels or the capital stock of our subsidiaries;

•	make investments;

•	change the flag or classification society of our vessels;

•	reinstate the payment of dividends (as described under "Item 5 — Operating and Financial Review and Prospects-B, Liquidity and Capital Resources);

•	make capital expenditures;

•	compete effectively to the extent our competitors are subject to less onerous financial restrictions; and

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel.

These restrictions could limit our ability to finance our operations or capital needs, make acquisitions or pursue available business opportunities. In addition, as discussed above, our credit facility requires us to maintain specified financial ratios and satisfy financial covenants. We expect to be able to comply with all of these specified financial ratios and financial covenants. However, should our charter rates or vessel values further decline in the future due to any of the reasons discussed in the industry specific risk factors set forth above or otherwise, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot ensure that we will meet these ratios or satisfy these covenants or that our lenders will waive any failure to do so. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our senior secured credit facility would prevent us from borrowing additional money under our credit facility agreements and could result in a default under this agreement. If a default occurs under our credit facility agreement, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and proceed against the collateral securing that debt, which could constitute all or substantially all of our assets.

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

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing, whether at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

We have entered into a commitment letter with a major Chinese bank, and the above considerations are expected to apply to our loan agreement with this lender upon our entry into definitive documentation.

We cannot ensure that we will be able to refinance any indebtedness incurred under our credit facility.

We have partially financed the acquisition of our vessels with secured indebtedness drawn under our credit facility. We cannot ensure that we will be able to refinance amounts drawn under our credit facility at an interest rate or on terms that are acceptable to us or at all. If we are not able to refinance these amounts with the net proceeds of debt and equity offerings at an interest rate or on terms acceptable to us or at all, we will have to dedicate a portion of our cash flow from operations to pay the principal and interest of this indebtedness. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans.

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

We have entered into a commitment letter with a major Chinese bank, and the above considerations are expected to apply to our loan agreement with this lender upon our entry into definitive documentation.

Trading and complementary hedging activities in Forward Freight Agreements (FFAs) subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations.

Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. From time to time and as our management sees fit, we may seek to manage and mitigate that risk through trading and complementary hedging activities in forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer losses from these activities in the event that our expectations are incorrect. There can be no assurance that we will be able to successfully protect ourselves from volatility in the shipping market at all times. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and could in the future cause, significant volatility in earnings.

The derivative contracts into which we have entered to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

We have entered into two interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our Nordea credit facility which was advanced at a floating rate based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations. Since our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we recognize fluctuations in the fair value of such contracts in our income statement. In addition, our financial condition could be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations. At December 31, 2010, the fair value of our interest rate swaps was at a loss position (liability) of $11.6 million (excluding accrued interest payable of $1.9 million). See Note 10 to our consolidated financial statements as of and for the year ended December 31, 2010.

We may be subject to tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, as amended, or the "Code", 50% of the gross shipping income of a vessel owning or chartering foreign corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source income and as such is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from United States federal income tax under Section 883 of the Code and regulations promulgated thereunder by the United States Department of the Treasury.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we intend to take this position for United States federal income tax return purposes for the 2010 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, if shareholders each owning 5% or more of our common shares, or "5% Shareholders", together owned 50% or more of our outstanding common shares for more than half the days of a taxable year, then we would not be eligible for this statutory tax exemption unless we were able to establish that among our 5% Shareholders, there are sufficient 5% Shareholders that are qualified shareholders for purposes of Section 883 to preclude non-qualified 5% Shareholders from owning 50% or more of our common shares for more than half the number of days during the taxable year and we are able to satisfy certain substantiation requirements regarding the identity of our 5% Shareholders. Due to the factual nature of the issues involved, we can give no assurances on our future  tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries would be subject during those years to a 4% United States federal income tax on U.S. source shipping income on a gross basis. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to U.S. shareholders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, cash is treated as an asset that produces "passive income" and "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. On the other hand, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We do not believe that we were a PFIC during the 2010 taxable year or that we will be a PFIC with respect to any future taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce or are held for the production of passive income.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS or court of law were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse U.S. federal tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then highest rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please read "Taxation—United States Federal Income Taxation of U.S. Holders—United States Federal Income Tax Treatment of Common Shares — Passive Foreign Investment Company Status and Significant United States Federal Income Tax Consequences" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We will continue to work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We will evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures as well as financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, that we believe are necessary. However, these and other measures that we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars but we incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, particularly relative to the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, thereby decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

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

There is no guarantee that there will continue to be an active and liquid public market for shareholders to resell our common stock in the future.

The price of our common stock may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public

•	companies in our industry;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in segments of the shipping industry in which we operate;

•	changes in government regulation;

•	shortfalls in our operating results relative to levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities market.

The drybulk and tanker industries have been highly unpredictable and volatile. The market for our common stock may be equally volatile.

Our Board of Directors has determined to suspend the payment of cash dividends as a result of market conditions in the international shipping industry and until such market conditions significantly improve, it is unlikely that we will reinstate the payment of dividends and if reinstated, it is likely that any dividend payments would be at reduced levels.

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

As a result of deteriorating market conditions and restrictions imposed by our lenders, we will not reinstate the payment of dividends until our Nordea credit facility matures in October 2015 or the prohibition on our payment of dividends is removed from our amended Nordea credit facility agreement. If reinstated, any dividend payments would likely be at reduced levels.

Future sales of shares by our major shareholder could cause the market price of our common shares to decline.

Companies controlled by Mr. Antonis Kandylidis, beneficially own an aggregate of 60,017,141 common shares, which represent approximately 50.5% of our outstanding common shares as of the date of this Annual Report. These common shares may be sold in registered transactions and may also be resold subject to the holding period, volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales or the possibility of sales of substantial amounts of our common shares by these shareholders in the public markets could adversely affect the market price of our common shares.

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

These provisions include:

•	authorizing our board of directors to issue ''blank check'' preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

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

In April 2007; we completed our initial public offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216.8 million. The Company's common shares are listed on the Nasdaq Global Market under the symbol "OCNF".

We are a global provider of shipping transportation services. We specialize in transporting drybulk cargoes, including such commodities as iron ore, coal, grain and other materials and crude oil cargoes through the ownership and operation of six drybulk carriers and one tanker vessels as of the date of this report. As of December 31, 2010, our fleet consisted of five Panamax and four Capesize drybulk carriers, one Aframax and one Suezmax tanker vessels with a total capacity of 1.3 million dead weight tons (dwt) and a weighted average age of 9.7 years. In addition, we have agreed to acquire five newbuilding Very Large Ore Carriers with deliveries expected between 2012 and 2013.

From January 2009 through July 2009, Cardiff assumed the technical and commercial management of the eight Panamax drybulk carriers previously under the commercial management of Wallem Ship Management Ltd., or Wallem.

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

In May 2009, we signed a memorandum of agreement with a third party to sell the M/V Lansing at a price of $21.95 million, which resulted in a loss of approximately $14.77 million. The vessel was delivered to its new owners on July 1, 2009.

In May 2009, we engaged in Forward Freight Agreement, or FFA, trading activities. As of December 31, 2010, the Company had no open positions.

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

On July 13, 2009, during the Company's annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from 31,666,667   (95,000,000 before the reverse stock split, which took effect June 17, 2010) common shares to 333,333,333 (1,000,000,000 before the reverse stock split) common shares. In connection with the reverse stock split, our shareholders approved another amendment to the Company's articles of incorporation, effective June 10, 2010, to decrease the Company's authorized shares in the same 3:1 ratio as the reverse stock split, which reduced the 1,000,000,000 authorized common shares on a pre-reverse stock split basis to 333,333,333 authorized common shares after giving effect to the reverse stock split.

On July 18, 2009, we agreed to acquire the M/V Cohiba for a purchase price of $61.25 million. The vessel was delivered on December 9, 2009 and commenced a minimum five year time charter at a gross daily rate of $26,250.

On July 24, 2009, we entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, for the offer and sale of up to $450 million of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and had an available duration of three years. Upon termination of the SEDA on March 18, 2010, we had sold 29,401,836 (88,205,508 before the reverse stock split) common shares with net proceeds amounting to $98.2 million. YA Global received a discount equal to 1.5% of the gross proceeds or $1.5 million.

On August 7, 2009, we entered into a memorandum of agreement with a third party for the sale of M/V Richmond for a sale price of $20.6 million. The vessel was delivered to its new owners on September 30, 2009. The sale of the vessel resulted in a loss of approximately $20.8 million.

On September 30, 2009, we agreed to acquire the M/V Montecristo for a purchase price of $49.5 million. The vessel was delivered to us on June 28, 2010 and commenced a minimum four-year time charter employment at a gross rate of $23,500 per day.

On November 24, 2009, DVB consented to a reduction of the collateral maintenance coverage ratio in our DVB loan to 125% for the period from November 24, 2009 to December 17, 2010 and the deposit of $2.5 million in the retention account that was restricted during the above period. As of December 31, 2010, following the sale of the M/T Tigani, the Company met the collateral ratio requirement and the bank released the $2.5 million from restricted cash.

On November 26, 2009, we contracted to sell the M/T Olinda for a gross sale price of $19.0 million with expected delivery between May 1, 2010 and December 31, 2010. In December 2010 the vessel's delivery period changed to between December 1, 2010 and April 30, 2011.

On December 11, 2009, we contracted to sell the M/V Pierre to a third party for a gross sale price of $22.6 million, which resulted in a loss of approximately $17.4 million.  The vessel was delivered to its new owners on April 14, 2010.

On January 12, 2010, we filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which we may sell up to $400 million of an undeterminable number of securities. No shares have been issued under this registration statement as of the date of this Annual Report.

On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 30,000,000 common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved the award of an aggregate of 1,066,666 (3,200,000 before the reverse stock split) common shares to the Company's Directors and management. Please refer to Item 7 below "Major Shareholders and related Party Transactions".

On January 16, 2010 we terminated the time charter of the M/V Pierre due to the charterer’s insolvency and failure to perform, which termination took effect on January 27, 2010, upon the vessel’s delivery to a new charterer at the same gross daily hire rate of $23,000 for the balance of the original time charter ending in June 2010.
On February 20, 2010, we contracted to sell the M/T Tigani for a gross sale price of $12.25 million. The vessel was delivered to its new owners on May 4, 2010. In November 2009 we had previously recognized an estimated loss of $25.4 million based on an estimated sale price of $9.6 million, which had been determined in sale negotiations which were ultimately unsuccessful. Following the sale in 2010, we recognized a gain of $2.5 million, which represents the increase from the estimated sale price of $9.6 million in 2009 to its actual sale price of $12.25 million in 2010.

On March 4, 2010, we entered into an agreement with a shipyard for the construction of three Capesize Very Large Ore Carriers (VLOCs) for an aggregate price of $204.3 million. The vessels are scheduled for delivery in the first, second and third quarters of 2012.

On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Antonis Kandylidis, our Chief Executive Officer, made an equity contribution of $20.0 million in exchange of approximately 16,666,667 (50,000,000 before the reverse stock split) of the Company's common shares. Please refer to Item 7 below "Major Shareholders and Related Party Transactions".

On June 10, 2010, our stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of our common stock issued and outstanding, were converted into one share of common stock. The reverse stock split took effect as of the start of trading on the Nasdaq Global Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares. Accordingly, all share and per share amounts in this annual report  have been retroactively restated to reflect this change in capital structure.

On June 10, 2010, at the Annual General Meeting of the Shareholders, Mr. George Biniaris was elected to serve as Director of the Company for a term of three years. On June 10, 2010, the Company's Board of Directors designated Mr. George Biniaris as the Chairman of the Audit Committee and determined that he qualifies as an audit committee financial expert as defined under Commission rules. Mr. George Biniaris replaced Mr. Stephen Souras, whose term expired and who did not stand for re-election at the Annual General Meeting of the Shareholders.

On June 15, 2010, the technical and commercial management of our drybulk and the tanker fleets as well as the supervision of the construction of the three VLOCs were contracted under separate management agreements to TMS Dry Ltd. and TMS Tankers Ltd., respectively, which are related technical and commercial management companies. Until June 15, 2010, the technical and commercial management of the Company's fleet was contracted under separate management agreements to Cardiff Marine Inc. (or "Cardiff"), a related technical and commercial management company. Until July 2009, the technical management of the drybulk carriers was performed by Wallem and the technical management of the tanker vessels and the commercial management of all vessels were performed by Cardiff.

On August 13, 2010, our Board of Directors approved the termination of the FFA service agreement that the Company entered into with Cardiff in May 2009, with termination effective on June 15, 2010.

On October 4, 2010, we contracted to sell the M/T Pink Sands and M/V Augusta for $11.1 million and $20.0 million, respectively. The M/T Pink Sands was delivered to its new owners on November 4, 2010 and the M/V Augusta on January 6, 2011. The sale of the vessels resulted in a total loss of $31.1 million. Furthermore, as provided by our loan agreement we made a loan prepayment of $17.4 million.

On November 19, 2010, we contracted to sell the M/V Austin and M/V Trenton for $22.25 million each. Based on an addendum signed February 11, 2011, the selling price was reduced to $21.0 million for each vessel. The vessels were delivered to their new owners on March 10 and 11, 2011, respectively. The sale of the vessels resulted in a total loss of $34.1 million. Furthermore, as provided by our loan agreement we made a loan prepayment of $24.7 million.

On December 12, 2010, we contracted to sell the M/T Tamara for $8.6 million. The vessel was delivered to its new owners on January 13, 2011. Following the sale of the vessel, our loan with DVB was fully repaid.

On December 17, 2010, our Board of Directors approved the award of an aggregate of 6,000,000 common shares under the 2010 Equity Incentive Plan to Steel Wheel Investments Limited, a company controlled by our Chief Executive Officer. Please refer to  Item 7. "Major Shareholders and Related Party Transactions" below.

Our stock price declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 we received notice from The Nasdaq Stock Market that we are not in compliance with the minimum bid price rule and as a result, we are required to take action during the relevant cure period ending in July 2011, such as a reverse stock split, in order to comply with Nasdaq rules.

On February 24, 2011, we accepted a commitment letter with a major Chinese bank for the financing of up to 60% of the aggregate contract cost of the three VLOCs discussed above.

On April 1, 2011, we entered into two agreements to purchase two VLOC vessels under construction of 206,000 DWT each,  through the acquisition of the shares of the relevant owning companies for a  company ultimately controlled by the Company's Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95.04 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

B.   Business Overview

OceanFreight's Strategy and Business Model.

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

Tailored Fleet Composition. Our current fleet consists of six drybulk carriers and one tanker, which we have agreed to sell. In addition, we have agreed to acquire five VLOC newbuilding drybulk carriers with deliveries expected between 2012 and 2013.We primarily focus on the drybulk and tanker segments because the acquisition and employment contracts of these vessels satisfy our financial and operating criteria. As we grow our fleet over time, we intend to explore acquisitions in other seaborne transportation sectors, as opportunities arise, that also meet our financial and operating criteria. We believe that monitoring developments in multiple sectors will position us to opportunistically select vessels in different sectors for acquisition and vessel employment opportunities as conditions in those sectors dictate. We also believe that this outlook enables us to lower our dependence on any one shipping sector as we seek to generate revenues and find attractive acquisition opportunities.

Fixed Rate Charters. With the exception of the M/T Olinda, which is employed in a tanker pool, we have entered into fixed rate period charters for all of our drybulk carriers and tanker vessels with an average remaining duration of approximately 42.2 months as of the date of this Annual Report. We believe these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to charter rate volatility. In the future we will continue to seek fixed rate period charter contracts for our vessels, which include time and bareboat charters, pursuant to which the charterer pays a fixed daily charter rate over a specified period of time. Period charter contracts may include profit sharing arrangements whereby we receive additional charterhire when spot charter rates exceed the fixed daily rate under the period charter. We may also enter into period charters that afford some exposure to the spot market through floating rate period charters where the daily charter rate fluctuates in line with spot rates but cannot fluctuate below a minimum rate, or floor, or above a maximum rate, or ceiling. We may enter into short-term spot charters or place additional vessels in pools which enable participating vessels to combine revenues.

Staggered Charter Renewals. We seek employment for our vessels based on our analysis and assessment of fundamental developments in each particular sector of the industry and the difference in rates for short-, medium- and long-term charters. Renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Diversified Charter Counterparties. Our vessels are chartered to two different charterers operating in the drybulk carrier sector and our tanker is employed in a spot market pool. We believe that chartering our vessels to well established and reputable charterers reduces counterparty risk. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels, thereby enhancing the overall credit quality of our charter portfolio.

Quality Fleet Managers. Our Fleet Managers have established a reputation in the international shipping industry for high standards of performance, reliability and safety. We believe that contracting with fleet managers that have achieved this reputation will create greater opportunities for us to seek employment contracts with well established charterers, many of whom consider the reputation of the fleet manager when entering into charters. We believe we derive important benefits from our Fleet Managers' experience, which enables them to achieve significant economies of scale and scalability in areas such as crewing, supply procurement, and insurance which in addition to other benefits, are passed to us as the vessel owner. We intend to maintain the quality of our fleet through our Fleet Managers' rigorous maintenance programs. We believe that owning a fleet of well-maintained vessels will enable us to operate our vessels with lower operating costs, maintain their resale value and secure employment for our vessels with high quality charterers.

Shipping Operations

OceanFreight's Fleet. We operate a diversified fleet in order to reduce our dependency on any one shipping sector and to capitalize on opportunities for upside potential in both the drybulk and tanker markets. As of the date of this Annual Report, our fleet has a weighted average age of 7.7 years and is comprised of the vessels listed in the table below.

With the exception of the M/T Olinda, which is employed in a spot pool, all of our existing vessels are chartered under long term contracts expiring at various dates, with the latest possible expiration in  2018.

Vessel Name
	Vessel Type	Year Built	Deadweight (in metric tons)
Drybulk Carriers
M/V Robusto	Capesize	2006	173,949
M/V Cohiba	Capesize	2006	174,200
M/V Montecristo	Capesize	2005	180,263
M/V Partagas	Capesize	2004	173,880
M/V Topeka	Panamax	2000	74,710
M/V Helena	Panamax	1999	73,744
Tanker Held for Sale
M/T Olinda	Suezmax	1996	149,085

Dry bulk Carriers to be Acquired
VLOC#1 (1)	Capesize	2012	206,000
VLOC#2 (1)	Capesize	2012	206,000
VLOC#3 (1)	Capesize	2012	206,000
VLOC#4 (2)	Capesize	2013	206,000
VLOC#5 (2)	Capesize	2013	206,000

(1)
On March 4, 2010, we entered into an agreement with a shipyard for the construction of three Capesize Very Large Ore carriers (VLOCs) for an aggregate price of $204.3 million. The vessels are scheduled for delivery in the first, second and third quarters of 2012.

(2)
On April 1, 2011, we entered into two agreements to purchase two Capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies for a company ultimately controlled by the Company's Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered, upon payment of the outstanding yard payments, in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95.04 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

Each of our vessels is owned through a separate wholly-owned subsidiary. Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where sanctions of the United States, the European Union or the United Nations have been imposed.

Vessel Management

We have contracted the day-to-day vessel management of our fleet, which includes performing the day-to-day operations and maintenance of the vessels to two management companies, which we refer to as our Fleet Managers, who are engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. In 2008, our eight Panamax drybulk carriers were managed by Wallem an unrelated third party technical and commercial management company and our five remaining vessels were managed by Cardiff Marine Inc., or Cardiff, a related party. During the period from January 2009 to July 2009, the management of our drybulk vessels (previously under Wallem) was progressively assumed by Cardiff. Effective June 15, 2010, we have contracted the day-to-day management of our drybulk and tanker fleets, which includes performing the day-to-day operations and maintenance of the vessels, to TMS Dry Ltd., or TMS Dry, and TMS Tankers Ltd., or TMS Tankers, respectively. Both TMS Dry and TMS Tankers, or our Fleet Managers, are related party management companies engaged under separate vessel management agreements directly by our respective wholly-owned subsidiaries. Please see Note 3(a) to our consolidated financial statements included elsewhere in this Annual Report. Previously the management of our fleet was performed by Cardiff Marine Inc., or Cardiff, a related party management company. In 2010, Cardiff proceeded with an internal restructuring for the purpose of enhancing its efficiency and the quality of its ship management services. As part of this restructuring our Fleet Managers were established as two different management companies to undertake the management of part of the fleet previously managed by Cardiff. Our Fleet Managers utilize the same experienced personnel previously utilized by Cardiff. We believe that our Fleet Managers maintain high standards of operation, vessel technical condition, safety and environmental protection and control operating expenses through comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crew members. We further believe that the scale and scope of our Fleet Managers enables them to achieve significant economies of scale when procuring supplies and insurance. These economies of scale, as well as our Fleet Managers' ability to spread their operating costs over a larger number of vessels in conjunction with their cost containment programs, are expected to result in cost savings to us. We intend to rely on our Fleet Managers' established operations to help us manage our growth without having to integrate additional resources since we will rely on their resources to manage additional vessels we may acquire in the future.

Our Fleet Managers provide comprehensive vessel management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, supply provisioning as well as vessel accounting.

Our Fleet Managers have implemented the International Maritime Organization, or IMO, International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. It also has obtained documents of compliance for their offices and safety management certificates for their vessels as required by the ISM Code, as well as certificates for vessels under the International Ship and Port Security Code, or ISPS Code, as required by the International Convention for the Safety of Life at Sea, or SOLAS, and the Maritime Transportation Security Act Code, or MTSA Code.

Our Fleet Managers have the following departments:

•	Operations,

•	Technical,

•	Accounting,

•	Crewing,

•	Insurance,

•	Purchasing,

•	Safety and Quality,

•	Sale and Purchase, and

•	Chartering.

Our Fleet Managers provide, under the separate vessel management agreements, specific day-to-day vessel management functions including:

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

Vessel Management Agreements. We do not employ personnel to run our day-to-day vessel management activities. Our Fleet Managers are responsible for all day-to-day vessel management functions pursuant to separate vessel management agreements. Our senior management team, under the supervision of our Board of Directors, manages our business as a holding company, including our administrative functions, and we monitor our Fleet Managers' performance under our vessel management agreements. The vessel management agreements have a one-year term and are automatically extended for successive one year terms, unless in each case, advance notice of termination is given by either party under the terms of the respective vessel management agreements.

In the event that the management agreement is terminated for any reason other than a Fleet Manager's default, we will be required to pay (a) management fees for a further period of three (3) calendar months as from the date of termination and (b) an equitable proportion of any severance crew costs which materialize as per the applicable Collective Bargaining Agreement, or CBA.

Pursuant to the management agreements, we are obligated to pay our Fleet Managers a daily management fee per vessel of €1,500 ($1,988 based on the exchange rate of December 31, 2010) and €1,700 ($2,253 based on the exchange rate of December 31, 2010) for the drybulk carriers and tanker vessels, respectively. The Fleet Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents' fee of €500 ($676 based on the exchange rate of December 31, 2010) per day (c) a commission of 1.25% on charterhire agreements that are arranged by the Fleet Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by the Fleet Managers. Furthermore, the Fleet Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Vessel Employment. We are responsible for all commercial management decisions for our fleet. We use the global network of chartering brokers and industry contacts to provide us with information on charter markets and possible employment opportunities for our vessels. With the exception of the M/T Olinda, which is currently employed in a spot market pool, and which we expect to deliver to its new owners in April 2011, our remaining vessels are presently operating under long-term time charter agreements as follows:

Vessel Name	Estimated Expiration of Charter (*)	Gross Daily Rate

Drybulk Carriers
M/V Robusto	August 2014 to March 2018	$26,000
M/V Cohiba	October 2014 to May 2018	26,250
M/V Partagas	July 2012 to December 2012	27,500
M/V Montecristo	May 2014 to January 2018	23,500
M/V Topeka	January 2012 to April 2013	15,000
M/V Helena	May 2012 to October 2016	32,000

Drybulk Carriers to be Acquired
VLOC#1 (1)	April 2015 to April 2020	25,000
VLOC#2 (2)	August 2017 to August 2022	23,000
VLOC#3 (3)	October 2019 to October 2026	21,500
VLOC#4	Spot
VLOC#5	Spot

____________
(*) The estimated expiration of charter provides the estimated latest redelivery dates at the end of any redelivery optional periods not yet exercised.

(1)
Upon delivery of VLOC#1, which is expected in the first quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of three years at a gross daily rate of $25,000.

(2)
Upon delivery of VLOC#2, which is expected in the second quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of five years at a gross daily rate of $23,000. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $23,000 and $40,000 per day.

(3)
Upon delivery of VLOC#3, which is expected in the third quarter of 2012, the vessel is scheduled to commence time charter employment for a minimum period of seven years at a gross daily rate of $21,500. In addition the time charter contract provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter agreement, is between $21,500 and $38,000 per day.

We believe that these charters will provide us with stable cash flow and high vessel utilization rates and also limit our exposure to freight rate volatility. In addition, renewing our period charters at different times enables us to reduce our exposure to market conditions prevailing at any one time.

Spot Charters. Spot charters generally refer to voyage charters and trip time charters, which generally last from ten days to three months. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under voyage charters, we pay voyage expenses such as port, canal and fuel costs. A trip time charter is generally a contract for a trip to carry a specific cargo from a load port to a discharge port at a set daily rate. Under time charters, including trip time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of spot charters, we would pay for vessel operating expenses, which include vessel management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, and for commissions on gross revenues. We would also be responsible for each vessel's intermediate and special survey costs.

Charterers. We believe that chartering our vessels to a number of well established and reputable charterers reduces the risk of default under our charter contracts. As we grow our fleet over time, we may invest in other seaborne transportation sectors and seek to further diversify the end-users of our vessels thereby enhancing the overall credit quality of our charter portfolio. Our assessment of a charterer's financial condition and reliability is an important factor in negotiating employment for our vessels. We generally charter our vessels to major corporations, publicly-traded shipping companies, reputable vessel owners and operators, trading houses (including commodities traders), major producers and government-owned entities.

For the year ended December 31, 2010, 55% of the Company's voyage revenues were earned from two charterers, who individually accounted for 44.7%, and 10.3% of such revenues, respectively.

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

The International Drybulk Shipping Industry.

We currently employ each of our six drybulk carriers under time charter agreements with an average remaining duration of approximately 42.2 months as of the date of this Annual Report.

The Baltic Dry Index (BDI), a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis covering Supramax, Panamax and Capesize drybulk carriers, recovered significantly in 2010 as compared to the low of the fourth quarter of 2008. The 2010 average of the BDI was 2,761, which is about 5.6% higher than 2009 average and 272% higher than the December 2008 average of 743. However, this is still below the BDI's high of 11,844 reached in May 2008.

The decline in the drybulk market since its peak in 2008 has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Our drybulk carriers are presently employed under time charters and are not directly linked to the BDI. Drybulk vessel values have also rebounded in part since 2008's steep decline. Charter rates and vessel values were affected in 2008 in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. The increase in drybulk vessel values in 2009 resulted primarily from cheaper prices for raw materials from producing countries like Brazil and Australia compared to raw materials produced domestically in Asia; consequently China has increased its imports of raw materials. In 2008, China's iron ore imports comprised about 65% of the total volume of iron transported by sea. In 2009, this number has increased to about 80%, while in 2010 this number dropped slightly due to global recovery of the steel industry. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will experience significant volatility.  Average daily Capesize rates improved significantly to approximately $42,600 for the year ended December 31, 2009, but declined to approximately $33,000 per day in the year ended December 31, 2010.

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

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal, thereby  making them more versatile than larger vessels.

•
Handymax vessels, which have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes, thereby enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels, which have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

As of January 1, 2011, total newbuilding orders had been placed for an aggregate of about 51.9 % of the existing global drybulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the drybulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Many analysts expect that newbuilding orders may experience significant cancellations and/or slippage, defined as the difference between newbuilding deliveries ordered versus actually delivered, in each case due to a lack of financing in the industry. Market sources indicate that slippage in the Handysize sector is about 50% and about 20% in the Capesize sector. The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating repair and survey costs. Scrapping in 2009 had been significant compared to the previous two years, while in 2010 it slowed down due to the recovery of the drybulk market. In 2009, about 10 million dwt was removed from the global drybulk fleet representing 30% of the carrying capacity of the total fleet delivered during the same year. Total drybulk scrapping during 2008 was 5.5 million dwt. As of the end of December 2010, about 24% of the total dry bulk fleet is 20 years old or older. Many analysts expect scrapping to continue to be a significant factor in offsetting the total supply of the drybulk fleet.

The International Tanker Industry.

We currently operate one tanker that we have agreed to sell. In the future, we may purchase additional tankers. The tanker industry has an inherent volatility that is caused by seasonal demand fluctuations. During the fall, refineries typically build stockpiles to cover demand for heating distillates during the winter. Early in the spring the refineries move into a maintenance period in order to switch production to gasoline instead of heavy distillates. This results in the reduction of required seaborne transportation of oil. As a general pattern, demand for petroleum products during the summer is less than the demand for such products during the winter. This seasonality is reflected in the time charter equivalent rate for Suezmax tanker route loading in West Africa and discharging in the U.S. Atlantic Coast. This rate averaged $18,796 per day during August 2010 compared to $32,503 per day during December 2010.

In response to a significant decline in oil prices during 2008, OPEC significantly reduced oil supply, causing WTI oil prices to recover from a low of $34 per barrel in December 2008 to an average WTI oil price of approximately $62 per barrel in 2009 and approximately $80 per barrel in 2010.  During the last OPEC meeting, the ministers agreed to leave existing output targets unchanged in order to help economic recovery by avoiding further increases of oil prices during the economic recession. The decline in oil supply had an adverse effect on the demand for tankers and tanker charter rates.

For 2010, newbuilding deliveries for Suezmax vessels amounted to about 6.2 million dwt tons or 25.2% of the total Suezmax orderbook of 24.6 million dwt tons. During the same period the newbuilding deliveries for Aframax vessels amounted to 7.5 million dwt tons or 48.1% of the total Aframax orderbook of 15.6 million dwt tons.  As of January 1, 2011, the total tanker newbuilding orderbook stood at about 124.6 million dwt. It is expected that about 62.8 million dwt of tankers in excess of 10,000 dwt will be delivered in 2011.

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

Suezmax tankers engage in a range of crude oil trades, usually from West Africa to the United States, the Gulf of Mexico, the Caribbean or Europe, within the Mediterranean, or within Asia. Most Aframax tankers carry dirty products in short regional trades, mainly within Northwest Europe, within the Caribbean, within the Mediterranean or within Asia. Panamax tankers, which are the largest tankers that can pass fully-loaded through the Panama Canal, take advantage of size restrictions on larger vessels in South and North American terminals. Three-quarters of the world's Panamax fleet transports dirty products and the remainder transports clean products.

Handymax and Handysize tankers carry the vast majority of clean products, comprising 90% of all product tankers. Handymax tankers comprise the largest concentration of product tankers because smaller tankers have the greatest flexibility in trade routes and port access. They can service many ports and utilize berthing facilities, which cannot accommodate larger tankers due to size limitations or because those tankers require deeper water in which to operate. Also, port facilities may lack sufficient storage capacity to unload the large loads carried by larger tankers. At the same time, Handymax tankers can load a variety of different cargoes and thereby operate in a number of international oil and oil product trading routes.

Charterhire Rates. Charterhire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and among the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history.

Vessel Prices. Drybulk vessel prices, both for newbuildings and secondhand vessels, have also rebounded in part in 2010 following 2008's steep decline. The decrease from the peak prices seen in 2008 is a result of the reduction in drybulk freight rates, which occurred during the fourth quarter of 2008.

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

Crewing and Shore-based Employees

We, through our vessel-owning subsidiaries, currently employ 162 seafarers onboard our vessels.  OceanFreight Inc. employs five persons: our Chief Executive Officer; our Chief Financial Officer, Treasurer and interim Chief Accounting Officer; our President and Chief Operating Officer and two other employees. Pursuant to our management agreements we utilize TMS Dry Ltd and TMS Tankers Ltd, with approximately 73 shore-based employees, for commercial management services and supervisory services in connection with the technical and commercial management of our vessels.

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

We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution, such as the 2010 Deepwater Horizon spill, or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and that could adversely affect our business, cash flows, results of operations and financial condition.  In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments entered into force on July 1, 2010.  The amended Annex VI is expected to reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships by reducing the global sulfur fuel cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The United States ratified the Annex VI amendments in October 2008, and the U.S. Environmental Protection Agency, or EPA, promulgated equivalent emissions standards in late 2009.

On March 26, 2010, the IMO amended  MARPOL to designate areas extending up to 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada, the Hawaiian Islands and certain portions of French waters, as Emission Control Areas under the MARPOL Annex VI amendments. Once the designations take effect in August 2012, ocean-going vessels in these areas will be subject to stringent emission controls. As a result of these designations or similar future designations, we may be required to incur additional or other costs.

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment becomes mandatory, the cost of compliance could be significant.

Oil Pollution Liability

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions.  For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, or the CLC, although the United States is not a party.  Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain affirmative defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct.  Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner.  In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC.  We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Hull and Machinery and War Risk Insurances. OceanFreight has marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the seven owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible for the hull and machinery insurance ranging from $100,000 to $125,000. OceanFreight has also arranged increased value insurance for all of the owned vessels.

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

As of December 31, 2010, the Company is the sole owner of all of the outstanding shares of the subsidiaries, listed in Note 1 of our consolidated financial statements under item 18, and in exhibit 8.1.

D.	Property, plants and equipment

We do not own real estate property. We lease office space in Athens, Greece, as disclosed in Notes 3, 13 and 16 of our consolidated financial statements under item 18. Our interests in the vessels in our fleet are our only material properties. See "OceanFreight's Fleet" in this section.

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

Factors Affecting our Results of Operations

Charters

We generate revenues by charging customers for the transportation of drybulk and crude oil cargoes using our vessels. With the exception of the tanker M/T Olinda which is employed in the Blue Fin Tankers Inc. spot market pool, we employ our vessels to reputable charterers primarily pursuant to long-term time charters. As of the date of this annual report, our charters have remaining terms ranging between 26.4 months and 58.1 months. We may employ vessels under spot-market charters in the future. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays the vessel operating expenses, including the cost of vessel management fees, crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Under a spot-market charter, the vessel owner pays both the voyage expenses (less specified amounts covered by the voyage charterer) and the vessel operating expenses. Under both types of charters we pay commissions to ship brokers and to in-house brokers associated with the charterer, depending on the number of brokers involved with arranging the charter. Vessels operating in the spot-charter market generate revenues that are less predictable than time charter revenues but may enable us to capture increased profit margins during periods of improvements in charter rates. However, we are exposed to the risk of declining charter rates when operating in the spot market, which may have a materially adverse impact on our financial performance.

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

• TCE rates. Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. TCE is a non-GAAP measure. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenue (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

• Daily vessel operating expenses, which include vessel management fees, crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

The following table reflects our calendar days, fleet utilization and daily TCE rate for the years ended December 31, 2010, 2009 and 2008.

Year 2010
	Drybulk Carriers	Tanker Vessels	Fleet
Calendar Days	3,210	1,161	4,371
Fleet Utilization	96.5%	96.6%	96.4%
Time Charter Equivalent	23,194	22,544	23,022

Year 2009
	Drybulk Carriers	Tanker Vessels	Fleet
Calendar Days	3,190	1,460	4,650
Fleet Utilization	96.9%	94.2%	96.1%
Time Charter Equivalent	29,881	25,471	28,523

Year 2008	Drybulk Carriers	Tanker Vessels	Fleet
Calendar Days	3,294	870	4,164
Fleet Utilization	98.9%	99.8%	99.1%
Time Charter Equivalent	33,561	38,997	34,705

The following table reflects the calculation of our TCE daily rates for the years ended December 31, 2010, 2009 and 2008:

(Dollars in thousands except for Daily TCE rate)

	Drybulk Carriers	Tanker Vessels	Fleet
Year 2010

Voyage revenues and imputed deferred revenue	76,186	26,004	102,190
Voyage expenses	(4,329)	(867)	(5,196)
Time Charter equivalent revenues	71,857	25,137	96,994
Total voyage days for fleet	3,098	1,115	4,213
Daily TCE rate	23,194	22,544	23,022

	Drybulk Carriers	Tanker Vessels	Fleet
Year 2009

Voyage revenues and imputed deferred revenue	96,672	36,263	132,935
Voyage expenses	(4,309)	(1,240)	(5,549)
Time Charter equivalent revenues	92,363	35,023	127,386
Total voyage days for fleet	3,091	1,375	4,466
Daily TCE rate	29,881	25,471	28,523

Year 2008	Drybulk Carriers	Tanker Vessels	Fleet

Voyage revenues and imputed deferred revenue	114,758	42,676	157,434
Voyage expenses	(5,449)	(8,826)	(14,275)
Time Charter equivalent revenues	109,309	33,850	143,159
Total voyage days for fleet	3,257	868	4,125
Daily TCE rate	33,561	38,997	34,705

• Spot Charter Rates. Spot charterhire rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

• Voyage and Time Charter Revenue. Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charterhire rates that our vessels earn under charters, which, in turn, will be affected by a number of factors, including:

•	the duration of our charters;

•	our decisions relating to vessel acquisitions and disposals;

•	the amount of time that we spend positioning our vessels;

•	the amount of time that our vessels spend in drydock undergoing repairs;

•	the amount of time that our vessels spend in connection with maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	levels of supply and demand in the drybulk and crude oil shipping industries; and

•	other factors affecting spot market charterhire rates for drybulk carriers and tanker vessels.

As of December 31, 2010, with the exception of M/T Olinda, M/T Tamara, M/V Augusta, M/V Austin and M/V Trenton, all of our vessels were employed under time charter contracts, which had a remaining duration of a minimum of 30 months and a maximum of 62 months. We believe that these long-term charters provide better stability of earnings and consequently increase our cash flow visibility to our shareholders compared to short-term charters.

The M/T Olinda is employed in a spot market pool. Under the pooling agreement, the vessel will earn charterhire in accordance with the pool point formula as defined in the pool agreement. The pooling agreement provides that charterhire will be paid 30 days in arrears and bunkers on board at the time of delivery will be paid with the first hire payment. Preliminary charterhire will be based on the pool's then current earnings, and is not a guaranteed minimum rate obligation of the pool company. Hire is inclusive of overtime, communication, and victualling. The preliminary charterhire may be adjusted either up or down as necessary by the pool committee depending on the prevailing market condition of the pool. Each vessel's earnings will be adjusted quarterly according to their actual operating days in the pool with surplus funds, if any, distributed based on each vessel's rating as defined in the pool point formula. This vessel is scheduled to be delivered to its new owners in April 2011.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to our consolidated financial statements.

Vessel Lives and Impairment: The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. The actual life of a vessel may be different. We depreciate our vessels based on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton at the date of the vessel's acquisition, which we believe is common in the drybulk and tanker shipping industries.

Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. We record impairment losses only when events occur that cause us to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted projected net operating cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three year time charter rates for drybulk vessels, the three year projected time charter rate for the first three years and the 10 year historical average of the one year and three year time charter rates thereafter for the Suezmax tanker vessel), over the remaining estimated life of each vessel assuming an annual growth rate of 3.0%, net of brokerage commission for drybulk vessels and no growth rate for the tanker vessels. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed to be 99% and 97% for drybulk carriers and tanker vessels, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. We have assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per Light Weight ton, or LWT, at disposal.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require us to record a material impairment charge in future periods.

In 2009 and 2010, in assessing our exposure to impairment risks for our fleet, we considered the current conditions of the international drybulk and tanker industry, the decline of the market values of our vessels, the deterioration of the charterhires and the expected slow recovery of the market, the age of our vessels and the increased costs for their maintenance and upgrading. As a result we determined that the utilization of our tanker vessels over their remaining useful lives has been negatively impacted by the market conditions with low possibilities for recovery. The assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require us to record a material impairment charge in future periods.

Our impairment analysis as of December 31, 2009 indicated that the undiscounted projected net operating cash flows of each of our tanker vessels the M/T Pink Sands and M/T Tamara were below their carrying value and an impairment loss was recognized (see Note 2(l) to our consolidated financial statements). As of December 31, 2010, our impairment analysis did not indicate any impairment issues on our vessels.

Vessels held for sale: It is our policy to dispose of vessels or other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. We classify assets and disposal groups of assets as being held for sale in accordance with ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet (see Note 4 to our consolidated financial statements).

Imputed Prepaid/Deferred Revenue: Our records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed the Company must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

Voyage Revenue:  The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

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

Accounting for Voyage Expenses and Vessel Operating Expenses: Voyage related and vessel operating costs are expensed as incurred. Under a time charter, specified voyage costs, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating costs including vessel management fees, crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charterhire rate of each charter to ship brokers associated with the charterers.

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

Accounting for Derivatives: ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures, which is more fully discussed in Note 10 to our consolidated financial statements. The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company's derivative contracts do not qualify for hedge accounting, therefore changes in fair values have been accounted for as  increases or decreases to earnings.

On January 29, 2008, we entered into two interest swap agreements with Nordea Bank Finland Plc to partially hedge our exposure to fluctuations in interest rates on $316.5 million ($236.2 million as of December 31, 2010) of our long term debt discussed in Note 7 to the consolidated financial statements, by converting our variable rate debt to fixed rate debt. Under the terms of the interest swap agreement we and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The gain derived from the derivative valuation movement is separately reflected in the consolidated statement of income.

Our forward freight agreements or FFAs did not qualify for hedge accounting and therefore changes in their value were reflected in earnings. As of December 31, 2010, we did not have any open positions.

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

Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable. Accordingly, the reportable segments of the company are the tankers segment and the drybulk carriers segment. See Segment Information in Note 15 to our consolidated financial statements included herein for further analysis of our two reportable segments.

New Accounting Pronouncements: Please see Note 2(x) to our consolidated financial statements included herein for a discussion of new accounting pronouncements, none of which had a material impact on our consolidated financial statements.

Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In " – Critical Accounting Policies – Vessel Lives and Impairment," we discuss our policy for impairing the carrying values of our vessels.   During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.  The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2010, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

	Dwt	Year Purchased	Carrying Value

Drybulk Vessels
Trenton	75,229	2007	$21.0 million (1)
Austin	75,229	2007	$21.0 million (1)
Helena	73,744	2007	$38.9 million *
Topeka	74,710	2007	$52.4 million*
Augusta	69,053	2007	$20.0 million (2)
Partagas	173,880	2009	$52.9 million*
Robusto	173,949	2009	$58.8 million*
Cohiba	174,200	2009	$59.1 million*
Montecristo	180,263	2010	$48.9 million

Total Drybulk dwt	1,070,257

Tanker Vessels
Olinda	149,085	2008	$19.0 million (3)
Tamara	95,793	2008	$7.3 million (4)

Total Tanker dwt	244,878

TOTAL DWT	1,315,135

_______________________________

*
Indicates drybulk carriers for which we believe, as of December 31, 2010, the aggregate basic charter-free market value is lower than the vessels' aggregate carrying value by approximately $53.7 million.

(1)  On November 19, 2010, we contracted to sell the M/V Austin and M/V Trenton for $22.25 million each. Based on an addendum signed February 11, 2011, the selling price was reduced to $21.0 million for each vessel. The vessels were delivered to their new owners on March 10 and 11, 2011, respectively. The sale of the vessels resulted in a total loss of $34.1 million. Furthermore, as provided by our Nordea loan agreement we made a loan prepayment of $24.7 million.

(2)  On October 4, 2010, we contracted to sell the M/V Augusta for $20.0 million. The M/V Augusta was delivered to its new owners on January 6, 2011. The sale of the vessel resulted in a loss of $31.6 million.  Furthermore, as provided by our Nordea loan agreement, we made a loan prepayment of $11.6 million in connection with this sale.

(3)  On November 26, 2009, we contracted to sell the M/T Olinda for a gross sale price of $19.0 million with expected delivery between May 1, 2010 and December 31, 2010. In December 2010 the vessel’s delivery period changed to between December 1, 2010 and April 30, 2011.

(4)  On December 12, 2010, we contracted to sell the M/T Tamara for $8.6 million. The vessel was delivered to its new owners on January 13, 2011. Following the sale of the vessel, our loan with DVB was fully repaid.

We note that six of our drybulk vessels are currently employed under long-term, above-market time charters.  We believe that if the vessels were sold with those charters attached, we would receive a premium for those vessels over their basic market value.

We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which would adversely affect our earnings" and the discussion herein under the heading "D. Risk Factors – Industry Specific Risk Factors".

RESULTS OF OPERATIONS

As discussed in Notes 2(t) and 15 to our consolidated financial statements included herein, we have two reportable segments, the drybulk carriers segment and the tankers segment.

The table below presents information about the Company's reportable segments as of December 31, 2008, 2009 and 2010 and for the years then ended, and is expressed in thousands of U.S. Dollars. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

December 31, 2010
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$74,628	$26,004	$-	$100,632
Imputed revenue	1,558	-	-	1,558
Gain on forward freight agreements	(4,342)	-		(4,342)
Voyage expenses	(4,328)	(868)	-	(5,196)
Vessels' operating expenses	(27,476)	(13,602)	-	(41,078)
Survey and dry docking costs	(1,784)	-	-	(1,784)
Interest expense and finance costs, net of capitalized interest	(4,270)	(2,461)	(44)	(6,775)
Interest income	—	—	119	119
Loss on interest rate swaps	(7,202)	(1,511)	-	(8,713)
Depreciation	(23,252)	(1,342)	(259)	(24,853)
Gain/(loss) on vessels sold and vessels held for sale	(65,711)	2,782	—	(62,929)
Segment (loss)/gain	(62,193)	8,976	(8,408)	(61,625)
Total assets	428,187	33,588	17,088	478,863

December 31, 2009
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$82,199	$36,263	$-	$118,462
Imputed revenue	14,473	-	-	14,473
Gain on forward freight agreements	-	-	570	570
Voyage expenses	(4,309)	(1,240)	-	(5,549)
Vessels' operating expenses	(27,067)	(16,848)	-	(43,915)
Survey and dry docking costs	(2,845)	(2,725)	-	(5,570)
Interest expense and finance costs	(7,333)	(4,791)	(45)	(12,169)
Interest income	—	—	271	271
Loss on interest rate swaps	(1,856)	(711)	-	(2,567)
Depreciation	(30,100)	(18,080)	(92)	(48,272)
Impairment on vessels	—	(52,700)	—	(52,700)
Loss from sale of vessels	(69,250)	(63,926)	—	(133,176)
Segment loss	(46,248)	(124,865)	(7,569)	(178,682)
Total assets	444,180	56,253	48,839	549,272

December 31, 2008
	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$104,440	$42,676	$-	$147,116
Imputed revenue	10,318	-	-	10,318
Voyage expenses	(5,449)	(8,826)	-	(14,275)
Vessels' operating expenses	(20,662)	(8,318)	-	(28,980)
Survey and dry docking costs	(736)	-	-	(736)
Interest expense and finance costs	(11,173)	(5,316)	(39)	(16,528)
Interest income	—	—	776	776
Loss on interest rate swaps	(12,076)	(5,108)	—	(17,184)
Depreciation	(32,865)	(10,762)	(31)	(43,658)
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	408,680	184,753	32,137	625,570

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Voyage Revenues

Voyage revenue decreased by $17.9 million, or 15.1%, to $100.6 million for 2010 as compared to $118.5 million for 2009. The decrease in revenues is mainly attributable to the net decrease in voyage days by 253 days representing 1,224 days lost due to the sale of vessels and 52 off-hire days which were mitigated by the 1,024 additional days of operations of the new acquisitions. Furthermore, revenue was adversely affected by the decline in the charter rates of M/T Tigani, M/V Topeka, M/V Austin, M/V Trenton and M/T Olinda and the sale of M/V Richmond, M/V Lansing, M/V Juneau, M/V Pierre, M/T Tigani and M/T Pink Sands which were replaced by M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, which earned a lower average charter rate. The average TCE rate for 2010 was $23,022 per day as compared to $28,523 in 2009, and the fleet utilization was 96.4% in 2009 as compared to 96.1% in 2009. See above under "Factors Affecting our Results of Operations – TCE Rates" for information concerning our calculation of TCE rates.

Imputed Deferred Revenue

M/V Trenton, M/V Austin, M/V Pierre and M/V Topeka were each acquired in 2007 with an existing time charter at a below market rate. The Company adds the fair value of the time charters in the purchase price of the vessels and allocates it to a deferred liability which is amortized over the remaining period of the time charters as an increase of hire revenue. The amortization of imputed deferred revenue for 2010 and 2009 amounted to $1.6 million and $14.5 million, respectively. Imputed deferred revenue has been fully amortized as of December 31, 2010; see Note 6 to our consolidated financial statements.

Gain/(loss) on Forward Freight Agreements

During the year ended December 31, 2010, the loss on FFAs amounted to $4.3 million as compared to a gain of $0.6 million in 2009. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of December 31, 2010, there were no open FFA positions.

Voyage Expenses

Voyage expenses decreased by $0.3 million, or 5.5%, to $5.2 million in 2010 as compared to $5.5 million in 2009. The decrease is mainly due to (a) lower port and bunker costs as a result of the reduced number of off hire days in 2010 of 157 days (including 88 drydocking days) as compared to off hire days in  2009 of 184 days (including 144 drydocking days) and (b) to reduced commissions on revenues as a result of the decrease in revenues.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Vessel operating expenses for 2010 were $41.1 million as compared to $43.9 million for 2009. Excluding the effect of expenses related to drydocking activities of $1.0 million in 2010 and $2.7 million in the same period of 2009, there was decrease in operating expenses of 2.7%. The decrease is mainly due to the sale of vessels in 2010 which was partially mitigated by the additional voyage days of the new acquisitions and the increased management fees due to the change of managers. The calendar days in 2010 were 4,371 days as compared to 4,650 days in 2009. The daily operating expenses on a fleet basis in 2010 were $9,397 per vessel as compared to $9,444 per vessel in 2009.

General and Administrative Expenses

Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and auditing costs, regulatory compliance costs, other miscellaneous office expenses, long-term compensation costs, and corporate overhead. General and administrative expenses for 2010 were $8.3 million as compared to $8.5 million for 2009. The decrease of $0.2 million is the net effect of (a) the decrease in office payroll and related cost of $0.5 million, (b) the increase in compensation cost of $1.0 million, (c) the net decrease in legal and audit fees of $0.6 million, and (d) net decrease of $0.1  million in all other expenses.

Depreciation

Depreciation for 2010 amounted to $24.9 million as compared to $48.3 million in 2009. The decrease of $23.4 million in vessel depreciation charges is attributable to (a) the discontinuance of taking depreciation on M/T Olinda, M/V Augusta, M/V Austin, M/V Trenton and M/T Tamara due to their classification as vessels held for sale resulting in a reduction of $11.7 million, (b) the sale of M/V Richmond, M/V Lansing, M/V Juneau, M/V Pierre, M/T Pink Sands and M/T Tigani and their replacement by M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo in 2010 resulting in a net reduction of depreciation of $11.7 million.

Drydocking

We incurred scheduled drydocking costs in 2010 of $1.8 million related to M/V Trenton, M/V Austin and M/V Topeka. In 2009 we incurred scheduled drydocking costs of $5.6 million related to M/V Helena, M/V Pierre, M/T Tamara and M/T Tigani.

Impairment on Vessels

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

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted projected net operating cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

Our impairment analysis as of December 31, 2009 indicated that the undiscounted projected net operating cash flows of each of our tanker vessels the M/T Pink Sands and M/T Tamara were below their carrying value and an impairment loss was recognized (see Note 2(l) to our consolidated financial statements). As of December 31, 2010, our impairment analysis did not indicate any impairment issues on our vessels.

Loss on Sale of Vessels and Vessels Held for Sale

As of December 31, 2010, we had contracted to sell, on a charter free basis, the M/T Olinda, M/T Tamara, the M/V Augusta, the M/V Austin and the M/V Trenton for an aggregate price of $89.6 million. The M/V Augusta was delivered to its new owners on January 6, 2011, the M/T Tamara on January 13, 2011, the M/V Austin on March 10, 2011 and the M/V Trenton on March 11, 2011. We expect to deliver M/T Olinda to its new owners in April 2011. We have classified the above five vessels as "held for sale" in the accompanying December 31, 2010 consolidated balance sheet at their estimated sale proceeds as all criteria required for their classification as "Held for Sale" were met. The estimated loss of approximately $65.9 million is included in "Loss on sale of vessels and vessels held for sale" in the accompanying 2010 consolidated statement of operations.

As of December 31, 2009, vessels held for sale consisted of the M/T Olinda (see above) and M/V Pierre and M/T Tigani, of which the latter two were delivered to their new owners on April 14, 2010 and May 4, 2010, respectively, resulting in a gain of $2.5 million included in the accompanying 2010 consolidated statement of operations under 'Loss on vessels sold and vessels held for sale'.

Vessels held for sale are stated at their fair values. The fair values were determined based on the memorandum of agreement prices less cost to sell (Level 1).

Interest and Finance Costs

Interest and finance costs decreased by $5.4 million, or 44.3%, to $6.8 million in 2010 as compared to $12.2 million in 2009. The decrease is attributable to the prepayment of our long term debt by $14.4 million related to the sale of M/T Pink Sands and M/T Tigani. Financing costs include amortization of costs incurred in connection with the issuance of long-term debt of $0.5 million in 2010 as compared to $0.7 million in 2009. In 2010 interest was further reduced by $1.0 million representing capitalized imputed interest relating to the construction of the new buildings.

The realized loss of 2009 for the swap agreements discussed further below of $7.7 million previously included in "Interest and finance costs" were reclassified to "Loss on derivative instruments" to conform to the December 31, 2010, presentation.

Derivative Instruments

Swap Agreements: We entered into two interest rate swap agreements on January 29, 2008 to partially hedge the interest rate exposure on our variable rate debt. At December 31, 2010 and 2009, the fair values of the derivative contracts amounted to $11.6 million and $11.0 million in liability, respectively.  The decrease in fair values of $0.6 million is included in "Loss on derivative instruments" in the consolidated statements of operations. The current portion of the total fair value of $6.7 million is included in current liabilities as Derivative liability, while the non-current portion of $4.9 million is included in other non-current liabilities as Derivative liability in the December 31, 2010 consolidated balance sheet. The realized swap interest for 2010 amounted to $8.1 million.

FFAs: In 2010, the loss on FFAs amounted to $4.3 million. As of December 31, 2010 we had no open FFA positions. In 2009, the gain from FFAs amounted to $0.6  million. There were no open positions as of December 31, 2009.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Voyage Revenues

Voyage revenue decreased by $28.6 million, or 19.4%, to $118.5 million for 2009 as compared to $147.1 million for 2008. The decrease is mainly attributable to (a) the sale of three vessels which were replaced by new vessels chartered at lower hire rates resulting in $11,050 lower daily hire rate, (b) the employment of the M/T Olinda in a spot pool in October 2008 resulting in reduction of its daily TCE rate from $57,176 to $21,600, (c) the early termination of the charter party of M/V Augusta in November 2008 and its re-employment at lower daily hire rate resulting in the reduction of daily hire from $42,100 per day to $16,000 per day, (d) the early termination of the charter party of  M/V Topeka in July 2009 and its re-employment at lower daily hire rate resulting in the reduction of daily hire from $23,100 per day to $18,000 per day and (e) the scheduled drydockings which resulted in 145 off hire days in 2009 as compared to no days in 2008. The effect of the decrease in hire rates was  mitigated by the increase of voyage days from 4,125 in 2008 to 4,466 in 2009 mainly due to the operation the of M/T Olinda, M/T Tigani and M/T Tamara for the full year in 2009. The average TCE rate for 2009 was $28,523 per day as compared to $34,705 in 2008, and the fleet utilization was 96.1% in 2009 as compared to 99.1% in 2008. See above under "Factors Affecting our Results of Operations – TCE Rates" for information concerning our calculation of TCE rates.

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

Loss on Sale of Vessels and Vessels Held for Sale

The loss of $133.2 million consists of $51.9 million representing the loss incurred from the sale of M/V Lansing, M/V Richmond and M/V Juneau and from $81.3 million representing the estimated loss to be incurred from vessels M/V Pierre, M/T Olinda and M/T Tigani classified as vessels held for sale.

Drydocking

We expense the total costs associated with a drydocking and special surveys in the period that they are incurred. Regulations or incidents may change the estimated dates of the next drydocking for our vessels. For 2009 and 2008, the expense related to drydocking totaled $5.6 and $0.7 million, respectively. Four vessels were drydocked in 2009 as compared to one vessel in 2008.

Interest and Finance Costs

Interest and finance costs decreased by $4.3 million, or 26.1%, to $12.2 million in 2009 as compared to $16.5 million in 2008. Interest expenses in 2009 amounted to $10.6 million as compared to $14.8 million in 2008. The decrease is mainly attributable to the loan prepayment of $25 million made in early 2009 under our amendatory agreement to our Nordea credit facility, as discussed elsewhere in this annual report. Financing costs include amortization of costs incurred in connection with the issuance of long-term debt of $0.7 million in 2009 as compared to $0.5 million in 2008.

The realized loss of the swap agreements discussed further below for 2008 ($1.0 million) and 2009 ($7.7 million) previously included in "Interest and finance costs" were reclassified to "Loss on derivative instruments" to make these prior years comparable with the presentation for December 31, 2010.

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

Derivative Instruments

Swap Agreements: We have entered into two interest rate swap agreements on January 28, 2008 to partially hedge the interest rate exposure on our variable rate debt. At December 31, 2009 and 2008, the fair values of the derivative contracts amounted to $11.0 million and $16.1 million in liability, respectively.  The decrease in fair values of $5.1 million is reflected in Gain on derivative instruments in the consolidated statement of operations. The current portion of the total fair value of $7.4 million is included in current liabilities as Derivative liability, while the non-current portion of $3.6 million is included in other non-current liabilities as Derivative liability in the December 31, 2009 consolidated balance sheet. The realized swap interest for 2009 amounted to $7.7 million.

FFAs: During the year ended December 31, 2009, the gain on FFAs amounted to $0.6 million. Such agreements did not qualify for hedge accounting and therefore changes in their fair value were reflected in earnings. As of December 31, 2009, there were no open FFA positions.

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

Foreign Currency Risk

We generate all of our revenues in U.S. dollars, but incur approximately 2.88% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2010, the outstanding accounts payable balance denominated in currencies other than the U.S. dollar was not material.

B.	Liquidity and Capital Resources

Our principal sources of funds are equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facility, and historically, to pay dividends.

We expect to rely upon operating cash flows, long-term borrowings, as well as equity financings to implement our growth plan and our capital commitments discussed in Note 5 to the December 31, 2010 consolidated financial statements. We have financed our capital requirements with the issuance of equity in connection with our initial public offering, our controlled equity offering and the Standby Equity Purchase Agreement, or SEPA, the Standby Equity Distribution Agreement, or SEDA, and the equity contribution from Basset Holding Inc. discussed in Note 8 to the December 31, 2010 consolidated financial statements, cash from operations and borrowings under our long-term arrangements, discussed in Note 7 to the December 31, 2010 consolidated financial statements. Under the SEPA, SEDA and the contribution from Basset we issued an aggregate of 70,018,503 of our common shares (210,055,508 common shares before the reverse stock split effect) with total net proceeds of $228.1 million. The SEPA and SEDA were terminated on May 21, 2009 and on March 18, 2010, respectively.

As of December 31, 2010, we had an outstanding indebtedness of $209.8 million and our aggregate payments of principal due within one year amounted to $82.3 million. Our loans contained a minimum cash requirement of $500,000 per vessel, which, on our fleet of 11 vessels, amounted to $5.5 million.

As of December 31, 2010, our capital commitments in connection with the construction of the three VLOCs were $159.3 million. Subsequent to December 31, 2010, our capital commitments increased by $95.0 million due to the acquisition of two additional VLOCs. We intend to partially finance our capital requirements with external bank financing, equity offerings and cash from operations.

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

Long Term Debt Obligations and Credit Arrangements:

On September 18, 2007, the Company entered into a loan agreement with Nordea Bank Norge ASA, for a $325 million senior secured credit facility, or the Nordea credit facility, for the purpose of refinancing the existing term loan facility with Fortis Bank of $118 million and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Nordea credit facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Nordea credit facility.

The amended syndicated Nordea credit facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200 million of which the Company utilized $199 million to repay the outstanding balance of the credit facility with Fortis of $118 million, to partially finance the acquisition of vessels and for working capital purposes. As of December 31, 2010, following the mandatory prepayment of $24.7 million,  due to the sale of M/V Augusta, M/V Austin and M/V Trenton the balance of Tranche A of $110.5 million will be reduced or repaid in nine semi-annual equal installments in the amount of $8.75 million each and a balloon installment in an amount of $31.75 million.

Tranche B is a term loan facility in a maximum amount of $125 million which was fully utilized to partially finance the acquisition of vessels. As of December 31, 2010, following the mandatory prepayment of $11.6 million due to the sale of M/V Augusta, M/V Austin and M/V Trenton, the balance of Tranche B of $58.5 million is repayable in one installment of $6.8 million followed by nine equal consecutive semi-annual installments in the amount of $5.5 million each and a balloon installment in the amount of $2.2 million. As of the December 31, 2010, we were in compliance with the loan covenants.

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

The loan agreement includes among other covenants, financial covenants requiring (i) the ratio of funded debt to the sum of funded debt plus shareholders' equity not to be greater than 0.70 to 1.00; (ii) effective July 1, 2008, the liquidity must not be less than $0.5 million multiplied by the number of vessels owned (iii) effective December 31, 2007, the ratio of EBITDA to net interest expense at each quarter end must not be less than 2.50 to 1; (iv) the aggregate fair market value of the vessels must not be less than 100% of the aggregate outstanding balance under the loan plus any unutilized commitment under Tranche A. As of December 31, 2010, we were in compliance with above mentioned covenants.

On December 23, 2008, we entered into a loan agreement with DVB Bank SE for a new secured term loan facility for an amount of $29.56 million, which was fully drawn on January 14, 2009 (see Note 7 to our consolidated financial statements). We used $25 million of the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to the Nordea credit facility described below. On May 4, 2010, the M/T Tigani was sold and as provided in the loan agreement a mandatory prepayment of the loan of $8.6 million was made, which reduced the outstanding loan balance. The balance of the loan at December 31, 2010 of $4.4 million was fully repaid following the sale of M/T Tamara in 2011.

As provided in the Nordea credit facility, in the case of a sale of a vessel, the Company has the option of either using the sale proceeds for the prepayment of the loan or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Pierre, M/V Lansing M/V Richmond and M/V Juneau to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo respectively.

As of December 31, 2010, we were in full compliance with our Nordea loan covenants.

On February 24, 2011, the Company accepted a commitment letter from a major Chinese bank for the financing of up to 60% of the aggregate contract cost of the three VLOCs discussed above.

Cash Flows

Cash and cash equivalent are primarily held in U.S. dollars.

The following table presents cash flow information for the year ended December 31, 2008, 2009 and 2010. The information was derived from the audited consolidated statements of cash flows of OceanFreight and is expressed in thousands of U.S. Dollars.

(Dollars in thousands)	2008	2009	2010
Net cash provided by operating activities	$81,369	$26,552	$28,449
Net cash used in investing activities	(120,665)	(130,786)	(42,678)
Net cash provided by/(used in) financing activities	43,321	118,437	(13,494)
Increase/(decrease) in cash and cash equivalents	4,025	14,203	(27,723)
Cash and cash equivalents beginning of year	19,044	23,069	37,272
Cash and cash equivalents end of year	$23,069	$37,272	$9,549

Net cash provided by operating activities:

Net cash provided by operating activities in 2010 increased by $1.9 million or 7.1% as compared to 2009, due to the decrease in operating losses. Net cash provided by operating activities in 2009 decreased by $54.8 million or 67.4% due to the decrease in our vessels' revenue and the scheduled drydocking of four vessels as compared to one in 2008.

Net cash used in investing activities:

Net cash used in investing activities in 2010 was $42.7 million, which represents $46.6 million paid in connection with the vessels under construction, $40.2 million paid for the acquisition of M/V Montecristo and $44.1 million of net proceeds collected from the sale of M/V Pierre, M/T Tigani and M/T Pink Sands. Net cash used in investing activities in 2009 was $130.8 million, which represents $9.9 million of initial deposits made in connection with the acquisition of M/V Montecristo, $180.5 million paid for the acquisition of M/V Robusto, M/V Cohiba and M/V Partagas, $0.8 million paid for the acquisition of two automobiles used for corporate purposes and $60.4 million proceeds from the sale of  M/V Lansing, M/V Juneau and M/V Richmond.

Net cash provided by/(used in) financing activities:

Net cash used in financing activities in 2010 was $13.5 million and consists of (a) $39.2 million of net proceeds from our  SEDA equity offering and capital contribution from Basset, (b) $41.5 million of repayment of long-term debt, (c) $14.4 million of prepayment of long term debt due to the sale of M/T Tigani and M/T Pink Sands, (d) $3.5 million representing decrease in restricted cash required under our loan agreements and (e) $0.3 million of financing costs.

Net cash provided by financing activities in 2009 was $118.4 million and consists of (a) $188.3 million of net proceeds from our SEPA and SEDA equity offerings, (b) $29.6 million of proceeds drawn under our secured long-term debt, (c) $71.9 million of repayment of long term debt, (d) $25 million of repayment of sellers' credit and (e) $2.5 million representing restricted cash required under our loan agreements.

Net cash provided by financing activities in 2008 was $43.3 million and consists of (a) $50.9 million of net proceeds from our controlled equity offering, (b) $63.4 million of proceeds drawn under our long-term debt, (c) $16.0 million of repayment of long term debt, (d) $47.8 million of dividends paid, (e) $6.5 million representing restricted cash required under our loan agreements and (f) $0.7 million in financing fees paid in connection with our DVB loan.

Adjusted EBITDA:

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

EBITDA and Adjusted EBITDA are non-GAAP measures and have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of OceanFreight's results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets that are depreciated and amortized may need to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirement for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of OceanFreight's performance.

The following table reconciles net cash provided by operating activities to Adjusted EBITDA for the years ended December 31, 2008, 2009 and 2010:

(Dollars in thousands)	2008	2009	2010
Net cash provided by operating activities	$81,369	$26,552	$28,449
Net increase in current and non-current assets	4,881	9,988	(481)
Net increase in current liabilities, excluding current portion of long term debt	(5,865)	143	(1,214)
Net Interest expense (1)	16,789	19,563	14,816
Amortization of deferred financing costs included in interest expense	(475)	(744)	(538)
Adjusted EBITDA	$96,699	$55,502	$41,032

(1)	Net Interest expense includes the realized interest on Interest Rate Swaps.

Working Capital Position

On December 31, 2010, our current assets totaled $109.8 million while current liabilities totaled $111.3 million, resulting in a negative working capital position of $1.5 million. We believe we will generate sufficient cash during 2011 to make the required principal and interest payment on our indebtedness and provide for our normal working capital requirements and remain in a positive cash position in 2011. Furthermore, as explained under Item 4.A in this report we have secured external financing that will enable us to meet our predelivery commitments under the shipbuilding contracts of the three VLOCs. Item 4.A. also describes the shipbuilding contracts for the additional two VLOCs which we agreed to acquire in April 2011 but we have not yet secured financing to satisfy the remaining payments. The total outstanding yard payments amount to $95.0 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013. We expect that for these two VLOCs and for any additional vessels that we acquire, we will rely on new debt, proceeds from future offerings and revenues from our operations to meet our liquidity needs going forward.

Interest Rate Risk:

We are subject to market risks relating to changes in interest rates, because of our floating rate debt outstanding. During 2007, we paid interest on our debt based on LIBOR plus a margin. On January 29, 2008, we entered into two interest rate swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of our loan agreement, we have fixed our interest rate at 6.05% inclusive of margin.

The table below provides information about our long-term debt and derivative financial instruments and other financial instruments at December 31, 2010 that are sensitive to changes in interest rates. See notes 7 and 10 to our consolidated financial statements, which provide additional information with respect to our existing debt agreements and derivative financial instruments. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For derivative financial instruments, the table presents average notional amounts and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts. Weighted average interest rates are based on implied forward rates in the yield curve at the reporting date.

	Expected maturity date
	2011	2012	2013 onwards
	(in thousands of U.S. Dollars)
Long-term debt (1)
Repayment amount	65,991	28,528	110,847
Variable interest rate	0.48%	1.23%	1.86%
Average interest rate	3.55%	3.55%	3.55%
Interest rate derivatives
Swap notional amount (2)	214,932	179,053	157,651
Average pay rate (2)	3.55%	3.55%	3.55%
Average receive rate (2)	0.48%	1.23%	1.86%
____________

(1)	See note 7 to our consolidated financial statements for a description of our Nordea credit facility.

(2)
On January 29, 2008, we entered into two interest rate swap agreements with Nordea Bank Norge ASA, our lending bank, to partially hedge our exposure to fluctuations in interest rates on an aggregate notional amount of $316.5 million, decreasing in accordance with the debt repayments, by converting the variable rate of our debt to fixed rate for a period for five years, effective April 1, 2008. Under the terms of the interest rate swap agreements, the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges, under ASC 815, Derivatives and Hedging, and consequently, the changes in fair value of these instruments are recorded through earnings. The swap agreements expire in April 2013.

C.	Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.

D.	Trend Information

Please see "The International Drybulk Industry" and "The International Tanker Industry" sections in Item 4.B.

E.	Off-Balance Sheet Arrangements:

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2010:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total

	(in thousands of U.S. dollars)

Long term debt (1)	70,397	57,056	82,319	-	209,772
Vessels under construction	40,860	118,440	-	-	159,300
Management fees	4,624	11,923	9,501		26,048
Office Lease (2)	16	32	32	-	80
Total	115,897	187,451	91,852	-	395,200
____________

(1)       As further discussed in our December 31, 2010 consolidated financial statements the outstanding balance of our long-term debt at December 31, 2010, was $209.8 million. The loan bears interest at LIBOR plus a margin. Estimated interest payments are not included in the table above. See "Item 5.B. Liquidity and Capital Resources — Long-Term Debt Obligations and Credit Arrangements" and Note 7 to our consolidated financial statements.

(2)     As further explained in our December 31, 2010 consolidated financial statements, the two lease agreements we had for our office facilities in Athens expired on December 31, 2010. On January 1, 2011 we entered into a new lease agreement for the current office space leased from a family member of Mr. George Economou, which terminates on December 31, 2015.

G.	Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our Board of Directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our Board of Directors and hold office until a successor is elected. Antonis Kandylidis is the son of Konstandinos Kandylidis. There are no Directors' service contracts with the Company or any if its subsidiaries providing for benefits upon termination of employment.

On June 10, 2010, at the Annual General Meeting of the Shareholders, Mr. George Biniaris was elected to serve as Director of the Company for a term of three years. On June 10, 2010, the Company's Board of Directors designated Mr. George Biniaris as the Chairman of the Audit Committee and determined that he qualifies as an audit committee financial expert as defined under Commission rules. Mr. George Biniaris replaced Mr. Stephen Souras, whose term expired and who did not stand for re-election at the Annual General Meeting of the Shareholders.

In December 2010, our Chief Accounting Officer Mrs. Konstandia Papaefthymiou submitted her resignation for personal reasons and effective February 1, 2011, her duties were temporarily assumed by our Chief Financial Officer.

Name	Age	Position
Antonis Kandylidis	34	Chief Executive Officer and Class B Director
Demetris Nenes	35	President – Chief Operating Officer
Solon Dracoulis	56	Chief Financial Officer and Treasurer
Konstandia Papaefthymiou	42	Chief Accounting Officer
Professor John Liveris	57	Chairman and Class A Director
Konstandinos Kandylidis	60	Class C Director
Panagiotis Korakas	59	Class B Director
George Biniaris	52	Class C Director

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

Professor John Liveris has served as a member of our Board of Directors since April 2007, has served as our Chairman since December 2007 and is a consultant in the technology and defense industries based in Athens, Greece. His most recent affiliations include Contour Global LLC, Scientific Games Corporation, Hellenic Telecommunications Organization (OTE), Motorola, EADS Eurofighter, the Monitor Company and Northrop Grumman Corporation. Prior to his current activities, Professor Liveris was, until 1999, the Group Senior Advisor at Intracom, the leading Greek telecommunications and electronics manufacturer where he was responsible for developing thrusts into new markets, including the establishment of a Defense division, and new technologies, for revamping Intracom's image and for all relations with the multi-lateral funding institutions. Mr. Liveris studied Mechanical Engineering at Tufts University in Boston, Mass. He did his graduate and doctoral studies in Engineering Management at the George Washington University in Washington, DC. There he taught from 1979 to 1996, attaining Professorial rank. Prof. Liveris has had a twenty-year professional experience in Washington, DC in various Greek government and private sector managerial and consulting positions. He has also had an extensive career as a journalist.

George Biniaris  has served as a member of our Board of Directors since June 2010. He served as Chief Financial Officer of Lapapharm, a private equity business, from 1995 until his retirement in 2010. Prior to this, he served as Chief Accountant of Lapapharm from 1990 to 1995, having initially joined Lapapharm, as an assistant to the Chief Accountant in 1986. Mr. Biniaris started his career working at the Greek Ministry of Agriculture and later worked for a law firm in the division of mergers and acquisitions. Prior to this, he graduated from the Athens University for Economics and Business in 1983.

Stephen Souras has served as a member of our Board of Directors from April 2007 until June 2010 when his term expired.. He is also a director of Investment Yard Management Limited, a Cayman Islands investment manager, overseeing a portfolio of alternative investments. Prior to employment at Investment Yard Management Limited Mr. Souras worked at Goldman Sachs International in the Investment Management Division advising and managing the portfolios of high net worth clients. Prior to Goldman Sachs, Mr. Souras started his career in business development for a consumer goods company in Asia. Mr. Souras was also employed at UBS Warburg in equity sales and then research where he advised institutional investors. Mr. Souras is a graduate of Imperial College in London, where he obtained a Bachelor of Engineering degree in Information Systems Engineering in 1992 and M.Sc. with Distinction, in Applications of Electronics in Medicine in 1993. He also holds a MBA from INSEAD in Fontainebleau, France.

Konstandia Papaefthymiou has served as our Chief Accountant since June 2007 and as our Chief Accounting Officer since January 2010 and until January 2011 when she submitted her resignation. For the period from 2005 to 2007, Ms. Papaefthymiou was the chief accountant of Navios Maritime Holdings. Ms. Papaefthymiou has a long experience in the shipping industry and has served as Chief Accountant and Financial Controller in Private and Public shipping companies since 1992. During the last five years, Ms. Papaefthymiou has been involved in various projects including M&A transactions, the designing and implementation of corporate internal controls and setup of IT integrated infrastructure for Shipping Companies. She holds a Bachelor Degree from the Law School of the University of Athens, Political and Economic Studies. She also holds an MBA in shipping from ALBA Business School.

B.	Compensation

We paid an aggregate amount of $3.8 million and $3.9 million as annual compensation and cash bonus to our chief executive director officer for the fiscal years ended December 31, 2010 and 2009, respectively. Non-executive directors and officers other than our Chief Executive Officer received annual compensation and cash bonus in the aggregate amount of $1.2 million and $1.6 million for fiscal years ended December 31, 2010 and December 31, 2009, respectively, plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

On December 24, 2008, the Company's Board of Directors approved the amendment of the consultancy agreement for the services to the Company of the Chief Executive Officer and increased the annual base consulting fee from $0.66 million (Euro 0.5 million) to $0.93 million (Euro 0.7 million) with effect January 1, 2009. All other terms of the consultancy agreement remained unchanged. The duration of the agreement will be for five years beginning January 1, 2009, and ending, unless terminated earlier on the basis of any other provision as may be defined in the agreement, on the day before the fifth anniversary of such date. In addition, 80,000 subordinated shares were issued to our Chief Executive Officer and 5,150 common shares were issued to our former Chief Operating Officer. The aggregate of 696,050 (2,085,150 before the reverse stock split effect) subordinated shares were converted into common shares on August 15, 2008 following the satisfaction of conditions contained in our Amended and Restated Articles of Incorporation.

Pursuant to the Company's 2010 Equity Incentive Plan described below, in January 2010, an aggregate of 1,066,667 (3,200,000 before the reverse stock split) common shares were awarded to the Company's directors and officers. In December 2010, 6,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer. These shares vest ratably over a three year period commencing on the date of issuance.

Equity Incentive Plan

2010 Equity Incentive Plan

In January 2010, we adopted an equity incentive plan which we refer to as the 2010 Equity Incentive Plan, or the Plan, under which officers, key employees, directors and consultants of us and our subsidiaries will be eligible to receive options to acquire common shares, stock appreciation rights, restricted stock, dividend participation rights and other stock-based or stock-denominated awards. We have reserved a total of 10,000,000 (30,000,000 before the reverse stock split) common shares for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan will be administered by our Compensation Committee, or such other committee of our Board of Directors as may be designated by the board to administer the Plan.

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

On January 18, 2010, the Company's Board of Directors adopted and approved in all respect the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by our Chief Executive Officer, and an aggregate of 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company's Directors and officers. On December 17, 2010, Company's Board of Directors adopted and approved in all respect the resolutions of the meetings of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 common shares were awarded to Steel Wheel Investments Limited.

C.	Board Practices

Our Board of Directors is elected annually on a staggered basis, and each director elected holds office for a three year term or until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. The current term of office of each director is as follows: our Class A directors will serve for a term expiring at the 2011 annual meeting of shareholders, our Class B directors will serve for a term expiring at the 2012 annual meeting, and our Class C directors will serve for a term expiring at the 2013 annual meeting.

Committees of the Board of Directors

We have established an audit committee comprised of three independent members of our Board of Directors who are responsible for reviewing our accounting controls and recommending to the Board of Directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee. We have established a compensation committee comprised of independent directors which is responsible for recommending to the Board of Directors our senior executive officers' compensation and benefits. We have also established a nominating and corporate governance committee which is responsible for recommending to the Board of Directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The members of the audit, compensation and nominating committees are Mr. G. Biniaris, who also serves as the chairman of our audit and compensation committees, Mr. Liveris who also acts as the chairman of our Board of Directors and corporate governance committee, and Mr. P. Korakas. Our Board of Directors has determined that Mr. G. Biniaris qualifies as "financial expert" under the Commission's rules.

D.	Employees

As of December 31, 2010 the Company employed six persons, namely Antonis Kandylidis, our Chief Executive Officer, Demetris Nenes, our President and Chief Operating Officer, Solon Dracoulis, our Chief Financial Officer and Treasurer, Konstandia Papaefthymiou, our Chief Accounting Officer and two other employees, all of whom are located in Athens. Effective February 1, 2011, the duties of our Chief Accounting Officer were temporarily assumed by our Chief Financial Officer following the resignation of Ms. Papaefthymiou.

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

Title of Class	Identity of Person or Group	Number of Shares Owned	Percent of Class
Common Stock, par value $0.01	Antonis Kandylidis (1)	60,017,141 (1)	50.5%
	All other Directors and officers as a group	118,481	*

(1) Mr. Antonis Kandylidis may be deemed to beneficially own (a) 17,333,333 of these common shares through Basset Holdings Inc., a company of which he is the controlling person, (b) 7,026,666 of these common shares through Steel Wheel Investments Ltd., a company of which he is the controlling person and (c) 35,657,142 of these common shares through Haywood Finance Limited, a company of which he is the controlling person.

* Less than 1% of our issued and outstanding common stock.

B.	Related Party Transactions

Registration Rights Agreement

On September 3, 2008, we filed a resale shelf registration statement on Form F-3 to register 695,050 (2,085,150 before the reverse stock split) common shares on behalf of Basset Holdings Inc., Steel Wheel Investments Ltd. and Seabert Shipping Co., a company controlled by our former Chief Operating Officer. This resale shelf registration statement was amended on October 30, 2009 and has not yet been declared effective.

Cardiff Marine Inc. ("Cardiff")

Until June 15, 2010, we used the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of the Company's fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C Kandylidis is the sister of Mr. G Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

Prior to June 15, 2010, Cardiff was engaged under separate vessel management agreements directly by the Company's respective wholly owned vessel owning subsidiaries. Under the vessel management agreements Cardiff was entitled to a daily management fee per vessel of €764 ($1,013) and €870 ($1.153) for the drybulk carriers and tanker vessels, respectively. Cardiff also provided, other services pursuant to a services agreement, which was terminated on June 15, 2010, under which the Company paid additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by Cardiff, (3) a commission of 1.25% of charterhire agreements arranged by Cardiff, (4) an information technology fee of €26,363 ($34,939) per quarter and (5) a fee of €527 ($698) per day for superintendent inspection services in connection with the possible purchase of a vessel. The U.S. dollar exchange figures above are based on the exchange rate at December 31, 2010. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. We were also reimbursed Cardiff for any out-of-pocket expenses at cost plus 10%.

In May 2009, we entered into a service agreement with Cardiff whereby Cardiff is entitled to a 0.15% brokerage commission on the Company's FFA trading transactions. The agreement was terminated on June 15, 2010.

Until July 2009, when Cardiff assumed the management of all of our vessels, it was providing supervisory services for the vessels whose technical manager at the time was Wallem Ship Management Ltd. in exchange for a daily fee of €105 ($140 based on the exchange rate at December 31, 2010) per vessel.

Furthermore, based on the management agreements with Cardiff we, as of June 15, 2010, had made a security payment of $6,486, representing managed vessels' estimated operating expenses and management fees for three months. Following the termination of the agreements on June 15, 2010, the security payment was reimbursed to us in September 2010.

The fees charged by Cardiff for 2008, 2009 and 2010 are as follows:

Nature of charge	2008	2009	2010	Included in
	(in thousands of U.S. Dollars)
Management fees	$1,605	$4,594	$2,275	Vessels' operating expenses - Statement of Operations
Commission on charterhire agreements	698	685	444	Voyage expenses - Statement of Operations
Commission on FFA trading	—	76	26	Gain on forward freight agreements – Statement of Operations
Commission on vessels under construction	—	—	450	Vessels under construction – Balance Sheet
Commissions on purchase of vessels	1,440	1,785	—	Vessels, net - Balance Sheet
Commissions on sale of vessels	—	1,135	28	Loss on sale of vessels – Statement of Operations
Financing fees	870	—	—	Interest and finance costs - Statement of Operations
IT related fees	29	—	—	Other fixed assets, net - Balance Sheet
IT related fees	27	—	—	General and administrative expenses - Statement of Operations
Financing fees	59	—	—	Deferred financing fees, net - Balance Sheet
Legal Attendance	—	80	—	Vessels' operating expenses - Statement of Operations
Mark up on reimbursement of out of pocket expenses	—	13	1	Vessels' operating expenses - Statement of Operations

At December 31, 2009 and 2010, $0.79 million and $nil million, respectively, are payable to Cardiff, and are reflected in the consolidated balance sheets as "Due to related parties". In addition, $0.34 million due from and $0.3 million due to Cardiff as at December 31, 2009 and 2010, respectively, relating to the operations of the vessels under Cardiff's management, are included in "Prepayments and other" and " Accounts Payable" in the consolidated balance sheets.

TMS Dry Ltd. and TMS Tankers Ltd.

Following termination of the management agreements with Cardiff discussed above, effective June 15, 2010, we contracted the technical and commercial management of our drybulk and tanker fleet as well as the supervision of the construction of the newbuildings to TMS Dry Ltd. and TMS Tankers Ltd., respectively, which we refer to as our Fleet Managers. Both companies are beneficially owned by (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is also the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis

The Fleet Managers are engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements we pay a daily management fee per vessel, which includes budgeted superintendent's fees per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% and more than 5%. In the event that the management agreement is terminated for any reason other than Fleet Managers' default, we will be required (a) to pay management fees for a further period of three (3) calendar months as from the date of termination and (b) to pay an equitable proportion of any severance crew costs which materialize as per applicable the Collective Bargaining Agreement (CBA). In this respect, we will have to pay approximately $942 due to the expected sale of the M/T Olinda, M/T Tamara, M/V Augusta, M/V Austin and M/V Trenton.

The Fleet Managers are also entitled to a daily management fee per vessel of €1,500 ($1,988 based on the exchange rate of December 31, 2010 and €1,700 ($2,253 based on the exchange rate of December 31, 2010) for the drybulk carriers and tanker vessels, respectively. The Fleet Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents' fee of €500 ($663 based on the exchange rate of December 31, 2010) per day (c) a commission of 1.25% on charterhire agreements that are arranged by the Fleet Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in our fleet that are arranged by the Fleet Managers. Furthermore, the Fleet Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Furthermore, based on the management agreements, as of December 31, 2010, we made a security payment of $4.1 million to TMS Dry Ltd, representing managed vessels' estimated operating expenses and management fees for three months which will be settled when the agreements terminate; however, in case of a change of control the amount of the security is not refundable. The amounts have been classified under "Other non-current assets" in the accompanying 2010 consolidated balance sheet.

The fees charged by TMS Dry Ltd. and TMS Tankers Ltd. during the period from June 15, 2010 to December 31, 2010 are as follows:

Nature of charge	TMS Dry LTD	TMS Tankers Ltd	Included in
	(in thousands of U.S. Dollars)
Management fees	$3,496	$1,198	Vessels' operating expenses - Statement of Operations
Commission on charterhire agreements	477	94	Voyage expenses - Statement of Operations
Commissions on acquisition of vessels	495	-	Vessels, net - Balance Sheet
Commissions on sale of vessels	620	111	Loss on sale of vessels – Statement of Operations
Termination fees	559	430	Loss on sale of vessels - Statement of Operations
Supervision fee on vessels under construction	195	—	Other fixed assets, net - Balance Sheet

At December 31, 2010, $1.4 million and $0.4 million is payable to TMS Dry Ltd. and TMS Tankers Ltd., respectively, and are reflected in the accompanying consolidated balance sheet as "Due to related parties". In addition, $1.1 million and $2.0 million due from TMS Dry Ltd. and TMS Tankers Ltd. as at December 31, 2010, respectively, relating to the security payment as discussed above and the operations of the vessels under TMS Dry Ltd. and TMS Tankers Ltd. management are included in "Prepayments and other" in the accompanying 2010 consolidated balance sheet.

Vivid Finance Limited ("Vivid")

On August 13, 2010, we entered into a consultancy agreement (the "Agreement") with Vivid, a related company organized under the laws of Cyprus, which is controlled by Mr. George Economou and of which he may be deemed the beneficial owner. Vivid serves as our financial consultant on matters related to (i) new loans and credit facilities with lenders and financial institutions, (ii) the raising of equity or debt from capital markets, (iii) interest rate swaps agreements, foreign currency contracts and forward exchange contracts and (iv) the renegotiation of existing loans and credit facilities. In consideration of these services we will pay Vivid a fee of 0.20% on the total transaction amount.

The agreement has a duration of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date. As defined in the Agreement, in the event of a "Change of Control" Vivid has the option to terminate the Agreement and cease providing the aforementioned service within three months from the Change of Control.

Vivid did not provide any services in 2010 and, accordingly, no fees were billed to the Company.

Transbulk 1904 AB ("Transbulk")

The vessel M/V Richmond was employed on a time charter with Transbulk for a period of 24 to 28 months at gross charter rate of $29,100 per day. On August 1, 2009, the vessel was redelivered to the Company due to early termination of the charter party at the charterer's request. The vessel M/V Lansing was employed under a time charter with Transbulk until June 29, 2009 (the vessel was sold on July 1, 2009) at a gross charterhire of $24,000 per day. Transbulk is a company based in Gothenburg, Sweden. Transbulk has been in the drybulk cargo chartering business for a period of approximately 30 years. Mr. George Economou serves on its Board of Directors.

Heidmar Trading LLC

On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, for a period of approximately one year at a gross daily rate of $29,800, the vessel was redelivered to the Company in December 2009. Mr. George Economou is the chairman of the Board of Directors of the company and the Company's Chief Executive Officer is a member of its Board of Directors. The vessel was redelivered on December 22, 2009.

Tri-Ocean Heidmar Tankers LLC

On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and our Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel was redelivered on November 6, 2010. At December 31, 2010, $1.0 million and $0.1 million are due to the Tri-Ocean Heidmar and are included in "Accounts Payable" and "Accrued Liabilities" in the accompanying consolidated balance sheet.

Blue Fin Tankers Inc. pool ("Blue Fin")

On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and our Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $1.0 million. As of December 31, 2009 and 2010 we  had a receivable from the pool, including advances made to the pool for working capital purposes, of $1.9 million (of which $0.1 million is included in receivables and $1.8 is included in "Prepayments and other") and $2.2 million (of which $0.1 million is included in "Receivables" and $2.1 million is included in "Prepayments and other"), respectively, in the accompanying consolidated balance sheets. The revenue of M/T Olinda deriving from the pool amounted to $2.6 million, $8.0 million and $7.2 million for 2008, 2009 and 2010, respectively and is included in "Voyage revenue" in the accompanying consolidated statements of operations.

Sigma Tankers Inc. pool ("Sigma")

On December 22, 2009 and November 6, 2010, the M/T Tigani and the M/T Tamara were both employed in the Sigma Tankers Inc. pool for a minimum period of twelve months. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and our Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessels, as pool participants, are allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. The vessels were redelivered from the Pool on April 28, 2010 and January 6, 2011, respectively, due to their sale on May 4, 2010 and January 13, 2011, respectively. As of December 31, 2009 and 2010, the Company had a receivable from the pool of $1.0 million and $ 1,5 million, respectively, which is included in "Receivables" in the accompanying consolidated balance sheets. The revenue of the M/T Tigani and the M/T Tamara deriving from the pool for 2009 amounted to $0.2 million and nil, respectively, and for 2010 to $2.0 million and $0.7 million, respectively, and is included in "Voyage revenue" in the accompanying consolidated statements of operations.

Lease Agreement

We have leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680 ($901 at the December 31, 2010 exchange rate). This agreement was terminated on December 31, 2010. The rent charged for each of the years ended December 31, 2008, 2009 and 2010 amounted to $0.01 million, respectively and is included in General and Administrative expenses in the accompanying consolidated statements of operations. On January 1, 2011 we entered into a new lease agreement for the current office space leased from a family member of Mr. George Economou, which terminates on December 31, 2015.

Capital infusion

 On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Anthony Kandylidis, made an equity contribution of $20 million in exchange for approximately 16,666,667 (50,000,000 before the reverse stock split effect, discussed in Note 8(f)) to the consolidated financial statements, of the Company's common shares at $0.40 per share before the reverse stock split effect.

Vessels Under Construction

On April 1, 2011, we entered into two agreements to purchase two Capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of the relevant owning companies for a company ultimately controlled by the Company's Chief Executive Officer in exchange for an aggregate of 35,657,142 common shares of the Company. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $96.24 million, of which $29.7 million is payable in 2012 and the balance is payable in 2013.

Consultancy Agreement

Under an agreement between the Company and Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the our Chief Executive Officer, Steel Wheel provides consulting services to the Company in connection with the duties of the Chief Executive Officer of the Company, for an annual fee plus a discretional cash bonus as approved by the Compensation Committee. Such fees and bonuses for 2008, 2009 and 2010 totaled $2.6 million, $4.0 million and $3.8 million, respectively and are included in "General and administrative expenses", in the accompanying consolidated statements of operations. Furthermore, in 2009 and 2010 certain compensation in stock was granted to Steel Wheel. Please see Note 11 to our accompanying consolidated financial statements.

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

In connection with this agreement, the Company issued to the former Chairman, President and Chief Executive Officer 21,053 common shares in exchange for 21,053 restricted subordinated shares, plus an additional 52,105 common shares both of which took effect on April 22, 2008. The related expense was approximately $1,100,000 and is included in General and Administrative expenses in the accompanying consolidated statement of income for the year ended December 31, 2008. The Company also granted to Mr. Cowen certain registration rights for the 52,105 common shares held by him.

From time to time, OceanFreight may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities arising from incidents such as a collision, other marine casualty, damage to cargoes, oil pollution and death or personal injuries to crew and are subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

See discussion under Item 10.B

B.	Significant Changes

See discussion under Item 4.A. which includes disclosure of significant changes since December 31, 2010.

Item 9. The Offer and Listing

Our common stock trades on The Nasdaq Global Market under the symbol "OCNF".  Since our initial public offering in April 2007, the price history of our common stock is as follows:

2007	High	Low
2nd Quarter ended June 30, 2007	$19.67	$19.14
3rd Quarter ended September 30, 2007	23.54	22.67
4th Quarter ended December 31, 2007	30.48	14.10
2007 Annual	30.48	14.10
2008
1st Quarter ended March 31, 2008	$24.74	$14.71
2nd Quarter ended June 30, 2008	26.96	20.52
3rd Quarter ended September 30, 2008	23.23	11.87
4th Quarter ended December 31, 2008	14.12	1.80
2008 Annual	26.96	1.80
2009
1st Quarter ended March 31, 2009	$5.23	$0.82
2nd Quarter ended June 30, 2009	1.88	1.04
3rd Quarter ended September 30, 2009	1.79	1.24
4th Quarter ended December 31, 2009	1.29	0.89
2009 Annual	5.23	0.82
2010
1st Quarter ended March 31, 2010	$1.05	$0.71
2nd Quarter ended June 30, 2010	1.39	0.46
3rd Quarter ended September 30, 2010	1.41	0.76
4th Quarter ended December 31, 2010	1.12	0.92
2010 Annual	1.41	0.46
Most Recent Six Months
October 2010	1.12	0.93
November 2010	1.09	0.95
December 2010	1.01	0.92
January 2011	0.96	0.80
February 2011	0.83	0.77
March 2011	0.76	0.64

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and articles of association

Amended and Restated Articles of Incorporation and By-laws

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

Directors

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

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments, if reinstated in the future, will be dependent upon our earnings, financial condition, cash requirements and availability, restrictions in our credit agreement, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. The payment of dividends, even if reinstated in the future, is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. Marshall Islands law generally prohibits the payment of dividends other than from our operating surplus or while a company is insolvent or would be rendered insolvent upon the payment thereof; but in case there is no such surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

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

Stockholders Rights Agreement

We entered into a Stockholders Rights Agreement with American Stock Transfer & Trust Company, as Rights Agent, effective as of April 30, 2008, which has since been amended. Under this Agreement, we declared a dividend payable of one preferred share purchase right, or Right, to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock for each outstanding share of OceanFreight Inc. common stock, par value U.S.$0.01 per share. The Rights will separate from the common stock and become exercisable after (1) the 10th day after public announcement that a person or group acquires ownership of 20% or more of the company's common stock or (2) the 10th business day (or such later date as determined by the company's board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 20% or more of the company's common stock. On the distribution date, each holder of a Right will be entitled to purchase for $100 (the "Exercise Price") a fraction (1/1000th) of one share of the company's preferred stock which has similar economic terms as one share of common stock. If an acquiring person (an "Acquiring Person") acquires more than 20% of the company's common stock then each holder of a Right (except that Acquiring Person) will be entitled to buy at the exercise price, a number of shares of the company's common stock which has a market value of twice the exercise price. Any time after the date an Acquiring Person obtains more than 20% of the company's common stock and before that Acquiring Person acquires more than 50% of the company's outstanding common stock, the company may exchange each Right owned by all other rights holders, in whole or in part, for one share of  the company's common stock. We amended the definition of "Acquiring Person" to exempt the May 2010 share purchase by Basset and the April 2011 share purchase by Haywood Finance Limited, both of which are companies owned and controlled by our Chief Executive Officer, Anthony Kandylidis. The Rights expire on the earliest of (1) May 12, 2018 or (2) the exchange or redemption of the Rights as described above. The company can redeem the Rights at any time on or prior to the earlier of a public announcement that a person has acquired ownership of 20% or more of the company's common stock, or the expiration date. The terms of the Rights and the Stockholders Rights Agreement may be amended without the consent of the Rights holders at any time on or prior to the Distribution Date. After the Distribution Date, the terms of the Rights and the Stockholders Rights Agreement may be amended to make changes that do not adversely affect the rights of the rights holders (other than the Acquiring Person). The Rights do not have any voting rights. The rights have the benefit of certain customary anti-dilution protections.

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

Attached as exhibits to this annual report are the contracts we consider  to be both material and not entered into in the ordinary course of business.

For a description of our credit facility and commitment letter, see "Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources". For a description of our Stockholders Rights Agreement, see "Item 10.B Memorandum and articles of association". For a description of our agreements with related parties, see "Item 7.B Related Party Transactions".

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

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon distributions to our shareholders.

United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations with respect to the Company and to U.S. Holders and Non-U.S. Holders, each as defined below, of the ownership of common shares. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the "Code," judicial decisions, administrative pronouncements, and existing and proposed regulations promulgated by the United States Department of the Treasury, or the "Treasury Regulations," all of which are subject to change, possibly with retroactive effect.

United States Federal Income Taxation of Operating Income: In General

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

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces shipping income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

(1)
we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code; and

(2)	either:

(A)
more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

(B)
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

Publicly-Traded Test

The Treasury Regulations under Section 883 of the Code provide, in pertinent part, that shares of a foreign corporation will be considered to be "primarily traded" on an "established securities market" in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which constitute our sole class of issued and outstanding stock, are "primarily traded" on the Nasdaq Global Market, which is an "established securities market" in the United States.

Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the "Listing Threshold." Since our common shares are listed on the Nasdaq Global Market, we expect to have satisfied the Listing Threshold.

It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (1) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the "Trading Frequency Test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the "Trading Volume Test." We expect to have satisfied the Trading Frequency Test and Trading Volume Test.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, which persons we refer to as "5% Shareholders" and rule as the "5% Override Rule." In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if it can be established that, within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 of the Code to preclude non-qualified shareholders in such group from owning 50% or more of the value of the outstanding shares of such class for more than half the number of days during the taxable year and certain substantiation requirements are satisfied. For purposes of identifying our 5% Shareholders, the Treasury Regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission. The Company believes that the 5% Override Rule was not triggered during the 2010 taxable year.

Accordingly, we believe that we satisfied the Publicly-Traded Test for the 2010 taxable year and, consequently, were eligible for exemption from U.S. federal income tax under Section 833 of the Code, and we intend to take this position on our United States federal income tax returns for the 2010 taxable year. Although we expect to continue qualifying for exemption under Section 883 of the Code, there are circumstances beyond our control which could cause us to lose the benefits of the exemption in any future taxable year. For example, if the 5% Override Rule is triggered, there is no assurance that we will have sufficient qualified 5% Shareholders to satisfy the exception to the 5% Override Rule, nor that we will be able to satisfy the onerous substantiation requirements associated with such exception.

United States Federal Income Taxation in Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S. - source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the exemption under Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to United States federal income tax currently imposed at corporate rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

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

United States Federal Income Taxation of Gain on Sale of Vessels

If, as we believe, we qualify for exemption from United States federal income tax under Section 883of the Code in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883 of the Code. If, however, our shipping income does not for whatever reason qualify for exemption under Section 883 of the Code, then any gain on the sale of a vessel will be subject to U.S. federal income tax if such sale occurs in the United States. To the extent possible, we intend to structure our sales of vessels so that the gain therefrom is not subject to U.S. federal income tax. However, there is no assurance we will be able to do so.

United States Federal Income Taxation of U.S. Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to our common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with investors that hold our common shares as a capital asset. Investors are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their own particular situations under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term "U.S. Holder" means a beneficial owner of common shares that

•
is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; and

•	owns less than ten percent (10%) of our common shares as a capital assets for United States federal income tax purposes.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

United States Federal Income Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by us with respect to our common shares to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the U.S. Holder's gross income. Distributions in excess of such earnings and profits are treated first a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common shares on a dollar – for – dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends reduction with respect to any distributions it receives from the Company. Dividends paid with respect to our common shares will generally be treated as "passive category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common shares to a U.S. Holder who is an individual, trust or estate, a "U.S. Non – Corporate Holder", will, under current law, generally be treated as "qualified dividend income" that is taxable to such U.S. Non – Corporate Holder at preferential U.S. federal income tax rates (through 2012), provided that (1) the common shares are readily tradable on an established securities market in the United States (such as the Nasdaq National Market on which our common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it has been, is or will be, as discussed in more detail below); (3) the U.S. Non – Corporate Holder has owned the common shares for more than 60 days in the 121 – day period beginning 60 days before the date on which the common shares becomes ex-dividend; and (4) the U.S. Non – Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any "extraordinary dividend" generally, a dividend paid by the Company in an amount equal to or in excess of 10% of a shareholder's adjusted tax basis in his common shares. If the Company pays an "extraordinary dividend" on its common shares that is treated as "qualified dividend income", then any loss derived by a U.S. Non – Corporate Holder from the sale or exchange of such common shares will be treated as long – term capital loss to the extent of such dividend.

Legislation has previously been introduced in the U.S. Congress which, if enacted in its present form would preclude our dividends from qualifying for such preferential tax rates prospectively from the date of its enactment. In addition in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer after 2012 will be taxed at ordinary graduated rates. Accordingly, there is no assurance that any dividends paid on our common shares will be eligible for these preferential tax rates in the hands of a U.S. Non-Corporate Holder. Any dividends, which the Company pays which are not eligible for these preferential tax rates, will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss up on a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such shares. Such gain or loss will be treated as long – term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long – term capital gains of U.S. Non – Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant United States Federal Income Tax Consequences

A foreign corporation will be treated as a "passive foreign investment company", or a PFIC, for United States federal income tax purposes, during any taxable year if (1) 75% or more of its gross income for such taxable year consists of certain types of "passive income" or (2) 50% or more of the average value of its assets for such taxable year produce or are held for the production of such types of passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute "passive income". By contrast, rental income would generally constitute "passive income" unless the Company was treated under specific rules as deriving its rental income in the active conduct of a trade or business.

The Company does not believe that it was a PFIC during the 2010 taxable year. In addition, based on present operations and future projections, the Company does not expect to become a PFIC for any future taxable year. Although there is no legal authority directly on point, and the Company is not relying upon an opinion of counsel on this issue, this belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly owned subsidiaries should constitute services income, rather than rental income.

Correspondingly, such income should not constitute passive income, and the assets that the Company or its wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets that produce or are held for the production of for purposes of determining whether the Company is a PFIC. There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service or "IRS" pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  It should be noted that in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. Furthermore, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure that the nature of our operations will not change in the future.

If the Company was to be classified as a PFIC in any taxable year, a U.S. Holder  would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common shares, as discussed below. In addition, if we were to be treated as a PFIC for any taxable year after 2010, a U.S. Holder would be required to file an annual report with the IRS for that year with respect to such U.S. Holder's common shares.

U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report for United States federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year of the Company during which it is a PFIC that ends with or within the taxable year of the Electing Holder, regardless of whether distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common shares would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common shares and would not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for his pro rata share of any losses that we incur with respect to any taxable year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares.

U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate will be the case, our common shares are treated as "marketable stock," a U.S. Holder would be permitted to make a "mark-to-market" election with respect to our common shares. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

• the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common shares;

• the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and

• the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.

Dividends on Common Shares

Non- U.S Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to our common shares, unless that income is effectively connected with the Non – U.S. Holder's conduct of a trade or business in the United States. If the Non – U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is subject to United States federal income only if attributable to a permanent establishment maintained by the Non – U.S. Holder in the United States. See discussion above under "United States Tax Consequences — Taxation of Operating Income: In General".

Sale, Exchange or other Disposition of Common Shares

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non – U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the common shares, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non – U.S. Holder, the Non-U.S. Holder's earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other distributions, made within the United States to a shareholder, will be subject to information reporting requirements if the shareholder is a U.S. Non-Corporate Holder. Such payments or distributions may also be subject to backup withholding tax if such shareholder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder's United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8B or W-8IMY, as applicable.

If a Non-U.S. Holder sells common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the Non-U.S. Holder is a non-United States person and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your United States federal income tax liability by filing a refund claim with the IRS.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk:

For fiscal years 2009 and 2010, the interest rate we paid under all of our long-term debt was LIBOR plus a margin. Amounts drawn under our long-term arrangements are secured by the assets of the Company. Because the interest on the debt was at a floating rate, changes in interest rates would have no effect on the value of the debt. Under the terms of our loan agreements a change in the LIBOR rate of 100 basis points would have changed interest expense for year 2010 by $2.3 million.

On January 29, 2008, we entered into two interest swap agreements to partially hedge our exposure to variability in LIBOR rates. Under the terms of the agreements we have fixed our interest rate at 6.05% inclusive of margin. a change in the LIBOR rate of 100 basis points would have changed interest expense for year 2010 by $2.4 million.

Currency and Exchange Rates:

We generate all of our revenues in U.S. dollars but currently incur approximately 27.4% of our operating expenses and the majority of our administration expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect our net income. As of December 31, 2010, the effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would not have a material effect on our results of operations. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives, including interest rate swaps, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Please see Note 7 to our consolidated financial statements.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2010 is effective.

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

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. George Biniaris, who serves on the Audit Committee, qualifies as an "audit committee financial expert" and that he is "independent" according to Securities and Exchange Commission rules.

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to officers, directors and employees. Our code of ethics complies with applicable guidelines issued by the SEC and is available for review on our website: http:// www.oceanfreightinc.com.

Item 16C. Principal Accountant Fees and Services

Our principal accountants for the years ended December 31, 2010 and 2009 were Ernst & Young (Hellas) Certified Auditors Accountants S.A. The "Audit Fees" for the years ended December 31, 2010 and 2009 were Euro 295,000 ($390,963) and Euro 409,500 ($542,710), respectively, with dollar values based in the currency exchange rate as at December 31, 2010. There were no additional "Audit-Related Fees," "Tax Fees" or "Other Fees" billed in 2010 and 2009. Audit fees in 2010 relate to audit services provided in connection with SAS 100 reviews, the audit of our consolidated financial statements, the audit of internal control over financial reporting, as well as audit services performed in connection with the Company's equity offerings.

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

All audit services and other services provided by Ernst and Young (Hellas) Certified Auditors Accountants S.A. were pre-approved by the Audit Committee.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The below discloses purchases of our equity securities by our affiliated purchasers since January 1, 2010.

Issuer or Affiliated Purchases of Equity Securities
Period	Affiliated Purchaser (1)	Total Number of Shares Purchased	Average Price Paid Per Shares*	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Amount in U.S.$ that may Yet Be Expected on Share Repurchases Under Programs
May 2010	Basset Holdings Inc.	16,666,667	$1.20 (2)	0	$ 0
April 2011	Haywood Finance Limited	35,657,142	$0.70	0	$ 0

(1) Both of these affiliated purchasers are companies beneficially owned by our chief executive officer.
(2) This figure gives effect to the 3:1 reverse stock split in 2010.

Item 16F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of  Nasdaq corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment of an audit committee in accordance with Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii). The practices we follow in lieu of Nasdaq corporate governance rules are as follows:

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

PART III

Item 17. Financial Statements

See Item 18

Item 18. Financial Statements

The following financial statements beginning on page F-1 are filed as a part of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and Restated By-laws of the Company (2)
2.1	Form of Share Certificate (3)
4.1	Second Amended and Restated Stockholders Rights Agreement dated April 8, 2011, as amended (4)
4.2	Registration Rights Agreement (5)
4.3	2010 Equity Incentive Plan (11)
4.4	Amended and Restated Loan Agreement with Nordea Bank Finland Plc (6)
4.5	Amendatory Agreement to Amended and Restated Loan Agreement with Nordea Bank Finland Plc (7)
4.6	Form of TMS Management Agreement - Drybulk Carrier
4.7	Form of TMS Management Agreement - Tanker
4.8	Share Purchase Agreement between OceanFreight Inc. and Haywood Finance Limited dated April 1, 2011, relating to Amazon Shareholders Limited
4.9	Share Purchase Agreement between OceanFreight Inc. and Haywood Finance Limited dated April 1, 2011, relating to Pasifai Shareholders Limited
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Accounting Firm

____________

(1)	Filed as an Exhibit to the Company's report on Form 6-K filed on June 11, 2010.

(2)	Filed as an Exhibit to the Company's report on Form 6-K filed on June 19, 2008.

(3)	Filed as an Exhibit to the Company's Amended Registration Statement on Form F-1/A (Amendment No.1) (File No. 333-141958 ) on April 18, 2007.

(4)	Filed as an Exhibit to the Company's Registration Statement on Form 8-A/A filed April 8, 2011.

(5)	Filed as an Exhibit to the Company's Amended Registration Statement on Form F-1/A (Amendment No.3) (File No. 333-141958 ) on April 20, 2007.

(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2007 on March 7, 2008.

(7)	Filed as an Exhibit to the Company's report on Form 6-K filed on February 2, 2009.

(8)	Filed as an Exhibit to the Company's report on Form 6-K filed on February 13, 2009.

(9)	Filed as an Exhibit to the Company's report on Form 6-K filed on July 24, 2009.

(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2008 on March 23, 2009.

(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2009 on March 9, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 14, 2011	OceanFreight Inc. (Registrant)

/s/ Antonis Kandylidis
Antonis Kandylidis Chief Executive Officer

SK 25754 0002 1187269 v5

OCEANFREIGHT INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited the accompanying consolidated balance sheets of OceanFreight Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OceanFreight Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OceanFreight Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 14, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of OCEANFREIGHT INC.

We have audited OceanFreight Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OceanFreight Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 15.b in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, OceanFreight Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of OceanFreight Inc. as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2010, of OceanFreight Inc. and our report dated April 14, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
April 14, 2011

OCEANFREIGHT INC.
Consolidated Balance Sheets
December 31, 2009 and 2010
(expressed in thousands of U.S. Dollars-except for share and per share data)
	2009	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37,272	$9,549
Restricted cash	2,500	-
Receivables	2,254	3,168
Inventories	1,158	838
Prepayments and other current assets	6,035	7,925
Vessels held for sale	51,080	88,274
Total current assets	100,299	109,754
FIXED ASSETS, NET:
Advances for vessel acquisition	9,900	-
Vessels under construction	-	46,618
Vessels, net of accumulated depreciation of $43,486 and $32,284, respectively	423,242	311,144
Other fixed assets, net of accumulated depreciation of $123 and $382, respectively	856	597
Total fixed assets, net	433,998	358,359
NON-CURRENT ASSETS:
Deferred financing fees, net of accumulated amortization of $2,378 and $2,916, respectively	1,362	1,102
Restricted cash	6,511	5,511
Other non-current assets	7,102	4,137
Total assets	$549,272	$478,863
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,053	$2,161
Due to related parties	785	1,867
Accrued liabilities	11,219	16,693
Unearned revenue	1,323	1,532
Derivative liability	7,443	6,727
Imputed deferred revenue	1,558	-
Current portion of long-term debt	49,947	82,331
Total current liabilities	73,328	111,311
NON-CURRENT LIABILITIES:
Derivative liability, net of current portion	3,606	4,875
Long-term debt, net of current portion	215,727	127,441
Total non-current liabilities	219,333	132,316
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	—	—
Common Shares, par value $0.01; 333,333,333 shares authorized, 52,816,667 and 83,266,655 shares issued and outstanding at December 31, 2009 and 2010, respectively	1,584	833
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, none shares issued and outstanding	—	-
Additional paid-in capital	458,757	499,758
Accumulated deficit	(203,730)	(265,355)
Total stockholders' equity	256,611	235,236
Total liabilities and stockholders' equity	$549,272	$478,863

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statements of Operations
For the years ended December 31, 2008, 2009 and 2010
(expressed in thousands of U.S. Dollars-except for share and per share data)
	2008	2009	2010
REVENUES:
Voyage revenue	$147,116	$118,462	$100,632
Gain/(loss) on forward freight agreements	—	570	(4,342)
Imputed deferred revenue	10,318	14,473	1,558
	157,434	133,505	97,848
EXPENSES:
Voyage expenses	(14,275)	(5,549)	(5,196)
Vessels' operating expenses	(28,980)	(43,915)	(41,078)
General and administrative expenses	(9,127)	(8,540)	(8,264)
Survey and drydocking costs	(736)	(5,570)	(1,784)
Depreciation	(43,658)	(48,272)	(24,853)
Impairment on vessels		(52,700)	-
Loss on sale of vessels and vessel held for sale	—	(133,176)	(62,929)
Operating income/(loss )	60,658	(164,217)	(46,256)

OTHER INCOME (EXPENSES):
Interest income	776	271	119
Interest and finance costs	(16,528)	(12,169)	(6,775)
Loss on derivative instruments	(17,184)	(2,567)	(8,713)
Total other income (expenses)	(32,936)	(14,465)	(15,369)
Net Income/(loss)	$27,722	$(178,682)	$(61,625)
Earnings (losses) per common share, basic and diluted	$5.82	$(6.81)	$(0.87)
Earnings per subordinated share, basic and diluted	$-	$-	$-
Weighted average number of common shares, basic and diluted	4,773,824	26,185,442	70,488,531
Weighted average number of subordinated shares, basic and diluted	-	—	—

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC.
Consolidated Statements of Stockholders' Equity
For the years ended
December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars-except for share and per share data)

		Common Shares		Subordinated Shares		Additional
	Comprehensive Income (Loss)	# of shares	Par value	# of shares	Par value	paid-in capital	Accumulated deficit	Total

BALANCE, December 31, 2007		4,131,360	$41	2,063,158	$21	$218,346	$(4,998)	$213,410
- Net income	$27,722	—	—	—	—	—	27,722	27,722
- Proceeds from Controlled Equity Offering, net of related expenses	—	1,333,333	13	—	—	50,887	—	50,900
- Stock based compensation expense	—	17,368	1	85,150	1	2,699	—	2,701
- Cancellation of common and subordinated stock	—	(2,631)	—	(42,105)	(1)	1	—	—
- Conversion of subordinated stock to common stock	—	702,068	7	(2,106,203)	(21)	14	—	—
- Cash dividends	—	—	—	—	—	—	(47,772)	(47,772)
- Comprehensive income	$27,722
BALANCE, December 31, 2008		6,181,498	$62	—	$—	$271,947	$(25,048)	$246,961
- Net loss	(178,682)	—	—	—	—	—	(178,682)	(178,682)
- Proceeds from standby equity purchase and distribution agreements, net of related expenses		46,635,169	466	—	—	187,822	—	188,288
- Stock based compensation expense		—	—	—	—	44	—	44
- Comprehensive loss	$(178,682)
BALANCE, December 31, 2009		52,816,667	$528	—	$—	$459,813	$(203,730)	$256,611
- Net loss	$(61,625)	—	—	—	—	—	(61,625)	(61,625)
- Proceeds from equity Offering, net of related expenses	—	6,716,654	67	—	—	19,175	—	19,242
- Stock based compensation expense	—	7,066,667	71	—	—	993	—	1,064
- Equity contribution, net of related expenses	—	16,666,667	167	—	—	19,777	—	19,944
- Comprehensive income	$(61,625)	—	—	—	—	—	—	—
BALANCE, December 31, 2010		83,266,655	$833	—	$—	$499,758	$(265,355)	$235,236

The accompanying notes are an integral part of these consolidated financial statements

OCEANFREIGHT INC
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. Dollars)
	2008	2009	2010
Cash Flows from Operating Activities:
Net income/(loss):	$27,722	$(178,682)	$(61,625)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	43,658	48,272	24,853
Amortization of financing costs	475	744	538
Amortization of imputed deferred revenue	(10,318)	(14,473)	(1,558)
Amortization of stock based compensation	2,701	44	1,064
(Gain)/Loss on derivative instruments	16,147	(5,098)	553
Impairment on vessels	—	52,700	—
Loss on sale of vessels and vessel held for sale	—	133,176	62,929
Changes in operating assets and liabilities:
Receivables	(1,847)	(181)	(914)
Inventories	(660)	180	320
Prepayments and other current assets	(1,434)	(3,838)	(1,890)
Other non-current assets	(940)	(6,149)	2,965
Accounts payable	(660)	(714)	1,108
Due to/(from) related parties	(631)	163	1,082
Accrued liabilities	6,822	907	(1,185)
Unearned revenue	334	(499)	209
Net Cash provided by Operating Activities	81,369	26,552	28,449
Cash Flows from Investing Activities:
Advances for vessels acquisition and vessels under construction	—	(9,900)	(46,618)
Additions to vessel cost (excluding sellers' credit)	(120,537)	(180,501)	(40,196)
Net proceeds from sale of vessels	—	60,404	44,136
Other fixed assets	(128)	(789)	-
Net Cash used in Investing Activities	(120,665)	(130,786)	(42,678)
Cash Flows from Financing Activities:
Proceeds from equity offerings and contributions, net of related costs	50,900	188,288	39,186
Proceeds from long-term debt	63,400	29,563	-
Repayment of long-term debt	(16,000)	(71,889)	(55,902)
Repayment of sellers' credit	—	(25,000)	—
Cash dividends	(47,772)	—	—
(Increase)/decrease in restricted cash	(6,511)	(2,500)	3,500
Payment of financing costs	(696)	(25)	(278)
Net Cash provided by/(used in) Financing Activities	43,321	118,437	(13,494)
Net increase/(decrease) in cash and cash equivalents	4,025	14,203	(27,723)
Cash and cash equivalents at beginning of year	19,044	23,069	37,272
Cash and cash equivalents at end of year	$23,069	$37,272	$9,549
SUPPLEMENTAL CASH INFORMATION
Cash paid for interest, net of amounts capitalized	$11,044	$13,339	$7,175
Sellers' credit	$25,000	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of OceanFreight Inc. ("OceanFreight") and its wholly-owned subsidiaries (collectively, the "Company"). OceanFreight was incorporated on September 11, 2006 under the laws of the Marshall Islands. In late April 2007, OceanFreight completed its Initial Public Offering in the United States under the United States Securities Act of 1933, as amended, the net proceeds of which amounted to $216,794. The Company's common shares are listed on the Nasdaq Global Market.

The Company is engaged in the marine transportation of drybulk and crude oil cargoes through the ownership and operation of drybulk and tanker vessels. Effective May 2009, the Company is also engaged in Forward Freight Agreements (FFA) trading activities.

On May 28, 2010, Basset Holding Inc. ("Basset"), a company controlled by Mr. Antonis Kandylidis, the Company's Chief Executive Officer, made an equity contribution of $20,000 in exchange of 16,666,667 (50,000,000 before the reverse stock split) of the Company's common shares Note 8(f).

On June 10, 2010, the Company's stockholders approved a 3:1 reverse stock split, pursuant to which every three shares, of the Company's common stock issued and outstanding were converted into one share of common stock. The reverse stock split took effect as of the start of trading on the NASDAQ Stock Market on June 17, 2010 and reduced the number of the then issued and outstanding common shares from 231,800,001 common shares to 77,266,655 common shares. Accordingly, all share and per share amounts have been retroactively restated to reflect this change in capital structure discussed in Note 8(g)

On June 15, 2010, the technical and commercial management of the drybulk and the tanker fleets as well as the supervision of the construction of the three newbuildings Very Large Ore Carriers ("VLOCs") were contracted under separate management agreements to TMS Dry Ltd. and TMS Tankers Ltd., respectively, both related technical and commercial management companies (Note 3). Until June 15, 2010, the technical and commercial management of the Company's fleet was contracted under separate management agreements to Cardiff Marine Inc. ("Cardiff"), a related technical and commercial management company (Note 3). Until July 2009, the technical management of the drybulk carriers was performed by Wallem Ship Management Ltd. ("Wallem") and the technical management of the tanker vessels and the commercial management of all vessels were performed by Cardiff.

As of December 31, 2010, the Company is the ultimate owner of all outstanding shares of the following shipowning subsidiaries, each of which is domiciled in the Republic of the Marshall Islands:

Company name	Vessel name	Deadweight Tonnage (in metric tons)	YearBuilt	Acquisition date

Subsidiaries established in the Republic of Marshall Islands

Oceanship Owners Limited	M/V Trenton	75,229	1995	June 4, 2007
Oceanventure Owners Limited	M/V Austin	75,229	1995	June 6, 2007
Oceanenergy Owners Limited	M/V Helena	73,744	1999	July 30, 2007
Oceantrade Owners Limited	M/V Topeka	74,710	2000	August 2, 2007
Kifissia Star Owners Inc.	M/V Augusta	69,053	1996	December 17, 2007
Oceanfighter Owners Inc.	M/T Olinda	149,085	1996	January 17, 2008
Ocean Blue Spirit Owners Inc.	M/T Tamara	95,793	1990	October 17, 2008
Oceanwave Owners Limited	M/V Partagas	173,880	2004	July 30, 2009
Oceanrunner Owners Limited	M/V Robusto	173,949	2006	October 19, 2009
Oceanfire Owners Inc.	M/V Cohiba	174,200	2006	December 9, 2009
Oceanpower Owners Inc.	M/V Montecristo	180,263	2005	June 28, 2010
Oceanview Owners Limited (i)
Oceansurf Owners Limited (i)
Oceancentury Owners Limited (i)
Freightwise Investments Ltd (ii)

1.	Basis of Presentation and General Information – (continued):

Companies with vessels sold

Oceanstrength Owners Limited	Owner of M/V Lansing sold on July 1, 2009
Oceanprime Owners Limited	Owner of M/V Richmond sold on September 30, 2009
Oceanresources Owners Limited	Owner of M/V Juneau sold on October 23, 2009
Oceanwealth Owners Limited	Owner of M/V Pierre sold on April 14, 2010
Ocean Faith Owners Inc.	Owner of M/T Tigani sold on May 4, 2010
Oceanclarity Owners Limited	Owner of M/T Pink Sands sold on November 4, 2010

Subsidiaries established in the Republic of Liberia

Oceanview Owners Limited	New Building VLOC#1
Oceansurf Owners Limited	New Building VLOC#2
Oceancentury Owners Limited	New Building VLOC#3

(i)	Subsidiaries established for Company's general purposes.

(ii)	Freightwise Investments Ltd was established in 2009 to engage in Freight Forward Agreements ("FFA") trading activities Note 10.

Voyage revenues for 2008, 2009 and 2010 included revenues derived from the following significant charterers (in percentages of total voyage revenues):

Charterer	2008	2009	2010	Reportable segment (Note 15)

A	19%	-	-	Drybulk
B	13%	16%	10%	Drybulk
C	13%	-	-	Drybulk
D	12%	11%	-	Drybulk
E	-	15%	45%	Drybulk

2.		Significant Accounting Policies:

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

(c)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates in international shipping markets, and therefore primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the periods presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the period-end exchange rates. Resulting translation gains or losses are included in "General and administrative expenses" in the accompanying consolidated statements of operations.

2.		Significant Accounting Policies (continued):

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

(e)
Cash and Cash Equivalents and Restricted Cash: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents. Restricted cash concerns funds deposited in retention accounts for the payment of loan installments and minimum liquidity requirements under the loan facilities.

(f)
Receivables: The amount shown as receivables, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. There were no doubtful receivables for the years ended December 31, 2010 and 2009.

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

(i)
Vessels Under Construction: This represents amounts expended by the Company in accordance with the terms of the related shipbuilding contracts. Interest costs incurred during the construction period (until the asset is complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2010 amounted to $964.

(j)
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

2.		Significant Accounting Policies (continued):

(k)
Vessels Held for Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities arise and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with the ASC 360, Property, Plant and Equipment, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value. These assets are not depreciated once they meet the criteria to be held for sale and are classified in current assets on the Consolidated Balance Sheet.

(l)
Impairment of Long-Lived Assets: The Company uses ASC 360, Property, Plant and Equipment, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss.

Carrying values of Company's vessels may not represent their fair market value at any point in time since the market prices of second hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The Company records impairment losses only when events occur that cause the Company to believe that future cash flows for any individual vessel will be less than its carrying value. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Measurement of the impairment loss is based on the fair value of the asset.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. In developing estimates of future cash flows, the Company must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent 10 year historical average of the six month, one year and three year time charter rates for drybulk vessels, the three year projected time charter rate for the first three years and the 10 year historical average of the one year and three year time charter rates thereafter for the Suezmax tanker vessel), over the remaining estimated life of each vessel assuming an annual growth rate of 3.0%, net of brokerage commission for drybulk vessels and no growth rate for the tanker vessels. Expected outflows for scheduled vessels' maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate of 3%. Effective fleet utilization is assumed to be 99% and 97% for drybulk carriers and tanker vessels, respectively, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year for drybulk carriers and 3% for tanker vessels. The Company has assumed no change in the remaining estimated useful lives of the current fleet, and scrap values based on $200 per lwt at disposal.

2.		Significant Accounting Policies (continued):

In 2010 and 2009, the Company in assessing its exposure to impairment risks for its fleet, has considered the current conditions of the of international drybulk and tanker industry, the decline of the market values, the deterioration of the charter hires and the expected slow recovery of the market, the age of its tanker vessels and the increased costs for their maintenance and upgrading. As a result it has determined that the utilization of its tanker vessels over their remaining useful lives has been negatively impacted by the market conditions with low possibilities for recovery and, accordingly, has decided to write down two of its tanker vessels to their market values by recording an impairment charge of $52,700 in its 2009 consolidated financial statements (Note 6).  No impairment loss was identified or recorded for 2008 or 2010 and the Company has not identified any other facts or circumstances that would require the write down of vessel values.

The current assumptions used and the estimates made are highly subjective, and could be negatively impacted by further significant deterioration in charter rates or vessel utilization over the remaining life of the vessels which could require the Company to record a material impairment charge in future periods.

	(m)	Accounting for Survey and Drydocking Costs: Special survey and drydocking costs are expensed in the period they are incurred.

(n)
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

(o)
Imputed Prepaid/Deferred Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at fair value, determined by reference to market data. We value any asset or liability arising from the market value of assumed time charters as a condition of the original purchase of a vessel at the date when such vessel is initially deployed on its charter. The value of the asset or liability is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of contractual cash flows of the time charter assumed, to the extent the vessel capitalized cost does not exceed its fair value without a time charter contract. When the present value of contractual cash flows of the time charter assumed is greater than its current fair value, the difference is recorded as imputed prepaid revenue. When the opposite situation occurs, the difference is recorded as imputed deferred revenue. Such assets and liabilities are amortized as a reduction of, or an increase in, revenue respectively, during the period of the time charter assumed. In developing estimates of the net present value of contractual cash flows of the time charters assumed we must make assumptions about the discount rate that reflect the risks associated with the assumed time charter and the fair value of the assumed time charter at the time the vessel is acquired. Although management believes that the assumptions used to evaluate present and fair values discussed above are reasonable and appropriate, such assumptions are highly subjective.

(p)
Accounting for Voyage Revenue: The Company generates its revenues from charterers for the charter hire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or timecharters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably during the duration of the period of each voyage or timecharter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by a charterer to a vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized ratably as earned during the related voyage charter's duration period. Unearned revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company's vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and collectability has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool; however historically such changes have not been material.

2.		Significant Accounting Policies (continued):

Revenue is based on contracted charter parties and although the Company's business is with customers who are believed to be of the highest standard, there is always the possibility of dispute over the terms. In such circumstances, the Company will assess the recoverability of amounts outstanding and a provision is estimated if there is a possibility of non-recoverability. Although the Company may believe that its provisions are based on fair judgment at the time of their creation, it is possible that an amount under dispute will not be recovered and the estimated provision of doubtful accounts would be inadequate. If any of our revenues become uncollectible these amounts would be written-off at that time.

(q)
Accounting for Voyage Expenses and Vessel Operating Expenses: Voyage related and vessel operating expenses are expensed as incurred. Under a time charter, specified voyage expenses, such as fuel and port charges are paid by the charterer and other non-specified voyage expenses, such as commissions, are paid by the Company. Vessel operating expenses including vessel management fees, crews, maintenance and insurance are paid by the Company. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

For vessels employed on spot market voyage charters, we incur voyage expenses that include port and canal charges and bunker expenses, unlike under time charter employment, where such expenses are assumed by the charterers.

As is common in the drybulk and crude oil shipping industries, we pay commissions ranging from 1.25% to 6.25% of the total daily charter hire rate of each charter to ship brokers associated with the charterers. Commissions are deferred and amortized over the related voyage charter period to the extend revenue has been deferred since commissions are earned as the Company's revenues are earned.

(r)
Earnings/(loss) per Common Share: Basic earnings (loss) per common share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings (losses) per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. In June 2010, the Company effected a 3:1 reverse stock split (Note 8(g)).

(s)
Accounting for Financial Instruments: ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, "Fair Value Measurements and Disclosures". The changes in fair value of the derivative contract are recognized in earnings unless specific hedging criteria are met. The Company's derivative contracts do not qualify for hedge accounting, therefore changes in fair value have been accounted for as increases or decreases to earnings.

(t)
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

(u)
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

2.		Significant Accounting Policies – (continued):

(v)
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

(w)
Commitments and Contingencies: Commitments are recognized when the Company has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date.

	(x)	New Accounting Pronouncements:

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. The adoption of this guidance did not have any impact on Company's financial position or results of operations.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855). ASU 2010-09 amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for a SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. Additionally, the FASB has clarified that if the financial statements have been revised, then an entity that is not a SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. Those amendments remove potential conflicts with the SEC's literature. All of the amendments in this update are effective upon its issuance, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 did not have any impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, "Receivables (topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses". The updated guidance requires entities to provide extensive new disclosures about their financing receivables, including credit risk exposures and the allowance for credit losses and the quality of financing receivables. The amendments in this update enhance disclosures about the credit quality of financing receivables and the allowance from credit losses. Entities with financing receivables will be required to disclose, among other things: (a) a roll forward of the allowance for credit losses, (b) credit quality information such as credit risk scores or external credit agency ratings, (c) impaired loan information, (d) modification information and (d) non accrual and past due information. Trade receivables with maturities of one year or less that arose from sales of goods or services are excluded from the scope of the new disclosures. For public entities, the enhanced disclosures are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this guidance will not have any impact on the Company's financial position or results of operations.

3.	Transactions with Related Parties:

(a)
TMS Dry Ltd. and TMS Tankers Ltd.: Following termination of the management agreements with Cardiff discussed in Note 3(b), effective June 15, 2010, the Company contracted the technical and commercial management of its drybulk and tanker fleet as well as the supervision of the construction of the newbuildings to TMS Dry Ltd. and TMS Tankers Ltd. (the "Managers"). Both companies are beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's Chief Executive Officer and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is also the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstandinos Kandylidis.

The Managers are engaged under separate vessel management agreements directly by the Company's respective wholly-owned vessel owning subsidiaries. Under the vessel management agreements the Company pays a daily management fee per vessel, covering also superintendent's fee per vessel plus expenses for any services performed relating to evaluation of the vessel's physical condition, supervision of shipboard activities or attendance upon repairs and drydockings. At the beginning of each calendar year, these fees are adjusted upwards according to the Greek consumer price index. Such increase cannot be less than 3% nor more than 5%. In the event that the management agreement is terminated for any reason other than Managers' default, the Company will be required (a) to pay management fees for a further period of three (3) calendar months as from the date of termination and (b) to pay an equitable proportion of any severance crew costs which materialize as per applicable Collective Bargaining Agreement (CBA). In this respect, the Company will have to pay approximately $942 due to the sale of M/T Tamara and M/V Augusta in January 2011 and the expected sale of M/T Olinda, M/V Austin and M/V Trenton (Note 4).

The Managers, for the services discussed above, are entitled to a daily management fee per vessel of €1,500 ($2.0 based on the exchange rate of December 31, 2010) and €1,700 ($2.3 based on the exchange rate of December 31, 2010) for the drybulk carriers and tanker vessels, respectively. The Managers are also entitled to (a) a discretionary incentive fee, (b) extra superintendents' fee of €500 ($0.7 based on the exchange rate of December 31, 2010) per day (c) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (d) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers. Furthermore, the Managers are entitled to a supervision fee payable upfront for vessels under construction equal to 10% of the approved annual budget for supervision cost.

Furthermore, based on the management agreements, as of December 31, 2010, the Company made a security payment of $4,137 to TMS Dry Ltd. representing managed vessels' estimated operating expenses, including management fees, for three months which will be settled when the agreements terminate; however, in case of a change of control the amount of the security is not refundable. The amount has been classified under "Other non-current assets" in the accompanying 2010 consolidated balance sheet.

The fees charged by TMS Dry Ltd. and TMS Tankers Ltd. during the period from June 15, 2010 to December 31, 2010 are as follows:

Nature of charge	TMS Dry LTD	TMS Tankers Ltd	Included in

Management fees	$3,496	$1,198	Vessels' operating expenses - Statement of Operations
Commission on charter hire agreements	477	94	Voyage expenses - Statement of Operations
Commissions on acquisition of vessels	495	—	Vessels, net - Balance Sheet
Commissions on sale of vessels	620	111	Loss on sale of vessels – Statement of Operations
Termination fees	559	430	Loss on sale of vessels - Statement of Operations
Supervision fee on vessels under construction	195	—	Other fixed assets, net - Balance Sheet

At December 31, 2010, $1,434 and $433 is payable to TMS Dry Ltd. and TMS Tankers Ltd., respectively, and are reflected in the accompanying consolidated balance sheet as "Due to related parties". In addition, as at December 31, 2010, $1,092 and $1,908 due from TMS Dry Ltd. and TMS Tankers Ltd. respectively, relating to the security payment as discussed above and the operations of the vessels under TMS Dry Ltd. and TMS Tankers Ltd. management are included in "Prepayments and other", in the accompanying 2010 consolidated balance sheet.

3.	Transactions with Related Parties – (continued):

(b)
Cardiff Marine Inc. ("Cardiff"): Until June 15, 2010, the Company used the services of Cardiff, a ship management company with offices in Greece, for the technical and commercial management of the Company's fleet. The issued and outstanding capital stock of Cardiff is beneficially owned (a) 30% by a company the beneficial owner of which is Mrs. Chryssoula Kandylidis, the mother of the Company's CEO and (b) 70% by a foundation controlled by Mr. George Economou. Mrs. C. Kandylidis is the sister of Mr. G. Economou and the wife of one of the Company's directors, Mr. Konstantinos Kandylidis.

Prior to June 15, 2010, Cardiff was engaged under separate vessel management agreements directly by the Company's respective wholly owned vessel owning subsidiaries. Under the vessel management agreements Cardiff was entitled to a daily management fee per vessel of €764 ($1.0) and €870 ($1.2) for the drybulk carriers and tanker vessels, respectively. Cardiff also provided, other services pursuant to a services agreement, which was terminated on June 15, 2010, under which the Company paid additional fees, including (1) a financing fee of 0.2% of the amount of any loan, credit facility, interest rate swap agreement, foreign currency contract and forward exchange contract arranged by Cardiff, (2) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by Cardiff, (3) a commission of 1.25% of charter hire agreements arranged by Cardiff, (4) an information technology fee of €26,363 ($34.9) per quarter and (5) a fee of €527 ($0.7) per day for superintendent inspection services in connection with the possible purchase of a vessel. The U.S. $ figures above are based on the exchange rate at December 31, 2010. At the beginning of each calendar year, these fees were adjusted upwards according to the Greek consumer price index. The Company was also reimbursing Cardiff for any out-of-pocket expenses at cost plus 10%.

In May 2009, the Company entered into a service agreement with Cardiff whereby Cardiff is entitled to a 0.15% brokerage commission on the Company's FFA trading transactions. The agreement was terminated on June 15, 2010.

Until July 2009, when Cardiff assumed the management of all of the Company's vessels, Cardiff was providing supervisory services for the vessels whose technical manager was Wallem Ship Management Ltd. in exchange for a daily fee of €105 ($0.14 based on the exchange rate at December 31, 2010) per vessel.

Furthermore, based on the management agreements with Cardiff the Company, as of June 15, 2010, had made a security payment of $6,486, representing managed vessels' estimated operating expenses, including management fees, for three months. Following the termination of the agreements on June 15, 2010, the security payment was reimbursed to the Company in September 2010.

The fees charged by Cardiff for 2008, 2009 and 2010 are as follows:

Nature of charge	2008	2009	2010	Included in
Management fees	$1,605	$4,594	$2,275	Vessels' operating expenses - Statement of Operations
Commission on charter hire agreements	698	685	444	Voyage expenses - Statement of Operations
Commission on FFA trading	—	76	26	Gain/(loss) on forward freight agreements – Statement of Operations
Commission on vessels under construction	—	—	450	Vessels under construction – Balance Sheet
Commissions on purchase of vessels	1,440	1,785	—	Vessels, net - Balance Sheet
Commissions on sale of vessels	—	1,135	28	Loss on sale of vessels – Statement of Operations
Financing fees	870	—	—	Interest and finance costs - Statement of Operations
IT related fees	29	—	—	Other fixed assets, net - Balance Sheet
IT related fees	27	—	—	General and administrative expenses - Statement of Operations
Financing fees	59	—	—	Deferred financing fees, net - Balance Sheet
Legal Attendance	—	80	—	Vessels' operating expenses - Statement of Operations
Mark up on reimbursement of out of pocket expenses	—	13	1	Vessels' operating expenses - Statement of Operations

3.		Transactions with Related Parties – (continued):

At December 31, 2009 and 2010, $785 and $0, respectively, were payable to Cardiff, and are reflected in the accompanying consolidated balance sheets as "Due to related parties". In addition, $344 due from and $279 due to Cardiff as at December 31, 2009 and 2010, respectively, relating to the operations of the vessels under Cardiff's management, are included in "Prepayments and other"  and "Accounts Payable", respectively, in the accompanying consolidated balance sheets.

(c)
Vivid Finance Limited ("Vivid"): On August 13, 2010, the Company entered into a consultancy agreement (the "Agreement") with Vivid, a related company organized under the laws of Cyprus, which is controlled by Mr. George Economou and of which he may be deemed the beneficial owner. Vivid serves as the Company's financial consultant on matters related to (i) new loans and credit facilities with lenders and financial institutions, (ii) the raising of equity or debt from capital markets, (iii) interest rate swaps agreements, foreign currency contracts and forward exchange contracts and (iv) the renegotiation of existing loans and credit facilities. In consideration of these services the Company will pay Vivid a fee of 0.20% on the total transaction amount. Vivid did not provide any services in 2010 and, accordingly, no fees were billed to the Company.

The agreement has a duration of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid at least 30 days prior to the actual termination date. As defined in the Agreement, in the event of a "Change of Control" Vivid has the option to terminate the Agreement and cease providing the aforementioned service within three months from the "Change of Control".

(d)
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

(e)
Heidmar Trading LLC ("Heidmar Trading"): On October 14, 2008, the M/T Tigani commenced her time charter employment with Heidmar Trading LLC, for a period of approximately one year at a gross daily rate of $29.8 and it was redelivered to the Company in December 2009. Mr. George Economou is the chairman of the Board of Directors of the company and the Company's Chief Executive Officer is a member of its Board of Directors. The vessel was redelivered on December 22, 2009.

(f)
Tri-Ocean Heidmar Tankers LLC("Tri-Ocean Heidmar"): On October 17, 2008, the M/T Tamara, concurrently with her delivery commenced her time charter employment with Tri-Ocean Heidmar Tankers LLC for a period of approximately 25 to 29 months at a gross daily rate of $27. Tri-Ocean Heidmar Tankers LLC is owned by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel was redelivered on November 6, 2010. At December 31, 2010, $998 and $123 are due to the Tri-Ocean Heidmar and are included in "Accounts Payable" and "Accrued Liabilities" in the accompanying December 31, 2010 consolidated balance sheet.

(g)
Blue Fin Tankers Inc. pool ("Blue Fin"): On October 29, 2008 the M/T Olinda was employed in the Blue Fin tankers spot pool for a minimum period of twelve months. Blue Fin is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessel, as a pool participant, is allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula. In October 2008, the Company made an initial advance to the pool for working capital purposes of $928.4. As of December 31, 2009 and 2010 the Company had a receivable from the pool, including advances made to the pool for working capital purposes, of $1,856 (of which $63 is included in receivables and $1,793 is included in "Prepayments and other") and $2,198 (of which $63 is included in "Receivables" and $2,135 is included in "Prepayments and other"), respectively, in the accompanying consolidated balance sheets. The revenue of M/V Olinda deriving from the pool amounted to $2,627, $8,021 and 7,172 for 2008, 2009 and 2010, respectively and is included in "Voyage revenue" in the accompanying consolidated statements of operations.

3.		Transactions with Related Parties – (continued):

(h)
Sigma Tanker Pool ("Sigma"): On December 22, 2009 and November 6, 2010, the M/T Tigani and the M/T Tamara were both employed in the Sigma Tankers Inc. pool for a minimum period of twelve months. Sigma is a spot market pool managed by Heidmar Inc. Mr. George Economou is the chairman of the Board of Directors of Heidmar Inc. and the Company's Chief Executive Officer is a member of the Board of Directors of Heidmar Inc. The vessels, as pool participants, are allocated part of the pool's revenues and voyage expenses, on a time charter basis, in accordance with an agreed-upon formula~~.~~ The vessels were redelivered from the Pool on April 28, 2010 and January 6, 2011, respectively, due to their sale on May 4, 2010 and January 13, 2011, respectively. As of December 31, 2009 and 2010, the Company had a receivable from the pool of $933 and $ 1,480, respectively, which is included in "Receivables" in the accompanying consolidated balance sheets. The revenue of the M/T Tigani and the M/T Tamara deriving from the pool for 2009 amounted to $178 and nil, respectively, and for 2010 to $2,000 and $651, respectively, and is included in "Voyage revenue" in the accompanying consolidated statements of operations.

(i)
Acquisition of Vessels: In October 2008, the Company took delivery of the tanker vessels M/T Tigani and M/T Tamara from interests associated with Mr. George Economou for an aggregate consideration of $79,000. The purchase price was financed by a sellers' unsecured credit of $25,000 ($12,000 for the M/T Tamara and $13,000 for the M/T Tigani) and the Company's own funds. The sellers' credit was payable 18 months after the physical delivery of the vessel and bore interest at 9.0% per annum for the amount relating to the M/T Tamara and 9.5 % per annum for the amount relating to the M/T Tigani. The total interest charged in this respect for 2008 and 2009 amounted to $500 and $639, respectively and is included in "Interest and finance costs" in the accompanying consolidated statements of operations. The Company also paid Cardiff $1,440 representing a 1% commission on the vessels' purchase price.

As provided in the Memorandum of Agreements, or MOA, of M/T Tigani and M/T Tamara, following the resignation of one of the Company's directors on November 25, 2008, the sellers of the vessels had the right to demand the immediate payment of the Sellers' Credit of $25,000. The sellers of the above vessels on December 9, 2008, waived their contractual right to demand prompt prepayment of the Sellers' Credit until the amendment of the Nordea credit facility became effective (the "Amendatory Agreement"). On February 6, 2009, following the effectiveness of the Amendatory Agreement with Nordea, the sellers of the M/T Tigani and M/T Tamara exercised their option and requested the repayment of the sellers' credit to be made in cash from the proceeds of the Standby Equity Purchase Agreement discussed in Note 8 as also provided in the Amendatory Agreement, and waived their option for the settlement of the Sellers' Credit of $25,000 in the form of the Company's common stock at any date, effective December 9, 2008. As of December 31, 2009, the Company had fully repaid the Sellers' Credit.

(j)
Lease agreement: The Company has leased office space in Athens, Greece, from Mr. George Economou. The lease commenced on April 24, 2007, with a duration of six months and the option for the Company to extend it for another six months. The monthly rental amounts to Euro 680 ($0.90 at the December 31, 2010 exchange rate). This agreement was terminated on December 31, 2010. The rent charged for the years ended December 31, 2008, 2009 and 2010 amounted to $12.1, $11.4 and $11.0, respectively and is included in "General and administrative expenses" in the accompanying consolidated statements of operations.

(k)
Capital infusion: On May 28, 2010, Basset Holding Inc., a company controlled by Mr. Anthony Kandylidis, made an equity contribution of $20,000 in exchange for approximately 16,666,667 (50,000,000 common shares at $0.40 per share before the reverse stock split effect discussed in Note 8(f)) of the Company's common shares .

(l)
Steel Wheel Investments Limited.: Under an agreement between the Company and Steel Wheel Investments Limited ("Steel Wheel"), a company controlled by the Company's Chief Executive Officer, Steel Wheel provides consulting services to the Company in connection with the duties of the Chief Executive Officer of the Company, for an annual fee plus a discretional cash bonus as approved by the Compensation Committee. Such fees and bonuses for 2008, 2009 and 2010 totaled $2,601, $3,987 and $3,837, respectively and are included in "General and administrative expenses", in the accompanying consolidated statements of operations. Furthermore, as further discussed in Note 11, in 2008 and 2010 certain compensation in stock was granted to Steel Wheel.

4.	Vessels held for sale:

The Company has contracted to sell, on a charter free basis, the M/T Olinda, the M/T Tamara, the M/V Augusta, the M/V Austin and the M/V Trenton for an aggregate price of $89,600. The M/V Augusta was delivered to its new owners on January 6, 2011 and the M/T Tamara on January 13, 2011. The Company has classified the above five vessels as "Held for sale" in the accompanying December 31, 2010 consolidated balance sheet at their estimated sale proceeds as all criteria required for their classification as "Held for Sale" were met. The estimated loss of approximately $65,913 is included in "Loss on sale of vessels and vessels held for sale" in the accompanying 2010 consolidated statement of operations.

As of December 31, 2009, vessels held for sale consisted of the M/T Olinda,  the M/V Pierre and the M/T Tigani, of which the latter two were delivered to their new owners on April 14, 2010 and May 4, 2010, respectively and M/T Olinda's delivery was rescheduled in December 2010 to take place in April 2011. In 2009 the Company recognized an estimated  loss of $81,293  and in 2010 a gain of $2,487 due to the change of the sale price of  M/T Tigani, included in the accompanying 2009 and 2010 consolidated statements of operations under "Loss on sale of vessels and vessels held for sale".

Vessels held for sale are stated at their fair values less cost to sell. The fair values were determined based on the MOA prices (Level 1).

5.    Vessels under construction:

On March 8, 2010, the Company concluded three shipbuilding contracts with China Shipbuilding Trading Company, Limited (the "Shipyard"), for the constructions of three Capesize VLOCs with a dwt of 206,000 tons each at a total contract price of $204,300. The vessels are scheduled for delivery in the first, second and third quarters of 2012. The advances paid to the Shipyard as of December 31, 2010, have partially been financed by the SEDA proceeds (Note 8(c)). Upon their delivery, the vessels are scheduled to commence fixed rate employment as follows:

·  the first vessel at a gross daily hire rate of $25 for a minimum period of three years;

·  the second vessel at a gross daily hire rate of $23 for a minimum period of five years. The time charter agreement also provides for 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $23 and $40 per day; and

·  the third vessel at a gross daily hire rate of $21.5 for a period of seven years. The time charter agreement also provides for a 50% profit sharing arrangement when the daily Capesize average time charter rate, as defined in the charter party, is between $21.5 and $38 per day.

As of December 31, 2010, the Company had paid $45,000 as provided in the shipbuilding contracts, which together with other related costs of $1,618, including capitalized interest of $964 (Note 14) and commissions and supervision fees of $450 and $195 paid to Cardiff and TMS Dry Ltd, respectively (Note 3), is included in "Vessels under construction" in the accompanying December 31, 2010 consolidated balance sheet.

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$644,027	$(56,838)	$587,189
Additions	180,501	(48,180)	132,321
Impairment –( Note 2(l))	(67,903)	15,203	(52,700)
Vessel held for sale	(153,622)	22,341	(131,281)
Vessels sold	(136,275)	23,988	(112,287)
Balance December 31, 2009	$466,728	$(43,486)	$423,242
Additions	40,196	(24,594)	15,602
Transfer from advances for vessel acquisitions	9,900	-	9,900
Vessel sold	(10,750)	616	(10,134)
Vessels held for sale	(162,646)	35,180	(127,466)
Balance December 31, 2010	$343,428	$(32,284)	$311,144

6.	Vessels, Net – (continued):

The Memoranda of Agreement associated with the acquisition of the vessels, M/V Austin, M/V Pierre, M/V Trenton and M/V Topeka in 2007 stipulated that the vessels were delivered to the Company with charter parties attached, which expired in 2010. The assumed charters were below market charter rates at the time of the delivery and, accordingly, a portion of the consideration paid for the vessels was allocated to the assumed charters to the extent the vessel capitalized cost would not exceed its fair value without a time charter contract. The Company recorded imputed deferred revenue totaling $31,347, with a corresponding increase in the vessels' purchase price, which is being amortized to revenue on a straight-line basis during the remaining duration of the corresponding charter. The amortization of imputed deferred revenue for 2008, 2009 and 2010, amounted to $10,318, 14,473 and $1,558, respectively and is separately reflected in the accompanying consolidated statements of operations.

On May 21, 2009, the Company signed a MOA with a third party for the sale of M/V Lansing at a price of $21,950. The vessel was delivered to its new owners on July 1, 2009. The sale of the vessel resulted in a loss of $14,770 and is included in "Loss on sale of vessels and vessels held for sale" in the accompanying 2009 consolidated statement of operations.

On June 26, 2009, the Company signed a MOA with a third party to purchase the 2004 Capesize bulk carrier (173,880 dwt) M/V Partagas for an aggregate price of $56,647 including $560 of commissions paid to Cardiff and pre-delivery expenses of $87. The vessel was delivered on July 30, 2009 and commenced a three year time charter at a gross daily rate of $27.5. The purchase price of the vessel was financed by equity raised under the Company's Standby Equity Purchase Agreement or SEPA (Note 8(a)) and using the existing Nordea revolving credit facility (Note 7).

On July 8, 2009, the Company signed a MOA with a third party to purchase the 2006 Capesize bulk carrier (173,949 dwt) M/V Robusto for an aggregate price of $61,945 including $612.5 of commissions paid to Cardiff and pre-delivery expenses of $82.5. The vessel was delivered on October 19, 2009 and commenced a minimum five year time charter at a gross daily rate of $26. The purchase price of the vessel was financed by equity raised under the Company's SEPA (Note 8(a)) and using the existing Nordea revolving credit facility (Note 7).

On July 10, 2009, the Company signed a MOA with a third party for the sale of M/V Juneau at a price of $19,900. The vessel was delivered to its new owners charter free on October 23, 2009. The sale of the vessel resulted in a loss of $16,270 and is included in "Loss on sale of vessels and vessels held for sale" in the accompanying 2009 consolidated statements of operation.

On July 18, 2009, the Company signed a MOA with a third party to purchase a 2006 Capesize bulk carrier (174,200 dwt) M/V Cohiba for an aggregate price of $61,909 including $612.5 of commissions paid to Cardiff and pre-delivery expenses of $46.3. The vessel was delivered on December 9, 2009 and commenced a minimum five year time charter at a gross daily rate of $26.25. The purchase price of the vessel was financed by equity raised under the Company's (Note 8(a)) and using the existing Nordea revolving credit facility (Note 7).

On August 7, 2009, the Company signed a MOA with a third party for the sale of M/V Richmond at a price of $20.6 million. The vessel was delivered to her new owners on September 30, 2009. The sale of the vessel resulted in a loss of $20,842 and is included in "Loss on sale of vessels and vessels held for sale" in the accompanying 2009 consolidated statements of operation.

On September 30, 2009, the Company signed a MOA with a third party to purchase the 2005 Capesize bulk carrier (180,263 dwt) M/V Montecristo for an aggregate price of $50,096 including commissions paid to TMS Dry of  $495 and pre-delivery expenses of $101. The vessel was delivered to the Company on June 28, 2010. Following its delivery the vessel commenced a time charter for a minimum period of four years at a gross daily rate of $23.50. The charterer has the option to extend the charter period for an additional four years escalated to a maximum gross daily rate of $24.5. The purchase price of the vessel was partially financed by the equity contribution of Basset (Note 8(f)) and using the Nordea existing revolving credit facility (Note 7).

On October 4, 2010, the Company signed a MOA with a third party for the sale of M/T Pink Sands at a price of $11.1 million. The vessel was delivered to its new owners on November 4, 2010. The sale resulted in a gain of $511.

6.	Vessels, Net – (continued):

The Company's vessels have been pledged as collateral to secure the bank loans discussed in Note 7.

As of December 31, 2010, except for the M/T Olinda and the M/T Tamara that are employed in separate tanker pools, and M/V Austin and M/V Trenton that are both employed in the spot market, the remaining vessels were operating under time charters, the last of which expires in May 2018. Contracts with expected duration in excess of one year as of December 31, 2010, were as follows:

Vessel name	Daily time charter gross rate (in U.S. Dollars)	Estimated Expiration of Charter *
Drybulk Carriers
M/V Robusto	$26,000	August 2014 - March 2018
M/V Cohiba	$26,250	October 2014 - May 2018
M/V Partagas	$27,500	July 2012 - December 2012
M/V Montecristo	$23,500	May 2014 - January 2018
M/V Topeka	$15,000	January 2012 - April 2013
M/V Helena	$32,000	May 2012 - October 2016

Drybulk Carrier Held for Sale
M/V Augusta	$16,000	January 2011 (Note 16(a))

* The Estimated Expiration of Charter provides the estimated latest redelivery dates presented above, except for M/V Augusta, at the end of any  redelivery optional periods.

7.	Long-term Debt:

As of December 31, 2010, the Company's long-term debt totaled $209,772 ($265,674 as of December 31, 2009) relating to a credit facility with Nordea Bank Norge ASA ("Facility" or "Nordea Credit Facility") and a term loan with DVB Bank SE ("loan" or "DVB loan").

Nordea Credit Facility

On September 18, 2007, the Company entered into an agreement with Nordea Bank Norge ASA ("Nordea"), for a $325,000 Senior Secured Credit Facility for the purpose of refinancing the then outstanding balance of $118,000 of a facility with Fortis Bank concluded in June 2007, to partially finance the acquisition cost of vessels M/V Trenton, M/V Pierre, M/V Austin, M/V Juneau, M/V Lansing, M/V Helena, M/V Topeka, M/V Richmond and M/T Pink Sands and financing the acquisition of additional vessels. The Company and Nordea completed the syndication of the Nordea credit facility on February 12, 2008 which resulted in certain amendments to repayment terms and financial covenants, increased interest margins and commitment fees on the undrawn portion of the Facility.

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

7.	Long-term Debt – (continued):

suspend the payment of dividends; and (iv) to pay the sellers' credit only with the proceeds of new equity offerings or, common shares, which the seller may request at any time, (v) from the closing date and until all commitments are terminated and all amounts due under the Facility have been repaid, the weighted average age of the vessels (weighted by the fair market value of the vessels) shall not exceed 18 years; if any vessel reaches the age of 21 years or more during this period, such vessel shall be assigned no value in the calculation of the aggregate fair market value of the vessels and (vi) liquidity must be at least $500 multiplied by the number of vessels owned.

As provided in the first amendatory agreement to the Nordea credit facility, in the case of a sale of a vessel the Company has the option of either using the sale proceeds for the prepayment of the facility or depositing such proceeds in an escrow account pledged in favor of Nordea and using the funds to finance the purchase of a new vessel of the same type or better within 90 days. The Company made use of this option and used the sale proceeds of the M/V Lansing, M/V Richmond, M/V Juneau and M/V Pierre to partially finance the acquisition of M/V Partagas, M/V Robusto, M/V Cohiba and M/V Montecristo, respectively.

On November 4, 2010, following the sale of M/T Pink Sands, the Company decided not to exercise its option to use the proceeds for a replacement vessel and accordingly made a mandatory prepayment of the loan of $5,856 ($3,854 and $2,002 for Tranch A and Tranch B, respectively).

The amended Nordea credit facility is comprised of the following two Tranches and bears interest at LIBOR plus a margin:

Tranche A is a reducing revolving credit facility in a maximum amount of $200,000 of which the Company utilized $199,000 to repay the outstanding balance of the credit facility with Fortis of $118,000, to partially finance the acquisition of vessels and for working capital purposes. As of December 31, 2010, following the mandatory prepayment of $24,654 in 2011,  due to the sale of M/V Augusta, M/V Austin and M/V Trenton (Note 16) the balance of Tranche A of $110,493 will be reduced or repaid in nine semi-annual equal installments in the amount of $8,744 each and a balloon installment in an amount of $31,797.

Tranche B is a term loan facility in a maximum amount of $125,000 which was fully utilized to partially finance the acquisition of vessels. As of December 31, 2010, following the mandatory prepayment of $11,577 due to the sale of M/V Augusta, M/V Austin and M/V Trenton (Note 16), the balance of Tranche B of $58,643 is repayable in one installment of $6,752 followed by nine equal consecutive semi-annual installments in the amount of $5,520 each and a balloon installment in the amount of $2,211.

The Facility is secured with first priority mortgages over the vessels, first priority assignment of vessels' insurances and earnings, specific assignment of the time charters, first priority pledges over the operating and retention accounts, corporate guarantee and pledge of shares.

DVB Loan agreement

On December 23, 2008, the Company entered into a loan agreement with DVB Bank SE ("DVB") for a new secured term loan facility for an amount of $29.56 million, which was fully drawn in January 2009. The Company used the proceeds of the loan to make the prepayment in the amount of $25.0 million under its amendatory agreement to its Nordea credit facility. On May 4, 2010, the M/T Tigani was sold and as provided in the loan agreement a mandatory prepayment of the loan of $8,562 was made, which proportionally reduced the then outstanding loan installments. As a result the balance of the loan at December 31, 2010 of $4,406 is repayable in eight equal quarterly installments of $517.5 each, plus a balloon installment of $266 payable together with the last installment. The loan bears interest at 3.0% over LIBOR. The loan is secured with first preferred mortgage on the M/T Tamara, a corporate guarantee by the Company, assignment of earnings and insurances and a pledge of shares of the borrower. The loan agreement includes, among other covenants, financial covenants requiring that (i) liquidity must be at least $500 multiplied by the number of vessels owned, (ii) total interest bearing liabilities over the sum of total interest bearing liabilities plus shareholders' equity adjusted to account for the market value of the vessel must not exceed 90% up to June 30, 2010, 80% up to December 31, 2010 and 70% thereafter; (iii) the ratio of EBITDA to net interest expense of any accounting period must not be less than 2.50 to 1; and (iv) the aggregate charter free fair market value of the vessel must not be less than 140% (increasing by five percentage points each year, reaching 155% in the last year) of the aggregate outstanding balance. The Company is permitted to pay dividends under the loan of up to 50% of quarterly net profits. The loan agreement contains certain events of default, including a change of control, a cross-default with respect to other financial indebtedness and a material adverse change in the financial position or prospects of the borrowers or the Company. Upon signing the loan agreement, the Company paid an upfront fee of $443.5, which was included in "Deferred Financing fees" in the accompanying December 31, 2009 and 2010 consolidated balance sheets and is amortized in accordance with the policy discussed in Note 2(n).

7.	Long-term Debt – (continued):

On December 17, 2010, the Company signed a MOA for the sale of M/T Tamara. The vessel was delivered to its new owners on January 13, 2011 Accordingly the balance of the loan as of December 31, 2010, of $4,406 has been classified as current (Note 16(b)).

The principal payments required to be made after December 31, 2010 for the long-term debt discussed above are as follows:

Year ending December 31,	Nordea Tranche A (1)	Nordea Tranche B (1)	DVB	Total
2011	$42,140	$23,849	$4,406	$70,397
2012	17.488	11,040	-	28,528
2013	17,488	11,040	-	28,528
2014	17,488	11,040	-	28,528
2015	40,540	13,251	-	53,791
	$135,146	$70,220	$4,406	$209,772

(1)
The current portion of the long term debt on the December 31, 2010, Consolidated Balance Sheet has further been adjusted to reflect the estimated amount of $11,934 to be prepaid as a result of the contemplated sale of M/T Olinda.

Total interest expense for 2008, 2009 and 2010 amounted to $14,836, $10,561 and 6,856, respectively, and is included in "Interest and finance costs" in the accompanying 2008, 2009 and 2010 consolidated statements of operations (Note 14). The Company's weighted average interest rate (including the margin) for 2008, 2009 and 2010 was 4.49%, 3.41% and 2.88%, respectively.

8.	Common Stock and Additional Paid-In Capital:

(a)
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

8.		Common Stock and Additional Paid-In Capital – (continued):

Under the Amended and Restated Stockholders Rights Agreement effective May 26, 2010, the purchase by Basset Holdings Inc. ("Basset") of shares of the Company's Common Stock directly from the Company in a transaction approved by the Company's Board of Directors in May 2010, shall not cause Basset Holdings Inc., or any beneficial owner or Affiliate or Associate thereof, to be considered an "Acquiring Person"; provided, however, that should Basset or any Affiliate or Associate of Basset thereafter acquire additional shares of Common Stock constituting 1% or more of the Company's Common Stock then outstanding, and thereby beneficially own 20% or more of the Company's Common Stock then outstanding, other than by reason of an equity incentive award issued to Basset or such Affiliate or Associate by the Company's Board of Directors or a duly constituted committee thereof, then such Person shall be deemed an "Acquiring Person" for purposes of this Agreement.

(b)
Standby Equity Purchase Agreement — ("SEPA"): On January 30, 2009, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $147.9 million of its common shares, par value $0.01 per share. In accordance with the terms of the SEPA, the Company sold 23,950,000 (71,850,000 before the reverse stock split effect) common shares with net proceeds amounting to $109,909. YA Global received a discount equal to 1.5% of the gross proceeds or $1,674. The SEPA was terminated on May 21, 2009. Of the SEPA proceeds, $25,000 was used to fully repay the sellers' credit of the M/T Tamara and M/T Tigani.

(c)
Amendment of the Company's Articles of Incorporation: On July 13, 2009, during the Company's annual general meeting of shareholders, the Company's shareholders approved an amendment to the Company's articles of incorporation to increase the Company's authorized common shares from 31,666,667 (95,000,000 before the reverse stock split effect)) common shares to 333,333,333 (1,000,000,000 before the reverse stock split effect) common shares.

(c)
Standby Equity Distribution Agreement — ("SEDA"): On July 24, 2009, the Company entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global, pursuant to which the Company may offer and sell up to $450,000 of the Company's common shares to YA Global. The SEDA commenced on September 28, 2009 and terminated on March 18, 2010. YA Global was entitled to receive a discount equal to 1.5%. As of December 31, 2009, 22,685,169 (68,055,508 before the reverse stock split) common shares had been sold with net proceeds amounting to $78,970. During the period from January 1, 2010 to March 18, 2010, 6,717,667 (20,150,000 before the reverse stock split) common shares were sold with net proceeds of $19,257. During the period from the commencement of the offering on September 28, 2009 to the termination of the offering on March 18, 2010, the Company sold 29,401,836 (88,205,508 before the reverse stock split) common shares with net proceeds amounting to $98,227, and YA Global received a discount equal to 1.5% of the gross proceeds or $1,496.

(d)
Shelf Registration Statement: On January 12, 2010, the Company filed a shelf registration statement on Form F-3, which was declared effective on January 21, 2010, pursuant to which it may sell up to $400,000 of an undeterminable number of securities.

(e)
Equity Incentive Plan — ("2010 Equity Incentive Plan"): On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company's Directors and officers. On December 17, 2010, the Company's Board of Directors approved in all respects the resolutions of the meetings of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer.

(f)
 Equity Infusion: On May 25, 2010, the Company's Board of Directors approved an equity infusion of $20,000 by Basset Holdings Inc. ("Basset"), a company controlled by Mr. Anthony Kandylidis the Company's CEO, in order to fund the Company's capital needs for the purchase of M/V Montecristo. On May 28, 2010, Basset paid the amount of $20,000 in exchange for approximately 16,666,667 (50,000,000 before the reverse stock split at a price of $0.40 per share) of the Company's common shares.

8.		Common Stock and Additional Paid-In Capital – (continued):

In determining the fair value of the shares to be issued in connection with the equity infusion, the Company used multiple inputs from different sources, including: (a) analyst target prices, (b) multiples-based valuation and (c) net asset value method. The Company considered the results of such analyses, together with: (1) the importance of the equity infusion, (2) the size of the equity infusion versus the limited market liquidity, and (3) the opportunity cost of the capital contribution for other similar investment opportunities. Given the specific circumstances of the equity infusion, the results of the analysis and the factors described above, the Company approved the equity infusion of $20,000 in exchange of approximately 16,666,667 (50,000,000 before the reverse stock split effect) of the Company's common shares at a price of $0.40 per share before the reverse stock split effect.

On May 26, 2010, the Stockholders Right Agreement that the Company entered into on April 30, 2008, was amended and restated in connection with the above transaction such that Basset would not fall within the definition of "Acquiring Person" under the agreement.

(g)
Share Price and Reverse Stock Split: Under the rules of the NASDAQ Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In the event the Company does not regain compliance within the period of 180 days, its securities will be subject to delisting. In addition if the market price of the common shares remains below $5.00 per share, under stock exchange rules, the Company's shareholders will not be able to use such shares as collateral for borrowing in margin accounts. The Company's stock price declined below $1.00 per share for a period of 30 consecutive business days, and on March 1, 2010 the Company received notice from the NASDAQ Stock Market that it is not in compliance with the minimum bid price rule. In order for the Company to regain compliance, its Board of Directors proposed a 3:1 reverse stock split, which automatically converted three current shares of the Company's class A common shares into one new share of common stock. The reverse stock split was approved by the Company's shareholders at the Annual General Meeting held on June 10, 2010. The reverse stock split took effect on June 17, 2010, and accordingly, the Company's authorized Class A common stock was converted to 333,333,333 shares, and the then issued and outstanding common stock of 231,800,001 common shares was converted to 77,266,655 common shares. Following the reverse stock split the Company's stock remained above $1.00 for a period of 10 consecutive business days and, as a result, on August 6, 2010, the Company received notice from the NASDAQ Stock market that it had regained compliance with the minimum bid price requirement and the compliance matter was closed

As of December 31, 2010, the Company's issued and outstanding stock amounted to 83,266,655 common shares. Common share shareholders are entitled to one vote on all matters submitted to a vote of shareholders and to receive interest, if any.

9.		Earnings/ (losses) per Share:

The components for the calculation of earnings/ (losses) per common and subordinated share, basic and diluted, for the years ended December 31, 2008, 2009 and 2010, are as follows:

	2008	2009	2010
Net income/(loss)	$27,722	$(178,682)	$(61,625)
- Less dividends paid
Common shares	(47,772)	—	—
Subordinated shares	—	—	—
Undistributed losses	$(20,050)	$(178,682)	$(61,625)
Allocation of undistributed losses Common Shares:
- 6,181,498, 52,816,667 and 83,266,655,as of December 31, 2008, 2009 and 2010, respectively	$(19,737)	$(178,682)	$(61,625)
Subordinated shares
- nil as of December 31, 2008, 2009 and 2010, respectively	—	—	—
	$(19,737)	$(178,682)	$(61,625)

9.	Earnings/ (losses) per Share – (continued):

Basic and diluted per share amounts:

	Common Shares
	2008	2009	2010

Distributed earnings	$10.00	$—	$—
Undistributed losses	(4.20)	(6.81)	(0.87)
Total	$5.82	$(6.81)	$(0.87)
Weighted average number of shares basic and diluted	4,773,824	26,185,442	70,488,531

Due to the conversion of the subordinated shares into common shares during August 2008, the basic and diluted per share amounts are presented only for common shares for the year ended December 31, 2008, 2009 and 2010.

10.           Derivatives and Fair Value Measurements:

Interest rate swaps

On January 29, 2008, the Company entered into two interest rate swap agreements with Nordea, the Company's lending bank, to partially hedge its exposure to fluctuations in interest rates on a notional amount of $316,500 ($236,222 as of December 31, 2010), decreasing in accordance with the debt repayments, by converting the variable rate of its debt to fixed rate for a period for 5 years, effective April 1, 2008. Under the terms of the interest rate swap agreement the Company and the bank agreed to exchange at specified intervals, the difference between paying a fixed rate at 3.55% and a floating rate interest amount calculated by reference to the agreed notional amounts and maturities. These instruments have not been designated as cash flow hedges under ASC 815, Derivatives and Hedging and, consequently, the changes in fair value of these instruments are recorded through earnings. The fair value of these instruments at December 31, 2010, is determined based on observable Level 2 inputs, as defined in ASC 820, Fair Value Measurements and Disclosures, derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. The fair value of these instruments at December 31, 2009 amounted to a liability of $11,049 (excluding accrued interest receivable of $2,243), of which the current and non-current portions of $7,443 and $3,606, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2009.   The fair value of these instruments at December 31, 2010 amounted to a liability of $11,602 (excluding accrued interest payable of $1,947), of which the current and non-current portions of $6,727 and $4,875, respectively, are included in current and non-current derivative liabilities in the accompanying consolidated balance sheet as of December 31, 2010. The unrealized result of the change in the fair value of these instruments for the years ended December 31, 2008, 2009 and 2010, was a loss of $16,147, a gain of $5,098 and an a loss of $553, respectively, and are included in "Loss on derivative instruments" in the accompanying consolidated statements of operations. The realized loss of these instruments for the years ended December 31, 2008, 2009 and 2010, was $1,037, $7,665 and $8,160, respectively, and is included in "Loss on derivative instruments" in the accompanying consolidated statements of operations.

The amounts for 2008 ($1,037) and 2009 ($7,665) previously included in "Interest and finance costs" (Note 14) were reclassified to "Loss on derivative instruments" to conform to the December 31, 2010, presentation.

Forward Freight Agreements (FFAs)

In May 2009, the Company engaged in Forward Freight Agreements (FFA) trading activities. The Company trades in the FFAs market with both an objective to utilize them as economic hedging instruments in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes and as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. The open positions of FFAs are "marked to market" quarterly, using quoted prices in active markets for identical instruments (Level 1 inputs), to determine the fair values. As of December 31, 2009 and 2010, all FFA positions had been closed.

10.	Derivatives and Fair Value of Financial Instruments – (continued):

The net realized gain/(loss) from FFAs for the year ended December 31, 2009 and 2010 amounted to $570 and $(4,342), respectively, and is separately reflected in the accompanying 2009 and 2010 consolidated statements of operations.

Fair value measurements

The carrying amounts reflected in the accompanying Consolidated Balance Sheets of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates.

The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring and non-recurring basis. As required by the fair value guidance, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2010
Recurring measurements	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swaps liability position	$11,602	$—	$11,602	$—
Total	$11,602	$—	$11,602	$—

Non-Recurring measurements	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Long lived assets held for sale	$88,274	$88,274	$—	$—
Total	$88,274	$88,274	$—	$—

11.	Stock based compensation:

On February 12, 2008, the Company granted 26,667 (80,000 before the reverse stock split effect)  restricted subordinated shares, vesting 25% annually, to Steel Wheel Investments Limited, a company providing consulting services to the Company in connection with the duties of the Chief Executive Officer, which is controlled by the Chief Executive Officer, subject to contractual restrictions, including applicable vesting period. The shares were issued on March 27, 2008. Following the conversion of the Company's subordinated shares into common shares on August 15, 2008, the aggregate of 26,667 (80,000 before the reverse stock split effect) restricted subordinated shares mentioned above vested immediately as provided in the related agreements. In addition, in March 2008, the Company issued 1,716 (5,150 before the reverse stock split effect)  ) shares to Sebert Shipping Co. a company providing consulting services to the Company and was controlled by the former Chief Operating Officer of the Company. Following the resignation of the former Chief Operating Officer in March 2009, the shares vested immediately pursuant to a resolution of the Company's Board of Directors.

Following the conversion of the Company's subordinated shares into common shares, the aggregate of 28,383 (85,150 before the reverse stock split effect) restricted subordinated shares mentioned above vested immediately as provided in the related agreements.

11.	Stock based compensation – (continued):

On January 14, 2010, the Company's Board of Directors adopted and approved the 2010 Equity Incentive Plan, under which 10,000,000 (30,000,000 before the reverse stock split) common shares were reserved for issuance. On January 18, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meetings of the Compensation Committee held on January 15, 2010, pursuant to which 1,000,000 (3,000,000 before the reverse stock split) common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer and 66,667 (200,000 before the reverse stock split) common shares were awarded to the Company's Directors and officers. On December 17, 2010, the Company's Board of Directors adopted and approved in all respects the resolutions of the meeting of the Compensation Committee held on December 17, 2010, pursuant to which 6,000,000 common shares were awarded to Steel Wheel Investments Limited, a company controlled by the Company's Chief Executive Officer.

There were 7,056,667 unvested shares as of December 31, 2010. Compensation cost recognized in the years 2008, 2009 and 2010 amounted to $2,701, $44 and $1,064, respectively. The compensation cost related to non-vested shares amounts to $7,676 with a weighted average remaining contractual life of 32 months.

12.	Income Taxes:

Under the laws of the Republic of Marshall Islands, Cyprus, Liberia and Malta, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying consolidated statement of operations.

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

Treasury regulations are effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. All the Company's ship-operating subsidiaries currently satisfy the 50% Ownership Test. In addition, following the completion of the Initial Public Offering of the Company's shares, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the Publicly Traded Test can be satisfied based on the trading volume and the widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

13.	Commitments and Contingencies:

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

On August 13, 2007, the Company entered into a six-year lease for office facilities in Athens, which expires in August 2013 with the Company's option to extend the agreement through October 1, 2017. The monthly lease payment is Euro 5,175 ($6.85 based on the Euro to USD exchange rate at December 31, 2010) and is adjusted on August 1st of each year based on the inflation rate announced by the Greek State as defined in the agreement. On September 30, 2010, the Company gave notice to the owner for the termination of the lease agreement as of December 31, 2010. Based on the provisions of Greek law, the Company paid the owner a penalty equal to one month rental and the lease obligation up to December 31, 2010 and the lease agreement was terminated.

As further disclosed in Note 5 the Company has signed three shipbuilding contracts for the construction of three VLOCs. As of December 31, 2010, the amounts due until delivery of the vessels are as follows:

Year	Amount
2011	$40,860
2012	118,440
Total	$159,300

Future minimum contractual charter revenue deriving from vessels' long-term charter contracts represents revenue until the earliest redelivery of each vessel and includes also the revenue to be earned from vessels under construction. As of December 31, 2010, future contractual revenue is as follows:

Year	Amount
2011	$54,877
2012	51,077
2013	53,016
2014	42,044
2015	18,518
2016 and thereafter	42,772
Total	$262,304

Revenue amounts do not include any assumed off-hires.

As further disclosed in Note 3 the Company has contracted the commercial and technical management of its vessels to TMS Dry Ltd and TMS Tankers Ltd. For these services it pays a monthly management fee. Such management fees until the expiration of the agreements are as follows:

Year	Amount
2011	$4,624
2012	5,393
2013	6,530
2014	6,531
2015	2,970
Total	$26,048

14.	Interest and Finance Costs:

The amounts included in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2009	2010
Interest on long-term debt	$14,836	$10,561	$6,856
Capitalized interest	-	-	(964)
Amortization and write-off of financing fees	475	744	538
Long-term debt commitment fees	16	7	-
Finance expenses	1,127	709	255
Other	74	148	90
	$16,528	$12,169	$6,775

The realized result (loss) of the change in the fair value of the interest rate swaps discussed in Note 10 for the years ended December 31, 2008 and 2009, of $1,037 and $7,665, respectively, previously included in "Interest and finance costs" were reclassified to  "Loss on derivative instruments" to conform with the  December 31, 2010 presentation. In addition as a result of the above reclassification the amounts of interest paid in the consolidated statements of cash flows for the years ended December 31, 2008 and 2009, were changed from $12,340 and $18,509, respectively, to $11,044 and $13,339, respectively.

15.	Segment Information:

The table below presents information about the Company's reportable segments as of December 31, 2008, 2009 and 2010 and for the years then ended. The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

December 31, 2008	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$114,758	$42,676	$—	$157,434
Interest and finance costs	(11,173)	(5,316)	(39)	(16,528)
Interest income	—	—	776	776
Loss on interest rate swaps	(12,076)	(5,108)	—	(17,184)
Depreciation and amortization	(32,865)	(10,762)	(31)	(43,658)
Segment profit/(loss)	31,766	4,260	(8,304)	27,722
Total assets	$408,680	$184,753	$32,137	$625,570

December 31, 2009	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$96,672	$36,263	$570	$133,505
Loss on sale of vessels and vessels held for sale	(69,250)	(63,926)	—	(133,176)
Interest and finance costs	(7,333)	(4,791)	(45)	(12,169)
Interest income	—	—	271	271
Loss on interest rate swaps	(1,856)	(711)	—	(2,567)
Depreciation and amortization	(30,100)	(18,080)	(92)	(48,272)
Impairment on vessels	—	(52,700)	—	(52,700)
Segment loss	(46,248)	(124,865)	(7,569)	(178,682)
Total assets	$444,180	$56,253	$48,839	$549,272

15.	Segment Information – (continued):

December 31, 2010	Drybulk carriers	Tankers	Other	Total
Revenues from external customers	$71,844	$26,004	$—	$97,848
Gain/ (loss) on sale of vessels and vessels held for sale	(65,711)	2,782	—	(62,929)
Interest and finance costs, net of capitalized interest	(4,270)	(2,461)	(44)	(6,775)
Interest Income	—	—	119	119
Loss on interest rate swaps	(7,202)	(1,511)	—	(8,713)
Depreciation and amortization	(23,252)	(1,342)	(259)	(24,853)
Segment profit/(loss)	(62,193)	8,976	(8,408)	(61,625)
Total assets	$428,187	$33,588	$17,088	$478,863

16.	Subsequent Events:

(a)
On October 4, 2010, the Company contracted to sell the M/V Augusta (Note 4). The vessel was delivered to its new owners on January 6, 2011. Of the sale proceeds an amount of $11,580 was used to partially repay the Nordea credit facility (Note 7). The sale resulted in a loss of  $31,628 reflected as an impairment loss and is included in "Loss on sale of vessels and vessels held for sale" in the accompanying consolidated statement of operations for the year ended December 31, 2010

(b)
On December 17, 2010, the Company contracted to sell the M/T Tamara (Note 4). The vessel was delivered to its new owners on January 13, 2011. Of the sale proceed an amount of $4,406 was used to fully repay the DVB term loan (Note 7). The sale resulted in a gain of $858 recorded in 2011.

(c)
Under the rules of The Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. The Company's stock price has declined below $1.00 per share for a period of 30 consecutive business days, and on January 25, 2011 the Company received notice from the Nasdaq Stock Market that it is not in compliance with the minimum bid price rule.

(d)
On January 1, 2011, the Company leased office space in Athens, Greece, from a family member of Mr. George Economou. The lease has a duration of five years. The monthly rental for the first two years amounts to Euro 1,000 ($1.33 at the December 31, 2010 exchange rate) and thereafter is annually adjusted based on the annual inflation rate announced by the Greek State.

(e)	On February 24, 2011, the Company signed a letter of commitment with a major Chinese bank for the financing of up to 60% of the aggregate construction cost of the three VLOCs discussed in Note 5.

(f)
On November 19, 2010, the Company contracted to sell the M/V Austin (Note 4). The vessel was delivered to its new owners on March 10, 2011. Of the sale proceeds an amount of $12,325 was used to partially repay the Nordea credit facility (Note 7). The sale resulted in a loss of $17,184 reflected as an impairment loss and is included in "Loss on sale of vessels and vessels held for sale" in the accompanying consolidated statement of operations for the year ended December 31, 2010.

(g)
On November 19, 2010, the Company contracted to sell the M/V Trenton (Note 4). The vessel was delivered to its new owners on March 11, 2011. Of the sale proceeds an amount of $12,325 was used to partially repay the Nordea credit facility (Note 7). The sale resulted in a loss of $16,882 reflected as an impairment loss and is included in "Loss on sale of vessels and vessels held for sale" in the accompanying consolidated statement of operations for the year ended December 31, 2010.

16.	Subsequent Events – (continued):

(h)
On April 1, 2011, the Company entered into two agreements to purchase two capesize vessels under construction of 206,000 DWT each, through the acquisition of the shares of their owning companies (the "Owners"). The Owners are fully owned subsidiaries of a company (the "Sellers") ultimately controlled by the Company's CEO Mr. Anthony Kandylidis. The Sellers will receive in exchange of the selling price of both vessels a total number of 35,657,142 common shares of the Company and the Company will perform the shipbuilding contracts. The vessels are scheduled to be delivered in the second and fourth quarter of 2013. The total outstanding yard payments amount to $95,040 of which $29,700 is payable in 2012 and the balance in 2013.

SK 25754 0002 1187274 v4